LOTTOMATICA

00153 Roma - Viale del Campo Boario, 56/d
T 06 518991 F 06 51894300

RECEIVED
2006 SEP 22 P 12:
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

By Mail

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3628
Washington, D.C. 20549
U.S.A.

06017017

PROCESSED
SEP 25 2006
THOMSON
FINANCIAL

SUPPL

September 19, 2006

Re: ***Lottomatica S.p.A. (File No. 82-34963)***
Submission Pursuant to Rule 12g3-2(b)(1)(iii)

Ladies and Gentlemen:

By letter dated March 31, 2006, a submission to the Securities and Exchange Commission (the "SEC") was made on behalf of Lottomatica S.p.A. (the "Company") in order to establish the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g3-2(b) promulgated under the Exchange Act. We are furnishing this letter and the enclosed documents, following our previous letters, in order to maintain the Company's exemption and to comply with the requirements of Rule 12g3-2(b)(1)(iii) of the Exchange Act.

Pursuant to Rule 12g3-2(b)(4), the information contained in, and the documents enclosed with, this letter are not deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), neither this letter nor the furnishing of such information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

The information set forth below are a summary of the enclosed documentation which the Company has made public pursuant to Italian and/or Luxembourg law or stock exchange rules, filed with a stock exchange (and which was made public by that exchange) and/or distributed (or made available for distribution) to its securities holders starting from the beginning through the date hereof:

LAC-30-00186/06

dw 9/22

Name of Document	Date of Document	Number of Schedule II	English Summary
(1) Press Release: Lottery Commission Matters	August 2, 2006	9	English version available
(2) Press Release: Lottery Commission Matters - 2nd part	August 2, 2006	9	English version available
(3) Press Release: Lotto game: Wagers total 473.8 million Euro in July 2006. Instant lotteries "Scratch & Win": Wagers of 249.5 million Euro in July 2006	August 4, 2006	9	English version available
(4) Press Release: Illinois Lottery Commission Matters	August 7, 2006	9	English version available
(5) Press Release: Ohio Lottery Commission Matters	August 10, 2006	9	English version available
(6) Press Release: Florida Lottery Commission Matters	August 16, 2006	9	English version available
(7) Press Release: New York Lottery Commission Matters	August 23, 2006	9	English version available
(8) Press Release: Lottomatica S.p.A. Completes Acquisition of GTECH Holdings Corporation	August 29, 2006	9	English version available
(9) Minutes of the Board of Directors meeting of August 29, 2006 (for the part drafted by public deed)	August 29, 2006	14 b	English version available

Name of Document	Date of Document	Number of Schedule II	English Summary
(10) Notice of changes concerning the composition of the Board of Directors	August 29, 2006	16	English version available
(11) Press Release: Lotto game: Wagers total 511.8 million euro in August 2006. Instant lotteries "Scratch & Win": Wagers of 292.6 million euro in August 2006	September 06, 2006	9	English version available
(12) Press Release: Lottomatica announces Fiscal year 2006 first semester results	September 11, 2006	9	English version available
(13) Amendments to the By-laws	September 11, 2006	14(b)	Updated version of the by-laws of Lottomatica reflecting the increased share capital; English version available
(14) Consolidated Report as of June 30, 2006	September 11, 2006	4	English version available

Name of Document	Date of Document	Number of Schedule II	English Summary
(15) Merger by incorporation of Nova Prima S.r.l. into Lottomatica S.p.A: (15.1) Merger Plan; (15.2) Financial Statements of Lottomatica S.p.A.; (15.3) Financial Statements Nova Prima S.p.A.	September 11, 2006	11	English version available *Simplified merger (the merged company is totally owned by the merging company, and therefore a number of documents generally aimed at providing shareholders with the necessary information, do not need to be prepared)*

Q

Name of Document	Date of Document	Number of Schedule II	English Summary
(16) Reports of the Board of Directors regarding the shareholders meeting of October 18, 2006: (16.1) report concerning the proposals to amend the company's by-laws; (16.2) report concerning the proposal to amend article 5 (capital stock) of the company's by-laws; (16.3) report concerning the proposal to amend article 6 (shares) of the company's by-laws; (16.4) report concerning the proposal to amend article 14 (board of directors: function) of the company's by-laws; (16.5) report concerning the proposal to increase remuneration of the board of directors; (16.6) report concerning the approval of the 2006 – 2011 stock option plan reserved for the employees of Lottomatica S.p.A. and/or its subsidiaries; (16.7) report concerning the approval of the 2006 – 2009 plan for the allocation of shares reserved for the employees of Lottomatica S.p.A. and/or its subsidiaries; (16.8) report concerning the approval of the 2006 – 2011 plan for the allocation of shares reserved for the employees of Lottomatica S.p.A. and/or its subsidiaries.	September 11, 2006	14(a)	English version available

Name of Document	Date of Document	Number of Schedule II	English Summary
(17) Press Release: Internal Dealing filing model concerning Mr. Jaymin Patel	September 12, 2006	9	English version available
(18) Press Release: Internal Dealing filing model concerning Mr. Declan Harkin	September 12, 2006	9	English version available
(19) Press Release: Internal Dealing filing model concerning Mr.Alan Eland	September 12, 2006	9	English version available
(20) Press Release: Internal Dealing filing model concerning Mr. Victor Duarte	September 12, 2006	9	English version available
(21) Press Release: Internal Dealing filing model concerning Mr. Walter De Socio	September 12, 2006	9	English version available
(22) Press Release: Internal Dealing filing model concerning Mr. Thomas Caffrey	September 12, 2006	9	English version available
(23) Press Release: Internal Dealing filing model concerning Mr. Atul Bali	September 12, 2006	9	English version available
(24) Press Release: Internal Dealing filing model concerning Mr. Michael Prescott	September 12, 2006	9	English version available
(25) Press Release: Internal Dealing filing model concerning Mr. John Pothin	September 12, 2006	9	English version available

Name of Document	Date of Document	Number of Schedule II	English Summary
(26) Press Release: Internal Dealing filing model concerning Mr. Robert Plourde	September 12, 2006	9	English version available
(27) Press Release: Internal Dealing filing model concerning Mr. William Pieri	September 12, 2006	9	English version available
(28) Press Release: Internal Dealing filing model concerning Mr. W. Bruce Turner	September 12, 2006	9	English version available
(29) Press Release: Internal Dealing filing model concerning Mr. Don Sweitzer	September 12, 2006	9	English version available
(30) Press Release: Internal Dealing filing model concerning Mr. Donald Reilly	September 12, 2006	9	English version available
(31) Notice of call of shareholders' meeting	September 15, 2006	17	English version available
(32) Press Release: Internal Dealing filing model concerning Mr. Salvemini	September 12, 2006	9	English version available

* * * * *

If the SEC has any questions or requires any further information, please contact the undersigned at +390651899977. Finally, I would greatly appreciate your acknowledging receipt of this letter and of the relevant the enclosures by returning to me the enclosed copy of same.

Very truly yours,

LOTTOMATICA S.P.A.

By: [signature]

Claudia Ricchetti
Direttore Affari Legali, Regolamentari e Societari

LAC-30-00186/06

RECEIVED
2006 SEP 22 P 12:31
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ATTACHMENT (1)

Wednesday - 08/02/2006

Lottery Commission Matters

Rome - Lottomatica S.p.A. has been informed that on July 31, 2006, the Michigan Bureau of State Lottery informed GTECH Holdings Corporation in writing that the consummation of the acquisition of GTECH by Lottomatica shall not result in the termination of, or the commencement of formal termination procedures with respect to, GTECH's Michigan lottery contract.

ATTACHMENT (2)

Wednesday - 08/02/2006

Lottery Commission Matters - 2nd part

Rome - Lottomatica S.p.A. has been informed that on August 1, 2006, the Rhode Island Lottery informed GTECH Holdings Corporation in writing that the consummation of the acquisition of GTECH by Lottomatica shall not result in the termination of, or the commencement of formal termination procedures with respect to, GTECH's existing Rhode Island Lottery contract.
The Company has also been informed that on August 1, 2006, the Georgia Lottery Corporation informed GTECH Holdings Corporation in writing that the consummation of the acquisition of GTECH by Lottomatica shall not result in the termination of, or the commencement of formal termination procedures with respect to, GTECH's Georgia Lottery contract.

ATTACHMENT (3)

Friday - 08/04/2006

Lotto game: Wagers total 473.8 million euro in July 2006
Instant lotteries "Scratch & Win": Wagers of 249.5 million euro in July 2006

Rome, August 4nd, 2006 – During the draws of July 2006, Lotto wagers amounted to 473.8 million euro, compared with 461.9 million euro in the month of June 2006 and with 533.2 million euro in the month of July 2005.
In particular, in July 2006 wagers from "core" bets, excluding late numbers, amounted to 411.6 million euro (respectively 388.9 million euro in June 2006 and 450.7 million euro in July 2005), while wagers from bets on "late numbers" amounted to 50.3 million euro (compared with 73.0 million euro in the month of June 2006 and with 82.5 million euro in July 2005). Wagers from the new gaming formula, the Instant Lotto, were equal to 11.9 million euro.
Winnings in July 2006 totalled 266.0 million euro (264.0 million euro in June 2006 and 237.4 million euro in July 2005).
Scratch & Win wagers in the month of July were equal to 249.5 million euro compared with 312.6 million euro in the month of June 2006 and with 95.2 million euro in the month of July 2005.

ATTACHMENT (4)

Monday - 08/07/2006

Lottery Commission Matters

Rome - Lottomatica S.p.A. has been informed that on August 4, 2006, the Illinois Department of Revenue, Lottery Program informed GTECH Holdings Corporation in writing that the consummation of the acquisition of GTECH by Lottomatica shall not result in the termination of, or the commencement of formal termination procedures with respect to, GTECH's Illinois lottery contract.

RECEIVED
2008 SEP 22 P 12:51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ATTACHMENT (5)

Thursday - 08/10/2006

Lottery Commission Matters

Rome - Lottomatica S.p.A. has been informed that yesterday the Ohio Lottery Commission informed GTECH Holdings Corporation in writing of the Ohio Lottery's intent to maintain its existing lottery contracts with GTECH following the consummation of the acquisition of GTECH by Lottomatica.

ATTACHMENT (6)

Wednesday - 08/16/2006

Lottery Commission Matters

Rome– Lottomatica S.p.A. has been informed that today the Florida Lottery informed GTECH Holdings Corporation in writing that it consented to the consummation of the acquisition of GTECH by Lottomatica.

RECEIVED
2006 SEP 22 P 12:21
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ATTACHMENT (7)

Wednesday - 08/23/2006

Lottery Commission Matters

Rome - As previously reported, on July 26, 2006, the New York Lottery (the "NY Lottery") advised GTECH that, subject to the execution of an assignment and assumption agreement with the NY Lottery and approval thereof by the New York Attorney General and State Comptroller, the NY Lottery does not object to the Merger and consents to the transaction being completed. On August 22, 2006 the approvals by the New York Attorney General and State Comptroller were received.

ATTACHMENT (8)

Tuesday - 08/29/2006

LOTTOMATICA S.P.A. COMPLETES ACQUISITION OF GTECH HOLDINGS CORPORATION

ROME, ITALY and WEST GREENWICH, RHODE ISLAND, USA – Lottomatica S.p.A. (MIL: LTO) and GTECH Holdings Corporation today announced that all the conditions in the merger agreement were satisfied and Lottomatica has completed its previously announced acquisition of GTECH. The amount paid is equal to $35.00 per share, in cash, for a total equity consideration of approximately $4.7 billion on a fully diluted basis. The common stock of GTECH will cease trading on the New York Stock Exchange as a result of the completion of the acquisition.

The combination of Lottomatica, the exclusive license holder and operator of Italy's Lotto, one of the world's largest lotteries, and GTECH, a leading gaming and technology services company, creates one of the world's leading gaming solutions providers, with significant global market presence and the broadest portfolio of lottery technology, services, and content solutions. The combined company has operations in over 50 countries worldwide and approximately 6,300 employees.

W. Bruce Turner, President and Chief Executive Officer of GTECH, said: "*We are pleased to complete this exciting transaction. By combining the two entities, we have created a vertically-integrated gaming operations and technology solutions company with comprehensive product offerings, superior client service, unsurpassed operations experience and capabilities and considerable financial strength. Since announcing the transaction in January we have spent a great deal of time in talking with our clients and shareholders, and we are gratified by the support we have received.*"

Lorenzo Pellicioli, Chairman of Lottomatica, stated: "The *acquisition of GTECH represents a fundamental step forward for our company which, with its new structure, will be able to compete on a worldwide basis and obtain important results. Now* - added Pellicioli – *we must meet challenges ever more ambitious, but we have all the necessary capabilities to create value for the company and its shareholders.*"

Marco Drago, Chairman of De Agostini, controlling shareholder of Lottomatica, underlined that: "*We are extremely proud of the success of this operation which I consider to be strategic for the future of the company; with the acquisition of GTECH, which enables Lottomatica to become a global player, the De Agostini group has strengthened its position, continuing in its strategy of growth and investments with a view to furthering international development.*"

Former GTECH stockholders with stock certificates will receive notice in the mail regarding the process to surrender their shares for the merger consideration. Former GTECH stockholders whose shares were held through banks or brokers will receive information about their holdings from those institutions.

Lottomatica's financial advisor with respect to this transaction is Credit Suisse First Boston (Europe) Limited, and its legal counsel are Dewey Ballantine LLP, Saiber Schlesinger Satz & Goldstein, LLC and Bonelli Erede Pappalardo. GTECH's financial advisor is Citigroup Global Markets, and its legal counsel are Cravath, Swaine & Moore LLP and Edwards Angell Palmer and Dodge LLP.

*** *** ***

About Lottomatica S.p.A.

Lottomatica S.p.A. operates one of the largest lotteries in the world, the Italian "Lotto," and is the market leader in the Italian gaming industry. Lottomatica has a network of approximately 77,000 points of sales through its main business segments – lotteries, sports games and betting, gaming

machines and commercial services. The company, headquartered in Rome, has revenues of approximately €583 million in 2005, over 1,000 employees and is publicly traded on the Milan stock market (LTO). It is controlled by De Agostini S.p.A. which owns 56% of the company's share capital. For more information about the company, please visit Lottomatica's website at http://www.gruppolottomatica.it.

About GTECH Holdings Corporation

GTECH is a leading gaming technology and services company. With more than $1.3 billion in annual revenues and 5,300 people in over 50 countries, GTECH provides integrated technology, creative content, and business services to effectively manage and grow today's evolving gaming markets. In targeted emerging economies, GTECH also leverages its operational presence and infrastructure to supply commercial transaction processing services. For more information about the Company, please visit GTECH's website at http://www.gtech.com.

*** *** ***

For further information:

AD HOC Communication Advisors 02/7606741
Mario Pellegatta - Matteo Cidda 335/1415585
This press release and the previous ones are available on the web site:
www.adhoccommunication.it
Lottomatica web site: www.gruppolottomatica.it

Lottomatica (U.S.) Mark Semer or Jeremy Fielding
Kekst and Company 1-212-521-4800

GTECH Robert K. Vincent Public Affairs 1-401-392-7452

ATTACHMENT (9)

Minutes of the Board of Directors meeting of August 29, 2006 (for the part drafted by public deed)

N.   di rep.   N.   di racc.

VERBALE DI RIUNIONE DI CONSIGLIO DI AMMINISTRAZIONE

REPUBBLICA ITALIANA

L'anno 2006 (duemilasei)

il giorno

del mese di

alle ore

In Roma, presso la sede di..

Avanti a me, notaio in Roma, iscritto presso il Collegio Notarile dei Distretti Riuniti di Roma, Velletri e Civitavecchia, è comparso il signor:

- …………….., nato a ……………………. il ………………………..,

domiciliato per la carica in Roma, viale del Campo Boario n. 56/d,

della cui identità personale io notaio sono certo, il quale, nella sua veste di …………………… del Consiglio di Amministrazione e nell'interesse della società per azioni quotata:

"Lottomatica S.p.A."

con sede in Roma, viale del Campo Boario n. 56/d, capitale sociale euro 149.637.927 i.v., iscrizione al Registro delle Imprese di Roma e codice fiscale n. 08028081001, iscritta al R.E.A. di Roma al n. 1117269,

#p#

mi chiede di far constare, per quanto *infra* al punto 5 dell'ordine del giorno, della riunione del Consiglio di Amministrazione convocata, ai sensi di statuto, in questo giorno, luogo ed ora, per discutere e deliberare sul seguente

ordine del giorno

1. approvazione verbale seduta precedente;

2. comunicazioni del Presidente;

3. comunicazioni dell'Amministratore Delegato;

4. perfezionamento dell'operazione di acquisizione di GTech Holdings Corp;

5. aumento di capitale sociale, in esercizio della delega ex art. 2443 del codice civile conferita dall'Assemblea Straordinaria degli azionisti il 12 aprile 2006, riservato a dipendenti di Lottomatica S.p.A. e/o di sue controllate; deliberazioni inerenti e conseguenti;

6. dimissioni e cooptazione di Amministratori ex art. 2386 del codice civile;

7. attribuzione di cariche sociali, conferimento di incarichi esecutivi e di relativi poteri ed attribuzioni;

8. valutazione dell'indipendenza di alcuni Amministratori;

9. composizione dei Comitati interni all'Organo amministrativo; deliberazioni inerenti e conseguenti;

#p#

10. proposta di delega al Consiglio di Amministrazione per l'aumento del capitale sociale ai sensi del combinato disposto degli artt. 2443 e 2441, comma 4, secondo periodo del codice civile, previa revoca della delibera dell'Assemblea Straordinaria in data 21 settembre 2005; conseguente modifica dell'art. 5 dello Statuto; deliberazioni inerenti e conseguenti;

11. proposta di modifica dell'art. 6 dello Statuto con inserimento della facoltà dell'Assemblea Straordinaria di emettere azioni o altri strumenti finanziari ai sensi dell'art. 2349 del codice civile; deliberazioni inerenti e conseguenti;

12. proposta di modifica dell'articolo 14.3 dello Statuto; deliberazioni inerenti e conseguenti;

13. proposta di deliberazioni ai sensi dell'art. 2389 del codice civile;

14. convocazione dell'Assemblea in sede ordinaria e straordinaria;

15. varie ed eventuali.

Aderisco alla fattami richiesta e do atto che il Consiglio, che ha già provveduto a trattare i precedenti 4 punti all'ordine del giorno, si svolge, per quanto concerne il

quinto punto del medesimo, come segue.

Presiede il Comparente nella sua predetta veste, il quale nuovamente constata e dà atto che:

- oltre ad esso Comparente sono presenti

Il Presidente nuovamente dichiara pertanto il Consiglio validamente costituito e passa a trattare il quinto punto all'ordine del giorno.

Il Presidente rammenta che, nell'ambito del progetto di acquisizione dell'intero capitale di GTECH Holdings Corp. (l'"**Acquisizione**") e della conseguente riorganizzazione del *management* di Lottomatica e del gruppo ad essa facente capo, è previsto che alcuni manager di GTECH Holdings Corp. ("**GTECH**"), nonchè altri dipendenti di Lottomatica S.p.A. e/o di sue

#p#

controllate, che, a seguito dell'Acquisizione, assumeranno o manterranno determinati ruoli o responsabilità siano destinatari di un piano di attribuzione di azioni Lottomatica agli stessi riservato (il "**Piano**").

Al proposito, con delibera del 12 aprile 2006 (di cui a verbale in pari data n. 83.927/20.116 di rep. notaio in Roma Ignazio de Franchis, registrato all'Agenzia delle Entrate di Roma 1 il 27 aprile 2006, l'assemblea degli azionisti di Lottomatica S.p.A. ebbe, pertanto, tra l'altro a deliberare:

(i) di approvare il Piano alle condizioni e modalità indicate nella relazione allegata sotto "I" al verbale di assemblea n. 83.927/20.116 di rep. notaio in Roma Ignazio de Franchis sopra citato;

(ii) di conferire al Consiglio di Amministrazione, ai sensi dell'articolo 2443 cod. civ., ogni potere necessario od opportuno per dare esecuzione al Piano medesimo.

In particolare, a titolo meramente esemplificativo, al Consiglio di Amministrazione è stato attribuito il potere, con facoltà di subdelega, di:

- individuare i beneficiari tra i dipendenti della Società e/o di sue controllate e stabilire il numero di azioni da attribuire a ciascuno di essi, nell'interesse della Società e

#p#

ed anche in base al ruolo ed alle responsabilità che i singoli beneficiari assumeranno nell'ambito del nuovo gruppo societario a seguito dell'Acquisizione, il tutto su proposta, se del caso, del Comitato per la Remunerazione;

- stabilire eventuali vincoli temporanei alle disponibilità delle azioni riservate ai beneficiari;

- stabilire ogni altro termine e condizione per l'esecuzione del Piano, anche in modo differenziato tra i vari beneficiari, precisando che, al servizio del Piano, il Consiglio potrà avvalersi della delega ad aumentare il capitale sociale - con esclusione del diritto di opzione ai sensi dell'art. 2441, ultimo comma, cod. civ., conferita nella medesima assemblea del 12 aprile 2006 sopra citata.

Al proposito, il Presidente rammenta che detta assemblea del 12 aprile 2006 ebbe ad attribuire al Consiglio di Amministrazione, per il periodo massimo di cinque anni dalla data della suddetta delibera, ai sensi dell'art. 2443 cod. civ., la facoltà di aumentare a pagamento il capitale sociale, in una o più tranche, per l'importo massimo di euro 1.720.000.000, di cui fino all'importo nominale massimo di euro 1.670.000.000 da offrire in opzione agli azionisti (l'**"Aumento di Capitale a servizio dell'Acquisizione"**) e fino

#p#

all'importo nominale massimo di euro 50.000.000 da offrire in sottoscrizione a dipendenti di Lottomatica S.p.A. e/o di sue controllate, con esclusione del diritto di opzione, ai sensi dell'art. 2441, ultimo comma, cod. civ., prevedendo la facoltà del Consiglio di Amministrazione di determinare le modalità, termini e condizioni dell'aumento di capitale, compresi il numero di azioni da emettersi di volta in volta in esecuzione della delega ed il prezzo di sottoscrizione (comprensivo di eventuale sovrapprezzo).

Detta delibera attribuisce altresì al Consiglio di Amministrazione il potere di fissare di volta in volta apposito termine per la sottoscrizione delle azioni, prevedendo che, qualora l'aumento di capitale non venga sottoscritto entro il termine di volta in volta all'uopo fissato, il capitale risulterà aumentato di un importo pari alle sottoscrizioni raccolte fino a tale termine.

Il Presidente prosegue rammentando che, in conformità a quanto deliberato dalla più volte citata assemblea del 12 aprile 2006, il prezzo di sottoscrizione delle azioni riservate al Piano dovrà essere pari al prezzo di sottoscrizione dell'Aumento di Capitale a servizio dell'Acquisizione, che è stato determinato dal Consiglio di Amministrazione del 18

#p#

maggio 2006, di cui a verbale in pari data notaio in Roma Ignazio de Franchis, rep. n. 84.369/20.254, registrato all'Agenzia delle Entrate di Roma il 24 maggio 2006, in euro 25,425 per azione, di cui euro 24,425 a titolo di sovrapprezzo.

Il Presidente osserva che si rende ora necessario dare esecuzione alla delega per l'aumento di capitale a servizio del Piano, alla quale sino ad oggi non è stata data attuazione neppure in parte.

Il Presidente propone dunque, in parziale attuazione della suddetta delega, di aumentare il capitale sociale per massimi complessivi euro 2.000.000, mediante emissione di massime n. 2.000.000 azioni da nominali euro 1 ciascuna, con un sovrapprezzo unitario di euro 24,425 per azione e complessivo di euro 48.850.000, ai sensi dell'art. 2441, ultimo comma, cod. civ., da riservare in sottoscrizione ai soggetti indicati nell'allegato **"A"** (i **"Beneficiari"**) nonché agli altri soggetti che verranno individuati dal Consiglio di Amministrazione con apposite delibere da assumersi entro il ~~31~~15 dicembre 2007, che al momento della sottoscrizione delle azioni dovranno avere la qualifica di dipendenti di Lottomatica S.p.A. e/o di sue controllate, nella misura indicata nel medesimo allegato

#p#

"A".

Il Presidente rammenta che, in conformità a quanto deliberato dall'assemblea del 12 aprile 2006, l'esecuzione del Piano è subordinata al perfezionamento dell'Acquisizione; conseguentemente l'offerta delle azioni ai Beneficiari e la loro sottoscrizione verranno effettuate successivamente al perfezionamento dell'Acquisizione stessa, ormai prossimo.

Le azioni riservate in sottoscrizione ai beneficiari del Piano non potranno essere alienate per il periodo indicato nel medesimo allegato A per i Beneficiari nonché per il periodo che verrà determinato dal Consiglio di Amministrazione, con le successive delibere da assumersi entro il ~~31~~15 dicembre 2007, per gli ulteriori beneficiari che saranno individuati, fatto salvo il caso in cui il rapporto di lavoro dipendente tra i Beneficiari e Lottomatica S.p.A. e/o sue controllate dovesse venir meno per qualsiasi ragione prima di tale termine.

Il Dott. ....

a nome dell'intero Collegio sindacale, attesta che il capitale sociale sottoscritto di euro 149.637.927 è interamente versato ed esistente.

Dopo breve discussione il Consiglio:

- udita la relazione del Presidente,

#p#

- avuto riguardo, nell'individuazione dei Beneficiari e nella determinazione del numero di azioni da offrire in sottoscrizione a ciascuno di essi, all'interesse della Società ed anche al ruolo ed alle responsabilità che i singoli Beneficiari assumeranno nell'ambito del nuovo gruppo societario a seguito dell'Acquisizione;

- preso atto della attestazione che il capitale sociale sottoscritto è interamente versato ed esistente;

- in parziale esercizio della delega conferita dall'assemblea straordinaria in data 12 aprile 2006,

unanime delibera

1.) di aumentare a pagamento, anche in più volte, ai sensi degli artt. 2443 e 2441, ultimo comma, cod. civ., il capitale sociale per massimi nominali euro 2.000.000 (duemilioni) mediante emissione di massime n. 2.000.000 (duemilioni) azioni ordinarie del valore nominale di euro 1,00 (uno/00) cadauna, al prezzo unitario di euro 25,425 (venticinque/425) cadauna, e così con sovrapprezzo unitario pari ad euro 24,425 (ventiquattro/425).

Tutte dette azioni sono riservate in sottoscrizione ai beneficiari indicati nell'allegato **"A"** e nelle successive delibere che verranno adottate dal Consiglio di

#p#

Amministrazione entro il ~~31~~15 dicembre 2007 che al momento della sottoscrizione delle azioni dovranno avere la qualifica di dipendenti di Lottomatica S.p.A. e/o di sue controllate, nella misura indicata nel medesimo allegato, con espresso impegno da parte dei beneficiari medesimi che le azioni loro assegnate non potranno essere alienate per il periodo indicato nel medesimo allegato A per i beneficiari ivi indicati e nelle successive delibere da adottarsi entro il ~~31~~15 dicembre 2007 per gli ulteriori beneficiari, fatto salvo il caso in cui il rapporto di lavoro dipendente tra i beneficiari medesimi e Lottomatica S.p.A. e/o sue controllate dovesse venir meno per qualsiasi ragione prima di tale termine;

2.) di stabilire che, ove il sopra deliberato aumento di capitale non fosse interamente sottoscritto entro il 31 dicembre 2007, lo stesso rimarrà fermo nei limiti delle sottoscrizioni raccolte entro tale data;

3.) di conseguentemente modificare l'articolo 5 (cinque) dello statuto sociale aggiungendo un ultimo comma del seguente tenore:

"Con delibera del Consiglio di Amministrazione del [-] 2006 è stato deliberato, a valere sulla delega conferita dall'assemblea straordinaria del 12 aprile 2006, di aumentare,

#p#

anche in più volte, il capitale sociale per massimi nominali euro 2.000.000 mediante emissione di massime n. 2.000.000 azioni da nominali euro 1 ciascuna.".

Fermo ed invariato restando detto art. 5 (cinque) in ogni altra sua parte;

4.) di delegare il Presidente e gli Amministratori Delegati pro tempore, in via tra loro disgiunta e con facoltà di subdelega, a depositare, ad esecuzione dell'aumento avvenuta, presso il Registro delle Imprese di Roma, lo statuto aggiornato con l'indicazione dell'esatto ammontare del capitale sottoscritto;

5.) di delegare altresì il Presidente e gli Amministratori Delegati pro tempore, in via tra loro disgiunta e con facoltà di subdelega, a dare esecuzione all'aumento di capitale deliberato attribuendo ai Beneficiari del Piano indicati nell'allegato **"A"** e nelle successive delibere che verranno adottate dal Consiglio di Amministrazione entro il ~~31~~15 dicembre 2007 le azioni, nella misura prevista nel medesimo allegato e nelle suddette delibere successive del Consiglio di Amministrazione, nonchè ad apportare al testo della presente delibera tutte le modifiche eventualmente richieste dalle competenti autorità anche ai fini dell'iscrizione nel Registro

#p#

delle Imprese.

Il Consiglio infine

dà atto

anche ai fini del deposito presso il registro delle Imprese che a seguito di quanto sopra deliberato il nuovo testo dello statuto sociale viene ad essere quello che il Presidente mi consegna ed io notaio allego al presente sotto "B", omessane la lettura da parte mia per espressa volontà del comparente e del Consiglio.

Così esaurita la trattazione del terzo punto all'ordine del giorno, il Presidente passa a trattare gli altri punti del medesimo, dalla cui verbalizzazione io notaio vengo esonerato provvedendosi a parte.

Sono le ore

#p#

ATTACHMENT (10)

Notice of changes in directors

ENCLOSURE 3H(*)

Notification of amendments to management and supervisory bodies

MODEL 100

LISTED COMPANY: **LOTTOMATICA S.p.A.**

GOVERNANCE MODEL: ……**A**……**(1)**

NAME	TYPE OF VARIATION (2)	TYPE OF EVENT (3)	EVENT DATE (4)	EVENT EFFECTIVENESS (5)	OFFICE OR PECULIAR POSTS HELD IN THE STATING LISTED COMPANY (6)	TERM (7)
Pierluigi Celli	**B**	**E3**	**03/27/2006**	**08/29/2006**	**A**	**12/31/2007**
Antonio Belloni	**B**	**E3**	**08/29/2006**	**08/29/2006**	**AG**	**12/31/2007**
Marco Boroli	**B**	**E3**	**08/29/2006**	**08/29/2006**	**A**	**12/31/2007**
Rosario Bifulco	**B**	**E3**	**08/29/2006**	**08/29/2006**	**F G**	**12/31/2007**
Roberto Drago	**B**	**E3**	**08/29/2006**	**08/29/2006**	**A**	**12/31/2007**
Marco Sala	**A**	**B**	**08/29/2006**	**08/29/2006**	**F**	**12/31/2007**
Pietro Boroli	**A**	**B**	**08/29/2006**	**08/29/2006**	**G**	**12/31/2007**
William Bruce Turner	**A**	**B**	**08/29/2006**	**08/29/2006**	**AFGN**	Until the next shareholders' meeting pursuant to art. 2386 of the Italian Civil Code
Robert Dewey Jr.	**A**	**B**	**08/29/2006**	**08/29/2006**	**A E**	Until the next shareholders' meeting pursuant to art. 2386 of the Italian Civil Code
James Francis McCann	**A**	**B**	**08/29/2006**	**08/29/2006**	**A**	Until the next shareholders' meeting pursuant to art. 2386 of the Italian Civil Code
Anthony Ruys	**A**	**B**	**08/29/2006**	**08/29/2006**	**A**	Until the next shareholders' meeting pursuant to art. 2386 of the Italian Civil Code

Gianmario Tondato da Ruos	**A**	**B**	**08/29/2006**	**08/29/2006**		**A**	Until the next shareholders' meeting pursuant to art. 2386 of the Italian Civil Code

SCHEDA ANAGRAFICA DEI NOMINATIVI INDICATI

NAME	**Pierluigi**	
SURNAME	**Celli**	
PLACE OF BIRTH	**Verucchio (Rimini)**	
DATE OF BIRTH	**July 8, 1942**	
TAX CODE	**CLLPLG 42L08L 797D**	
PERMANENT ADDRESS	**Roma, Via Bruxelles 63**	
OFFICE DOMICILE	**VIALE DEL CAMPO BOARIO 56/D**	
NAME	**Antonio**	
SURNAME	**Belloni**	
PLACE OF BIRTH	**Genova**	
DATE OF BIRTH	**March 24, 1950**	
TAX CODE	**BLL NTN 50C24 D969F**	
PERMANENT ADDRESS	**Milano, Via Vincenzo Bellini, 11**	
OFFICE DOMICILE	**VIALE DEL CAMPO BOARIO 56/D**	
NAME	**Marco**	
SURNAME	**Boroli**	
PLACE OF BIRTH	**Novara**	
DATE OF BIRTH	**August 25, 1947**	
TAX CODE	**BRL MRC 47M25 F952Y**	
PERMANENT ADDRESS	**Barengo (Novara), Via Duca d'Aosta, 6**	
OFFICE DOMICILE	**VIALE DEL CAMPO BOARIO 56/D**	
NAME	**Rosario**	
SURNAME	**Bifulco**	
PLACE OF BIRTH	**Napoli**	
DATE OF BIRTH	**September 14, 1954**	
TAX CODE	**BFL RSR 54P14 F839D**	
PERMANENT ADDRESS	**Roma, Via Monte Savello, 30**	
OFFICE DOMICILE	**VIALE DEL CAMPO BOARIO 56/D**	
NAME	**Roberto**	
SURNAME	**Drago**	
PLACE OF BIRTH	**Novara**	
DATE OF BIRTH	**January 3, 1951**	
TAX CODE	**DRG RRT 51A03 F952L**	
PERMANENT ADDRESS	**Novara, Via Monte San Gabriele, 5**	
OFFICE DOMICILE	**VIALE DEL CAMPO BOARIO 56/D**	
NAME	**Marco**	
SURNAME	**Sala**	
PLACE OF BIRTH	**Milano**	
DATE OF BIRTH	**March 23, 1959**	
TAX CODE	**SLA MRC 59C23F 205B**	
PERMANENT ADDRESS	**Roma, Via Giulia, 134**	
OFFICE DOMICILE	**ROMA, VIALE DEL CAMPO BOARIO 56/D**	
NAME	**Pietro**	
SURNAME	**Boroli**	
PLACE OF BIRTH	**Novara**	
DATE OF BIRTH	**November 21, 1957**	
TAX CODE	**BRL PTR 57S21F952H**	
PERMANENT ADDRESS	**Novara, Via Azario, 9**	
OFFICE DOMICILE	**ROMA, VIALE DEL CAMPO BOARIO 56/D**	

NAME	**William Bruce**
SURNAME	**Turner**
PLACE OF BIRTH	**Virginia – USA**
DATE OF BIRTH	**September 2,1959**
TAX CODE	
PERMANENT ADDRESS	**55 Fieldstone Drive – East Greenwich, RI - USA – 02818 (Kent County)**
OFFICE DOMICILE	**ROMA, VIALE DEL CAMPO BOARIO 56/D**
NAME	**Robert**
SURNAME	**Dewey Jr.**
PLACE OF BIRTH	**New York - USA**
DATE OF BIRTH	**July 1, 1931**
TAX CODE	
PERMANENT ADDRESS	**211 West Mountain Road – Ridgefield, CT – USA - 06877 – (Fairfield County)**
OFFICE DOMICILE	**ROMA, VIALE DEL CAMPO BOARIO 56/D**
NAME	**James Francis**
SURNAME	**McCann**
PLACE OF BIRTH	**New York - USA**
DATE OF BIRTH	**July 28, 1951**
TAX CODE	
PERMANENT ADDRESS	**11 Bonnie Heights Road – Manhasset, NY – USA – 11030 – (Nassau County)**
OFFICE DOMICILE	**ROMA, VIALE DEL CAMPO BOARIO 56/D**
NAME	**Anthony**
SURNAME	**Ruys**
PLACE OF BIRTH	**Antwerpen – The Nederlands**
DATE OF BIRTH	**July 20, 1947**
TAX CODE	
PERMANENT ADDRESS	**Koekoekslaan, 6 – 2243 At Wassenaar – The Nederlands – Zuid Holland (County)**
OFFICE DOMICILE	**ROMA, VIALE DEL CAMPO BOARIO 56/D**
NAME	**Gianmario**
SURNAME	**Tondato da Ruos**
PLACE OF BIRTH	**Oderzo (TV)**
DATE OF BIRTH	**February 12, 1960**
TAX CODE	**TNDGMR60B12F999W**
PERMANENT ADDRESS	**Milano, Via Antonio Canova, 12**
OFFICE DOMICILE	**ROMA, VIALE DEL CAMPO BOARIO 56/D**

(*) *Enclosure added through Consob deliberation no. 14990 of April 14, 2005:*

COMPOSITION OF MANAGEMENT AND SUPERVISORY BODIES

REFERENCE DATE **08/29/2006**

NAME	OFFICE	EXPIRATION DATE
Dott. Marco SALA	Managing Director and General Manager - member of the Executive Committee	December 31, 2007
William Bruce TURNER	Managing Director and General Manager - member of the Executive Committee	Until the next shareholders' meeting pursuant to art. 2386 of the Italian Civil Code
Sig. Renzo PELLICIOLI	Chairman - Chairman of the Executive Committee	December 31, 2007
Robert Dewey Jr.	(Independent) Director. Vice-Chairman	Until the next shareholders' meeting pursuant to art. 2386 of the Italian Civil Code
Dott. Paolo AINIO	(Independent) Director.	December 31, 2007
Ing.Rosario BIFULCO	Director.	December 31, 2007
Dott. Pietro BOROLI	Director and member of the Executive Committee.	December 31, 2007
Dott. Paolo CERETTI	Director and member of the Executive Committee.	December 31, 2007
Dott. Marco DRAGO	Director and member of the Executive Committee.	December 31, 2007
James Francis McCANN	(Independent) Director.)	Until the next shareholders' meeting pursuant to art. 2386 of the Italian Civil Code
Anthony RUYS	(Independent) Director.	Until the next shareholders' meeting pursuant to art. 2386 of the Italian Civil Code
Prof. Severino SALVEMINI	(Independent) Director.	December 31, 2007
Gianmario TONDATO DA RUOS	(Independent) Director.	Until the next shareholders' meeting pursuant to art. 2386 of the Italian Civil Code
Dott. Francesco MARTINELLI	Chairman of the Board of Auditors	December 31, 2007
Dott. Angelo GAVIANI	Permanent Auditor	December 31, 2007
Dott. Paolo Andrea COLOMBO	Permanent Auditor	December 31, 2007
Dott. Giulio GASLOLI	Alternate Auditor	December 31, 2007
Dott. Marco SGUAZZINI VISCONTINI	Alternate Auditor	December 31, 2007

Comments and observations

INSTRUCTIONS

A - INSTRUCTIONS TO FILL THE MODEL

(1) GOVERNANCE MODEL: A = Traditional model
B = Two-tier model
C = One-tier model

(2) TYPE OF VARIATION: A = Take of the office or peculiar post
B = Termination of the office or peculiar post

(3) TYPE OF EVENT: A = Appointment by shareholders' meeting resolution
B = Appointment by board of directors' resolution (for instance, cooptation)
C = Appointment of the members of the Management Council (*Consiglio di Gestione*) by resolution of the Board of Inspection
D = Replacement of the permanent auditors by the alternate auditors
E = Termination of the office due to:
e1: expiration of the term
e2: revocation
e3: renunciation
e4: fall from the office
e5: other.

(4) EVENT DATE: Please enter the date on which the events *sub* (3) occurred. As from that date 5 market days are given to file this model.

(5) EVENT EFFECTIVENESS: Please enter the date on which the event became effective (to be filled only if the efficacy of the event is deferred in time).

(6) OFFICE OR PECULIAR POSTS HELD IN THE STATING LISTED COMPANY:

A) Member of the management body
B) Member of the management body without right to vote pursuant to Law no. 474/94 as amended
C) Chairman of the management body
D) Honorary Chairman of the management body
E) Vice-Chairman of the management body
F) Managing Director or managing member of the Management Council (*Consiglio di Gestione*)
G) Member of the Executive Committee
H) Permanent member of the supervisory board
I) Alternate member of the supervisory board
L) Chairman of the supervisory board
M) Vice Chairman of the supervisory board
N) General Manager.

(7) TERM: Should the term coincide with the approval of the financial statement, please enter the date the accounting period ends.

ALLEGATO (11)

Lotto game: Wagers total 511.8 million euro in August 2006
Instant lotteries "Scratch & Win": Wagers of 292.6 million euro in August 2006

Rome, September 6th, 2006 – During the draws of August 2006, **Lotto** wagers amounted to 511.8 million euro, compared with 473.8 million euro in the month of July 2006 and with 495 million euro in the month of August 2005.

In particular, in August 2006 wagers from "core" bets, excluding late numbers, amounted to 443.5 million euro (respectively 411.6 million euro in July 2006 and 434.5 million euro in August 2005), while wagers from bets on "late numbers" amounted to 60.4 million euro (compared with 50.3 million euro in the month of July 2006 and with 60.5 million euro in August 2005). Winnings in August 2006 totalled 327.7 million euro (266.0 million euro in July 2006 and 314.5 million euro in August 2005).

Scratch & Win wagers in the month of August were equal to 292.6 million euro compared with 249.5 million euro in the month of July 2006 and with 93.3 million euro in the month of August 2005.

ATTACHMENT (12)

Monday - 09/11/2006

LOTTOMATICA ANNOUNCES FISCAL YEAR 2006 FIRST SEMESTER RESULTS

First Semester 2006 Revenues of €340 million up over 7% compared to first semester 2005
EBITDA at €187 million, +10% compared to first semester 2005
EBIT of €156 million compared to €147 million in first semester 2005
Net income at €32 million impacted by GTECH transaction related costs
Lottomatica Shareholders' Meeting called to change the By Law in order to make it compliant with the "Legge sul Risparmio"
Approved the plan of merger of Nova Prima S.r.l. into Lottomatica
2006 First Half Results

ATTACHMENT (13)

Please note that the Company By-Laws here enclosed sub *13 [(1)] are the ones in force as of September 11, 2006, following the increase of the share capital resolved by the Board of Directors on August 29, 2006 upon delegation given by the extraordinary shareholders' meeting held on April 12, 2006, pursuant to art. 2443 of the Italian civil code, partially executed for a total amount of newly issued 574.225 ordinary shares with a par value of Euro 1.00 each, thus showing a paid-up share capital of Euro 150,212,252.00.*

Please be further informed that the Board of Directors' meeting held on September 11, 2006 called the extraordinary shareholders' meeting to be held on October 18, 2006 in first call and on October 19, 2006, in second call, to resolve upon the approval of further amendments to the Company By-Laws in order, inter alia, *to conform them to the provisions of Law no. 262 of f December 28, 2005 (the Report of the Board is enclosed* sub *16.1, 16.2, 16.3, 16.4.*

AMENDMENTS TO THE BY-LAWS

Following the share capital subscription raised on September 5, 2006 and contextually paid-in, as partial execution of the share capital increase resolved by the Board of Directors on August 29, 2006, title deed rep. no. 2375, racc. no. 1061 of Notary Public Giuliana Grumetto upon delegation given by the extraordinary shareholders' meeting held on April 12, 2006, title deed rep no. 83927, racc. no. 20116, pursuant to art. 2443 of the Italian civil code, the by-laws are hereby enrolled with the Companies' Register as at Semptember 11, 2006 showing a paid-up share capital of Euro 150,212,252.00.

1. Company name

1.1 The limited company is established under the name: "LOTTOMATICA S.p.A.".

2. Head Office

2.1 The head office of the Company is situated in Rome. The Board of Directors has the right to determine the transfer of the company head office within the boundaries of the Italy Republic and to establish or to close down ancillary offices.
2.2 The Board of Directors can determine the establishment of branches, offices, agencies and representatives throughout Italy and abroad.

3. Duration

3.1 The Company will remain in existence until 31 December 2070. This term can be extended one or more times by resolution passed by an Extraordinary Meeting of shareholders, with the exception of, under section 25 of the by-law, the right of withdrawal by those shareholders not in agreement with the approval of the motion.

4. Objective

4.1 The Company objective is all activities pertaining to the organisation, management and fulfilment of games and/or lotteries, instant and/or traditional, for example games of ability, forecasting competitions, lottery draws and betting, whether directly or through concessions, in Italy or abroad.
In particular the Company can organise and manage, under licence from the Department of Finance, the automatic lottery, as provided for by section 1 of the d.m. 4832/GAB of 17 March 1993 and subsequent amendments.
The Company can also carry out any concessionary activity and/or activities connected with services delegated, or in any way given in concession, to tobacconist shops and/or collectors for the Public Administration, including the collection of car taxes.
4.2 The Company can carry out any other delegated activity granted by the Public Administration in connection to concessionary services or activities.
4.3 The Company can carry out all manufacturing, financial, commercial, security and real estate transactions, in any way instrumental to the pursuit of the company objective, including the issuing of surety bonds and collateral securities, the acquisition, assignment and use of industrial rights, patents and inventions.
4.4 The Company can participate with and have interests in other companies, businesses and associations, established or in formation, including foreign companies, essential to, connected with or instrumental in achieving the company objective and can carry out, in general, any essential or desirable transaction with this aim in mind within the provisions of activity as per section 106 and ss., d.lgs no. 385/1993 and related administrative provisions.

5. Share Capital

5.1 As of September 11, 2006, the share capital was agreed to be a total of Euro 153,092,210.00, the underwritten and paid up portion of which amounted to Euro 150,212,152.00 divided into 150,212,152 ordinary shares each with a nominal value of Euro 1.00 all with equal rights.

5.2 In the event of an increase in the share capital against payment, the right to options can be prohibited if so determined by the shareholders meeting or, if so delegated, by the Board of Directors, within the limits and by means provided for in art. 2441, paragraph 4, second sentence, of the Civil Code.

5.3 The Extraordinary Shareholders Meeting of 21 September 2005 agreed, starting from the effective date of the merger of Fineurogames S.p.A. and Lottomatica S.p.A.:

i) An increase in the share capital against payment, in divisible form, up to a maximum of Euro 2,439,110.00 (two million four hundred and thirty nine thousand one hundred and ten), with the release in several issues of a maximum of 2,439,110 (two million four hundred and thirty nine thousand one hundred and ten) new ordinary shares with a nominal value of Euro 1.00 each with standard rights excluding the right to options as per art. 2441, paragraph 5 of the Civil Code, already assigned and still exercisable in the scheme of stock options reserved for the employees of the Company and its other direct or indirect subsidiaries, in accordance with the resolution of the extraordinary shareholders meeting of 14 April 2003 and of the Board of Directors meeting of 11 June 2003 of the merged Lottomatica S.p.A., with a subscription deadline of 31 December 2008;

ii) An increase in the share capital against payment, in divisible form, up to a maximum of Euro 1,422,667.00 (one million four hundred and twenty two thousand six hundred and sixty seven) with the release in several issues of a maximum of 1,422,667 (one million four hundred and twenty two thousand six hundred and sixty seven) new ordinary shares with a nominal value of Euro 1.00 each with standard rights excluding the right to options as per art. 2441, paragraph 5, of the Civil Code, already assigned and still exercisable in the scheme of stock options reserved for the executives of the Company, in accordance with the resolution of the extraordinary shareholders meeting of 14 April 2003 and of the Board of Directors meeting of 11 June 2003 of the merged Lottomatica S.p.A., with a subscription deadline of 31 December 2008;

iii) An increase in the share capital against payment, in divisible form, up to a maximum of Euro 223,175.00 (two hundred and twenty three thousand one hundred and seventy five), with the release in several issues of a maximum of 223,175 (two hundred and twenty three thousand one hundred and seventy five) new ordinary shares with a nominal value of Euro 1.00 each with standard rights excluding the right to options as per art. 2441, paragraph 5 of the Civil Code, already assigned and still exercisable in the scheme of stock options reserved for the employees of the Company and its other direct or indirect subsidiaries, in accordance with the resolution of the extraordinary shareholders meeting of 14 April 2003 and of the Board of Directors meeting of 13 May 2004 of the merged Lottomatica S.p.A., with a subscription deadline of 31 December 2008;

iv) An increase in the share capital against payment, in indivisible form, up to a maximum of Euro 297,580.00 (two hundred and ninety seven thousand five hundred and eighty) with the release in several issues of a maximum of 297,580 (two hundred and ninety seven thousand five hundred and eighty) new ordinary shares with a nominal value of Euro 1.00 each with standard rights excluding the right to options as per art. 2441, paragraph 5 of the Civil Code, already assigned by the merged Lottomatica S.p.A. in "the scheme of Lottomatica stock options 2005-2010 reserved for the employees" of the Company and/or its subsidiaries, in accordance with the resolution of the extraordinary shareholders meeting of 12 April 2005 and of the Board of Directors meeting of 12 May and 21 July 2005 of the merged Lottomatica S.p.A., and implemented by the delegated members of the Board, with a subscription deadline of 31 December 2010;

v) An increase in the share capital against payment, in indivisible form, up to a maximum of Euro 57,016.00 (fifty seven thousand and sixteen) with the release in several issues of a maximum of 57,016 (fifty seven thousand and sixteen) new ordinary shares with a nominal value of Euro 1.00 each with standard rights excluding the right to options as per art. 2441, paragraph 5 of the Civil

Code, in "the scheme of Lottomatica stock options 2005-2010 reserved for the employees" of Lottomatica and/or its subsidiaries, already assigned by the merged Lottomatica S.p.A.to this scheme, in accordance with the resolution of the extraordinary shareholders meeting of 12 April 2005 and of the Board of Directors meeting of 12 May and 21 July 2005 of the merged Lottomatica S.p.A., and implemented by the delegated members of the Board, with a subscription deadline of 31 December 2010;

vi) An increase in the share capital against payment, in indivisible form, up to a maximum of Euro 219,812.00 (two hundred and nineteen thousand eight hundred and twelve) with the release in several issues of a maximum of 219,812 (two hundred and nineteen thousand eight hundred and twelve) new ordinary shares with a nominal value of Euro 1.00 each with standard rights excluding the right to options as per art. 2441, paragraph 5, of the Civil Code, options already assigned by the merged Lottomatica S.p.A. to the "scheme of Lottomatica 2005-2010 stock options reserved for executives" of the Company, in accordance with the resolution of the extraordinary shareholders meeting of 12 April 2005 and of the Board of Directors meeting of 12 May 2005 of the merged Lottomatica S.p.A., and implemented by the delegated members of the Board, with a subscription deadline of 31 December 2010;

vii) the Board of Directors are delegated, as per art. 2443, paragraph 2 of the Civil Code, for a period of 5 years from the date of the resolution, with the authority to increase the share capital against payment in several issues up to a maximum amount of Euro 8,326,520.00 (eight million three hundred and twenty six thousand five hundred and twenty) with the exclusion of the right to options as per art. 2441 paragraph 4, second sentence of the Civil Code, for the acquisition of equity investments (including merger or de-merger transactions) or businesses or branches of businesses active in sectors of strategic interest to the Company, without limits, and/or serving one or more stock options reserved for the executives of the Company and the employees of the Company and/or its subsidiaries, up to a maximum of 20% per year, equal to Euro 1,205,777.60 (one million two hundred and five thousand seven hundred and seventy seven point sixty) for the first year and up to Euro 1,789,185.60 (one million seven hundred and eight thousand one hundred and eighty five point sixty) for each successive year, without the possibility of carrying over the unused amount in any given year to the following year. In compliance with art. 2441, paragraph 4, second sentence of the Civil Code, the Board of Directors must decide on the price of the share issue according to the following criteria:

a) in the event of increases in the capital of one or more stock option schemes reserved for the executives of the Company and the employees of the Company and/or its subsidiaries, the Board of Directors of the Company must decide on an issue price corresponding to the market value of the shares, taking into account the average stock exchange price of the Company shares over a significant period of time, and not less than their normal value according to the relevant tax regulations (the normal value which is equal to the mathematical average of the official price of the ordinary shares of the Company registered on the Telematic Shares Market operated by the Borsa Italiana S.p.A. in the month prior to the allocation of the options by the Board of Directors, where "month prior" refers to the period from the date of assignment of the options, excluding that day, to the same day of the following month, it being understood, for the purpose of calculating the mathematical average, only the official price of the ordinary shares of the Company on days when the stock exchange was trading can be taken into account.

b) in the event of increases in capital for the acquisition of equity investments (including merger or de-merger transactions) or businesses or branches of businesses active in sectors of strategic importance to the Company, the Board of Directors of the Company must decide on an issue price corresponding to the market value of the shares, taking into account the average stock exchange price of the Company shares over a significant period of time, or applying the most representative valuation criteria, for example, the stock exchange quotation method, the discounted cash flow method, or the multiple market method.

5.4 The Extraordinary meeting of the 12 April 2006 granted the Board of Directors, for a maximum period of 5 years from that date, pursuant to art. 2443 of the Civil Code, the power to increase the share capital against payment by one or more issues, up to a maximum amount of Euro 1,720,000,000.00 (one thousand seven hundred and twenty million), of which up to a maximum of Euro 1,670,000,000.00 (one thousand six hundred and seventy million) to be offered in options to the shareholders and up to a maximum of Euro 50,000,000.00 (fifty million) to be offered in subscription to the employees of Lottomatica S.p.A and/or its subsidiaries, excluding option rights, as per art. 2441, final paragraph, of the Civil Code. In the exercise of this right, the Board has the greater power to decide, from time to time, the means, terms and conditions of the increase in capital, including the number of shares to issue from time to time in execution of its proxy, the price of the subscription (including ultimate supplement) and the relationship of subscriptions in the exercise of the option rights in relation to the shares offered in option to the shareholders. In particular, the price of the subscriptions, including the ultimate supplement, of the new shares will be determined by the Board of Directors, taking into account the conditions of the financial market, and the relative performance of the registered Lottomatica shares.
The Board of Directors will decide from time to time the appropriate deadlines for the share subscription and determine that, in the event that the agreed increase is not taken up by the deadline set by them, the capital will be increased by an amount equal to the subscriptions raised up to that time.
The Board of Directors has all powers relating to the issue of new shares – to be issued from time to time as per art. 5.4 – and under section 5 of the By-Law to vary the amount of share capital and the number of shares represented by the same in each increase in share capital.
On May 18, 2006 the Board of Directors, pursuant to art. 2443 of the civil code, in partial exercise of the powers granted by the extraordinary shareholders' meeting of Lottomatica S.p.A. on April 12, 2006 resolved to increase the share capital for a total nominal amount up to Euro 57,423,570.00 through the issue of up to 57,423,570.00 cum coupon ordinary shares having a par value of 1.00 Euro each having the same features of those in circulation, to be offered in option to shareholders pursuant to art. 2441 of the civil code at a price equal to Euro 25.425 each, of which Euro 24.425 as overprice: all shareholders were granted the power to subscribe 5 newly issued shares for every 8 owned.
On August 29, 2006 the Board of Director, upon delegation given by the extraordinary shareholders' meeting held on April 12, 2006, resolved upon an increase in the share capital up to a maximum of Euro 2,000,000.00 (two million) through the issue of a maximum of 2,000,000.00 new ordinary shares with a nominal value of Euro 1.00 each.

6. Shares

6.1 The share are nominative and freely transferable. This, however, excludes the release of share titles where the Company is bound by the system of obligatory dematerialization of issued financial instruments.

7. Bonds

7.1 The Company can issue bonds determining the means and conditions of placement, including bearer or nominative bonds, convertible or equity warrant, according to the powers established by the provisions of the relevant laws.

8. Convocation

8.1 The Shareholders Meeting will take place in the Italian Republic, and may be outside the area of the Company head office, as provided for by law, wherever and whenever agreed by the Board of Directors, with notification signed by the Chairman containing information on the date, location, time and agenda for the meeting, to be published in the Gazzetta Ufficiale or the daily newspaper Il

Sole24ore as required by law. The information will also give the date, location and time of the next subsequent meeting or at the very least the date of the next subsequent meeting.
8.2 The Shareholders meeting can be called, other than by the Board of Directors, at the request of several shareholders who represent at least a tenth of the share capital, as per art. 2367, final paragraph, of the Civil Code or by the Statutory Auditors (or at least 2 (two) members of the same).

9. The Right to Vote and Intervene

9.1 Each shareholder has one vote for every share held.
9.2 Shareholders can intervene in the Shareholders Meeting if at the date of the meeting they are in possession of the appropriate certificates given by authorized intermediaries as per the current regulations and if so previously advised to the Company 2 working days before the date of the Meeting as per art. 2370, second paragraph, of the Civil Code.

9.3 Such deposition, conforming to the above, is valid for successive meetings.

9.4 Every shareholder has the right to intervene in the Meeting, and can be represented, as provided for by law, by means of written proxy.

9.5 It is the responsibility of the Chairman of the Meeting to verify the validity of the proxy and the general right to intervene in the Meeting.

10. The Chairmanship and Management of Responsibilities

10.1 The Meeting is presided over by the Chairman of the Board of Directors, or in his/her absence by the Vice Chairman (where appointed); in the presence of more than one Vice Chairmen, the meeting will be chaired by the Vice Chairman most senior in rank, or in the case of equal seniority, by the most senior in age. In the absence of one or all Vice Chairmen, the Meeting will be chaired by a person elected by the Meeting itself.
10.2 It is the responsibility of the person chairing the Meeting, who can use appropriate agencies, to verify the right to intervene in the Meeting and the validity of the proxy, to resolve potential objections and also to direct and control discussions ultimately establishing the duration of each intervention, also to establish voting order and procedures, all in respect of the regulation, previously determined by the Board of Directors and approved by the Meeting, governing the orderly and practical conduct of the same, whether in ordinary meeting or extra-ordinary meeting.
10.3 The Meeting will appoint a secretary who is not a shareholder, and, if deemed appropriate, two observers from among the shareholders.
The discussions of the Meeting are verified by appropriate minutes signed by the Chairman, by the Secretary and potentially by the observers.
The minutes should show the date of the meeting and by attachment, the names of the participants and the amount of capital represented by each; they should also show the procedure and results of the voting and, also by attachment, show the names of the shareholders in favour, abstaining, and objecting. At the request of the shareholders, the minutes must also outline their discussions relevant to the order of the day.
10.4 Where required by law or where the Chairman deems appropriate the minutes will be transcribed by a notary.

11. Competencies and Majority

11.1 The ordinary Shareholders Meeting will agree the financial statement, appoint directors, Auditors, the Chairman of the Statutory Auditors, agree the fees of the directors and auditors, and debate on any other matter under their legal jurisdiction.
11.2 The ordinary Meeting will be held at least once a year, within 120 (one hundred and twenty) days of the financial year end. The financial statement will be subject to approval by the

Shareholders Meeting within 120 (one hundred and twenty) days of the financial year end or within 180 (one hundred and eighty) days where the Company holds consolidated accounts and in the event of particular requirements relative to the structure and objective of the Company.
11.3 The extra-ordinary Meeting will debate amendments to constitutive or legal acts, in addition to any other matter under their legal jurisdiction.
11.4 The decisions of the Meeting are made by legal majorities and must be verified by minutes signed by the Chairman of the Meeting and by the secretary.

12. Information to the Shareholders

12.1 The shareholders have the right to view all the acts from previous Meetings registered at the company head office and to obtain copies at their own expense.

13. Board of Directors: appointment

13.1 The Company, as per par.2 Section 6(2), Chapter 5, Volume 5, Book 5 of the Civil Code, is managed by a Board of Directors made up of between 7 (seven) and 15 (fifteen) members. The Shareholders Meeting will decide on the number of Board members, such number to remain the same until agreed differently.

13.2 Every shareholder who intends to propose candidates for the role of director, must deposit at the head office, under penalty of disqualification, at least ten days before the proposed date of the Meeting at which nominations will be debated, a curriculum vitae containing a comprehensive report of the personal and professional attributes of each candidate.
13.3 Directors are appointed for a maximum of three financial years, following which, as agreed by the Meeting of appointment, they may be available for re-election. Their role will expire on the date of the Shareholders Meeting called to approve the accounts relating to the final financial year of their appointment.
13.4 Art. 2386 of the Civil Code provides for substitution in the event of a lack of one or more director.
13.5 If for whatever reason the number of directors falls below target, the entire Board of Directors will be dismissed and the Shareholders Meeting must be called as early as possible by the remaining directors in order to establish an entire new Board.

14. Board of Directors: function

14.1 The Board will elect a Chairman from among its members and also can elect from among its members one or more Vice Chairmen who will deputise for the Chairman in the event of absence or impediment; in the presence of several Vice Chairmen and in the absence of or impediment to the Chairman, the most senior in rank will deputise, or the most senior in age in the event of equal seniority.
14.2 The Board of Directors will appoint from among its members one or more Managing Directors determining the relative rights and duties. The role of Managing Director can be undertaken by a Vice Chairman even if he is also General Manager as per art. 19.3. The Board of Directors can also appoint an Executive Committee, determining the relative rights and duties.
14.3 In both cases the Board of Directors will decide the timing, no less than every three months, of the half yearly and quarterly meetings, in addition to the Board meetings called to approve the end of year financial statement, through which such delegated bodies should report to the Board of Directors and to the Statutory Auditors on their activities in carrying out the proxies conferred on them, on the general progress of their management and anticipated development, on the transactions of major significance, in size or character, undertaken by the company and its subsidiaries, and, as regards the executive committee, also on the number of its members, on its duration and on the regulations under which they perform.

The Chairman of the Board of Directors, the Vice Chairman or Vice Chairmen (where appointed) and the Managing Director or Managing Directors have the right to be appointed to the executive committee.

15. Meetings of the Board

15.1 The Board of Directors meetings will normally take place at the Company head office, but a change of venue can be advised in the meeting announcement. Meetings can also be held by video conference and/or teleconference, provided that the exact identity of those legitimately participating can be verified by the Chairman and the other participants, that every participant has the possibility of verbal intervention, in real time, in all topics, and the opportunity to receive or transmit documents; in all cases the Chairman and the Secretary should be present at the location of the meeting.

15.2 The Board of Directors is summonsed on the initiative of the Chairman or at the written request of the Managing Director or one of the Managing Directors or of three Board members, by means of letter or telegraphic communication or telex or fax sent to the Board members and to the Auditors at least 3 working days before the meeting. Where urgency is required the minimum length of time is reduced to forty-eight hours.

The notice of assembly must advise the location, the date and the time of the meeting, as well as the list of items to discuss.

15.3 The Board of Directors will be considered legitimately established even without summoning provided that all the Board members and regular Auditors are present.

16. Validity and recording of the minutes

16.1 The majority of appointed directors must be present for the deliberations of the Board to be valid.

16.2 The Board of Directors is presided over by the Chairman or, in his absence, the Vice Chairman, if nominated; in the presence of more than one Vice Chairman the meeting will be chaired by the most senior in rank of the Vice Chairmen, or in the case of equal ranking, the most senior in age; in the absence of the Chairman and of his Vice Chairman or Vice Chairmen, the meeting will be chaired by the Board member most senior in rank or, in the case of equal ranking, the most senior in age.

16.3 The Board of Directors can appoint a Secretary, who can be chosen from outside the Board, and in which case has no voting rights.

16.4 The deliberations of the Board of Directors will be recorded in minutes by the Secretary, or in his/her absence by one of the Board members with the responsibilities of secretary; the minutes will be transcribed in an appropriate book and signed by the Secretary and the Chairman of the meeting. This book will be kept at the Company head office.

17. Board of Directors: powers

17.1 The Board of Directors holds all powers for the ordinary and extra-ordinary management of the Company. They are responsible for all acts in practice of or appropriate to the pursuit of the company objective.

The administrative body also holds the following powers:

a) to agree mergers or de-mergers as provided for by art. 2505, 2505 (2) and 2506 (3), last paragraph, of the Civil Code;

b) to establish or close ancillary offices;

c) to select representative executives;

d) to reduce share capital in the event of the withdrawal of shareholders;

e) to supervise the by-laws and their regulatory provisions;

f) to transfer the head office to another location within the Italian Republic;

17.2 The Board of Directors will decide by a majority vote of its members.

18. Chairman

18.1 The Chairman of the Board of Directors is the legal and procedural representative of the Company. The Chairman will report periodically to the Board of Directors on his ongoing activities.
18.2 In the interests of urgency the Chairman, with the proposal of the Managing Director or of one of the Managing Directors together with the Managing Director who made the proposal, may take any measure under the remit of the Board of Directors, reporting back to them at the next successive meeting.
18.3 The Board of Directors can also grant the representation and sanction of the company, including in judicial proceedings before a third party, with the same authorisation as indicated above, to the Vice Chairman and/or each of the Vice Chairmen and/or the Managing Director and/or each of the Managing Directors.

19. Managing Director and General Manager

19.1 The Managing Director or Managing Directors are appointed by the Board of Directors as per art. 14.2 of the current by-law.
19.2 The Managing Director or Managing Directors possess the powers granted to him/them by the Board of Directors. The Managing Director or each of the Managing Directors can make agenda proposals to the Chairman for discussion by the Board and the Executive Committee and can supervise the implementation of the relevant decisions of the corporate bodies.
19.3 The Board of Directors can appoint one or more General Managers, who can be chosen from among the members of the Board of Directors, determining their rights, including the appointment of and the granting of a mandate to an attorney. The Board can confer the role of General Manager on a Managing Director, even where he/she is also currently a Vice Chairman as per art. 14.2 of the Civil Code. The Board of Directors can grant the Managing Director or each of the Managing Directors the right to appoint and remove one or more General Managers, with the power to delegate to them part of their respective powers and functions.
19.4 The General Manager who does not simultaneously hold the position of Managing Director and is not a member of the Board of Directors, can attend the meetings of the Board of Directors and the Executive Committee, with the authority to express unrestricted opinions on the subjects under discussion.

20. Statutory Auditors

20.1 The Statutory Auditors are comprised of three regular Auditors and two deputies, appointed by the Shareholders Meeting.
20.2 The auditors are appointed on the basis of lists presented to the Shareholders in which candidates are indexed by progressive numbering.
For this purpose, the Shareholders Meeting must be called with prior notification, as per art. 2366 of the Civil Code, no less than thirty days before the date set.
The lists must be deposited at the head office and published in at least one daily national newspaper no less than ten days before the date set for the first meeting.
Each Shareholder can put forward or contribute to only one list and each candidate can appear in only one list under penalty of disqualification. The number of candidates in each list must not be higher than the number of auditors indicated in the first paragraph of the current clause.
Only the Shareholders who singly or together with the other Shareholders represent at least 2% (two percent) of the shares with voting rights in ordinary meetings can present lists.
In order to substantiate entitlement to the number of shares necessary for the presentation of lists, the Shareholders must present and/or have delivered to the head office, at least two days before the

date fixed for the Meeting in first summons, a copy of the certification in proof of the right to participate in the Meeting with respect to the rules of the current provisions.
Before the above-mentioned respective deadlines, together with each list, each candidate must lodge a declaration accepting his own nomination and affirming, under his own responsibility, that there exists no cause for disqualification or incompatibility, as well as the existence of the necessary qualifications required by current legislation for their respective roles.
In order to ensure the presence in the Auditory body of persons of particular ability and experience, the presented lists should contain, at the end or in attachment, a description of the professional profile of the nominee, and of their proficiency and experience.
Those lists which do not comply with all the requirements above are considered ineligible.
All those having the right to vote can vote for only one list.
The selection of the Auditors will proceed as follows:
a) 2 (two) auditors will be elected from the list which achieves the majority of the Shareholders' votes
b) the remaining auditor will be elected from the list which has the second highest number of votes and the person who obtained the most votes from this list will be elected.
In the event of lists achieving an equal number of votes, there will be a new vote of the whole Meeting and the person obtaining the majority of the votes will be elected. In the event of an equal number of votes achieved by persons on the same list, the most senior in age of these will be elected.
However if, for whatever reason, one or more auditors cannot be appointed according to the above rules, the current regulations of the law will be applied.
The deputy auditors will be taken from the list which obtained the majority votes.
The Chairman of the Statutory Auditors will be chosen from the majority list; each presented list should indicate which of its members is designated as Chairman.
20.3 In compliance with the decree of the Ministry of Justice no. 162 of 30 March 2000, section 1, paragraph 1, at least one of the regular Auditors, out of a total of 3, or at least two if the total number is higher than 3, and in both cases at least one of the deputy Auditors, must be chosen from the Register of Accountancy Auditors and must have at least three years practice as a legal auditor.
The Auditors not in possession of the requirements of paragraph 1 of the aforementioned Decree must be chosen from those which have a total of at least three years experience of:
a) Management experience or executive responsibility in a limited company with share capital not less than two million euros; or
b) Professional experience or university teaching in judicial, economic, financial or technical scientific subjects, directly pertinent to the activity of the company; or
c) Management positions in public bodies or public administrations operating in the credit, financial and insurance sectors or in sectors directly pertinent to the activity of the company. As per the provisions of paragraph 2, section b) and c) and paragraph 3 of the aforementioned Decree the following subjects and activities are considered directly pertinent to those of the company:

- administrative law
- public law
- public economic – economic political law
- financial sciences
- management
- statistics
- information technology

20.4 according to the provisions of the law regarding situations of incompatibility, those who already hold the position of regular auditor in more than five companies quoted on the regular Italian stock exchange, excluding companies involved directly or indirectly with the Company, cannot be nominated as Auditors and if elected will be debarred from the role.

20.5 The appointment of Auditors to the body of Statutory Auditors under art. 2401 of the Civil Code, will be agreed by the Shareholders Meeting by legal majority, except for the rights of nomination and designation as per the second paragraph.
20.6 The Auditors will remain in office for three financial years ending on the date of the meeting called for the approval of the financial statement relating to the third financial year of their appointment. Auditors can serve for one or more term of office.
20.7 The Statutory Auditors will meet at least every 90 (ninety) days on the initiative of any one of the Auditors. The meeting will be legally established in the presence of the majority of the auditors and will resolve with the majority of the members present being in favour.
Meetings can also be held by video conference and/or teleconference, provided that the exact identity of those legally taking part can be verified by the Chairman and the other participants, that all participants have the potential to verbally intervene, in real time, in all discussions, and have the ability to receive or transmit documents; however, the Chairman and the person recording the minutes must be present at the location of the meeting.
21. The Statutory Auditors Report
21.1 The Board of Directors, or their delegated executives, will make timely reports to the Statutory Auditors, no less than quarterly, on their ongoing activities and on major economic, financial and property transactions undertaken by the Company or inter-group companies; reporting in particular on transactions in which they have a interest, directly or as a third party, or those which can have an influence on the management and coordination of the Company. This information will be communicated verbally by the directors to the Statutory Auditors at the appropriate meeting with the directors, or at the meeting of the Board of Directors or at the meeting of the Statutory Auditors as per art. 2404 of the Civil Code, or by transmission of written reports, with a frequency not less than quarterly, which will be kept in the book referred to in section 5 of art. 2421 of the Civil Code.
21.2 The frequency of the meetings of the Board also intends to encourage a united approach to the exercise of all the rights delegated by the Board of Directors to the executive committee, if appointed, to the Chairman, to the Vice Chairman or Vice Chairmen and to the Managing Director or the Managing Directors.

22. Statement of Year End Accounts
22.1 The financial accounts will close annually on 31 December.
22.2 The ordinary Shareholders Meeting should be called within 120 (one hundred and twenty) days of the closing of the company year end for the approval of the financial statement except as provided for in the previous clause 11.2
23. Profits
23.1 Relative to the net profits of each financial year as per the approved financial statement:
a) a minimum of 5%, but not exceeding a fifth of the share capital, is retained in legal reserves;
b) the remainder is subject to the decision of the Shareholders Meeting.
23.2 The Board of Directors can, during the course of the financial year, distribute advances on dividend between the shareholders.

24. Winding up and Liquidation
24.1 The Company will be wound up for reasons contained in art. 2484 of the Civil Code.
24.2 Reaching an agreement on the liquidation of the Company at whatever time, the Shareholders Meeting will establish the means of the liquidation and will nominate one or more receivers, and decide on their relative powers and fees.

25. Withdrawal
25.1 Shareholders who are not party to the approval of resolutions regarding the extension of the duration have no right of withdrawal. However, the Company being subject to management and

coordination as per art. 2497 and subsequent amendments of the Civil Code, the shareholders instead hold the right of withdrawal according to the assumptions of art. 2497(4) of the Civil Code.

26. Residency of the Shareholders – Conventional Forum

26.1 The domicile of the shareholders as opposed to the Company, for all legal purposes, will be in the place chosen by the Register of Shareholders.
All disputes between the shareholders and the Company will be decided by the Judicial Authority of the district in which the legal head office of the Company is situated.

27. Referral

27.1 Anything not provided for in these by-laws will be referred to the rules of law.

Signature: Rosario Bifulco

Notary Dr. Ignazio de Franchis (herein the seal)

ATTACHMENT (14)

CONSOLIDATED REPORT AS OF JUNE 30, 2006

GRUPPO LOTTOMATICA giochi e servizi

CONSILIDATED FINANCIAL STATEMENT

AS OF

JUNE 30, 2006

LOTTOMATICA S.P.A.

Company Name	**Lottomatica - Società per Azioni**
Fiscal Code	08028081001
Share Capital	€ 149.637.927,00 Deliberated € 151.092.210,00 represented nr 149.637.927 shares nominal value € 1,00 for share
Registered Office	Roma - Viale del Campo Boario 56/d
Board of Directors:	
Chairman	Mr. Lorenzo PELLICCIOLI
Vice Chairman	Mr. Robert DEWEY Jr. *
Chief Executive Officer - General Manager	Mr. Bruce TURNER
Managing Director - General Manager	Mr. Marco SALA
Board Members	Mr. Paolo *AINIO* * Mr. Rosario BIFULCO Mr. Pietro *BOROLI* Mr. James MCCANN * Mr. Paolo *CERETTI* Mr. Marco *DRAGO* Mr. Antony RUYS * Mr. Severino *SALVEMINI* * Mr. Gianmario TONDATO DA RUOS *
Board of Statutory Auditors :	
Chairman	Mr. Francesco *MARTINELLI*
Regular Members	Mr. Angelo *GAVIANI* Mr. Paolo Andrea *COLOMBO*
Substitute Members	Mr. Marco *SGUAZZINI VISCONTINI* Mr. Giulio *GASLOLI*
Independent Auditors	Reconta Ernst & Young S.p.A.

The CdA has effectiveness until the approval of the Balance Sheet 2007 whit the exception of Turner, Dewey, Ruys, Tondato e McCann that last in loads until the next Assembly

* Independent Managers

Lottomatica Shareholders

Lottomatica S.p.A. Shareholding Structure


30.52%
53.23%
13.36%
2.88%
De Agostini S.p.A.
Nuova Tirrena
Institutional Investors
Free Float

Shareholders based on information furnished by Consob and updated on July 10, 2006
Institutional Investors: Fidelity Group (7.16%), Mediobanca S.p.A. (4.94%), BPU Pramerica SGR S.p.A. (1.26%).

Share Capital updated on July 5, 2006: 149,637,927 Euro (composed of 149,637,927 ordinary shares with a par value of 1.00 euro each, following an increase in share capital of 57,422,880)

Stock Market Trends in the first semester of 2006

The first quarter of 2006 closed with a positive stock market balance, however in May and June the stocks fell from the maximum highs to the lows of the year. The correction did not last long and the most important stocks reported a modest progress in the closing of the first semester 2006. The S&P/MIB closed slightly over 1% in line with the American index S&P 500 while the Dow Jones Industrials results were clearly better (+4.4%). The situation in Europe had similar reports; the Ftse Europe 100 closed the semester with +1.2% and the best performances have been recorded by the main indexes of the Frankfurt and Paris Stock Exchanges. In the current market phase the prices of the companies listed in the Italian Stock Exchange are considered to be very interesting by both analysts and investors.

Lottomatica Stock in the period ended June 30, 2006

Throughout the six-month period of 2006 Lottomatica stock continued its ascent phase as a result of the announcement on January 10, 2006 of the agreement for the acquisition for the price of U.S.$ 35 per share of GTECH Holdings Corporation, a company listed on the New York Stock Exchange and a leading provider of technology for games and services.
In the six months the performance has been over 8%, even following the distribution of a 1.30 Euro dividend per share paid on April 27, 2006, affecting the available liquidity in the company.
In order to make the necessary resources available to carry out the GTECH acquisition, the Lottomatica S.p.A. Board of Directors resolved on an increase of Share Capital of a maximum nominal amount of € 57,423,570.00 by way of issue of a maximum number of

ordinary shares equal to 57,423,570 with a par value of 1 Euro each *con godimento* as of January 1, 2006 with the same features of the shares currently issued. The new ordinary shares were offered to shareholders at a price of € 25.452 for every new share, of which € 24.452 as a premium, for an aggregate value of € 1,460 million.
The average price of the stock as of June 30, 2006 (corrected for the increase in capital with an adjustment equal to 0.9029) is € 30.50. Over 80 million shares have been traded in this period with a daily exchange average of about 660,000.

Following the capital increase, the capitalization of the Lottomatica stock exceeded 4.4 billion euro on June 30, 2006.

The Stock Market performance of the Lottomatica stock was greater than that of the principal index on a domestic level (+8.0% in respect to +1.3% of the S&P/MIB) and in general better than the main indices at the international level.

The principal stocks in the *Leisure, Gaming & Betting* sector have continued to demonstrate an equally positive performance in the period considered. This confirms the growing interest on behalf of the institutional investors of the sector.


Lottomatica +8.0%
Dow Jones +4.4%
S&P/MIB +1.3%
Ftse Eurotop 100 +1.2%
Per Share Price (Euro)
Volume
130
125
120
115
110
105
100
95
90
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
0
02 Jan 06
27 Jan 06
21 Feb 06
18 Mar 06
12 Apr 06
07 May 06
01 Jun 06
26 Jun 06

(Source: Bloomberg Italian Stock Exchange)

GTECH ACQUISITION

The GTECH acquisition was approved by the Board of Directors on January 10, 2006 and was thus announced to the market through a press release on the same date (subsequently integrated by a following release on January 12, 2006). The acquisition was perfected on August 29, 2006.

The GTECH acquisition was effected by means of a cash merger in GTECH of Gold Acquisition Corp., a company incorporated under the laws of Delaware ("**GTECH Merger**"). Gold Holding is owned by Lottomatica S.p.A.

Gold Holding equity is owned 75% by Lottomatica and 25% by the Luxemburg corporation Invest Games S.A., of which the company Novà Prima S.r.l., entirely owned by Lottomatica, has 99.99%.

As of the GTECH Merger:

- Gold Acquisition Corp. has merged into GTECH and thus ceased to exist as an autonomous entity;
- GTECH shareholders will have the right to a Compensation (as later defined) for their shares which will be thus cancelled;
- Gold Holding Co. holds the entire Share Capital of GTECH and;
- The GTECH shares will no longer be listed on the *New York Stock Exchange.*

The GTECH Acquisition was carried out according to the *Agreement and Plan of Merger* ("**Merger Agreement**") which spelled out the terms and conditions of the GTECH Merger. The GTECH Acquisition was among other things conditioned by the achievement of a *quorum* at the June 7, 2006 GTECH Shareholders' Meeting (which consisted of an absolute majority vote of the Share Capital, thus at least 50% plus one share of the Share Capital had the right to vote in the deliberation) in order to approve the Merger Agreement (through which the GTECH Merger will be perfected).

The completion of the GTECH Acquisition was further restricted by the verification of additional conditions besides the abovementioned. These included (i) the achievement of authorization and consensus of *antitrust* (including by the American *gaming* authorities), (ii) the allocation of the necessary financial resources to carry out the GTECH Acquisition, (iii) the agreement on behalf of some relevant client operators in the lottery field to the change in control structure of GTECH (at the moment GTECH is a "*public company*" and is thus not controlled by any individual shareholder), (iv) the maintenance of a corporate rating of "*investment grade*" by Lottomatica, as well as (v) the lack of any verifications and/or changes having negative effects relevant to the activity, the Shareholders' Equity, the financial conditions or to be more precise to any operative results of GTECH and of the GTECH Group with some specific exceptions.

All of the abovementioned conditions have been verified and ascertained by the Board of Directors last August 29, 2006

The GTECH Acquisition equaling 3.66 billion Euros as of the June 30, 2006 foreign exchange rate has been financed with:

1) the proceeds from the rights offering for 1.46 billion Euros offered in options to the Lottomatica shareholders based upon the legal proxy granted by the extraordinary Shareholders' Meeting held on April 12, 2006. This is explained in further detail in a later part of the document;

2) the proceeds of an offering of 750 million Euro in capital securities due 2066 quoted in the Luxemburg Stock Exchange and entirely placed in the month of May to professional Italian investors and foreign institutions ("**Securities**"). This is explained in further detail in a later part of the document;

3) 2.260 billion Dollars (US) of senior term loans that will be allocated inter alia by Credit Suisse International, Goldman Sachs International, Goldman Sachs Credit Partners to GOLD ACQUISITION Corp. pursuant to the SENIOR CREDIT FACILITIES AGREEMENT. This financing is guaranteed by Lottomatica and;

4) the financial resources available to Lottomatica for about 0.416 billion Euro.

The aforementioned parts of the financial sources procured directly by Lottomatica were offered to Gold Acquisition Corp through an increase in capital on behalf of Nova Prima S.r.l., Invest Games S.A and Gold Holding Co. and/or infra-group financing; the market was informed of this operation according to the relative norms through an official communication last 21 June.

The integration of Lottomatica and GTECH will create a world *player* in the lotteries, games and services business capable of offering the widest variety of services and technologies to its customers and to the governing authorities at a global level. The integration of Lottomatica and GTECH will be in the sole position to: (i) offer a complete variety of technology and services in the management along the entire chain of its actual and potential clients in the lottery sector; (ii) capitalize the convergence of operative programs (video lotteries) and commercial activities (casinos) in the world of machine games through a wide variety of video terminals, game systems and game contents; (iii) appeal to an infrastructure of networks and to a global commercial presence to offer commercial applications at an added value to the world outside gaming (commercial and financial services); (iv) maximize the competitive advantages derived from the economies of scale in research and development and in the access to capital markets resulting from the global dimensions of its own activities.

LOTTOMATICA GROUP AS OF 06/30/2006

As of June 30, 2006, Lottomatica Group is made up of the following companies:


LOTTOMATICA S.p.A.
100% Lottomatica Sistemi S.p.A.
85% Consorzio Lottomatica Giochi Sportivi
5%
92,5% Lottomatica Italia Servizi S.p.A.
63% Consorzio Lotterie Nazionali
100% RTI Videolot S.p.A.
100% Cirmatica Gaming S.A.
100% Nova Prima s.r.l.
0,01% Invest Game S.A.
99,99%
100% Videolot Gestione S.p.A.
3,59% Imprenditori Associati (*)
100% Lottomatica Argentina S.A. (*)
100% Lottolatino do Brasil (*)
100% PCC GS S.p.A.
100% Totobit Informatica S.p.A.
85% CARTALIS S.p.A.
100% Gold Holding
20% 60% SED MULTITEL S.p.A.
100% TTS srl
100% LIS Finanziaria S.p.A.
10% Easy Nolo S.p.A.
100% Gold Acquisition Corporation

(*) Società per le quali è stata deliberata la liquidazione

Consolidated Group Companies

Lottomatica is a government's concessionaire to manage Lotto and other public games, as well as the parent company of a Group active in the market of games, automated services for citizens and businesses and ticketing services. Furthermore, Lottomatica S.p.A. provides:

- systems and products for games;
- hardware and software terminals and systems to process games and sports/horse racing betting;
- services to assist in the operations management and Help Desk for the Italian National Horse Racing Pari-Mutuel System.

On June 3, 2003, the Consorzio Lottomatica Giochi Sportivi was created between Lottomatica S.p.A., Totobit Informatica Software e Sistemi S.p.A., Totocom - Agenzie on-line and Telcos S.p.A., with headquarters in Rome to manage the businesses referred to in the "*License to assign activities and public functions regarding sports pools as well as any other games related to sporting events*". Operations began with the first competition of Totocalcio (Football Pools) on August 17, 2003.

Lottomatica Sistemi S.p.A., established on December 10, 1999, is currently wholly owned (100%) by Lottomatica. Lottomatica Sistemi manages the *Centro di Elaborazione Multizona* (Multi-Area Data Processing Centre) in Naples. Furthermore, the company began providing technical and commercial assistance from March 2004 through its help desk service.

The purpose of the company is to produce and supply specialized paper supports (betting forms, print-outs, travel tickets, betting and gaming slips); its operating headquarters and facilities are in the town of Tito (Province of Potenza). The company is an entirely owned subsidiary (100%) of Lottomatica Sistemi.

Consorzio Lotterie Nazionali

On December 10, 2003, Lottomatica S.p.A., Scientific Games International Inc., Arianna 2001 S.p.A., Olivetti Tecnost S.p.A. (taking over for Tecnost Sistemi S.p.A. following their merger by incorporation) and Servizi Base 2001 S.p.A. established the "Consorzio Lotterie Nazionali". Consorzio Lotterie Nazionali took over the businesses referred to in the license to manage national lotteries, as signed on October 14, 2003, by the Temporary Business Combine established between the same subjects.

Shares in the endowment fund are divided as follows:

Lottomatica 63%, Scientific Games 20%, Arianna 2001 15%, Olivetti Tecnost 1% and Servizi Base 2001 1%. There has been a growing trend in sales and the Company has continued to extend its distribution network.

Videolot Gestione **S.p.A.**

Videolot Gestione S.p.A., 100% owned by Lottomatica S.p.A., was established on November 16, 2004, to manage, acquire, distribute and operate gaming machines (amusement and entertainment machines).

RTI Videolot S.p.A.

RTI Videolot S.p.A., 100% owned by Lottomatica S.p.A., was established on February 1, 2005. The company was established in order to transfer the license heretofore granted to the Temporary Business Combine for exercising all licensed activities, in compliance with paragraph 4 of the Tender Specifications.

LOTTOMATICA servizi

Lottomatica Italia Servizi, 92.5% owned by Lottomatica S.p.A., provides services for citizens, businesses, and sporting ticketing services. With the acquisition of the Totobit Group in December 2003, LIS S.p.A. consolidated its position in the services sector.

TOTOBIT INFORMATICA SOFTWARE & SISTEMI Spa

The company operates a network of multi-function mini-terminals installed at outlets with significant footfall (such as bars/bet collection points, service stations, newsstands, and others) aimed at providing remote services.

At the moment, the system provides fixed and mobile telephone recharging services for all leading national operators. Also note the development of the technological platform to manage instant lotteries in support of the activities carried out by Consorzio Lotterie Nazionali.

This company, 60% owned by Totobit Informatica Software e Sistemi S.p.A., and 20% owned by Lottomatica S.p.A., was established on November 28, 2002, for the purpose of providing a specialized organization capable of ensuring the necessary technological support, by coordinating and managing its own processing centers and through outsourcing, for the typical transaction activities of the remote services offered.

TTS è una società del gruppo Totobit Informatica.

This is a company 100% owned by Totobit Informatica Software e Sistemi S.p.A..

Within the Totobit group, it develops and distributes the software product to process and develop gaming systems at bet collection points. It provides clients with thorough technical/systems service, both by phone (through an in-house call centre) and

on site. It also gathers subscription contracts throughout the territory for the services provided by the parent company.

LIS finanziaria This company, 100% owned by Totobit Informatica Software e Sistemi S.p.A., specifically established and registered with the Financial Brokers Register (pursuant to Article 106 of the *T.U.L.B.* (*Testo Unico delle Leggi in materia Bancaria e Creditizia,* Consolidation Act on Banking and Credit Laws)), is responsible for managing the Lottomatica Group financial services. The utilities bill payment service was the first service to be developed, becoming fully operational from the end of September 2004

This company was established by LIS Lottomatica Italia Servizi S.p.A. (holding 90% of the share capital) and by Banca Sella S.p.A. (holding 10% of the share capital) on September 12, 2005. Its main activity is to issue electronic money through immediate conversion of funds received, as well as the related and instrumental activities within the limits laid down by law, pursuant to Article 114-*bis* and ff., of Legislative Decree No. 385/1993, and related implementing provisions issued by the Bank of Italy, in accordance with LIS business plan. Start of operations is expected for the first months of 2006.

Cirmatica

Cirmatica Gaming S.A., a company incorporated under Spanish law, established on July 25, 2000, is currently 100% owned by Lottomatica. The purpose of Cirmatica Gaming S.A. is the management and administration of financial and equity investments.

Nova Prima

Nova Prima S.r.l., a company 100% owned by Lottomatica S.p.A., was acquired on December 22, 2005, and its entry is connected with the announced acquisition of G-Tech group.

Invest Games s.a.

Invest Games S.A., a company incorporated under Luxembourg law, was established on December 27, 2005, and is currently 99.99% owned by Lottomatica S.p.A.. Its incorporation is connected with the announced acquisition of G-Tech group.

Gold Holding

An American company headquartered in Delaware, founded in January 2006 and controlled 100 % by Lottomatica S.p.A. Its organization is connected to the improvement of the announced acquisition of GTECH Group.

Gold Acquisition Corporation

An American company headquartered in Delaware, founded in January 2006 and controlled 100% by Gold Holding. Its organization is connected to the improvement of the announced acquisition of GTECH Group.

LOTTOMATICA ARGENTINA AND LOTTO DO BRASIL have been put into voluntary liquidation by Lottomatica on May 13, 2004.

STOCK OPTIONS

PREAMBLE

On December 20, 2005, the merger by incorporation of Lottomatica S.p.A. and FinEuroGames S.p.A. into NewGames S.p.A. came into effect. At the same time, NewGames took on the name of the merged company Lottomatica S.p.A., taking over its relationships, including those regarding stock option plans for Lottomatica group officers and employees.

2003 – 2005 Plans

The Extraordinary Shareholders' Meeting of the merging company NewGames S.p.A. held on September 21, 2005, passed the following resolutions, with effect from the effective date of the above merger and in accordance with the resolutions passed by the merged company Lottomatica S.p.A. in its Extraordinary Shareholders' Meeting on April 14, 2003, and in its Board of Directors' Meeting on June 11, 2003, setting December 31, 2008, as the deadline for subscriptions:

- a capital increase against payment, in divisible form, for a maximum of € 2,439,110.00, with the issue, including in more than one issue, of a maximum of 2,439,110 new ordinary shares, with a par value of € 1.00 each, regular enjoyment, excluding the right of option under Article 2441, paragraph 5, of the Italian Civil Code, serving the exercise of no. 2,439,110 options already assigned and still exercisable within the framework of the stock option plan available to employees of the merged company Lottomatica S.p.A. and its direct or indirect subsidiaries;

- a capital increase against payment, in divisible form, for a maximum of € 1,422,667.00, with the issue, including in more than one issue, of a maximum of 1,422,667 new ordinary shares, with a par value of € 1.00 each, regular enjoyment, excluding the right of option under Article 2441, paragraph 5, of the Italian Civil Code, serving the exercise of no. 1,422,667 options already assigned and still exercisable within the framework of the stock option plan available to directors of the of the merged company Lottomatica S.p.A..

The Extraordinary Shareholders' Meeting of the merging company NewGames S.p.A. held on September 21, 2005, also passed the following resolution, with effect from the effective date of the above merger and in accordance with the resolutions passed by the merged company Lottomatica S.p.A. in its Extraordinary Shareholders' Meeting on April 14, 2003, and in its Board of Directors' Meeting on May 13, 2004, setting December 31, 2008, as the deadline for subscriptions: a capital increase against payment, in divisible form, for a maximum of € 223,175.00, with the issue, including in more than one issue, of a maximum of 223,175 new ordinary shares, with a par value of € 1.00 each, regular enjoyment, excluding the right of option under Article 2441, paragraph 5, of the Italian Civil Code, serving the exercise of no. 223,175 options already assigned and still exercisable within the framework of the stock option plan available to employees of the merged company Lottomatica S.p.A. and its direct or indirect subsidiaries.

To date, the stock options under the 2003-2005 plans have matured and either have become or will become exercisable, as the case may be, when the requirements are satisfied specified in their respective regulations.

2005 – 2010 Plans

The same Extraordinary Shareholders' Meeting of the merging company NewGames S.p.A. held on September 21, 2005, also passed the following resolutions, again with effect from the effective date of the above merger and in accordance with the resolutions passed by the merged company Lottomatica S.p.A. in its Extraordinary Shareholders' Meeting on April 12, 2005, and in its Board of Directors' Meetings on May 12 and/or July 21, 2005, setting December 31, 2010, as the deadline for subscriptions:

- a capital increase against payment, in divisible form, for a maximum of € 297,580.00, with the issue, including in more than one issue, of a maximum of 297,580 new ordinary shares, with a par value of € 1.00 each, regular enjoyment, excluding the right of option under Article 2441, paragraph 5, of the Italian Civil Code, serving the exercise of no. 297,580 options already assigned by the merged company Lottomatica S.p.A. and still exercisable within the framework of the stock option plan available to managers of the merged company Lottomatica S.p.A. and/or its subsidiaries;

- a capital increase against payment, in divisible form, for a maximum of € 57,016.00, with the issue, including in more than one issue, of a maximum of 57,016 new ordinary shares, with a par value of € 1.00 each, regular enjoyment, excluding the right of option under Article 2441, paragraph 5, of the Italian Civil Code, serving the stock option plan available to managers of Lottomatica and/or its subsidiaries in relation to no. 57,016 options still attributable by the merged company Lottomatica S.p.A. within the framework of this plan;

- a capital increase against payment, in divisible form, for a maximum of € 219,812.00, with the issue, including in more than one issue, of a maximum of 219,812 new ordinary shares, with a par value of € 1.00 each, regular enjoyment, excluding the right of option under Article 2441, paragraph 5, of the Italian Civil Code, serving the exercise of no. 219,812 options already assigned by the merged company Lottomatica S.p.A. and still exercisable within the framework of the stock option plan available to directors of the merged company Lottomatica S.p.A..

Delegation of powers to the board of directors

The Extraordinary Shareholders' Meeting of the merging company NewGames S.p.A. held on September 21, 2005, resolved to delegate the board of directors, pursuant to Article 2443, paragraph 2, of the Italian Civil Code, for a period of five years from the resolution date, the power to implement a capital increase against payment, on one or more occasions, for a maximum nominal amount of € 8,326,520.00, excluding the right of option, serving, *inter alia,* one or more stock option plans available to directors of the Company and to managers of the Company and/or its subsidiaries, up to a maximum limit of € 1,205,777.60 for the first year and € 1,780,185.60 for each year thereafter, without the possibility of cumulating any unused portion in a given year with the portions attributable to subsequent years.

- The extraordinary Shareholders' Meeting of Lottomatica S.p.A. on April 12,2006 finally decided to grant to the Board of Directors for the period of 5 years as of the date of deliberation the power to increase the Capital Share by payment, one or more, according to Article 2443 of the Italian Civil Code for a nominal amount of maximum 1,720,000,000.00 Euro. From this amount, the nominal maximum of 50,000,000.00 Euro endorsed to the employees of Lottomatica S.p.A.. and/or its

subsidiaries with the exclusive right to the options according to Article 2441, last section of the Italian Civil Code.

SUMMARY OF CONSOLIDATED ECONOMIC AND FINANCIAL PERFORMANCE

CONSOLIDATED INCOME STATEMENT *(thousands of euros)*	30/06/2006 IFRS	%	30/06/2005 IFRS	%
CONTINUING OPERATIONS				
Total Revenues from sales and services	**340,487**	**100.0%**	**317,471**	**100.0%**
Capitalization of internal construction costs – materials and consumables	0	0.0%	-59	0.0%
Changes in inventories	-1,350	-0.4%	-258	0.0%
Raw materials and consumables used	23,481	6.9%	14,706	4.6%
Services	88,325	25.9%	95,661	30.1%
Personnel	34,709	10.2%	34,276	10.8%
Other operational costs	8,362	2.4%	4,010	1.3%
Total operating costs	**153,527**	**45.1%**	**148,336**	**46.7%**
Gross Operating Margin (EBITDA)	**186,960**	**54.9%**	**169,135**	**53.3%**
Amortization, depreciation and write-downs	30,665	9.0%	22,068	6.9%
Operating Profit (EBIT)	**156,295**	**45.9%**	**147,067**	**46.3%**
Financial income (charges)	-88,665	-26.0%	-6,771	-2.1%
Adjustments to financial assets	0	0.0%	-35	0.0%
Income taxes for the period	-35,722	-10.5%	-55,829	-17.6%
Net profit from continuing operations	**31,908**	**9.4%**	**84,432**	**26.6%**
Net profit from assets held for sales or discontinuing operations	0	0.0%	0	0.0%
Net profit for the period	**31,908**	**9.4%**	**84,432**	**26.6%**
Profit attributable to minority interests	5,310	1.6%	1,099	0.3%
Profit attributable to the Group	**26,598**	**7.8%**	**83,332**	**26.2%**

Analysis of Income Results

As of June 30, 2006 Lottomatica Group showed a consolidated net income of €/000 26,598 (€/000 83,332 on 06/30/2005) of which €/000 5,310 (€/000 1,099 on 03.31.2005) is attributable to minority interests.

The total revenues from sales and services show an increase equal to €/000 23,016 with the data from last year despite a contraction of 10.3% in the revenues generated by the Lotto wagers. A contribution to the revenues was assured by the growth of the other businesses of the Group, with particular reference to the instant and traditional lotteries which in the quarter achieved net revenues of more than €/000 62,861 in respect to €/000 21,617 of June 30, 2006.

As of June 30 the EBITDA increased in comparison to the previous semester. The data on June 30 also includes €/000 2,956 for the expenses related to the GTECH Acquisition in the first semester. The amounts related to the accessory charges related to the increase in capital and to the emmision of the bond issue (which on June 30 amount to €/000 78,656) have been accounted for in a direct decrease of the respective amounts in the Balance Sheet.

The analysis of revenue trends per buisiness line and evolution of management costs have been postoponed to later chapters.

Trends in revenues by line of business

Games

GIOCO DEL LOTTO

The figures as of June 30, 2006 showed a decrease compared to the same period of the previous year both in terms of the overall wagers and revenues for the fee due to Lottomatica. There are mainly two types of wagers: "normal" wagers (the so-called "core"), which remains structurally stable over time and allow Lottomatica to achieve significant economic results and "speculative" bets made on late numbers (meaning those numbers that have not been drawn for more than 100 drawings), where some players concentrate an additional amount of bets, with unit values considerably higher than average.
Data analysis as shown highlights total wagers of €/ban. 3.508, a 10.5% decrease compared to June 30, 2005. The wagers for late numbers, equal to approximately €/mil. 919 showed a decrease compared to €/mil. 974 in the same period of the previous year. Even Core wagers showed a decrease, totaling €/mil. 2.590 compared to €/mil. 2.945 from last year, most of all as a result of lower wagers linked to the late numbers.

	Wagers €/000	**Bets x 1,000**	**Revenues €/000**
First Quarter 2006	2,045,007	667,171	132,421
First Quarter 2005	2,402,760	689,111	155,203
Delta %	-14.9%	-3.2%	-14.7%
Second Quarter 2006	1,463,675	595,631	94,041
Second Quarter 2005	1,516,814	595,614	97,355
Delta %	-3.5%	0.0%	-3.4%
First Half 2006	**3,508,682**	**1,262,802**	**226,462**
First Half 2005	**3,919,576**	**1,284,725**	**252,558**
Delta %	**-10.5%**	**-1.7%**	**-10.3%**

As a result of the lower wagers, the total number of bets went down from approximately €/mil. 1.285 on June 30, 2005 to €/mil. 1.263 in the same period of 2006.
The wagers on the late numbers were positively influenced by the accumulation on the number 34 on the Cagliari wheel, which, drawn in the last game of the month of March, improved the record previously held by the number 8 on the Rome wheel (202 delays, 1942).
Faced with a decrease in the wagers of –10.5%, Lottomatica revenues were €/mil. 226 compared to €/mil. 253 in 2005.

Consorzio Lotterie Nazionali

In the first six months of 2006 the sales of instant lottery tickets confirmed the positive trend already recorded in 2005 and the volume collected on June 30

was equal to €/mil. 1.758, with 759 million tickets sold. In particular, the introduction of the 5-euro lottery "Miliardario" recorded a success that was much greater than expectations, generating a net increase in sales, without taking away from the other price areas.
In 2005, 361.7 million scratch and win games were sold for a total volume of 592.3 million Euro.
In the first quarter the scratch and win games called "Medaglia d'Oro" linked to the 2006 Winter Olympic Games in Turin, 1 Euro Portafortuna and the 2 Euro Tutti al Mare were placed on the market.
The communication of the period was supported by a billboard campaign, advertisements in the press, promo cards, and S&W spots on Autogrill circuits.
Furthermore, the jury of the 36th Key Award gave the prize in the Free Time Category to the "Soccer" Spot for the Scratch and Win.

Traditional Lotteries
As demonstrated in previous occasions, the performance of the traditional lotteries are disappointing due to the intrinsic characteristics of the product: obsolete, not positioned in the market and a minimum typecasting and appeal.
Even though a series of promotion initiatives have in fact been carried out for this specific Lottery, the amounts of sales have equaled 000 654.6/ticket sold with a collection of 1.936 million Euros. In the same period in 2005, the sales volume of the Viareggio Lottery were equal to 000 316.9/ticket for a collection of 0.9 million Euro.

TRIS
Below is the table illustrating Volume Collected and Revenues for the game carried out on behalf of the licensee Sarabet:

Value in thousands of euros	**06/30/2006**	**06/30/2005**	**Delta %**
Total Volume Collected	408,702	283,280	44%
Volume Collected by the Group	67,852	35,319	92%
Market Share	16.6%	12.50%	4.1%
Lottomatica Group Revenues	2,255	582	

Tris showed a 4.1% increase in the year 2006 in comparison to the previous year due to introduction of new games linked to the Tris game.

Starting on August 17, 2003, Lottomatica qualified as concessionaire through the Consorzio Lottomatica Giochi Sportivi and gathered the sports pools for the games "Totocalcio", "Totogol" and "9", and beginning on December 19, 2004, gathered the Pari-Mutuel system bets.

As of 06/30/2006 Lottomatica Giochi Sportivi had a market share of 19%.

Following is the table illustrating the Volume Collected and Revenues for the game.

	06/30/2006	06/30/2005
Market POS	22,000	21,000
Consorzio G.S. POS	8,412	5,675
% Consorzio G.S. POS	38.24%	27.02%
Market Volume	577,870	487,430
- Sports Pools	151,681	178,630
- Pari-Mutuel system bets	17,487	25,519
- Horse racing betting	408,702	283,280
Consorzio G.S. Volume	110,402	88,115
- Sports Pools	38,379	45,632
- Pari-Mutuel system bets	4,307	7,164
- Horse racing betting	67,715	35,319
Market Share	*19.10%*	*18.08%*
- Sports Pools	*25.30%*	*25.55%*
- Pari-Mutuel system bets	*24.63%*	*28.07%*
- Horse racing betting	*16.57%*	*12.47%*
Fee	3,754	2,485
% fee on Wagers	3.40%	2.82%

In autumn 2005 the Italian State Monopolies' issued ministerial decrees regulating new horse racing games.
Specifically:

- the new games "Vincente nazionale" and "Accoppiata nazionale" were regulated by the Ministerial Decree dated October 26;
- the games "Quartè nazionale", "Quintè nazionale" and "Nuova Tris nazionale" were launched by the Ministerial Decree dated December 20.

The essential innovations in these new decrees are:

- the transfer of the license to collect wagers from Sarabet to the sports pools concessionaires, including Consorzio Lottomatica Giochi Sportivi;
- the adjustment of the fee from 1.98% to 3.45% of the net wagers from all games, except for "Vincente Nazionale" for which a fee of one percent is envisaged.

As a result the additional deed to the Sports Pools license was signed in October bringing betting on Italian horse races into the product portfolio of Consorzio Lottomatica Giochi Sportivi.

Sports Pools (Totocalcio and Totogol) market showed a decrease of approximately 15 percentage points due to a general decrease in the market already in evidence as of 2005. The market for pari-mutuel system bets showed a net decrease of approximately 25% compared to the same period, despite the introduction of the game BIG-SCI. The market for horse-racing betting, on the other hand, showed a positive trend, with an increase of 44% over the same period in 2005, to be attributed to the introduction of new games linked to the game of Tris.

Gaming Machines

This business includes both the activation and operation of the remote network to manage legal games, under the License entered into with *AAMS*, and the direct management of

amusement and entertainment machines installed in outlets, tobacconists and bet collection points in the Lottomatica network, or hotels, by virtue of the master agreement executed by the parent company Lottomatica with Federalberghi, with the help of partner operators.
The main subjects of the License are the links from the machines to the system, which allow the data from the games played to be transmitted to the central Sogei system, check for its regularity and compliance with the law and the biweekly payment to *AAMS* of the unified state tax (*PREU, Prelievo Erariale Unico*), set at 13.5% of the bets, which is directly collected by the operators in all outlets not under direct management and then paid out to the Concessionaire.
A consideration is payable for linking up with the system, generally varying according to the sums put into the machines.
The Concessionaire has put 44 operators under contract; to date, in a market formed by approximately 180,000 machines, of which over 150,000 installed, it holds about no. 11,000 authorizations, of which approximately 8,500 are installed in outlets (bars, licensed betting holes, tobacconists, bet collection points, etc.).
RTI Videolot obtained a permanent license to operate the system on February 2, 2006.

Machines are managed directly with the help of some specialized firms identified on a local basis whose duty is to verify the potential of outlets, to choose the most suitable and best-performing machines and to install and operate them sustaining the direct investment and receiving a compensation measured on the total sum of games.

The Concessionaire directly manages about 1,550 installed machines whose collected volume reaches an average of 50,000 euro a year compared to the 72,000 euro of the linked-up machines.

The revenues for the first half of the year were €/000 4,338. The amount includes revenues due on the basis of regulations clarified through the Ministerial Circular Letter No. 21 of 13 May 2005, commensurating the total wagers for the network (€/000 144,209), net the amount to be paid to *AAMS* for unified state tax (*PREU*) (equal to 13.5%), of the share to be sent to the winners (on the average 75%), and the share for managers/operators.

Services
Services provided by Lottomatica Group may be divided as follows:

- Commercial services: Lottomatica S.p.A. distributes services for commercial operators (i.e. electronic top-up services distributed by Lottomatica for pre-paid mobile and fixed-line telephone accounts, and ticketing for sporting and musical events) and collects payments from end-users.
- Payment services: Lottomatica S.p.A. collects payments from consumers for both private sector enterprises (i.e. for the payment of utilities) and public sector entities (i.e. fines, local taxes and television license fees) through LIS Finanziaria S.p.A.
- Processing services: Lottomatica S.p.A. provides technological infrastructure to third parties for the processing of transactions (i.e. car road taxes, third party electronic top-ups for pre-paid mobile telephones, some minor taxes and loyalty programs and stamp duties printing).

These services are offered by LIS Lottomatica Italia Servizi S.p.A., Totobit Informatica Software e Sistemi S.p.A. - 100% acquired in the course of 2003 – and LIS Finanziaria S.p.A., entirely owned by Totobit S.p.A. The acquisition of Totobit Group was of strategic importance for Lottomatica. It allowed Lottomatica to take advantage of the opportunities arising from the widening of the services offered to the public with the availability of a parallel technological infrastructure which is separate from that of the Lotto terminals. As a result, Lottomatica had the possibility of extending and diversifying the network outlets.

As of 05/10/2005 migration of the top-up service from Mael to POS technology has been completed. Subsequently, the other businesses will also migrate. The development of the alternative network will offer the end client the chance to pay not only through a PagoBancomat card, but also with a credit card.

December 6, 2005 saw the conclusion of the promotional campaign begun on July 27, 2005, which involved all the outlets with the objective of giving incentives to use the services for telephone top-ups and the payment of the car road taxes.

Starting from January 27, 2005, it is also possible to pay not only Telecom "utility bills" (September 2004) but also those of ENEL at the points authorized to provide the service. The end client pays €1 commission just as that payable at the Post Offices or Banks with the added advantage of avoiding queues to pay utilities bills.

Starting from May 18, 2005, it is possible to pay taxes, duties and charges in the Municipality of Turin at the authorized points with collection contracted to Società Soris S.p.A., set up by the Municipality of Turin (*Tarsu* - tax on disposal of urban solid waste; *Ici* - local tax on property; *Cosap* - tax on the occupation of public areas; *Cimp* - tax on advertising initiatives).

Commercial Services

Sale of Top-Ups for Pre-paid Mobile Phones

Services sector growth has been driven more than any other by the sale of mobile phone credit recharges for mobile telephones.
Starting in July 2005, operators TIM, Vodafone, Wind, Tiscali, Albacom and Telecom will be joined by another mobile telephony company called H3G that in the first quarter of the year earned€/000 47,803.
Totobit, through approximately 9,000 direct sales outlets, also offers telephone mobile phone credit recharges services.
As of 30/06/2006, more than 110.2 million mobile phone top-ups have been sold, through over 20,700 Lottomatica and 9,000 Totobit direct sales outlets, compared to approximately 97.8 million of 30/06/2005 with net revenues of €/000 19,208 compared to €/000 16,798 of 30/06/2006 (showing a growth of + 2,410 in absolute values).
This growth is connected to the ever-increasing trend towards on-line with the consequential erosion of the scratch card market.

Sale of Digital Terrestrial TV cards

2005 saw the start of the top-up service of the Media set Premium card and LA7 plus-card to purchase events broadcast on the digital terrestrial platforms. As of 03/31/2006 over 296,000 cards have been topped up for an amount of approximately € 4,,946.

Automated ticketing services

LIS has offered automated ticketing service since 1998 for purchasing individual and season tickets to sporting events through the Lottomatica network.
Revenues as of 06/30/2006 totaled €/000 2,012 compared to €/000 2,190 on 06/30/2005 (-8%).
It is the sector of sporting ticketing that has felt the decrease in paying spectators to soccer events. LIS continues to manage the sale of all events organized at the Auditorium, including those organized by third parties at the "Parco della Musica" Auditorium thus managing

approximately 100 parallel events. Beginning in 2004, it is possible to purchase tickets/subscriptions not only through the channels already existing: bet collection points, plus points, special points and sports facilities, but also via call centers. Overall the tickets sold through our on-line ticketing service system were about 1,837,000 with revenues at LIS points of sales of more than i€/000 7,225.

Payment Services

Utilities and local tax

Starting from May 18, 2005, it has been possible to also pay taxes, duties and charges, whose collection is managed by Soris S.p.A. a company established by the Municipality of Turin, in addition to Telecom and ENEL utility bills, at the authorized points.
As of 06/30/2006, approximately 604,000 bills had been paid for a total amount of approximately €/000 56,000. Starting from October 2005, the Telecom bills may also be paid in cash. Finally, De Agostini bill payment service has been activated at the authorized outlets.

Fine Payments

Lottomatica Italia Servizi, thanks to the commercial support of *ANCITEL* (National Association of the Italian Municipalities), activated the service to pay municipal fines in 101 cities, thus covering approximately 80% of the population resident in provincial capitals.
The Municipality of Rome and the Municipality of Naples joined the *Ancitel* network to provide the fine payment service.

Processing Services

Mobile phone top-ups processing services

Through Totobit S.p.A., Lottomatica provides mobile phone top-up processing services for 10 major clients, giving them terminals, customer assistance, the processing platform and the links between the outlets and the Totobit data center and from it to the operators. In 2006 Totobit sold 30.4 million mobile phone top-ups for a comprehensive value (face value + recharge fee) of about € 413 million.

Citizen Services

Starting from 1999, car road taxes can also be paid at tobacconists through the Lottomatica network as well as at the post office and *ACI* (Italian Automobile Club) offices simply by entering the vehicle license plate number and tax disc expiry date.
As of 06/30/2006 approximately 8.6 million car road taxes have been paid through the 22,887 active collection points with a turnover of €/000 4,930 with a 3.6% drop compared to 06/30/05 (€/000 5,115) mainly due to the opening of alternative channels and methods of payment.


QUI
PUOI
PAGARE
IL CANONE TV.

The public TV license fees may be paid at Lotto bet collection points/tobacconists.
The service involves connecting in real time with the management system for the national user archives, to ensure the security and integrity of the data transmitted.
This fee, that is almost entirely paid in January, showed overall revenues of approximately €/000 475 (-22% compared to 06/30/2005) over the period under consideration. The decrease is the combined effect of a contraction in the total number of TV subscriptions paid and the outlets authorized to collect these fees (-19% compared to 31/03/2005).

Unified Taxes

At the beginning of 2002, L.I.S. implemented a new service regarding payment of the unified taxes.
As known, Law No. 488 of December 23, 1999 (2000 Budget Law) instituted the unified tax for the entry of an action into the docket. This tax replaces court and legal taxes such as: docket registration tax, court fees, revenue stamps and writ of summons issued by the process server.
As of 06/30/2006 about 1,158,000 fees have been paid through the activated network generating revenues of approximately €/000 300 compared to the €/000 313 of 03.31.2005 (-4%).

Stamp Duties services

In September 2005, the new plan to dematerialize stamp duties started after undergoing trials involving eight authorized outlets located in Rome from July 4. Under this major project, the new "custom-made" stamps purchased and printed at the tobacconist's will replace the "old" revenue stamps. As of 06/30/2006, 23,478 LIS Printer terminals were authorized to provide the service. Furthermore, the system managed proceeds for € 509 million of stamp duties with a market share estimated at approximately 80%.

Operating costs and analysis of EBITDA

Operating costs totaled €/000 154,877 (€/000 148,653 on 06/30/2005)
As of 06/30/2006, EBITDA was equal to €/000 186,960 compared to €/000 169,135 on 06/30/2005.
The impact of margins on the sale and service revenues passed from 83% in 2005 to 54.7% in 2006.
The following factors contributed to the higher margins obtained:

- **Changes in the Revenues Mix:** compared to the first quarter of 2005, there was a strong reduction in the Lotto wagers (approximately €/mil. 411) counterbalanced by an increase in the Instant lottery (approximately €/mil. 580). The substantial recuperation in terms of proceeds (approximately €/mil. 1,167) was accompanied by a reduction in the EBITDA linked to lower margins in the Lottery business compared to Lotto.
- **Main changes in operating costs**
- **Raw materials and consumables used:** the change compared to the first quarter of 2005 (€/000 8,775) is principally linked to the strong growth of the Scratch and Win business (from 361 to 758 million tickets sold).
- **Services:** compared to the first semester in 2005, the costs for services moved from €/000 95,661 to €/000 88,325. This change is linked to the compensation of various phenomena, the principal ones of which are the efficiency generated on the network

costs for the replacement of Lotto terminals and the increase in the distribution costs due to the growth of the Lottery business.

- **Personnel Cost:** the reduction of the costs related to personnel is principally due to the lower impact of the stock option plan (approximately €/000 433)
- **Provisions:** the provisions totaling €/000 2,810 refer to the potential impact estimated for the settlement of current legal disputes.

Investments

The cash flow from investing activities totaled €/000 21,722.

Consolidated Cash Flow statement *(thousands of euro)*	**06/30/2006**	**12/31/2005**	**06/30/2005**
Cash flow from operative activities before changes in networking capital	**84,281**	**201,950**	**158,183**
Change in networking capital	-136,836	-11,209	-41,809
Cash flow from operative activities [a]	**-52,555**	**190,741**	**79,954**
Investments in fixed assets:			
- intangible assets	-1,880	-7,787	-2,207
- property, plant and equipment	-20,672	-86,067	-11,945
- financial assets	-11		-329
Proceeds from sales, reimbursement value and fixed assets.	841	2,556	89
Cash flow from investment activities [b]	**-21,722**	**-91,298**	**-14,392**

Group investments totaled €/000 22,552 of which €/000 20,672 refer to property, plant and equipment.

The property, plant and equipment investments predominately refer to the acquisition of up-to-date computers, systems and the improvement of the Group's hardware with special reference to Lottomatica S.p.A and the substitution of the old M320 and M350 terminals. The most important amounts per company are:

- Lottomatica S.p.A. for €/000 17,428, of which €/000 10,688 relate to the purchase of new terminals;
- Videolot Gestioni S.p.A. for €/000 647 related to the purchase of equipment for the collection of entertainment games;
- Totobit S.p.A. and LIS S.p.A. for €/000 2,180 to strengthen the collection network at bet collection points.

Net debt position

The net debt position is made of a long term debt financing of €/000 1,087,273. The sum consists of the €/000 360,000 Lottomatica obligations issued in December 2003 and which expire on 12/22/2008 as well as the €/000 750,000 capital securities issued on May 7, 2006. As explained in the relative section describing the Securities, it contributes to finance the acquisition of GTECH.

The relative debt in both of the Capital Securities and Rights Offering is represented in the Balance Sheet as net costs and discounts, both of which have been capitalized—that is €/000 1,292 and €/000 19,272 for the Rights Offering and the Capital Securities respectively. The amount therefore shown is consequently the algebraic sum of the nominal values (€/000 1,110,000) and the capitalized costs (€/000 23,661) for a total of €/000 1,086,339. Furthermore, the amount includes other detractions of minor relevance and debts for the leasing for PCC_GS and Totobit (total of €/000 934).

The liquidity of €/000 2,399,421 may ideally be subdivided into the following components:

- quota related to the increase of capital (approx. €/000 1,460,000),
- quota related to the Capital Securities (approx. €/000 734,000, net after advisor's *fees*),
- ordinary liquidity, both in EUR and in USD (for a total equal to a €/000 205,421).

The liquidity is being held in current account deposits in such a way that it may immediately be made available for the G-Tech acquisition.

"Short-term portions of long-term payables/(receivables)" include the debts to bondholders for interest accrued on both bonds in the first semester of 2006: specifically, the €/000 360,000 bond matured liable interests of €/000 8,569 to which the €/000 473 matured from 12.22.05 to 12.31..05 is added to, while the 44-day lifespan of the Capital Securities produced liable interests of €/000 7,459.

Consolidated Net Debt Position (thousands of euros)	**06/30/2006**	**12/31/2005**
Cash and Cash Equivalents	(2,399,421)	(246,163)
Short-term portions of long-term payables/(receivables)	16,501	473
Current Financial Liabilities	83,213	7,260
Short-term debt/(cash and cash equivalents)	**(2,299,707)**	**(238,430)**
Long-term loans/(cash and cash equivalents)	**1,087,273**	**359,653**
Net debt/(cash and cash equivalents)	**(1,212,434)**	**121,223**
Derivative instruments valued on a mark-to-market basis	2,134	263
Current financial assets	(2,058)	(31,808)
Net debt position	**(1,212,358)**	**89,678**

"Current financial liabilities" (€/000 83,213) are the algebraic sum of a series of debt and credit financial positions: €/000 58,091 represent the relative debt of bonuses and fees paid to financial brokers for the drawing-up of the forward cover concerning the risk associated to the G-Tech operation; the sum paid in advance by De Agostini to Lottomatica S.p.A. for the IRES payment is €/000 53,721 IRES – such inter-company financing is controlled by the consolidated fiscal contract that ties Lottomatica S.p.A. to the Parent Company. Furthermore, other financial debts (€/000 569, quoted shortly before leasing) and credits are present in the aggregate for a total of €/000 14,307: this includes €/000 26,763 relative to the collateral acquisition costs of G-Tech which at the time of closing will be object to allotment between the intangible assets and the property, plant and equipment.
Net debt position also receives the market valuation (mark to market) of derivative instruments to hedge exchange risks for Consorzio Lotterie Nazionali (€/000 2,134) and the settlement of Invest Games S.A property titles (€/000 2,058).

The following is a reclassified layout of the consolidated balance sheets:

Analysis of the Consolidated Balance Sheets *thousands of euros*	**12/31/2005**	**06/30/2006**
Receivables from Customers	112,375	96,921
Inter-company receivables	1,442	14,050
Inventories	14,436	15,163
Receivables from others	188,105	197,771
Payables to suppliers	-260,754	-223,331
Inter-company payables	-44,252	-4,787
Payables to others	-229,829	-177,428
Net current assets	**-218,477**	**-81,641**
Property, plant and equipment	158,248	148,486
Intangible assets	10,774	8,878
Financial assets	887	899
Net fixed assets	**169,909**	**158,263**
Provisions for risks and charges	-53,329	-62,737
Staff Severance Fund	-7,618	-7,731
Other Assets/Liabilities	47,835	38,851
NET OPERATING INVESTED CAPITAL	**-61,680**	**45,005**
Goodwill	663,613	663,613
NET INVESTED CAPITAL	**601,933**	**708,618**
Share capital	89,009	149,638
Reserves	303,294	1,730,536
Profit (loss) for the period	112,391	26,598
Group's shareholders' equity	**504,694**	**1,906,772**
Minority interests	**7,561**	**14,204**
(Cash/Banks) and Short-term Payables/(Receivables)	-270,158	-2,353,546
Medium-term Financial Payables/(Receivables)	359,836	1,087,467
(inter-company) Financial (Receivables)	-	
(inter-company) Financial Payables	-	53,721
Financial coverage	**89,678**	**-1,212,358**
TOTAL SOURCES	**601.933**	**708,618**

Comparison of Lottomatica S.p.A. Shareholders' Equity to the Consolidated Shareholders' Equity as of 06/30/2006

(thousands of euros)	Share Capital	Legal Reserve	Share Premium Reserve	Share swap Reserve	Other Reserves	Earnings (loss) for the period	Total
Lottomatica S.p.A. on 06/30/2006	**149,638**	**18,372**	**1,616,821**	**20,138**	**62,015**	**2,096**	**1,869,080**
Results from shared competences						12,241	12,241
Infra-group return adjustments					13,468		13,468
Other Movements					-278	12,261	11,983
Lottomatica Group on 06/30/2006	**149,638**	**18,372**	**1,616,821**	**20,138**	**75,205**	**26,598**	**1,906,772**

HUMAN RESOURCES

As of June 30, 2006, Lottomatica Group had of 1,103 employees compared to the 1,084 of 31 December 2005.

Work Force	06/30/2006	12/31/2005
Lottomatica S.p.A.	682	664
Lottomatica Italia Servizi S.p.A.	40	40
-) Totobit S.p.A.	60	61
-) TTS S.r.l.	22	21
-) Sed Multitel S.p.A.	12	11
-) LIS Finanziaria S.p.A.	8	5
-) CARTA LIS S.p.A.	=	=
Lottomatica Sistemi S.p.A.	206	207
-) PCC GS S.p.A.	72	74
Cirmatica	1	1
RTI Videolot S.p.A.	=	=
Gold Holding Corporation	=	=
Videolot Gestione S.p.A.	=	=
Consorzio Lotterie Nazionali	=	=
Consorzio Giochi Sportivi	=	=
Invest Game S.A.	=	=
Nova Prima	=	=
Total	**1,103**	**1,084**

REFERENCE REGULATORY FRAMEWORK – 2nd quarter 2006

Decree No. 111 by the Finance Ministry - March 1, 2006 – Regulation that pertains to fixed fee betting on non-sporting events; pursuant to Article 1, section 286 of Law No. 311 of December 30, 2004.

Ministerial Decree - March 8, 2006 – Technical conditions for carrying out the national lotteries of the Gran Premio di Agnano, the Palio dell'Oca di Trento and the Giostra della Quintana di Foligno.

Ministerial Decree - March 29, 2006 – Price establishment for national lottery tickets with instanta extractions.

Ministerial Decree - March 29, 2006 – Regulation pertaining to the format and subdivision of the new Totocalcio and Totogol cards as foreseen by article 2 of Decree No. 110 by the Finance Ministry of January 31, 2006, with modifications regarding sporting forecast games.

Ministerial Decree - March 29, 2006 – Equalization of the special retailers located in gas stations on circumferential roads, state and provincial roads and ring roads to the special retailers located in highway gas stations.

Ministerial Decree -April 13, 2006 – Measures for the experimental long-distance lotteries.

Ministerial Decree - May 29, 2006 – Indications and technical conditions for the carrying out of the instantaneous extraction lottery "Tutti al mare."

Ministerial Decree -May 17, 2006 – Requirements for third parties in charge of the collection of games played through cash-earning machines.

Ministerial Decree - June 21, 2006 – Implementation conditions for the optional game formula and completion of the Lotto game known as "Lotto Istantaneo."

Decree – Law No. 233 - July 4, 2006 – Urgent arrangement for the economic and social re-launching, the containment and rationing of public expenditure as well as interventions regarding income tax and tax evasion.

Ministerial Decree – August 7, 2006 – Technical measures for carrying out the national lottery for the Pace della Buona Azione, the Bataille des Reines di Aosta, and the Palio di Sant'Anna di Ischia.

Law No. 248 – August 4, 2006 – Adaptation of Decree – Law No. 233 of July 4, 2006 dealing with the urgent economic and social re-launching, for the containment and rationing of public expenditure as well as interventions regarding income tax and tax evasion.

AAMS – Selection procedure open for the concession of the public gaming of horse-race betting and sports pools on the Italian territory through the distributive network and its relative management (Public Tender published in the Gazzetta Ufficiale della Repubblica Italiana of August 28, 2006 No. 199, part II, Foglio Inserzione).

COMPLIANCE MODEL UNDER LEGISLATIVE DECREE NO. 231/01

In March 2005, Lottomatica introduced the compliance model under Legislative Decree No. 231/2001 into the company, also adopting the regulatory amendments introduced by Legislative Decree No. 61/2002.

The compliance Model consists of a combination of rules, tools and conduct whose purpose is to give the Company a system that is reasonably likely to detect and prevent criminal offences being committed pursuant to Legislative Decree No. 231/2001, by the entity itself or by the persons subject to its direction and supervision.

The elements that make up the compliance Model are:

- the code of conduct and the internal disciplinary system that ensures the compliance with the Model;
- the map of risk activities;
- the principles for supervising risk activities;
- changes to internal procedures;
- the board responsible for supervising and operating the Model.

The Lottomatica Supervisory Board has laid down the rules for its proceedings and, during 2005, *implemented an Action Plan to monitor the compliance Model that has been adopted* and to assess its suitability, meeting periodically to evaluate the checks carried out by the Internal Audit department and to examine the information flows that have been activated.

In fact, the compliance Model that has been adopted envisages the obligation to provide information to the Supervisory Board.

The obligation takes the form of reporting flows that company managers and departments must systematically transmit to the Supervisory Board on the basis of appropriate rules that have been stated and circulated, so that the Board has the information in good time that is necessary for it to perform its role of monitoring the compliance Model's effectiveness.

PROCESSING OF PERSONAL DATA

Article 34 of Legislative Decree No. 196 of June 30, 2003, requires certain security measures to be taken in the event of the electronic processing of personal data, according to the procedures laid down in the technical specifications under Annex B to the law. Among these requirements is the one specified in letter (g) for "an updated Security Policy Statement" (DPS, Documento Programmatico sulla Sicurezza).

DPS is the document that specifies the technical and organizational security measures adopted on the basis of risk analysis, task and responsibilities distribution within the structure responsible for processing the data themselves, in order to protect personal data in compliance with the law, from the point of view both of their correct storage and their correct handling.

In compliance with the provisions under Legislative Decree No. 196/2003, Lottomatica reviewed and updated the DPS which was prepared in 2004

PREDICTABLE DEVELOPMENTS

The lottery collection demonstrated a decrease of about € 40 million in the months of July and August in comparison to the same period of last year.

The positive trend of the instant lottery collection of about € 520 million (July and August) equals to a growth of 170% due to both an increase in price and volume in respect to the same period last year (€ 188 million).

The service business when compared to the same period in 2005 continues to grow (including in the first months of the second semester). This growth is particularly evident in the cellular credit recharge cards. The services offering the payment of bills and the consolidation of the virtualization of the stamp duty services guarantee further developments in the business.

The market share of sporting pools continues at around 25% even though the market progressively declines while Italian horse racing betting market share remain at around 16.5% in a market that continues to grow. The market shares in both pools confirms the trends registered in the first semester.

The Group's second semester results will be further amplified by the international activity related to the improvements of the GTECH acquisition.

RECEIPTS AND PAYMENTS (PRESIDENTIAL DECREE NO. 560 OF 09/16/1996)

The administration of receipts and payments by the Parent Company, under the powers granted by the above-mentioned Presidential Decree No. 560, is discussed below.

This item, equal to €/000 83,378 is made up as follows:

RECEIVABLES

These total €/000 3,045 for the management credit towards collectors for the sums to be paid, net fees and expenses in this regard.

CASH AND CASH EQUIVALENTS

These amount to €/000 80,333 and reflect the administered receipts held on bank and postal accounts as of June 30, 2006:

- €/000 57,451 on a specific current account held with Banca Intesa S.p.A.;
- €/000 22,882 on a specific postal account.

PAYABLES

These amount to €/000 83,378 and are made up of:

- €/000 49,175 in profits due to the Tax Authorities as of June 30, 2006;
- €/000 14,589 due to the Ministry of Finance's pension fund;
- €/000 289 in amounts to be paid over to the Tax Authorities, equal to the interest income accrued on the specific bank account used for the administration of receipts and payments, net of tax charges and related expenses;
- €/000 4,925 for the premium on the last two drawings made over the period under consideration to be paid out to the licensee;
- €/000 9,321 in winnings not paid as of June 30, 2006;
- €/000 5,052 for the sums due to AAMS for the financing of numerous winnings.

LOTTOMATICA GROUP

BALANCE SHEET

As of June 30, 2006

Consolidated Balance Sheets – Assets *(thousands of euros)*	*notes*	**06/30/2006**	**12/31/2005**
A) Non-current assets			
Property, plant and equipment	*1)*	148,486	158,248
Goodwill	*2)*	663,613	663,613
Intangible assets	*3)*	8,878	10,774
Investments valued at equity	*4)*	-	-
Securities and equity investments	*5)*	384	452
Other (non-current) assets	*6)*	536	570
Deferred tax assets	*7)*	63,893	55,009
Total non-current assets		**885,790**	**888,666**
B) Current assets			
Inventories	*8)*	15,163	14,436
Trade receivables and other receivables	*9)*	111,109	116,263
Current financial assets	*10)*	31,226	31,791
Other (current) assets	*11)*	202,052	192,265
Receivables for taxation	*12)*	6,945	913
Cash and cash equivalents	*13)*	2,399,421	246,163
Assets held for sale or discontinuing operations	*14)*		
Total current assets		**2,765,916**	**601,831**
TOTAL ASSETS		**3,651,706**	**1,490,497**

Consolidated Balance Sheets – Liabilities *(thousands of euros)*		**06/30/2006**	**12/31/2005**
A) Shareholders' Equity	*15)*		
Share capital		149,638	89,009
Legal Reserve		18,372	-
Share premium reserve		1,616,821	261,844
Other reserves		95,343	41,450
Net profit (loss)		26,598	112,391
Total Group Shareholders' Equity		**1,906,772**	**504,694**
Minority interests		**14,204**	**7,561**
B) Non-current liabilities			
Long-term loans	*16)*	1,087,978	359,653
Staff Severance Fund	*17)*	7,731	7,618
Provisions for deferred taxes	*18)*	53,413	44,233
Long-term provisions	*19)*	9,324	8,587
Total non-current liabilities		**1,158,446**	**420,091**
C) Current Liabilities			
Trade payables and other payables	*20)*	239,441	305,006
Derivative instruments	*21)*	2,134	263
Short-term loans	*22)*	54,290	7,260
Short-term portions of long-term loans	*23)*	16,501	473
Other (current) liabilities	*24)*	185,084	239,958
Current financial liabilities	*25)*	58,091	-
Payables for taxation	*26)*	16,743	4,682
Short-term portions of long-term provisions	*27)*	-	509
Liabilities associated with assets held for sale or discontinuing operations	*28)*	-	-
Total current liabilities		**572,284**	**558,151**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**3,651,706**	**1,490,497**

Consolidated Income Statements *(thousands of euros)*		**06/30/2006**	**06/30/2005**	**2nd Q year 2006**	**2nd Q year 2005**
Revenues	*29)*	**337,412**	**312,912**	**148,167**	**127,462**
Other earnings and proceeds	*30)*	**3,075**	**4,559**	**2,087**	**1,192**
-) Capitalization of internal construction costs – materials and consumables	*31)*	0	-59	0	-34
-) Changes in inventories	*32)*	-1,350	-258	-1,277	35
-) Raw materials and consumables used	*33)*	23,481	14,706	11,530	6,497
-) Services	*34)*	88,325	95,661	43,079	50,713
-) Costs for personnel	*35)*	34,709	34,276	17,613	15,443
-) Amortization, depreciation and write-downs	*36)*	30,665	22,068	12,586	11,661
-) Other operating costs	*37)*	8,362	4,010	4,237	3,499
Total costs		**184,192**	**170,404**	**87,768**	**87,814**
Profit		**156,295**	**147,067**	**62,486**	**40,840**
Financial income (charges)	*38)*	-88,665	-6,771	-70,865	-2,845
Adjustments to financial assets	*39)*	0	-35	0	-35
Share of income (charges) from equity investments in associated companies and JVs valued at equity	*40)*	0	0	0	0
Income before taxes		**67,630**	**140,261**	**-8,379**	**37,960**
Income taxes for the period	*41)*	35,722	55,829	1,140	15,003
Net profit from continuing operations		**31,908**	**84,432**	**-9,519**	**22,957**
Profit from assets held for sale or discontinuing operations	*42)*	**0**	**0**	**0**	**0**
Net profit for the period	*43)*	**31,908**	**84,432**	**-9,519**	**22,957**
Share attributable to minority interests		5,310	1,099	2,333	656
Share attributable to the Group		**26,598**	**83,332**	**-11,852**	**22,301**
Earnings (loss) per share – basic:		**0.26**	**0.94**	**-0.11**	**0.25**
Earnings (loss) per share – diluted:		**0.26**	**0.93**	**-0.11(*)**	**0.25**

(*): The diluted earnings/losses per share are reported as the same value as the basic earnings/losses per share insomuch as including the number of valid shares leads to an antidiluted effect of the calculated final balance.

CONSOLIDATED CASH-FLOW STATEMENTS *(thousands of euros)*	**06/30/2006**	**06/30/2005**
Net profit before taxes for the period	**67,630**	**140,261**
Adjustments for:		
- Depreciation of Property, plant and Equipment	20,247	15,946
- Amortization of Intangible Assets	3,775	3,039
- (Capital (gain) losses on disposal of Fixed assets	1,648	2,478
- (Revaluations) or write-downs of fixed assets	8,198	
- Other non-monetary	18,505	15,868
- Income taxes	-35,722	-55,829
Cash flow from operating activities before changes in net working capital	**84,281**	**121,763**
Change in Net Working Capital	-136,836	-41,809
Cash flow from operating activities [a]	**-52,555**	**79,954**
Investments in fixed assets :		
- intangible assets	-1,880	-2,207
- property, plant and equipment	-20,672	-11,945
-financial assets	-11	-329
Proceeds from sales, or reimbursement value, of fixed assets	841	89
Cash flow from investing activities [b]	**-21,722**	**-14,392**
Changes in loans	851,221	-136,744
Capital increase and Other changes in Shareholders' Equity	1,495,729	70,524
Distribution of dividends	-119,416	-67,983
Cash flow from financing activities [c]	**2,227,535**	**-134,203**
Increase/(decrease) in cash and cash equivalents [a+b+c]	**2,153,258**	**-68,641**
Cash and cash equivalents at the beginning of the period – merging company		120
Cash and cash equivalents at the beginning of the period – merged companies		242,064
Cash and cash equivalents at the beginning of the period	246,163	
Cash and cash equivalents at the end of the period	**2,399,421**	**173,543**

The IRES and IRAP taxes paid altogether by the Lottomatica Group as of June 30, 2006 (balance 2005 and first payment of 2005) amount to €/000 63,987. We point out that €/000 540 have been received from the Parent Company De Agostini as a financial beneficiary deriving from the participation to the National Fiscal Consolidation (Consolidato Fiscale Nazionale).

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY AS OF JUNE 30, 2006

(thousands of euros)	ATTRIBUIBILE TO THE PARENT COMPANY'S SHAREHOLDERS							Minority Interests			
	Share Capital	Legal reserve	Share premium reserve	Share swap reserve	Other reserves	Net profits (losses) for the period	Total	Capital and reserves	Net profits (losses) for the period	Total	Total Shareholders' Equity
Balances as of January 1, 2006	**89,009**		**261,844**	**22,737**	**18,713**	**112,391**	**504,694**	**5,720**	**1,841**	**7,561**	**512,255**
Dividend Distribution			-74,182	-2,599		-42,635	-119,416				-119,416
Results carried forward		18,372			51,384	-69,756	-	1,841	-1,841	-	-
Capital increase from Stock options	3,205		42,716				45,921			-	45,921
Capital increase from public offering	57,424		1,402,569				1,459,993			-	1,459,993
Profit (loss)						26,598	26,598		5,310	5,310	31,908
Capital Increase net charges			-16,126				-16,126				-16,126
Other changes					5,108		5,108	1,333		1,333	-6,441
Balances as of June 30, 2006	**149,638**	**18,372**	**1,616,821**	**20,138**	**75,205**	**26,598**	**1,906,772**	**8,894**	**5,310**	**14,204**	**1,920,976**

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY AS OF JUNE 30, 2005

(thousands of euro)	ATTRIBUIBILE TO THE PARENT COMPANY'S SHAREHOLDERS							Minority Interests			
	Share Capital	Legal reserve	Share premium reserve	Share swap reserve	Other reserves	Net profits (losses) for the period	Total	Capital and reserves	Net profits (losses) for the period	Total	Total Shareholders' Equity
Balance as of January 1, 2005 (ex New Games)	**120**					**-46**	**74**				**74**
Results carried forward					-46	46	0				0
Underwriting	48,900		825,875				874,775				874,775
Merger effect	39,989		-564,031	22,737			-501,535	4,986		4,986	-496,319
Profit (loss)						83,332	83,332		1,099	1,099	84,431
Other changes					14,369		14,369				14,369
Balances as of June 30, 2005	**89,009**		**261,844**	**22,737**	**14,323**	**83,332**	**471,245**	**4,986**	**1,099**	**6,085**	**477,330**

Explanatory Notes

LOTTOMATICA GROUP

Foreword

For the current situation presented in this Quarterly Report, the comparative data of June 30, 2005 does not represent that of the Lottomatica Group published in the June 2005 report. This is due to the fact that the current data takes into account the merger of FinEuroGames spa and Lottomatica S.p.A into NewGames S.p.A which starting from December 20, 2005 took on the new name of Lottomatica S.p.A..

General information

Lottomatica is a government's concessionaire to manage Lotto and other public games, as well as the Parent Company of a Group active in the market of games, automated services for citizens and businesses and ticketing services. Furthermore it is composed of an elevated Know-How structured for the elaboration of:

- products and systems for games;
- hardware and software terminals and systems to process games and sports/horse racing betting;
- services to assist in the operations management and Help Desk for the Italian National Horse Racing Pari-Mutuel System.

Lottomatica is headquartered in Rome, Italy at Viale del Campo Boario.

Lottomatica S.p.A. parent company is De Agostini S.p.A.

The Board of Directors has authorized the publication of the Quarterly Consolidated Report of the Lottomatica Group closing on June 30, 2006 on September 11, 2006.

FINANCING FOR THE GTECH ACQUISITION

Capital Increase

In order to make the necessary resources available to carry out the GTECH acquisition, the Lottomatica S.p.A. Board of Directors resolved on an increase of Share Capital of a maximum nominal amount of € 57,423,570.00 by way of issue of a maximum number of ordinary shares equal to 57,423,570 with a par value of 1 Euro each *con godimento* as of January 1, 2006 with the same features of the shares currently issued. The new ordinary shares were offered to shareholders at a price of € 25.452 for every new share, of which € 24.452 as a premium, for an aggregate value of € 1,460 million.
The average price of the stock as of June 30, 2006 (corrected for the capital increase with an adjustment equal to 0.9029) is 30.50 Euro. Over 80 million shares have been traded in this period with a daily exchange average of about 660,000.

Following the capital increase, Lottomatica's stock exchange capitalization passed the 4.4 million Euro mark on June 30, 2006.

Subordinated Interest-Deferrable Capital Securities

Lottomatica S.p.A. offered €/000 750,000 of Subordinated Interest-Deferrable Capital Securities due 2066 (the "Securities") whose proceeds are part of the financing for the

GTECH Holding Corp. acquisition. The so-called "Hybrid" title is characterized by its subordinate profile (equal to the quoted Capital Share), its duration (60 years), its possibility to the issuer to defer the interest payments according to various conditions and its ability to reimburse the total sum lent out. Interest on the Securities will accrue from (and including) May 17, 2006 and up to (but excluding) March 31, 2016 at a fixed rate of 8.25% per annum, and will be payable annually in arrear on March 31 each year beginning in 2007. The Capital Securities will then assume a floating interest starting from March 31, 2016 until 2066 at a floating rate of interest equal to six-month EURIBOR plus a margin of 5.05% per annum (March and September are the postdated payment dates). Interest will accrue at a higher rate in the event that a "Change of Control Event" occurs according to "Terms and Conditions of the Securities." In such a case, the Issuer has the option to redeem all but not some of the Securities at the Make-Whole Price together with any accrued and unpaid interest.

The Issuer has covenanted that for so long as any Securities remain outstanding, on the occurrence that a change in control takes place, the Issuer will launch a tender offer for its outstanding €360 million Senior Notes due 2008 at 100% of their aggregate principal amount (see Net Debt Position). There exists nevertheless a case in which it is obligatory; if the ratio between Free Cash Flow before Debt Service and the Interest Expenses is less or equal to 1.35 (Coverage Ratio), then the deferment of interest payments becomes compulsory according to the "Terms and Conditions". In a similar way, while it is possible for the issuer to decide an anticipated reimbursement there is a single case in which such reimbursement is mandatory: if the GTECH acquisition is not consummated prior to October 10, 2006 or the Merger Agreement in respect thereof is earlier terminated, the Securities are subject to a mandatory redemption at 101% (€/000 757,500) of the aggregate principal amount together with accrued and unpaid interest. The Securities have received a rating equal to a BB and Ba3 respectively from Standard & Poor's Rating Service and Moody's Investors Service Limited. From the loan placement point of view, it is the first of its kind effectuated in Europe by a corporation and it has been a real success—the investors have in fact been ready to cover an amount four times that offered.

CONSOLIDATION AREA

The consolidation area of the Lottomatica Group as of June 30, 2006 regard the following Companies:

- *LIS Lottomatica Italia Servizi S.p.A.* controlled by Lottomatica S.p.A. with a participation quota of 92.5% (92.5% on 12/31/2005), provides services for citizens, businesses, and sporting ticketing services;
- *Lottomatica Sistemi S.p.A.* controlled 100% (100% on 12/31/2005) by Lottomatica; it manages the *Centro di Elaborazione Multizona* (Multi-Area Data Processing Centre) in Naples. Furthermore, the company provides technical and commercial assistance through its help desk service;
- *Cirmatica Gaming S.A.* 100% controlled by Lottomatica S.p.A., its purpose is the management and administration of financial and equity investments;
- *PCC Giochi e Servizi S.p.A.* 100 % controlled by Lottomatica Sistemi S.p.A. (100% on 12/31/2005), it produces and supplies specialized paper supports (betting forms, print-outs, travel tickets, betting and gaming slips);
- *Consorzio Lottomatica Giochi Sportivi*, created on June 3, 2003, where Lottomatica S.p.A. holds directly 85% and indirectly 5% (through the controlled Totobit Informatica Software e Sistemi S.p.A.). The Consortium operated is activities and public functions regarding sports pools as well as any other games related to sporting events;
- *Consorzio Lotterie Nazionali* – established on December 10, 2003 by Lottomatica S.p.A., Scientific Games International Inc., Arianna 2001 S.p.A., Olivetti Tecnost S.p.A.

and Servizi Base 2001 S.p.A.--manages traditional and instantaneous National Lotteries.

Shares in the endowment fund are divided as follows:

Lottomatica 63%, Scientific Games 20%, Arianna 2001 15%, Olivetti Tecnost 1% and Servizi Base 2001 1%;

- *RTI Videolot S.p.A.,* 100% owned by Lottomatica S.p.A., concessionary company for the operative management of gaming data transmission;
- *Videolot Gestione S.p.A.* 100% owned by Lottomatica S.p.A., established to manage, acquire, distribute and operate gaming machines (amusement and entertainment machines;
- *Totobit Informatica Software e Sistemi S.p.A.,* bought in December 2003 and 100% controlled by Lottomatica Italia Servizi S.p.A., it manages a network of mini-terminals installed at outlets (such as bars/bet collection points, service stations, newsstands, and others) aimed at providing remote services "for the citizen."
- *Sed Multitel S.p.A.* 60% owned by Totobit Informatica Software e Sistemi S.p.A., and 20% owned by Lottomatica S.p.A., was established on November 28, 2002, for the purpose of providing a specialized organization capable of ensuring the necessary technological support, by coordinating and managing its own processing centers and through outsourcing, for the typical transaction activities of the remote services offered;
- *TTS S.r.l.* 100% by Totobit Informatica Software e Sistemi S.p.A., it develops and distributes the software product to process and develop gaming systems at bet collection points. It provides clients with thorough technical/systems service, both by phone (through an in-house call centre) and on site. It also gathers subscription contracts throughout the territory for the services provided by the parent company;
- *LIS Finanziaria S.p.A.* 100% controlled by Totobit Informatica Software e Sistemi S.p.A., specifically established and registered with the Financial Brokers Register (pursuant to Article 106 of the *T.U.L.B.* (*Testo Unico delle Leggi in materia Bancaria e Creditizia,* Consolidation Act on Banking and Credit Laws)), is responsible for managing the Lottomatica Group financial services. The utilities bill payment service was the first service to be developed, becoming fully operational from the end of September 2003;
- *Carta LIS S.p.A.,* established on September 12, 2005 and 85% controlled by Lottomatica Italia Servizi S.p.A, it issues electronic money through immediate conversion of funds received;
- *Nova Prima srl, Invest Games e Gold Acquisition Corporation* 100% owned by Lottomatica S.p.A, their entry is connected with the announced acquisition of G-Tech group;
- the companies *Lottolatino do Brasil* e *Lottomatica Argentina,* non-operative companies that are in the process of liquidation.

BALANCE SHEET PRESENTATION

The Balance Sheet prospectus are edited in the following manner:

- the current and non-current assets and current and non-current liabilities are put forth in the Shareholders' Equity;
- the cost analysis of the Income Statement has been carried out according to their nature;
- the Cash Flow is used in an indirect manner.

Amounts are expressed in thousands of euros unless otherwise indicated.

The Balance Sheet of June 30, 2006 has been edited under assumption of a continued corporate activity.

ACCOUNTING STANDARDS AND POLICIES

Compliance with IFRSs

The consolidated Financial Statements of Lottomatica Group have been prepared in compliance with International Financial Reporting Standards (IFRSs) adopted by the European Union, and comply with IAS 34.

Consolidation principles

The Consolidated Financial Statements include the accounts of Lottomatica S.p.A. and its subsidiaries, having taken into account the jointly-controlled companies (joint ventures), businesses of insignificant size, companies in liquidation and those carrying out unrelated business activities.
All the inter-group balances and transactions, including any unrealized profits or losses deriving from relations between Group companies recognized under the assets, have been completely eliminated.
Subsidiaries are consolidated on a line-by-line basis starting from the date of acquisition, that is to say from the date on which the Group acquires control over them, and cease to be consolidated on the date on which control over them goes outside the Group.

Equity investments are consolidated on a line-by-line basis.

The main criteria adopted are set out below:
- the book value of consolidated equity investments is eliminated against the related Shareholders' Equity and their total assets, liabilities, costs and revenues are combined on a line-by-line basis, regardless of the size of the equity investment held; the minority interests in Shareholders' Equity and in the results for the financial year are classified separately;
- the difference between the book value of an equity investment at the time of acquisition and the group's interest in its Shareholders' Equity at that time:
- if positive, is entered under "Goodwill". This item is subject to annual impairment test;
- if negative, is entered directly in the Income Statement;
- inter-company balances and transactions between consolidated companies are eliminated, as are internal or inter-group profits and losses, and the related deferred tax effect is recorded;
- inter-group dividends are eliminated.

The financial statements of the companies within the scope of consolidation are prepared in accordance with IFRSs at the same closing date of Lottomatica S.p.A..

Currency translation

The functional and reporting currency adopted by the Group is the Euro.
On the closing date, the Accounts of those foreign companies expressed in a functional currency other than the Euro were translated into the reporting currency according to the following procedures:
- assets and liabilities were translated at the exchange rate in force at the period-end exchange rate;
- the Income Statement items were translated at the average exchange rate for the financial year;
- Shareholders' Equity items were translated at historical exchange rates, maintaining any stratification of reserves.

The exchange rate differences deriving from the above translation are recognized directly in the Shareholders' Equity and entered separately under "Translation reserve (difference)".

Property, plant and equipment
Property, plant and equipment are recorded at purchase cost, including additional charges directly expensed, and adjusted by the depreciation accumulated over the financial years (adjusted cost method). If the asset is made up of more significant components with different useful lives, depreciation is made for each component. The depreciation entered in the Income Statement is calculated systematically and constantly on the basis of the rates believed to be representative of the estimated useful life for each single asset category. The depreciation figures for assets have been calculated on a *pro rata temporis* basis with reference to the date on which these assets entered into service.
The values of property, plant and equipment do not include the costs of ordinary maintenance required to keep them working efficiently, to ensure their expected useful life, their capacity and original productivity, nor that required to repair break-downs or breakages. These costs have indeed been entered in the Income Statement in the period in which they were carried out.
Costs incurred for improvements to assets not belonging to Lottomatica which can be clearly identified, have been entered as an increase in the item, included in property, plant and equipment, of the same nature of the asset to which they refer. The depreciation period corresponds to the lower of the tangible asset's residual useful life and the residual duration of the lease.
The accounting value of property, plant and equipment is subject to impairment test in order to identify any losses in value when an event or change in situation indicate that the book value is unrecoverable. Where an indication of this type is found to exist and the book value is greater than the presumed realizable value, the assets are written down to reflect such value.
Fixed assets under construction and advances include purchase costs and advances to suppliers for the acquisition of property, plant and equipment still unused; they also include assets still unused held by third parties on consignment. The depreciation of these costs will be carried out at the time of their effective use.
The table below shows the depreciation rates applied to each asset category.

Property, plant and equipment	Depreciation Criteria
1) Buildings	lease term
2) Plant and machinery	15%-20%
3) Industrial and business equipment	25%
4) Other assets	12%

The book value of property, plant and equipment is reduced by public capital grants, according to IAS 20. In particular, the contribution, recognized in the financial year in which it becomes due and payable, is deducted from the book value of the asset to which it refers, with effect on the Income Statement, through the reduction of the depreciation cost during the useful life of the asset subject to depreciation.

Leasing
The assets acquired through finance lease agreements whereby all the risks and benefits attached to ownership are substantially transferred to the Group are recognized as assets at their present value or, if lower, at the present value of the minimum lease payments, including the sum payable for exercise of the purchase option. These assets are classified in their respective categories under property, plant and equipment and depreciated for a period corresponding to the lesser of the lease term and the useful life of the asset itself.

The liability corresponding to the finance lease agreement is entered under financial liabilities.

Rather than leasing charges, the relevant amortization rates for fixed assets and interest expense relating to the financial component of the charge are recognized in the Income Statement.

Intangible assets

As required by IAS 38, the intangible assets owned by the Company satisfy the characteristics of being clearly identified, the ability to generate future economic benefits and the exercise of control over them by the business. Intangible assets are entered at their purchase cost, increased by additional charges and the direct costs, if any, necessary to prepare the asset for operations.

Assets acquired through business combination transactions are entered at their fair value at the date of acquisition.

Assets generated internally have not been recognized as intangible assets, the company has not incurred development costs.

Following their initial recognition, intangible assets are entered at cost net of accumulated total amortization, calculated on a straight-line basis in relation to the asset's estimated useful life, and impairments of value (adjusted cost method). If however, an intangible asset is characterized by an indefinite useful life, it is not amortized, rather being subject to periodic *fairness analyses in order to identify any impairments of value.*

Amortization begins when the asset is available for use, that is, when it is in the position and condition necessary in order to operate in the manner intended by the business management.

The book value of intangible assets is subject to tests designed to identify any impairments of value when events or changes in situation indicate that the book value is unrecoverable. Where an indication of this type is found to exist and the value is greater than the presumed realizable value, the assets are written down to reflect such value.

Specifically:

- "patents and intellectual property rights" mainly include costs incurred for application software acquired by way of property, costs for application software acquired under license for use for an indefinite time, and costs for protected application software internally generated;
- "concessions, licenses, trademarks and similar rights" mainly include costs incurred for software acquired under license for use for a definite time, for which a one-off consideration is envisaged, initially paid for the whole license period;
- fixed assets under development relate to purchases that had not entered into service or been tested as of the reporting date.

The table shows the amortization criteria applied to each category of assets with a definite useful life.

Intangible assets	Amortization criteria
1) Patent rights	3 years
2) Concessions, licenses and trademarks	3 years
3) Other intangible assets	2 years - 5 years

Goodwill
Goodwill acquired following a business purchase/combination transaction is initially valued at cost to the extent that it represents the figure by which the purchase cost exceeds the share attributable to the purchaser of the net fair value referred to the identifiable value of current and potential assets and liabilities. After this initial entry, goodwill is valued at cost decreased by any accumulated loss of value. Since goodwill is an intangible asset with indefinite useful life it is not subject to amortization but is subject to annual impairment tests, with consequential recognition in the Income Statement of any excess identified. The impairment test is carried out by comparing book value and the greater of net sale price and value in use of the asset. Fair value is determined based on the best possible available information to reflect the amount the entity could obtain on the reporting date from disposal of an asset in an arm's length transaction between knowledgeable and willing parties less costs of disposal.

Financial assets
Financial assets are initially recognized at cost, increased by additional purchase charges, representing the fair value of the consideration paid. Subsequent to this initial entry, financial assets are valued in relation to their functional use based on the following.

Financial assets held for trading
These are financial assets purchased for the purpose of obtaining a profit from the short-term price fluctuations. After the initial recognition, these assets are valued at their fair value, with any related profit or loss being recognized in the Income Statement.

Investments held to maturity
These are non-derivative financial assets that earn fixed and determinable payments and with fixed maturities that the business has the intention and ability to maintain until such maturity. After the initial recognition, these assets are valued at their amortized cost, using the effective interest rate criterion. The amortized cost is calculated by taking into account any discounts or premiums to be spread out over the full period of time up to the maturity.

Financial assets entered at cost
If there is objective evidence of the loss in value of an unlisted capital instrument that is not entered at fair value because it cannot be reliably measured, or a derivative instrument that is linked to this equity instrument and must be settled by delivering such instrument, the amount of the impairment loss is equal to the difference between the asset's book value and the present value of the expected future cash flows, discounted back at the current market rate on a similar financial asset.

Loan assets
These are treated for accounting purposes according to the rules applying to "Investments held to maturity".

Financial assets available for sale
This item includes financial assets not falling within the previous categories. After the initial recognition, these assets are valued at their fair value with profits or losses being entered in a specific equity item until such time as they are sold or it is ascertained that they have suffered a loss of value. In this case, the profits or losses accumulated up to this point are taken to the Income Statement.

Derivative financial instruments
All derivative financial instruments are valued at their fair value, as required by IAS 39. If the value for mark-to-market adjustment is negative, it is recorded in the Income Statement.

Inventories
Inventories are recorded at the lower of purchase or production cost, including additional charges, and their estimated realizable value determined with reference to market trends. Cost is determined on a "weighted-average cost" basis for paper, using FIFO method for mobile phone credit recharges and according to the specific cost for tickets.

Receivables and payables
Receivables are initially entered at their fair value, subsequently valued at their amortized cost and then written down in the event of loss of value.
Payables are valued at their amortized cost.

Cash and cash equivalents
Cash and cash equivalents are entered at their face value.

Long-term loans
Loans are initially recognized at cost corresponding to the fair value of the consideration received, net of additional acquisition charges for the loan. After the initial recognition, loans are valued at their amortized cost using the effective interest rate method.

Provisions for risks and charges
These provisions are entered to cover certain or probable liabilities of a determined nature, whose timing or amount was uncertain at the reporting date. These are recognized when a current obligation (legal or constructive) exists as a result of past events whose fulfillment will probably entail the use of resources and the amount of which can be reliably estimated.
Provisions are valued at the fair value of each liability. The amount entered as being allocated are reviewed at each reporting date and adjusted to represent the best current estimate.

Employee benefits
Benefits paid to employees following the termination of their employment relationship (post-employment benefits of the "defined benefits" type) and other long-term benefits are subject to actuarial valuations. The liability entered in the accounts represents the current value of the Group's obligation, net of any assets serving the plans.
Take note that the Group has decided not to use the so-called "corridor approach" and to recognize the profits and losses deriving from the changes to actuarial hypothesis directly in the Income Statement.
On the other hand, the relevant IFRS/IAS suggests that in the long term the profits (or losses) of an actuarial nature can be set off against each other and, on this basis, permit the deferral over time of the recognition of actuarial profits or losses in the Income Statement. Any portion of actuarial profits or losses not entered in the accounts, if they exceed 10% of the present value of the program obligations and 10% of the fair value of any asset serving the program (the so-called corridor approach) must be recognized immediately in the Income Statement in each financial year.
Complementary staff severance indemnities are entered as liabilities and cost when the business is involved in the termination of the employment relationship with an employee or group of employees prior to normal pension age or where a commitment has been made to make payment of severance pay following a proposal designed as an incentive for voluntary redundancy.

Assets held for sale and liabilities associated with assets held for sale
Non-current assets (or group of assets and liabilities) are classified as held for sale if available for immediate sale in their current state, except for the existence of contractual

conditions normally required for this type of assets and sale is considered to be highly probable.
These assets are valued:
- at the lower of their book value and their fair value, net of sales costs, recognizing any impairments of value in the Income Statement, if not falling within a business combination transaction; otherwise
- at their fair value, net of sales costs (without the possibility of recording write-downs on the occasion of their initial recognition) if falling within a business combination transaction.

In any case, the amortization process is interrupted on the classification of the asset as held for sale.
Assets and liabilities directly correlated to a group of assets forming the subject matter of a sale must be classified separately in the Balance Sheet, as also the relevant accumulated profit or loss attributable directly to Shareholders' Equity. The net result from discontinued operations is entered under a separate item in the Income Statement.

Stock option plans
The Lottomatica Group's stock option plan provides for it to be equity-settled, with fair value being determined on the grant date, and requires, as provided by IFRS 2, the cost to be entered under "costs for personnel", with a corresponding increase in Shareholders' Equity ("Reserves for stock option plans" included in "Other Reserves") on the basis of the period of accrual of the options.
After the date of allocation, a variation in the number of options entails adjustment of the overall cost of the plan, to be recognized in accordance with the method described above. At the end of each financial period, the fair value of each option that has previously been determined is neither reviewed nor updated, but permanently retains the value at which it has been reported in Shareholders' Equity; on that date, on the other hand, the estimate is updated of the number of options that are to mature until expiry (and therefore of the number of employees that shall be entitled to exercise the options). The change in the estimate is recognized as a reduction under "Stock option reserve" against an Income Statement item under personnel costs.

At the maturity of the option, the amount entered under "Stock option reserve" is reclassified as follows: the portion of Shareholders' Equity attributable to the options exercised is reclassified to "Share premium reserve", while the portion related to the unexercised options is reclassified to Retained Earnings.

Revenues
Revenues are valued at the present value of the consideration received or due.

<u>Sale of goods</u>
Revenues are recognized when the Group has transferred the significant risks and benefits of ownership of the goods and ceases to exercise the normal level of activity associated with possession and actual control over the goods sold. Revenues associated with sales of the telephone mobile phone credit recharges is entered net of their purchase costs.

<u>Provision of services</u>
Revenues are recognized with reference to the stage of completion of the operation at the reporting date. When the results of the provision of services cannot be reliably estimated, revenues are recognized solely to the extent to which the costs recorded are recoverable in the future.

The stage of completion is assessed by reference to an evaluation of the work carried out or through the proportion that costs actually incurred bear to total estimated costs.

The amount to be received is discounted back in cases where customers are given time to pay without incurring interest. The difference between current value and amount received represents financial income recorded in the accounts on an accruals basis.

Revenues and costs are recognized net of VAT, except when:

- this tax applied to the purchase of goods or services is not deductible, then it is recognized as a part of the asset's purchase cost or a part of the cost item recognized in the Income Statement;
- it refers to trade receivables and payables as shown, including the tax value.

Interest

These are recognized on an accruals basis, using the effective interest rate method.

Dividends

These are recognized when the shareholder's right to payment arises.

Costs for purchases of goods and provision of services

These are recognized in the Income Statement on an accruals basis, representing decreases in economic benefit and taking the form of out-going cash flows, reduction in value of assets or incurring of liabilities.

Financial charges

Financial charges are all recognized as a cost in the financial year when they are incurred.

Income taxes (current, deferred tax assets and liabilities)

Current taxes are calculated on the basis of a realistic forecast of the tax charges to be paid in application of the tax regulations in force in the individual countries.

The Group has recognized both deferred tax assets and liabilities on the temporary differences between the value of assets and liabilities entered in the accounts and the related tax value, as well as the differences in value of assets and liabilities generated by the consolidation adjustments.

Deferred tax assets are recognized to the extent that it is probable that taxable income will be available against which the deductible temporary differences can be utilized. A deferred tax asset is also recognized in the presence of tax losses and tax credits carried forward to the extent that it is probable that a future taxable income of sufficient size will be available.

The value of deferred tax assets is reviewed at each period-end and is reduced to the extent that it is no more likely that sufficient future profits shall be available for the use, in whole or in part, of such asset.

Deferred tax assets and liabilities are classified under non-current assets and liabilities in the Balance Sheet.

Deferred tax assets and liabilities are defined based on the tax rate expected to be applied over the year when these assets are realized or these liabilities are discharged, taking into account the current rates or those substantially issued at the reporting date.

Uncertainty in estimates

The following are the key assumptions regarding future and other important sources of uncertainty in the estimates on the closing date of the Financial Statements that could give rise to substantial adjustments to the book values of assets and liabilities within the next financial year.

Goodwill impairment

Goodwill is subject to annual impairment test to check for any losses in value; this test requires an estimate of the value in use of the sector to which goodwill is attributed, in turn based on an estimate of the expected financial cash flows from the sector and their discounting-back at an appropriate rate. As of June 30, 2006, the book value of goodwill is €/000 663,613 and it doesn't demonstrate any variation in respect to December 31, 2005.

2. Notes to the Consolidated Balance Sheet

Non-Current Assets

Property, plant and equipment (1)

These amount to €/000 148,486 (€/000 158,248 on 31/12./2005). Below is the breakdown with historical cost and depreciation fund indicated separately:

Property, Plant and Equipment (thousands of euros)	12/31/2005	Changes of the Period						06/30/2006
		Increase	Depreciation	Write-downs	Decreases	Other Changes	Reclassification	
Land	456							456
Buildings	24,260	712						24,972
Plant and machinery	443,263	8,929		172,953	4,825		37,124	311,538
Industrial and business equipment	327	0						327
Other assets	5,889	343			87			6,145
Fixed assets under construction	35,240	10,688		222	12	-92	-36,816	8,786
Historical Cost	**509,435**	**20,672**	**-**	**173,175**	**4,924**	**-92**	**308**	**352,224**
Land								
Buildings	6,971		1,111					8,082
Plant and machinery	340,677		18,857	165,070	2,857		308	191,915
Industrial and business equipment	321		1	-	-			322
Other assets	3,219		278	-	78			3,419
Depreciation Fund	**351,188**	**-**	**20,247**	**165,070**	**2,935**	**-**	**308**	**203,738**
Land	456				-			456
Buildings	17,289	712	1,111		-		-	16,890
Plant and machinery	102,586	8,929	18,857	7,883	1,968		36,816	119,623
Industrial and business equipment	6	0	1		-			5
Other assets	2,670	343	278		9			2,726
Fixed assets under construction	35,240	10,688	-	222	12	-92	-36,816	8,786
Net value	**158,247**	**20,672**	**20,247**	**8,105**	**1,989**	**-92**	**-**	**148,486**

Increases over the semester equal to €/000 20,672 mainly concern the following items:

- *Buildings*: €/000 712 mainly refer to costs incurred by the Parent Company for the new headquarters; the duration of the contract is 6 (six) years with the possibility for renewal prior to the expiration.
- *Plant and machinery*: €/000 8,929 are attributable to the implementation of technological equipment for the network; the most significant amounts relate to Lottomatica S.p.A.

(€/000 5,915). Other significant investments were made by LIS (€/000 714), the companies operating in the Video lotteries sector (RTI Videolot e Videolot Gestione) (€/000 779) and by Totobit (€/000 1,249);

- *Fixed assets under construction:* €/000 10,688 relate to terminals and printers that have not yet been installed at bet collection points. Specifically, these relate to Lottomatica S.p.A. within the plan to replace terminals started in 2005 which led to the complete renewal of the existing terminals. Since these assets have not yet entered into service, they have been classified as "*Fixed assets under construction*" held by third parties on consignment.

In relation to "Plant and machinery" the value is depicted as a net contribution in the capital account which as of June 30, 2006 was equal to €/000 614.

Write-downs of "Plant and machinery" have been carried out, as required by IAS 36, adjusting the book value of assets (Lotto terminals) with respect to the value in use. Specifically, write-downs are mainly related to the Parent Company's plan to replace the existing terminals as mentioned above (for a net value of €/000 8,105 made up of assets showing a historical cost of €/000 173,175 and a depreciation fund of €/000 165,070) and are based on the residual book value of the old-generation terminals already replaced as of 06/30/2006, whose value in use is, therefore, nil.
In particular, write-downs impacted the "Amortization, depreciation and write-downs" item in the Income Statement for €/000 6,262 while €/000 1,843 was used in a risk fund carried out in the previous period. The write-downs have cut into the Games sector, since the assets written down entirely relate to this business segment.

The decrease under "*Plant and machinery*" mainly refer to Videolot Gestione and the substitution of gaming equipment (for a net value of €/000 1,894 composed of goods with a historical cost equal to €/000 4,517 and an amortization fund equal to €/000 2,623); this operation resulted in a capital loss of €/000 1,630 under *Other operative costs* in the Income Statement.

The book value of the assets held under finance leases and lease contracts was €/000 2,674 as of June 30, 2006 (compared to €/000 2,938 on 12/31/2005). The balance under this item mostly refers to buildings (€/000 1,356) and plant and machinery (€/000 1,318) held by Totobit and PCC. The decrease recorded over the financial year is mainly attributable to the depreciation for the period.

The amortization of Property, plant and machinery equal to €/000 20,247 are present in the "Amortization and Depreciation" of the Income Statement.

There are no contractual commitments existing for purchases of fixed assets and no assets have been pledged as guarantees.

Goodwill (2)
This amounts to €/000 663,613 (€/000 663,613 on 12/31/2005)
The most significant items making up the balance are the following:

- Goodwill of €/000 404,016 from merger by incorporation of Lottomatica into Tyche in 2002;
- Goodwill on the contribution of PCC Giochi e Servizi €/000 6,853;
- Goodwill connected to the acquisition of the Games division of EIS S.p.A. and the Twin branch of business (pari-mutuel system) €/000 2,115;
- Goodwill from consolidation of Totobit Informatica entered for €/000 31,899;

- Goodwill of €/000 216,765 from the merger transaction between NewGames, FinEuroGames and Lottomatica completed on December 20, 2005.

Goodwill has been allocated on the basis of IAS 36 to the Games Segment (made up of Lotto, Scratch & Win Lottery and Video Lotteries businesses) and Services Segment according to the following scheme:

- *Games €/000 443,515*
- *Services €/000 220,098*

Goodwill was subject to impairment test on December 31, 2005 and has not been repeated due to the lack of new events. The hypothesis assumed for the elaboration of the Financial Statement of 12/31/2005 has hence been confirmed. Value in use was adopted as recoverable value inasmuch as it was reasonably considered to be higher than the net fair value of the cost of disposal.

Value in use was determined using the Discounted Cash Flow method, discounting the operating flows resulting from economic and financial projections for the period of the licenses granted by *AAMS* or up to a maximum of 7 years, which were based on assumptions contained in the management plan considering projections of final operating results on the day of valuation, extrapolating the period of time in excess of a three-year period in accordance with growth rates that are conservative and lower than historic trends.
The value in use estimate was calculated by using the Discounted Cash Flow method that envisages the discounting of future estimated cash flows by applying an appropriate discount rate (WACC).
This impairment test showed that the discounted cash flows are higher than goodwill book value, so that it was not necessary to make any reduction in value: no impairment loss was therefore recognized.

The discount rate (WACC) used by the Company was determined to be equal to approximately 8% (average).

Intangible Assets (3)
These total €/000 8,878 (€/000 10,774 on 12/31/2005) and essentially include:

- "Patents" equal to €/000 6,891 (€/000 8,859 on 12/31/2005) mostly refer to costs incurred by the Parent Company (€/000 4,185) to develop the software required to operate the Lotto and Totocalcio businesses; to Consorzio Lotterie Nazionali (€/000 603) to develop the software required to operate the Scratch & Win Lottery and to develop the software for Lottomatica Italia Servizi as to the stamp duties business (€/000 975).
  Acquisitions over the period (€/000 1,202) mostly refer to expenditure by the Parent Company and subsidiaries for the development of applications software;
- "*Concessions, licenses, trademarks and similar rights*", equal to €/000 1,358 (€/000 1,452 as of 12/31/2005), refer to licenses for use and are essentially attributable to Consorzio Lotterie Nazionali, to Lottomatica S.p.A and Totobit.

Below are shown the changes over the period:

Intangible Assets (thousands of euros)	12/31/2005	Differences in the period		06/30/2006
		Increases	Amortization	
Development costs	-			
Patents	46,735	1,202		47,937
Concessions, Licenses	8,595	469		9,064
Fixed assets under development and advances	377	209		586
Other	190			190
Historical Cost	**55,897**	**1,880**	**-**	**57,777**
Development costs	-	-	-	-
Patents	37,876		3,169	41,045
Concessions, Licenses	7,143		563	7,706
Fixed assets under development and advances	-			-
Other	104		43	147
Amortization Fund	**45,123**	**-**	**3,775**	**48,898**
Development costs	-	-	-	-
Patents	8,859	1,202	-3,169	6,891
Concessions, Licenses	1,452	469	-563	1,358
Fixed assets under development and advances	377	209		586
Other	86		-43	43
Net Value	**10,774**	**1,880**	**-3,775**	**8,878**

The amortization of the intangible assets equal to €/000 3,775 are depicted under "Amortization and depreciation" in the Income Statement.

Securities and equity investments (5)

The amounts entered equal to €/000 384 (€/000 452 on 12/31/2005) refer almost exclusively to minority interests held by Lottomatica Group in the companies Imprenditori Associati (€/000 104) and Easy Nolo (€/000 280). These equity investments are valued at cost, since their fair value cannot be measured reliably. The change compared to 12/31/2005 refers to the entrance of the affiliate INVEST Games S.A for €/000 31 in the scope of consolidation.

Other (non-current) assets (6)

These amount to €/000 536 (€/000 570 on 12/31/2005), and relate to guarantees for tenders, leases and utilities executed by Lottomatica Group's companies .

Deferred tax assets (7)

Deferred tax assets amount to €/000 63,893 (€/000 55,009 on 12/31/2005).

The most significant amounts refer to entries made during previous financial years for prepaid taxes of Lottomatica S.p.A., the main items of which are linked to:

- fiscal amortization of the deficit from the merger of Lottomatica S.p.A. into Tyche calculated in 2001 as a result of misalignment of the tax accounts and statutory Financial Statements;
- write-down of the equity investments held in Lottomatica Sistemi S.p.A. and Twin (now liquidated);
- fiscal amortization of Sogei, Tyche, EIS and Twin goodwill;

The amount relating to Lottomatica Sistemi derives from recognition in previous financial years of the deferred tax effects of the goodwill write-down affected on 12/31/2003.
The consistent differences in comparison to 12/31/2005 equal to €/000 8,884 refer almost entirely to:

- Lottomatica S.p.A. €/000 8,303 for the inherent fiscal costs related to the increase in capital and which have been found direct offset in the shareholders' equity.

CURRENT ASSETS

Inventories (8)

These amount to €/000 15,163 (€/000 14,436 on12/31/2005) and refer, in the case of the most significant amounts, to the inventory of the Parent Company related to the receipt vouchers and betting forms, the inventories of Totobit, relating to the activation codes for Vodafone and Telecom recharges purchased over the period, which will be resold in the ordinary course of business, as well as the Consorzio Lotterie Nazionali inventories related to the traditional lotteries. The following tables distinguish the current inventories related to their nature as well as subdivided by company.

Inventory *(thousands of euros)*	**06/30/2006**	**12/31/2005**	**difference**
Raw materials, secondary materials and consumables	1,059	1,272	-213
Works in progress and semi-finished goods	200	86	114
Finished products and goods for resale	13,904	13,078	826
Total	**15,163**	**14,436**	**727**

Inventory *(thousands of euros)*	**06/30/2006**	**12/31/2005**
Lottomatica S.p.A.	5,500	5,176
Totobit Group	4,780	3,759
Consorzio Lotterie Nazionali	3,378	4,085
PCC GS S.p.A.	1,295	1,150
Lottomatica Italia Servizi S.p.A.	210	266
Total	**15,163**	**14,436**

Trade receivables and other receivables (9)

The Trade receivables amount to €/000 111,109 (€/000 116,263 as of 12/31/2005) and is mostly made up of the Client receivables which equal to €/000 96,921 (€/000 109,554 on 12/31/2005) and put in after taxes a devaluation fund of €/000 10,222 (€/000 10,418 on 12/31/2005).
Trade receivables are non-interest bearing and generally expire at 30-90 days.
Below is the breakdown by company and by maturity:

Company (€/000)	06/30/2006			
	Within 12 months	Beyond12 months	Provisions for bad debts	De Agostini
Lottomatica S.p.A.	15,571	-	-7,022	11,973
Lottomatica Italia Servizi S.p.A.	24,030	-	-365	1,927
PCC GS S.p.A.	757	-	-29	-
Consorzio Giochi Sportivi	316	-	-	-
Consorzio Lotterie Nazionali	10,981	-	-	-
RTI Videolot S.p.A.	21,971	-	-1,000	-
Videolot S.p.A.	322	-	-	-
Totobit Group	26,815	6,668	-1,806	-
Total	**100,763**	**6,668**	**-10,222**	**13,900**
TOTAL				**111,109**

The amount *credits towards subsidiaries* (€/000 13,900) furthermore make a reference to the credits for the IRES account towards the Parent Company De Agostini in relation to the fiscal consolidation.
The calculation of the provision tends to take into consideration the possible risks of losses in receivables owing to irrecoverableness ascertained on the basis of the best available information on the reporting date.

.

Current Financial Assets (10)
These amount to €/000 31,226 (€/000 31,791 on 12/31/2005) and are mainly composed of costs related to the G-Tech acquisition (€/000 26,763) which at the closing of the operation will be allocated between tangible and intangible assets. The remaining amounts refer to the inventory of French State stocks heading Invest Games S.A. for €/000 2,058 (BTAN 3.5% expiring 07/12/09, purchased on June 28, 2006 at 99.514), and to the net value of the financial credit in respect to Bingo Plus for €/000 1,644. The investments present as of 12/31/2005 (€/000 29,357) have expired in January 2006.

Other current assets (11)
Receivables from others amount to €/000 202,052 (€/000 192,265 as of 12/31/2005) and mainly relate to receivables from bet collection points in the context of the various games and services (€/000 196,519). Specifically, receivables from bet collection points mainly relate to:

- *Consorzio Lotterie Nazionali*, for €/000 189,212 (€/000 166,712 on 12/31/2005 for the receivable from bet collection points for instant and traditional lottery tickets delivered on June 30, 2006. Under the terms of the contractual agreements, bet collection points settle payment (net of winnings paid out and their fees) on average 15 days after delivery;
- *Lottomatica Italia Servizi* (€/000 5,229) referring to receivables from bet collection points for the amounts which are still to be collected for the sales of mobile phone top-ups in the last days of June (€/000 15,385 as of 12/31/2005);
- *Lottomatica*, €/000 1,386 (€/000 915 as of 12/31/2005) for amounts to be paid over by bet collection points for collection from the Tris and Sporting Games.
- *Other tributary receivables*: amount to €/000 4,099 (€/000 2,457 as of 12/31/2005) and refer to:

thousands of euros	**06/30/2006**	**12/31/2005**
TFR (within 12 months)	87	83
Withholdings Interest receivables (within 12 months)	2,049	102
VAT credits (within 12 months)	1,808	1,939
Other tax receivables (within 12 months)	155	333
Total	**4,099**	**2,457**

The detail by typology and company are depicted in the following table:

Thousands of euros	**TFR**	Withholdings Interest receivables	VAT credits	Other tax receivables
-) CartaLIS	-	33	29	-
-) CGS	-	9	345	-
-) CGV	-	29	1,309	-
-) Lis Finan.	-	14	-	-
-) Lot.ItaSer	-	7	-	-
-) Lottomatica	-2	1,944	125	-
-) LotSistemi	84	-	-	-
-) PCC GS	4	5	-	-
-) RTI	-	-	-	-
-) Sed Multit	-	-	-	2
-) Totobit I.	1	3	-	153
-) TTS S.r.L.	-	5	-	-
Total	**87**	**2,049**	**1,808**	**155**
Total				**4,099**

Receivables for taxation (12)

Tax receivables amount to €/000 6,945 (the balance was €/000 913 as of 12/31/2005), showing an increase of €/000 6,032. This increase was caused essentially by an IRAP and IRES deposit in June.

Lottomatica S.p.A., LIS and Totobit, regarding the IRAP deposits in so far as they adhere to the Fiscal Consolidation of the De Agostini Group, provided for IRES deposits directly to De Agostini.

Below is a detail of the Receivables per each company in the Group:

thousands of euros	**IRES - IRAP**
-) CartaLIS	-
-) CGS	9
-) CGV	846
-) Lis Finan.	4
-) Lot.ItaSer	492
-) Lottomatica	4,203
-) LotSistemi	1,104
-) PCC GS	95
-) RTI	12
-) Sed Multit	26
-) Totobit I.	139
-) TTS S.r.L.	15
Total	**6,945**

Cash and cash equivalents (13)

These amount to €/000 2,399,421 (cash and cash equivalents were €/000 246,163 as of 12/31/2005). Cash and cash equivalents are made up of current and postal account balances in Euro and U.S. dollars. The Lottomatica Group deposited approximately US$ 595.3 million as of 06/30/2006.

In greater detail below:

thousands of euros	**06/30/2006**	**12/31/2005**
Bank and Postal accounts	2,399,376	246,102
Checks and other equivalents	45	61
Total available cash	**2,399,421**	**246,163**

The consistent differences of the bank and postal deposits are put in relation to their available liquidity following the Share capital increase and the emission of the Hybrid bond carried out last semester. All of the liquidity is kept immediately available for the GTECH acquisition. The bank and postal deposits have an annual interest rate of 2.162%.

Below is the breakdown according to company:

Company Name (€/000)	06/30/2006
Lottomatica S.p.A.	1,995,241
Invest Games	354,243
Consorzio Lotterie Nazionali	20,113
Cartalis S.p.A.	9,952
Totobit Group	9,334
Consorzio Giochi Sportivi	4,511
PCC GS S.p.A.	3,936
Lottomatica Italia Servizi S.p.A.	2,016
Lottomatica Sistemi S.p.A.	36
Cirmatica S.A.	32
Nova Prima	7
Total	**2,399,421**

Assets held for sale or discontinuing operations (14)
There are no assets held for sale.

Shareholders' Equity (15)

Shareholders' Equity attributable to the Group, equal to €/000 1,906,772 (€/000 504,694 on 12/31/2005) breaks down as follows:

- *Share Capital*. It is made of 149,637,927 shares of €1 nominal value due to the following operations carried out throughout 2006. In detail:

No. Of Shares as of 12/31/2005	**89,009,280**
Stock-Option January	109,880
Stock-Option February	112,296
Stock-Option March	2,339,520
Stock-Option April	287,138
Stock-Option May	19,600
Stock-Option June	337,333
Public offer	57,42,880
No. Of Shares as of 06/30/2006	**149,637,927**

- *Legal Reserve*. Equal to €/000 18,372 as effected by the Resolution Assembly approval of the Financial Statement on April 12, 2006.

- *Share Premium Reserve*. This amounts to €/000 1,616,821 (€/000 261,844 on 12/31/2005). Below you find a detailed table:
-

Share Premium Reserve	
Situation as of 12/31/2005	**261,844**
-) Dividend distribution	-74,182
-) Capital increase from stock options	42,716
-) Capital increase from share offer to shareholders	1,402,569
-) Collateral charges from capital increase	-24,429
-) Fiscal effect from the charges from capital increase	8,303
Situation as of 06/30/2006	**1,619,542**

The Share capital increase has been further discussed in the previous sections: **FINANCING THE G-TECH ACQUISITION** and **STOCK OPTION PLANS.**

- *Reserve from share swap:* equal to €/000 20,138 (€/0000 22,737 on 12/31/2005). This amount is related to the Share capital increase carried out in 2005 to insure the exchange of the ordinary Lottomatica shares to those of FinEuroGames. The resulting difference refers to the dividend distribution of the shareholders.

The other items under the Consolidated Shareholders' Equity, equal to €/000 75,205 (€/000 18,713 on 12/31/2005), include:

- *New Earnings* for €/000 69,168.
- *Stock Option Reserve* amounts to €/000 432 (€/000 18,422 on 12/31/2005); the resulting difference is due to the reclassification of €/000 17,991 into the new earnings from the stock option exercise in the period.
- *The financial instrument reserve equal to €/000 5,605.* The amount refers to the net value attributed to the Income Statement from the receipts derived from the contract signed covering the risk associated to Capital Securities. It is necessary to precise that the interest of the Capital Securities (as noted in the first ten years it is at a

fixed rate) has been determined as a mid swap (interest swap between money and written note) plus spread for the credit risk. If from the time of announcement of the Lottomatica –GTECH operation the swap interest were to rise at a equal credit spread, then the company would be forced to pay the interest at a higher rate than it would had it been able to pinpoint at the time of closing. For this reason it is necessary to find a strategy that would "freeze" the interest rate to the moment of announcement. The instrument singled out has been the swaption (swap option). It consists of an option (acquisition of a right to buy) and a swap (an instrument that permits the exchange of a fixed rate for a floating rate and visa versa): Lottomatica should come to a position that would give an advantage in the case of a rate increase. In order to obtain the (payer's) swaption at zero cost Lottomatica sold a (receiver's) swaption with strike (swap rate) at a lower rate: in this way, Lottomatica would have earned in the case of an increase in rates over the superior strike and it would have lost if the rates had fallen under the receiver swaption level. The prediction of increase turned out and therefore the mark-to-market of this instrument was considered positive. The launch of the Capital Securities rendered the instrument obsolete since it no longer made any sense to protect the company from an increase in interest rates and therefore it was sold for an amount equal to 5.7 million.

The Lottomatica Shareholder's Meeting of April 12, 2006 decided upon the supply of a dividend per share for 1.3 Euro for a total amount of €/000 119,416.
In greater detail:

Dividend Distribution - Assembly of April 12, 2006 -	
- from overpriced reserve	74,181,524
- from exchange reserve	2,599,411
- earnings 2005	42,634,613
Total	**119,415,548**

- *Consolidated net income.* Consolidated net income as of June 30, 2006, amounted to €/000 31,908 (€/000 114,232 on 12/31/2005). Minority interests amount to €/000 5,310 (€/000 1,841 on 12/31/2005).

Differences in Shareholders' Equity of the minority interest is essentially related to the resulting quotes of the period as well as to the yield of 5% (nominal value) for the Participation agreed to in.

NON-CURRENT LIABILITIES

Long-term loans (16)

On June 30, 2006 the amount equals €/000 1,087,978 and refers to: a) Capital Securities of Lottomatica S.p.A. ((€/000 1,086,339); b) financial debts of PCC GS (€/000 153) and Totobit (€/000 1,456). These last refer mainly to debts related to leasing. In greater detail:

(thousands of euros)	Plant and equipment	Property	Total
Over 12 months	190	744	934

The Subordinated Interest-Deferrable Capital Securities of Lottomatica S.p.A.:

(Thousands of euros)	Nominal Value	Accessory charges	Accumulated amount	Emission discount	Net value on 06/30/2006
Capital Securities	750,000	-22,423	54	-	727,631
Capital Increase	360,000	-1,679	867	-480	358,708
Total	1,110,000	-24,102	921	-480	1,086,339

The €/000 750,000 Capital Securities is a complex and innovative instrument allocated to Lottomatica in order to support the GTECH acquisition. The so-called "Hybrid" title is justified by its subordinate profile (equal to the quoted Capital Share), its duration (60 years), its possibility to the issuer to defer the interest payments according to various conditions and its ability to reimburse the total sum lent out. The Capital Securities were issued on May 17, 2006 and up to March 31, 2016 it will pay a postdated fixed coupon of 8.25% per share (10 year midswap + 405 base points). The bond will assume a floating interest from March 31, 2016 until 2066 regulated at EURIBOR 6 months + 505 base points (March and September are the postdated payment dates). The Capital Securities have received a rating equal to a BB and Ba3 respectively on behalf of Standard & Poor's Rating Service and Moody's Investors Service Limited. This is reserved to professional Italian investors and foreign institutions or in any case those outside the US or if within the US, for or to an American beneficiary operating in favor of "qualified institutional buyers" (as defined under Rule 144A of the 1933 Securities Act as modified). The bonds have been admitted to the Luxemburg Stock Exchange.
It is foreseen that for any given reason the acquisition of GTECH Holding Corp. isn't completed by October 10, 2006 then Lottomatica is held responsible to reimburse in anticipation the bonds at a price of 101% of their nominal value plus matured and unpaid interests.

The terms and condition of the Securities foresee the following:

- Lottomatica's ability to defer payments of interests owned in relation to the Securities and in such case where the deferred interest can or must be repaid;
- Lottomatica's obligation to defer payments of interested owned in relation to the Securities if a determined financial ratio connected to the cash flows and debt services isn't respected and in such case of deferred interests can or must be repaid;
- Lottomatica's commitment to do whatever is feasibly possible within the limits of the law to pay using the derivatives of a capital increase the interests whose payment have been mandatory deferred and in such determined cases where interested have been deferred voluntarily;
- Lottomatica's capability to pay the dividends and interest of priority Securities, certain junior obligations and ordinary shares in the case where interests have been mandatory deferred and in such determined cases where interested have been deferred voluntarily until such interests have not been entirely matched.

Besides the value expressed in line with the amortized cost, the amount accounts for the debenture debt (nominal value of the debt equal to €/000 360,000, nominal value of the single bond equal to 1,000 Euro, number of bonds 360,000). The allocation took place as 56% in Italy, 19% in England and for the remaining percentage in other European countries. The interest rate renders 4.8% with a single reimbursement expiring on December 22, 2008. The effective interest rate for the entire operation is quantifiable at 4.97%.

Staff Severance Fund (17)

The fund, net of advances paid, as of June 30, 2006, amounts to €/000 7,731 (€/000 7,618 on 12/31/2005).

The amount includes the effects of the discounting-back as required under IAS 19.

The Staff Severance Fund comes under defined benefit plans. The provision was calculated by using the actuarial Projected Unit Credit Cost method.

This method involve the following procedures:

- projections were made based on a series of financial assumptions (increase in the cost of living, increase in wages, etc), any future benefits that could be paid to each employee subscribing to the program as a result of retirement, death, invalidity, resignation etc. The estimate of future benefits also included any further increases related to seniority that may have accrued as well as presumed increase in the remuneration level earned at the time of valuation;
- at the time of valuation, the present average value of future benefits was calculated, on the basis of the annual interest rate applied and the likelihood of single benefits being actually paid;
- the liability for the Company was established by identifying the share of the present average value of future benefits in relation to service already accrued by the employee with the Company at the time of valuation;
- the reserve recognized as valid for IAS purposes was identified on the basis of the liability established using the method outlined in the paragraph above and the reserve set-aside for the purposes of the Italian statutory Financial Statements.

Financial Hypothesis	Executives	Non-Executives
Increase in Cost of Living	2.0% annual	2.0% annual
Discount Rate	4.0% annual	4.0% annual
Compensation Increase		
- 40 years old and under	2.75% annual	2.25% annual
- over 40 years old up to 55	2.5% annual	2.25% annual
- over 55 years old	2.25% annual	2% annual

Financial Hypothesis	Executives	Non-Executives
Probability of Death	Mortality Table RG48 published by Ragioneria Generale dello Stato	Mortality Table RG48 published by Ragioneria Generale dello Stato
Probability of invalidity	Unisex Table edited by C.N.R. and reduced by 70%	Unisex Table edited by C.N.R. and reduced by 70
Probability of Resignation		
- up to 50 years old	4% each year	3% each year
- over 50 years old	none	none
Probability of Retirement		
- upon reaching 60 years old	35% (100% for women)	60% (100% women)
- up to 65 years old	20% for each year	10% for each year
- upon turning 65 years old	100%	100%
Probability of receiving an anticipated Severance Fund of up to 70% at the beginning of the year	3% for each year	3% for each year

Provision for deferred taxes (18)

This item amounts to €/000 53,413 (€/000 44,233 on 12/31/2005) and is mainly made up of the deferred tax charge on goodwill (€/000 36,882). The issue of these taxes will be made in the future in the event of the sale or write-down of the asset.

Such a provision increases by €/000 9,180 of which €/000 6,018 has Income Statement offsets of which €/000 3,162 is reclassified.

Long-term provisions (19)

These equal to €/000 9,324 (€/000 8,587 on 12/31/2005).

The other provisions include the provision for *Pension and similar costs*, equal to €/000 1,531 (€/000 1,531 on 12/31/2005); this almost entirely comprises the provisions made by the Parent Company, in accordance with a resolution of the Remuneration Committee, to cover the indemnities payable to certain Board members in the case of termination of their employment relationship.
The provisions for *penalties* refer to the amounts that it is presumed *AAMS* may demand for starting up the entertainment machines after the expiry dates under the license.
To date, no estimate can be made of the time of this possible payment.
The increases in the period, equal to €/000 2,766, essentially refer to outlays made to coverage pending legal disputes, for which the risk of a contrary decision is configured. For greater details look at section Significant Judicial and Arbitration Proceedings.

Provisions *(thousands of euros)*	12/31/2005	Increases	Uses	Other changes
Penalties/Legal disputes	4,253	2,500	-2	
Other provisions	3,905		-2,080	270
Prize competitions	325	266	-217	
Provisions for write-downs of equity investments	104		0	
Totals	**8,587**	**2,766**	**-2,299**	**270**

The utilities of the period amount to €/000 1,843 and refer to the total put aside in the previous quarter destined to partly cover the depreciation of goods related to the substitution of Lotto terminals no longer in use by the company.

CURRENT LIABILITIES

Trade Payables and other payables (20)

These amount to €/000 239,441 (€/000 305,006 on 12/31/2005) and mainly relate to payables to suppliers €/000 223,331 (€/000 259,525 on 12/31/2005)for both unpaid invoices recorded as of June 30, 2006, and invoices to be received or other payables from costs incurred in the period. The payables are connected to the purchase of goods and services for the activities of the period and investment programs under way. The item also includes payables to De Agostini Group companies; the amounts related to tributary payables refer to the current tax period of the Lottomatica Group companies ensuing the national tax consolidation (€/000 11,323). In greater detail below:

Collectable trade payables within 12 months	06/30/2006	12/31/2005
Payables for Suppliers	**223,331**	**259,525**
-) Trade	223,331	259,525
Payables for subsidiaries	**14,683**	**44,252**
-) Trade	204	172
-) Tributary	14,479	44,080
Payables for associated companies	**1,427**	**1,229**
-) Trade	1,427	1,229
Total	**239,441**	**305,006**

Trade payables are normally settled in 60/90 days.

Derivative Instruments (21)
The market valuation of derivative instruments of Consorzio Lotterie Nazionali amounts to €/000 2,134 (€/000 263 as of 12/31/2005). As we know, during the course of 2004, with the aim of managing the exchange rate risk associated with the supply of Instant Lottery tickets (in US Dollars), an amount was hedged equal to 50% of estimated supplies until the expiry date of the license through derivate instruments. Therefore, Consorzio Lotterie Nazionali entered into hedging agreements for a total of USD 48 million, which is half the expected value of the tickets to be supplied until 2010; technically, these are a series of optional knock-in forward strategies, positioned on dates in March and September (the expected dates of the payment of invoices in USD). The knock-in forward agreement fixes a maximum exchange rate in the event of a rise in the value of the dollar, but it also means that advantage can be taken of any weakening of the American currency during the interval between the strike price and knock-in one: if at any time during the observation period (knock-in period), the barrier is triggered, dollars have to be bought for the relative option period a t the fixed strike price, independent from the market conditions. The feature that is a characteristic of the strategy that has been adopted is that it is possible to immediately know at what rate USD can be bought in the so-called worst-case scenario, that is to say when the knock-in has been reached during the observation period: in these cases, the instrument acts precisely in the same way as a forward, that is as a forward exchange contract. The original security corridor of the hedging agreements concluded in 2004 was: 1.2138 (strike) and 1.30 (knock-in). Because it was sold on the market at the expiration of 03.23.2006, it was for a sum higher than necessary, there was a small profit earned, which was transferred to the spot acquisition price. On June 30, 2006, hedging agreements are outstanding for USD 36.0 million out of the original USD 48 million originally contracted for: the security corridor is 1.1842 - 1.35 for the September 2006 expiry dates and the range 1.2138 -1.30 for the others. Since the euro/dollar exchange on 06.30.06 increased in comparison to March 2006 the mark-to-market of the structure is €/000 1,200 down; if a new weak dollar phase occurs in the future, the position will be managed dynamically by restructuring it, at zero cost if possible, in order to prevent the knock-in being reached.
Since requirements under IAS 39, paragraph 71 and subsequent, are not applicable to the derivatives in question, hedge accounting was not adopted: thus, on 06/30/2006, their value was updated to the mark-to-market value, recognizing the difference in the financial areas of 31 December 2005 and June 30, 2006 (€/000 1,871) of the Income Statement.

Short-term loans (22)
The amount of €/000 54,290 (€/000 7,260 as of 12/31/2005) refers almost completely (€/000 53,721) to the financing supplied by De Agostini to Lottomatica under consolidated fiscal contract. The loan is regulated as Euribor at 3 (three) months plus 0.50%.
The following table gives in greater detail the amount of future fees derived from the financial leasing and rent contracts as well as the fees themselves:

(thousands of euros)	Plant and equipment	Property	Total
Within one year	407	116	523

Short-term portion of long-term loans (23)
The amount of €/000 16,501 (€/000 473 on 12/31/2005) is entirely related to the interests of debenture bonds. It is reminded that the bond issue of €/000 360,000 has an interest rate of 4.8% while the so-called hybrid bond of €/000 750,000 has an interest rate of 8.25% for the first 10 years.

Other current liabilities (24)
These total €/000 185,084 (€/000 239,958 on 12/31/2005) .
Below are the most significant items:

- *Payables to Social Security Institutions:* €/000 2,192 (€/000 3,791 on 12/31/2005). This item relates to payables to social security institutions for withholdings charged to the Companies with regard to wages and salaries paid in June 2006.
- *Payables to personnel:* €/000 9,395 (€/000 10,720 on 12/31/2005). These include the salaries due and payable to Company employees.
- *Payables to bet collection points/telephone operators:* €/000 95.166 (€/000 102.349 on 12/31/2005). These refer to the amounts due to the bet collection points/telephone operators for collection services rendered by the companies LIS and Lottomatica. The debt in reference to LIS (€/000 93,464) is the sum to give to the telephone operators and to the other ticketing office clients in relation to the contractual dynamics of the proceeds collection from the relative receivers in the month of June.
- *Payables to Others:* €/000 72,162 (€/000 116,760 on 12/31/2005) The amount in question is almost totally ascribable to a payable due to *AAMS* (€/000 59,282) for instant lottery tickets, which are monthly reported by the 10th of each following month and the traditional Lotteries tickets which are reported 10 days after the final drawing. It should be pointed out that the amount of the debt to AAMS is expressed net sums from the bet collection point operators and gross winnings paid which will be reported during the next month. Until 12/31/2005 according to the procedures of the instant lottery proceed payments to AAMS, the winnings of medium/high levels are credited to the ordinary account of the Consorzio and retained from the monthly payment to the remunerative account for AAMS. The amounts related to the validated winnings included in the monthly statements and therefore already accounted for but not paid are described as short-term loans.
  Due to the modification of the payment procedures from January 1, 2006, the winnings of the medium/high level are paid directly from the remuneration account to AAMS and are no longer recuperated in the weekly transfers to the Consorzio.
- *Other tributary debts:* €/000 6,169 (balance as of 12/31/2005 equals to €/000 6,338) include the debt for the Group's IRPEF deduction and for the repayment of the June 2006 professional works, the VAT debts and RTEI Videolot's PREU debt.

Thousands of euros	**06/30/2006**	**12/31/2005**
Irpef	2,571	1,927
VAT	148	86
Other tributary payables	3,450	4,325
TOTAL	**6,169**	**6,338**

Current financial liabilities (25)
These total €/000 58,091 and completely refer to payment of bonuses and fees related to the instruments covering the acquisition of US dollars. In the latter, the fees paid (€/000 11,273) the previous months are not included.

Payables for taxation (26)
These total €/000 16,743 (€/000 4,682 on 12/31/2005) and essentially include the payables estimated for IRES (€/000 7,741) and IRAP €/000 9,002) for the period. The IRES amounts refer to the current taxes for the companies not included in the national fiscal consolidation with the Parent Company De Agostini. The greatest IRES and IRAP values of June 30 refer almost completely to the Consorzio Lotterie Nazionali and therefore the economic result of the period is higher than the December 31, 2005.

Thousands of euros	**06/30/06**	**12/31/05**
IRES	7,741	1,283
IRAP	9,002	3,399
TOTAL	**16,743**	**4,682**

Short-term portions of long-term provisions (27)
There are no amounts in the category.

Liabilities held for sale or discontinuing operations (28)
There are no liabilities held for sale or to be discontinued.

3. Notes to the Consolidated Income Statement

Revenues (29)

These are equal to €/000 337,412 (€/000 312,912 on 06/30/2005)

Revenues from sales and services *(thousands of euros)*	06/30/2006		06/30/2005		difference
	Absolute values	%	Absolute values	%	
Games	**301,557**	**89.37%**	**284,025**	**90.77%**	**17,532**
-) Lotto	226,462	67.12%	252,557	80.71%	-26,095
-) National Lottery	62,824	18.62%	21,589	6.90%	41,235
-) Sports bets	6,427	1.90%	6,227	1.99%	200
-) Video lotteries	4,338	1.29%	2,815	0.90%	1,523
-) PCC GS S.p.A.	1,506	0.45%	837	0.27%	669
Services	**35,855**	**10.63%**	**28,887**	**9.23%**	**6,968**
-) LIS network – mobile phone top-ups	15,645	4.64%	13,338	4.26%	2,307
-) Totobit network – mobile phone top-ups	6,037	1.79%	5,290	1.69%	747
-) Car road tax	4,930	1.46%	5,115	1.63%	-185
-) Stamp duty	4,090	1.21%	-	0.00%	4,090
-) Sport ticketing	1,894	0.56%	2,018	0.64%	-124
-) Financial services	938	0.28%	151	0.05%	787
-) Revenues from start-up of POWER POS	890	0.26%	943	0.0%	-53
-) Other services	656	0.19%	910	0.29%	-254
-) Rai television license	475	0.14%	606	0.19%	-131
-) Unified taxes	300	0.09%	313	0.10%	-13
-) Municipal Services	-	0.00%	203	0.06%	-203
Total	**337,412**	**100.00%**	**312,912**	**100.00%**	**24,500**

In preparing the Income Statement, according to IAS 18 (revenue recognition), the Group has reported revenues for telephone mobile phone credit recharges net of costs both for the subsidiary LIS and for the Totobit group. This decision was based on the fact that the Company during the transaction only accrues the margin resulting from the difference between retail price and the nominal cost of the card.

Revenues of RTI Videolot have been treated in a similar way, pursuant to the license and subsequent ministerial provisions, the latter being the owner of revenues from collection net of unified state tax (*PREU*) and the winnings paid out, and thus gross of payment due to operators and retailers.

Due to the revenues accumulated, the data as of June 30 show a growth of €/000 24,500 in respect to the same period last year.
The most significant variations refer to the Gioco del Lotto (fell €/000 26.095) and the collection of instantaneous and traditional lotteries who experienced an increase of €/000 41,235.

Notice the difference of the stamp duties on June 30, 2006 to when it was launched in the second semester of 2005.
For a deeper analysis look at the Management Report.

The data from the 2° quarter 2006 (€/000 148,167) in comparison to that of the previous period (€/000 127,462) confirms the predicted decrease in revenues and an increase in revenues derived from the collection of instantaneous and traditional lotteries.
The marginal contributions derive from the new businesses and Videolotterie.

Other earnings and proceeds (30)
Equal to €/000 3,075 (€/000 4,559 on 06/30/2005) almost completely due to a contingency of €/000 1.648 and other atypical earnings for €/000 1,389.
Similar variations are present when confronted with the quarterly data.

Capitalization of internal construction costs and consumables (31)
No accounting was done on this entry (€/000 59 on 06/30/2005).

Change in inventories (32)
This amounts to €/000 1,350 (€/000 258 on 06/30/2005) and mainly refer to PCC Giochi e Servizi and Totobit S.p.A.

Raw materials and consumables used (33)
These equal to €/000 23,481 (€/000 14,706 on 06/30/2005) and are detailed below:

thousands of euros	06/30/2006	06/30/2005	Difference
Raw Materials	**23,481**	**14,706**	**8,775**
-) Paper Support	10,023	8,756	1,267
-) EDP materials and consumption	1.179	1.190	-11
-) Lottery tickets	12.075	4.627	7.448
-) Other	204	133	71

The increase in raw material costs is almost entirely due to the acquisition of tickets for the instantaneous and traditional lotteries.
An analogous difference is evident when confronting it to the data from last quarter.

Services (34)
These amount to €/000 88,325 (€/000 95,661 on 06/30/2005) and relate to purchases of services for €/000 82,435 (€/000 88,226 on 06/30/2005) and leased assets for €/000 5,890 (€/000 7,435 on 06/30/2005).

Regarding progress in this entry in respect to last year, it should be pointed out that the process involving the optimization of network costs continued also thanks to the replacement of the lotto terminals, which involved notable financial savings in terms of maintenance. The costs for leased assets principally concern the rent of the Group companies' headquarters.
The costs of rent for the Parent Company's headquarters is €/000 1,380.

The trend of costs in the two quarters compared (€/000 43,079 in the 2° quarter 2006 compared to €/000 50,713 of the 2° quarter 2005) is in line with the current quarter's trend.

	06/30/2006	06/30/2005	Difference
Costs for services	**82,435**	**88,226**	**-5,791**
-) Network management	21,961	20,600	1,361
-) Maintenance	3,211	8,977	-5,766
-) Site costs	3,374	3,885	-511
-) Assistance	13,990	11,861	2,129
-) Advertisement and promotion costs	15,087	20,189	-5,102
-) Consultancy costs	11,962	12,856	-894
-) Social organs	738	908	-170
-) Telephone recharge costs	4,384	3,670	714
-) Banking fees and services	1,643	515	1,128
-) Balance Statement certification	336	249	87
-) Other costs	5,749	4,516	1,233
Leases and Rentals	**5,890**	**7,435**	**-1,545**
-) Leases	2,878	4,220	-1,342
-) Rentals	783	661	122
-) Other	2,229	2,554	-325
TOTAL	**88,325**	**95,661**	**-7,336**

Cost of personnel (35)

These totaled €/000 34,709 (€/000 34,276 as of 06/30/2005). Below is the breakdown of the individual components:

- *Wages and salaries and social security contributions* include costs for early termination of the employment relationship in addition to the ordinary personnel costs;
- *Staff Severance Fund* includes the effects of discounting back the provision for this fund;
- Stock options for €/000 215 (€/000 3,385 as of 06/30/2005) were valued according to the procedures under IFRS 2;
- Other personnel costs (-€/000 533) almost entirely account for corrections from the previous period.

Costs for personnel (thousands of euros)	06/30/2006	06/30/2005	difference
-) Wages and salaries	26,532	23,067	3,465
-) Social security contributions	7,459	6,909	550
-) Staff Severance Fund	963	855	108
-) Stock Option costs	215	3,385	-3,170
-) Other costs	73	60	13
-) Costs recuperated from previous period	-533		-533
Total	**34,709**	**34,276**	**433**

Below is the breakdown of personnel costs by company:

Costs for personnel (thousands of euros)	06/30/2006	06/30/2005	difference
Lottomatica	25,008	25,365	-357
Lottomatica Sistemi	4,513	4,478	35
Totobit	1,898	1,381	517
Lottomatica Italia Servizi	1,301	954	347
PCC GS	1,315	1,310	5
TTS	268	255	13
Sed Multitel	263	182	81
Lis Fin	120	328	-208
Cirmatica	23	23	0
Total	**34,709**	**34,276**	**433**

The trend of the quarterly data demonstrates the weight of the different relative costs of the stock option plan amounting to €/000 108 in the 2° quarter 2006 and €/000 1.693 in the 2° quarter 2005.

As of June 30, 2006 the total number of personnel of the Group is 1,103. Below is the breakdown of average number of employees by contractual category:

Organic *(unit)*	**06/30/2006**	**06/30/2005**
Executives	60	53
Supervisors	118	108
Office Staff	872	827
Manual Workers	53	57
Total	**1,103**	**1,045**

Amortization, depreciation and write-downs (36)

These amount to €/000 30,665 (€/000 22,068 as of 06/30/2005) and break down as follows:

Amortization of intangible assets *(thousands of euros)*	06/30/2006	06/30/2005	difference
Amortization of patents	3,169	2,534	635
Amortization of concessions, licenses and trademarks	563	505	58
Other intangible assets	43	1,271	-1,228
Total	**3,775**	**4,310**	**-535**

Depreciation of property, plant and equipment 7*(thousands of euros)*	06/30/2006	06/30/2005	difference
Buildings	1,111	365	746
Plant and machinery	18,857	15,336	3,521
Industrial and business equipment	1	41	-40
Other assets	278	205	73
Total	**20,247**	**15,947**	**4,300**

Write-downs *(thousands of euros)*	06/30/2006	06/30/2005	difference
Write-downs of fixed assets	6,262	1,205	5,057
Write-downs of receivables	381	606	-225
Total	**6,643**	**1,811**	**4,832**

The depreciation of property, plant and equipment amount to €/000 20,247 (€/000 15,947 as of 06/30/2005). It refers to the amortization quote of 30 June of returnable property, plant and equipment upon expiry of the relative concessions (€/000 11,414 as of 06/30/2006; €/000 10,770 as of 06/30/2005).

The *Write-downs*, equal to €/000 6,262 (€/000 1,205 as of 06/30/2005), refer to goods no longer used by Lottomatica and as already stated, refer to goods for which it is not possible to complete the amortization process related to the project of terminal substitutions (concluded earlier that anticipated).

Write-downs of receivables included in current assets, equal to €/000 381 (€/000 606 as of 06/30/2005) refer to:

- TTS for €/000 16, covering receivables making up the existing total receivables;
- Lottomatica Italia Servizi for €/000 65 in relation to risks related to the recoverability;
- National Lottery Consortium for €/000 300 as adjustment of the credit devaluation account.

Other operational costs (37)

These amount to €/000 8,362 (€/000 4,010 as of 06/30/2005) and relate mainly to:

- *Other operating costs*: €/000 5,552 (€/000 2,185 as of 06/30/2005) The most significant entries cover:
  - Capital loss of €/000 1,630 related to Videolot Gestione's sale entering in the substitution operation of game terminals;

- the costs associated with the assessment of costs not attributable to the financial year (€/000 1,914) of which:
  - gifts for €/000 265 (€/000 22 as of 06/30/2005)
  - unrecoverable V.A.T. for €/000 495 (€/000 753 as of 06/30/2005)
  - Indirect taxes for the financial year for €/000 30 (€/000 9 as of 06/30/2005)
- *Provisions for risks:* €/000 2,500 (€/000 1,005 as of 06/30/2005). These refer almost entirely to Lottomatica's allowance to cover risks associated to prosecutions and arbitrations in course for which a settlements are expected.
- *Other provisions*: €/000 305 (€/000 820 as of 06/30/2005) essentially relate to provisions allocated by the National Lottery Consortium for prize competitions.

Financial income (charges) (38)

As of June 30, 2006, financial management shows a negative balance of financial charges for €/000 88,665 (charges for €/000 6,771 as of 06/30/2005) broken down as follows:
Financial charges of €/000 9,897 (€/000 5,086 al 06/30/2005) refer almost entirely to interest income on bank deposits.
Financial losses amount to €/000 98,562 (€/000 11,857 as of 06/30/2005). The most relevant part (€/000 69,363) is determined by fees and bonuses relative to the options (€/000 58,686)and to the contingent forward (€/000 10,677) bought to cover the purchase of dollars necessary to finance the GTECH operation. The exchange losses (€/000 10,218) come from the valorization of USD bank deposits carried out on June 30 based on the Euro/USD exchange rate.
In greater detail
:

Financial Profits (Losses) (*thousands of euros*)	06/30/2006	06/30/2005	difference
-) Financial Profits	**9,897**	**5,086**	**4,811**
Bank interests	8,056	2,902	5,154
Exchange profits	1,137	2	1,135
Credit actualization	182	64	118
Other financial profits	522	2,118	-1,596
-) Financial losses	**-98,562**	**-11,857**	**-86,705**
Bank interests	-129	-127	-2
Parent Company interests	-57	-	-57
Bond/Hybrid interests	-16,027	-8,569	-7,458
Bond/Hybrid accessory losses	-318		
G-TECH financial losses	-69,690	-	-69,690
Exchange losses	-10,218	-606	-9,612
Derivative Instrument	-1,872	-	-1,872
Total	**-88,665**	**-6,771**	**-81,894**

The increase of financial costs of the 2° quarter 2006 in respect to last year (€/000 70,865 in respect to €/000 2,845) should be put in relation to financial costs associated to the GTECH acquisition.
Specifically to the 2° quarter 2006 costs relative to the acquisition of dollars, delta changes in the currency deposits, profits generated from the availability of liquidity associated to the increase in capital and to the emission of the debenture debts have been accounted for.

Taxes for the period (41)

The amount of taxes estimated as of June 30, 2006 totals €/000 35,722 (€/000 55,829 on 06/30/2005) of which €/000 28,059 for current taxes, (IRES €/000 19,057 and IRAP €/000 9,002), €/000 1,645 for anticipated taxes, and €/000 6,018 for deferred taxes,

Taxes for period (thousands of euros)	06/30/2006	06/30/2005	difference
IRES	19,057	35,259	-16,202
IRAP	9,002	6,714	2,288
Anticipated	1,645	6,402	-4,757
Deferred	6,018	7,454	-1,436
Total	**35,722**	**55,829**	**-20,107**

The consistent difference in respect to the same period of the previous year is mainly due to the noteworthy decrease of the pre-tax results which go from €/000 140,261 to €/000 67,630.

	Lottomatica Group			
	Consolidated Balance Sheets	Economic changes	Total Variations of Balance Sheets	*Consolidated Balance Sheets*
	06/30/2006	*12/31/2005 – 06/30/2006*		*12/31/2005*
	Total	Total		Total
Pre-paid taxes				
Goodwill amortization	12,154	-468		12,622
Goodwill devaluation	21,656	-1,147		22,802
Amortizations	1,292	-129		1,421
Devaluations	2,815	-710		3,525
Financial Provision	6,085	645		5,441
Start-up and expansion costs	8,389	-1,081	8,303	1,167
Other intangibile assets	1,931	-108		2,039
Fiscal losses	1,256	1,157		99
Other temporary differences	8,315	198	2,227	5,890
Total	63,894	-1,643	10,530	55,007
Deferred Taxes				
Amortization	52,036	5,706		46,330
Assets Interest	17	17		0
Other temporary differences	1,359	296	3,160	-2,097
Total	53,413	6,019	3,160	44,233
Net deferred taxes	10,481	-7,662	7,370	10,773
Total deferred taxes of Income Statements		-7,663		

The tax rates applied are the same as the previous year with the exception of Lottomatica S.p.A. in which the IRAP and the relative prepaid taxes have been calculated using the percentage 4.25% as the base and increasing to 5.25% as foreseen in Article 1 section1-bis of the Ministerial Decree 206/2006.

RECONCILIAITION BETWEEN ORDINARY AND EFFECTVIE IRES TAX RATES			
IRES	***06/30/2006***		***Rate***
Ordinary applicable rate	33.00%		
Pre-tax result		67,631	
Theoretic fiscal charges		22,318	33.00%
Difference in increase (decrease):			
Performance Bonus + MBO		3,455	
Contingent liabilities		2,187	
Dividends		377	
Refurbishing charges		-20	
Allowances		2,799	
Free supply		262	
Capital increase		19,564	
Other increase variations		22,806	
Performance Bonus + MBO		-7,124	
Amortization of fiscal deficit		-1,604	
Goodwill		-17,266	
Write-down participations		-2,363	
Other differences in decrease		-29,890	
Non taxable Ires consolidation adjustments		-163	
Losses from previous period		-2,898	
Taxable income		**57,751**	
CURRENT IRES		**19,058**	**28.18%**
IRAP	***06/30/2006***		***Rate***
Applicable ordinary rate			4.25%
Difference in value and cost of production		183,350	
Theoretic fiscal charges		7,792	4.25%
Write-down		6,370	
Irap Deductible costs		-49,402	
Cost of personnel		33,785	
Irap non-deductible costs		40,657	
Irap non-taxable revenues		-2,851	
Irap Deduction		-99	
Total		**211,810**	
CURRENT IRAP		**9,002**	**4.91%**

Net profit for the period (43)

Consolidated net income as of June 30, 2006 amounts to €/000 31,908 (€/000 83,332 as of 06/30/2005) of which €/000 5,310 (€/000 1,099 as of 06/30/2005) is attributable to minority interests.

Diluted earnings per share (44)

Basic earnings per share	*June 2006*	*June 2005*	*2 Quarter 2006*	*2 Quarter 2005*
Net profit	26,598	83,332	-11,852	22,301
Average weighted number of outstanding ordinary shares (000)	100,542	88,983	111,125	89,009
Basic earnings (loss) per share (€ per thousand shares)	**0.26**	**0.94**	**-0.11**	**0.25**
Diluted earnings per share	*June 2006*	*June 2005*	*2 Quarter 2006*	*2 Quarter 2005*
Net profit	26,598	83,332	-11,852	22,301
Average weighted number of outstanding ordinary shares (000)	100,542	88,983	111,125	89,009
No. Of options (.000)	1,370	594	1,370	594
Diluted earnings (loss) per share (€ per thousand shares)	**0.26**	**0.93**	**-0.11(*)**	**0.25**

(*): The diluted earnings/losses per share are reported as the same value as the basic earnings/losses per share insomuch as including the number of valid shares leads to an antidiluted effect of the calculated final balance.

Basic earnings per share have been calculated by dividing net profit for the period attributable to the Group by the weighted average number of ordinary shares outstanding over the period.
Diluted earnings per share have been calculated by dividing net profit for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding over the period, adjusted to take in to account the options' dilutive effects.
The table shows the breakdown of income and information on shares for the purpose of calculating basic and diluted earnings per share as of June 30, 2006.

4. Finance Lease and Lease Contracts

The Group entered into finance leases and lease contracts for various plant and machinery, as well as for real estate. These leases provide for renewal clauses but not purchase options or rental increase clauses. They can be renewed at the lessee's wish.
The following chart details the amounts of future fees derived from the financial leasing and from the rent contracts, as well as the actual value of the fee:

(thousands of euros)	Plant and Equipment	Property	Total
Within a year	407	116	523
Over 12 months	190	744	934
Total	**597**	**860**	**1,457**

5. Financial Risk Management: Targets and Criteria

The Group makes use of the following financial instruments in pursuit of corporate interests: the two debenture debts (€/000 360,000 and €/000 750,000), bank deposits (long and short term), State Titles (Treasury Bonds) and proceeds from foreign exchange rates. In order to cover the proceeds to the National Lottery Consortium (Consorzio Lotterie Nazionali) from the acquisition of semi-processed Gratta e Vinci tickets profits were derived from exchange rates equal to 50% of the estimated supply until the concession expiration. For further details

on the characteristics of these products, see Exchange Rate Derivatives. The actual cover has been proposed from the Financial Department and approved by the CEO in agreement with the Parent Company.

The GTECH operation must be regulated in US dollars and therefore the Board of Directors has authorized the implementation of a hybrid strategy of risk management and assessment of the American exchange rate when dealing with the Euro. This strategy is based on the acquisition of Call $ options (o Put €) and on stipulation with a contingent forward. The buyer of a Call $ option after payment of a total sum called "bonus" has the right (not obligation) to buy a certain amount of $ at a certain exchange rate (strike) on a certain date. The acquisition of an option of this type guarantees today a cover exchange rate for the acquisition of exchange "tomorrow." At the same time, this gives the buyer to have a possibility of benefiting from a depreciating dollar over the strike level. In such a case the option, whose value is nil, is abandoned and it is possible to buy from the market the exchange. A contingent forward instead is an operation derived from a normal forward ceases to have legal effect on the parties unless a certain agreed upon condition is not met. In this specific case, the forward contract doesn't produce effects and thus nothing is owed to the participating parties if the GTECH acquisition falls through for difference reasons as those agreed to by the buyer and seller. The combination of the two strategies guarantees a flexible cover of the payment of a cost through bonuses and fees. Furthermore, since part of the coverage has been carried out through an alternative instrument than the Call $ option, it permits for certain savings in comparison to a strategy that is entirely founded on the acquisition of Call $ options. In this way, the risk related to an amount equal to $/000 2,483,800 has been covered. It has also been managed dynamically following a successive integration and restructuring aiming at insuring more interesting acquisition conditions.

6. Relations with Related Parties

Below are the economic effects and property relations with related parties of Lottomatica Group as of 06/30/2006.

In direct parent, subsidiary and associated companies

MAIN ECONOMIC ITEMS as of 06/30/2006		
	(thousands of euro)	**Type of Transaction**
Costs for services	121	Relations with De Agostini S.p.A.
Costs for services	4	Relations with De Agostini Editore S.p.A.
Leases and rentals	1,380	Relations with ISIM S.p.A.
Financial charges	57	Relations with De Agostini S.p.A.

PRINCIPALI PARTITE PATRIMONIALI al 06/30/2006		
	(thousands of euro)	**Type of Transaction**
Receivables	11,973	Relations with De Agostini S.p.A. (IRES tax receivables – transferor Lottomatica S.p.A.)
Receivables	1,927	Relations with De Agostini S.p.A. (IRES receivables - transferor Lottomatica Italia Servizi S.p.A.)
Payables	22	Relations with De Agostini S.p.A. (VAT debt - transferor Lottomatica Italia Servizi S.p.A.)
Payables	2,738	Relations with De Agostini S.p.A. (VAT debt - transferor Lottomatica S.p.A.)
Payables	204	Relations with De Agostini S.p.A. (Trade payable - Lottomatica S.p.A.)
Payables	315	Relations with De Agostini S.p.A. (VAT debt - transferor Lottomatica Sistemi S.p.A.)
Payables	73	Relations with De Agostini S.p.A. (VAT debt - transferor SED Multitel S.p.A.)
Payables	8	Relations with De Agostini S.p.A. (VAT debt - transferor Totobit S.p.A.)
Payables	4	Relations with DeA Editori S.p.A. (Trade payable - Lottomatica S.p.A.)
Payables	733	Relations with DeA Factor S.p.A. (Suppliers - Lottomatica S.p.A.)
Payables	690	Relations with De Agostini S.p.A. (Trade payable - ISIM S.p.A.)
Payables	11,323	Relations with De Agostini S.p.A. concerning National Fiscal Consolidation (current taxes related to the companies: Lottomatica S.p.A., LIS S.p.A., LIS Fin. S.p.A. , and Totobit S.p.A. RTI Videolot S.p.A.)

All transactions effected with related parties, including inter-group transactions, fall under ordinary business activities and are regulated by market conditions or based on specific regulatory provisions; no atypical and/or unusual transactions are noted.
Finally, Lottomatica Group, as a consolidated company, has joined the National Fiscal Consolidation for De Agostini S.p.A. Group Companies starting from 2004.

Benefits to management with strategic responsibilities

BOARD OF DIRECTORS of LOTTOMATICA S.p.A.

First and Last Name	Position	Term of Office	Expiration of term	Short-term compensation (euro)	Benefit due after termination of employment (euro)
Lorenzo Pellicioli	President	04/12/06-06/30/06	12/31/2007	0	
	Board Member	04/12/05-12/31/05	12/31/2007	€ 16,250	
Rosario Bifulco	Chairman/Managing Director	04/12/05-04/12/06	12/31/2007	€ 121,162	
	Managing Director	04/12/06-06/30/06	12/31/2007	€ 78,351	€ 10,091
	Executive	01/01/05-06/30/06		€ 140,415	
Marco Sala	CEO and Board Member	04/12/05-06/30/06	12/31/2007	€ 12,500	€ 18,281
	Executive	01/01/05-06/30/06		€ 232,799	
Antonio Belloni	Board Member	09/24/02-06/30/06	12/31/2007	€ 12,500	
Paolo Ainio	Board Member	09/24/02-06/30/06	12/31/2007	€ 16,250	
Marco Boroli	Board Member	09/24/02-06/30/06	12/31/2007	€ 7,500	
Pietro Boroli	Board Member	04/12/05-06/30/06	12/31/2007	€ 7,500	
Pier Luigi Celli	Board Member	04/14/03-06/30/06	12/31/2007	€ 15,000	
Paolo Ceretti	Board Member	04/13/04-06/30/06	12/31/2007	€ 17,500	
Marco Drago	Board Member	09/24/02-06/30/06	12/31/2007	€ 12,500	
Roberto Drago	Board Member	09/24/02-06/30/06	12/31/2007	€ 3,750	
Severino Salvemini	Board Member	03/14/03-06/30/06	12/31/2007	€ 17,500	
Antonio Tazartes	Board Member	09/24/02-05/23/06	05/23/2006	€ 9,795	

7. EVENTS FOLLOWING JUNE 30, 2006

Instant Lotto

The collection of the Instant Lotto began on July 3, 2006. It is an optional game to complement the Gioco del Lotto and it is foreseen by Decree-Law September 30, 2005 related to the Fiscal Law 2006. In order to participate, an instant extraction is carried out directly at the terminals with the same numbers of the Lotto game: the result of the instantaneous extraction, the numbers, the probability and the amount played are specified in a specific part of the Gioco del Lotto receipt. The cost of the game ranges from 0.50 Euro to a maximum equal to the amount of the Lotto game to which it is related.
An added decree to the Lotto concession—underwritten with the Monopli—will indicate the amount corresponding to the Concessionary as well as the public investments which are determined in the same way as the Lotto.

Gold Holding Corporation Capital Increase

On July 7, 2006, Lottomatica S.p.A. and Invest Games S.A have executed the increase of capital to Gold Holding Corporation totaling 1,350 million USD (75% of the Share Capital) and 450 million USD (25% of the Share Capital).

Acquisition of Lis and Sed Multitel residual stock

Following the deliberations of the Totobit Informatica Software & Sistemi Board of Directors Meeting of 25 July and of the Managing Director and Chairman of Lottomatica S.p.A.'s meeting of 27 July urgently undertaken following Article 18.2 of the Articles of Association, Totobit Informatica Software & Sistemi S.p.A. bought 160,000 shares held by Rete Base 2001 S.p.A in Sed Multitel S.p.A capital (20% of total) for a sum of 3,200,000 Euro and Lottomatica S.p.A. bought 750 shares held by Arianna 2001 S.p.A in Lis S.p.A capital (representing 7.5% of the total capital) for a total sum of 10,800,000 Euro. This was a single project in order to buy out the residual shares held in capital of Lottomatica Group by companies reporting to the Federazione Italiana Tabaccai – FIT.
As a result, Lottomatica S.p.A. has become the only shareholder of Lis S.p.A and Totobit Informatica Software & Sistemi holds 80% of Sed Multitel S.p.A. Lottomatica S.p.A holds the remaining 20% of Sed Multitel S.p.A..
The price of both acquisitions has been established based on the estimated current value of both companies, sustained by *Deloitte & Touche* through the *fairness opinion* where the Discounted Cash Flow financial method has been used, and confronted with the Multiple Stock Exchange method.

GTECH Operation

a) *closing*
On August 29, 2006, prior to the authorization of the Board of Directors on such a date, the closing has gone through of the acquisition of Gtech Holdings Corp., an American company leader in the technological sector for games and services, as deliberated by the Lottomatica Board of Directors on 10 January 2006.

b) financing operation
As noted, the GTECH acquisition has been financed through: 1) the proceeds from a Capital Increase for Lottomatica completed through the registration in Registro delle Imprese di

Roma on July 6, 2006, equal to about 1.46 billion Euro; 2) proceeds from the emission, on behalf of Lottomatica, of a subordinate interest-deferrable Capital Securities of 750 million Euro expiring 2066; 3) an inter-bank financing in two tranches up to a total amount of 1.90 billion Euro; 4) disposable financial resources for Lottomatica for an amount of 416 million Euro.

Parts of the sources of financing directly procured by Lottomatica have been put in availability to the subsidiary Gold Acquisition Corp. for the payment of the corresponding GTECH shares. At the outcome of such operation, the Capital Share of the subsidiary Gold Holding Corp. holds 100% of Gold Acquisition Corp.'s capital now holds 100% of GTECH which is controlled 75% by Lottomatica and 25% by the Luxemburg company Invest Games S.A, which is always controlled by Lottomatica through Nova Prima S.r.l. (100%). In relation:

- Nova Prima deliberated an increase in capital with the help of a share premium for a total amount equal to 360.12 million Euro, at the moment paid to Lottomatica;
- Nova Prima has therefore carried out an ordinance to Invest Games S.A. for a similar value of about 360 million Euro, including the share premium;
- Gold Holding deliberated a capital increase of about 1,350 million USD, through the emission of privileged shares in the allocation of profits which have been entirely signed over to Lottomatica as well as another capital increase of about 450 million USD through the emission of ordinary shares entirely signed over to Invest Games.

As of July 31, 2006, the interests matured in favor of Gold Acquisition (now GTECH) are deposited waiting for the closing of the operation. These amount to 6,105,973.32 USD.

At the time of the approval of the Consolidated Financial Statement as of June 30 , 2006 Gtech Financial Statement at the closing date is not available.

c) Changes to the Lottomatica Board of Directors

Immediately following the closing:

- Board members Pierluigi Celli and Antonio Tazartes resigned on May23, 2006;
- Board members Marco Boroli, Roberto Drago and Antonio Belloni (in reference as Executive Committee member) have presented their resignation while Mr. Rosario Bifulco has presented his resignation as Chairman and President of the Executive Committee.

Due to the increase in activity and interests regarding the acquisition of GTECH Holdings Corp., Bruce Turner, Robert Dewey Jr., James F. McCann, Anthony Ruys, Gianmarco Tondato da Ruos have been nominated in cooptation of Article 2386 of the Italian Civil Code to substitute the aforesaid resignations that will be carried at the next Board Meeting.

The responsibilities and functions of the General Director for the Italian division of the Company have been confirmed and granted to Mr. Marco Sala. New Board Member Mr. Bruce Turner has been nominated General Director-CEO with the responsibilities for activities related to the new Holding of the Group, foreign division (non-Italian) of the business, as well as the coordination of Italian and foreign business activities. The powers of Managing Director (CEO) have been granted to both Mr. Sala and Mr. Turner.

The New Board Member Mr. Robert Dewey Jr., has been nominated Vice President.

Capital Increase

On August 29, 2006 the Board of Directors partially executing the delegation from the Shareholders' Meeting of April 12, 2006 deliberated an increase in Share Capital pursuant to Articles 2443 and 2441, last section, of the Italian Civil Code. The increase was achieved through the issuance of ordinary shares of 1.00 Euro each sold at a unitary price of 25.425 Euro and thus with an earning of 24.452 Euro per share for a total of 2 million Euro.

The capital increase deliberated on August 29, 2006 is used for the assignment of stock option plans for the employees of Lottomatica S.p.A and its subsidiaries. The increase was

originally approved in the Shareholders' Meeting of April 12, 2006. Its aim is to reinvestment the proceeds of exercised stock options assigned to Lottomatica S.p.A. and to GTECH on behalf of the stockholders. The assigned shares are subject to a temporary constraint which will be dissolved in case of a cessation of professional relations.
The Board of Directors has resolved that in the case in which the decided increase is not entirely endorsed by December 31, 2007 it will remain within the subscribed limits until such date

8. STOCK OPTION PLANS

FOREWORD

On December 20, 2005 the merger of Lottomatica S.p.A. and FinEuroGames S.p.A into NewGames S.p.A was completed. It has retaken the name of the incorporated Lottomatica S.p.A., therefore taking over all relations including those related to the stock option plans in favor of the corporate representatives and company employees of the Lottomatica Group.

2003 – 2005 Plans

The Extraordinary Shareholders' Meeting of the merging company NewGames S.p.A. held on September 21, 2005, passed the following resolutions, with effect from the effective date of the above merger and in accordance with the resolutions passed by the merged company Lottomatica S.p.A. in its Extraordinary Shareholders' Meeting on April 14, 2003, and in its Board of Directors' Meeting on June 11, 2003, setting December 31, 2008, as the deadline for subscriptions:

- a capital increase against payment, in divisible form, for a maximum of € 2,439,110.00, with the issue, including in more than one issue, of a maximum of 2,439,110 new ordinary shares, with a par value of € 1.00 each, regular enjoyment, excluding the right of option under Article 2441, paragraph 5, of the Italian Civil Code, serving the exercise of no. 2,439,110 options already assigned and still exercisable within the framework of the stock option plan available to employees of the merged company Lottomatica S.p.A. and its direct or indirect subsidiaries;

- a capital increase against payment, in divisible form, for a maximum of € 1,422,667.00, with the issue, including in more than one issue, of a maximum of 1,422,667 new ordinary shares, with a par value of € 1.00 each, regular enjoyment, excluding the right of option under Article 2441, paragraph 5, of the Italian Civil Code, serving the exercise of no. 1,422,667 options already assigned and still exercisable within the framework of the stock option plan available to directors of the of the merged company Lottomatica S.p.A..

The Extraordinary Shareholders' Meeting of the merging company NewGames S.p.A. held on September 21, 2005, also passed the following resolution, with effect from the effective date of the above merger and in accordance with the resolutions passed by the merged company Lottomatica S.p.A. in its Extraordinary Shareholders' Meeting on April 14, 2003, and in its Board of Directors' Meeting on May 13, 2004, setting December 31, 2008, as the deadline for subscriptions: a capital increase against payment, in divisible form, for a maximum of € 223,175.00, with the issue, including in more than one issue, of a maximum of 223,175 new ordinary shares, with a par value of € 1.00 each, regular enjoyment, excluding the right of option under Article 2441, paragraph 5, of the Italian Civil Code, serving the exercise of no. 223,175 options already assigned and still exercisable within the framework of the stock option plan available to employees of the merged company Lottomatica S.p.A. and its direct or indirect subsidiaries.

To date, the stock options under the 2003-2005 plans have matured and either have become or will become exercisable, as the case may be, when the requirements are satisfied specified in their respective regulations.

2005 – 2010 Plans

The same Extraordinary Shareholders' Meeting of the merging company NewGames S.p.A. held on September 21, 2005, also passed the following resolutions, again with effect from the effective date of the above merger and in accordance with the resolutions passed by the merged company Lottomatica S.p.A. in its Extraordinary Shareholders' Meeting on April 12, 2005, and in its Board of Directors' Meetings on May 12 and/or July 21, 2005, setting December 31, 2010, as the deadline for subscriptions:

- a capital increase against payment, in divisible form, for a maximum of € 297,580.00, with the issue, including in more than one issue, of a maximum of 297,580 new ordinary shares, with a par value of € 1.00 each, regular enjoyment, excluding the right of option under Article 2441, paragraph 5, of the Italian Civil Code, serving the exercise of no. 297,580 options already assigned by the merged company Lottomatica S.p.A. and still exercisable within the framework of the stock option plan available to managers of the merged company Lottomatica S.p.A. and/or its subsidiaries;

- a capital increase against payment, in divisible form, for a maximum of € 57,016.00, with the issue, including in more than one issue, of a maximum of 57,016 new ordinary shares, with a par value of € 1.00 each, regular enjoyment, excluding the right of option under Article 2441, paragraph 5, of the Italian Civil Code, serving the stock option plan available to managers of Lottomatica and/or its subsidiaries in relation to no. 57,016 options still attributable by the merged company Lottomatica S.p.A. within the framework of this plan;

- a capital increase against payment, in divisible form, for a maximum of € 219,812.00, with the issue, including in more than one issue, of a maximum of 219,812 new ordinary shares, with a par value of € 1.00 each, regular enjoyment, excluding the right of option under Article 2441, paragraph 5, of the Italian Civil Code, serving the exercise of no. 219,812 options already assigned by the merged company Lottomatica S.p.A. and still exercisable within the framework of the stock option plan available to directors of the merged company Lottomatica S.p.A..

Delegation of powers of the Board of Director

- The Extraordinary Shareholders' Meeting of the merging company NewGames S.p.A held September 21, 2005 resolved to delegate the Board of Directors, pursuant to Article 2443, paragraph 2 of the Italian Civil Code, for a period of 5 years from the resolution, the power to implement a capital increase against payment, on one or more occasions, for a maximum nominal amount of 8,326,520.00 Euro excluding the right of option, serving, inter alia, one or more stock option plans available to directors of the Company and to managers of the Company and/or its subsidiaries, up to a maximum limit of 1,205,777.60 Euro for the first year and 1,780,185.60 Euro for each year thereafter, without the possibility of cumulating any unused portion in a given year with the portions attributable to subsequent years.

- The Extraordinary Shareholders' Meeting of April 12, 2006 finally deliberated to attribute to the Board of Directors for a period of 5 years from the resolution the power to implement a capital increase against payment, on one or more occasions, pursuant to Article 2443, paragraph 2 of the Italian Civil Code for a total nominal amount of 1,720,000,000.00 Euro of which 50,000,000.00 Euro for the employees of Lottomatica

S.p.A. and/or its subsidiaries without the right to option according to Article 2441, last section of the Italian Civil Code.

Stock option plans were valued according to the Black-Scholes option-pricing model.
Below is the statement summarizing the assumptions relating to the determination of the stock option plans' fair value:

SUMMERY OF OPTIONS EXERCISED IN 2006 – monthly breakdown up to 06/30/2006

	New price 11.3281			New price 15.0361	
Period	2003-2005 Plan (options relative to 2003) allotment price € 14.63	2003-2005 Plan (options relative to 2004) allotment price € 14.63	2003-2005 Plan (options relative to 2005) allotment price € 14.63	2004-2005 Plan (options relative to 2004) allotment price € 18.338	2004-2005 Plan (options relative to 2005) allotment price € 18.338
January	109,880	-			
February	808	35,700		35,625	
March	2,342,792	32,000			
April	278,829	13,200			
May			15,000		4,600
June	337,333				
Subtotal	**3,069,642**	**80,900**	**15,000**	**35,625**	**4,600**
				TOTAL	**3,205,767**

STOCK OPTION PLANS - updated on 06/30/2006

STOCK OPTION PLAN AS OF 06/30/2006	Options outstanding at the beginning of the period (01.01.2006) assigned after exercised and released in the previous period			Options outstanding at the beginning of the period (01.01.2006) matured after exercised and released in the previous period		Options assigned over the period (01.01.2006)		Options cancelled over the period		Options exercised over the period (January - June 2006)	Options outstanding at the end of the period (06/30/2006) (matured/assigned in 2005-2006 plan) after exercised and annulled throughout the period	Options exercised at the end of the period (December 2006)
	No. Of Options	Scheduled Price	06.20.06 Scheduled Price	No. Of Options	Scheduled Price	No. Of Options	Scheduled Price.	No. Of Options	Weighted average exercise price	No. Of Options	No. Of Options	No. Of Options
2003-2005 Plan Chairman	240,667	14.63	11.3281	240,667	14.63					240,667		
2003-2005 Plan General Manager	2,026,000	14.63	11.3281	2,026,000	14.63					2,026,000		
2003-2005 Plan Joint General Manager	1,012,000	14.63	11.3281	1,012,000	14.63					674,666	337,334	337,334
2003-2005 Plan Executives	613,750	14.63	11.3281	583,108	14.63					224,209	358,899	8,499
2004-2005 Plan Executive	223,175	18.338	15.0361	223,175	18.338					40,225	182,950	14,100
2005-2010 Plan President e AD	124,476	26.47	23.1681								124,476	
2005-2010 Plan General Manager	95,336	26.47	23.1681								95,336	
2005-2010 Plan Executives	277,420	26.47	23.1681					6,180			271,240	
Total	**4,612,824**			**4,084,950**		-	-	**6,180**	-	**3,205,767**	**1,370,235**	**359,933**

9. INFORMATION BY SEGMENT

The identification of segments within Lottomatica Group has been carried out taking into account the nature of the business activities. Specifically, the segments are games and services, whose operations are entirely carried out in Italy. Accordingly, the information on the secondary segment, or geographical segment, is not reported.
Take note that Games includes operations relating to Lotto, instant and traditional lotteries and gaming machines. Instead, Services includes citizen services, business services and utilities bill payment.
Specific allocation parameters have been identified for assets/liabilities and costs that are not clearly attributable to the single segments. Assets/liabilities and costs that are not attributable using the aforesaid parameters have been shown in a separate column under "unallocated items".

Segment Reporting *(thousands of euros)*	**GAMES**			
	30/06/2006	**30/06/2005**	**2^ Q year 2006**	**2^ Q year 2005**
Revenues from third-party customers	302,042	286,475	131,768	115,850
Intercompany revenues	-	-	-	-
Total Revenues	302,042	286,475	131,768	115,850
Capitalization of internal construction costs - materials and consumables	-	-	-	-
Changes in inventories	-121	-	-121	-
Other costs related to the segment result	105,711	113,267	57,879	67,604
Other provisions	2,810	1,825	250	1,810
SUB TOTAL	**193,642**	**171,383**	**73,760**	**46,436**
Amortization and depreciation	16,802	16,290	8,170	8,890
Write-down of fixed assets	6,262	-	222	-
Write-down from impairment	-	-	-	-
Write-down of receivables	300	-	300	-
Operating Profit	**170,278**	**155,093**	**65,068**	**37,546**
Financial incomes (charges)				
Value adjustment to financial assets				
Taxes				
Profit/losses for the period				

Segment Reporting *(thousands of euros)*	**GAMES**	
	30/06/2006	**31/12/2005**
Profits/Losses from companies valued at equity	-	
Costs for operating investments	12,809	57,290
Total segment assets	791,315	789,047
Total segment liabilities	75,424	240,094
Capital invested in Property, Plant and Equipment and Intangible Assets	548,401	561,738

Segment Reporting (thousands of euros)	SERVICES			
	30/06/2006	30/06/2005	2^ Q year 2006	2^ Q year 2005
Revenues from third-party customers	36,759	27,964	17,355	13,139
Intercompany revenues	-	-	-	-
Total Revenues	36,759	27,964	17,355	13,139
Capitalization of internal construction costs - materials and consumables	-	-59	-	-34
Changes in inventories	-1,229	-258	-1,229	35
Other costs related to the segment result	15,692	11,715	8,319	4,676
Other provisions	-	-	-	-
SUB TOTAL	**22,296**	**16,566**	**10,265**	**8,462**
Amortization and depreciation	2,698	1,913	1,402	802
Write-down of fixed assets	-		-	-
Write-down from impairment	-		-	-
Write-down of receivables	81		-1	-156
Operating Profit	**19,517**	**14,653**	**8,864**	**7,816**
Financial incomes (charges)				
Value adjustment to financial assets				
Taxes				
Profit/losses for the period				

Segment Reporting (thousands of euros)	SERVICES	
	30/06/2006	31/12/2005
Profits/Losses from companies valued at equity	-	
Costs for operating investments	2,837	12,189
Total segment assets	305,975	330,996
Total segment liabilities	202,739	211,239
Capital invested in Property, Plant and Equipment and Intangible Assets	239,955	240,002

Segment Reporting *(thousands of euros)*	**UNLOCATED ITEMS**			
	30/06/2006	**30/06/2005**	**2^ Q year 2006**	**2^ Q year 2005**
Revenues from third-party customers	1,686	3,032	1,058	-335
Intercompany revenues	-	-	-	-
Total Revenues	1,686	3,032	1,058	-335
Capitalization of internal construction costs - materials and consumables			-	-
Changes in inventories			-	-
Other costs related to the segment result	30,664	21,846	10,012	2,062
Other provisions	-	-	-	-
SUB TOTAL	**-28,978**	**-18,814**	**-8,954**	**-2,397**
Amortization and depreciation	4,522	3,865	2,492	2,125
Write-down of fixed assets	-		-	-
Write-down from impairment	-		-	-
Write-down of receivables	-		-	-
			-	-
Operating Profit	**-33,500**	**-22,679**	**-11,446**	**-4,522**
Financial incomes (charges)				
Value adjustment to financial assets				
Taxes				
Profit/losses for the period				

Segment Reporting *(thousands of euros)*	**UNLOCATED ITEMS**	
	30/06/2006	**31/12//2005**
Profits/Losses from companies valued at equity	-	
Costs for operating investments	6,906	24,375
Total segment assets	2,554,416	370,454
Total segment liabilities	1,452,567	526,909
Capital invested in Property, Plant and Equipment and Intangible Assets	32,621	30,895

Segment Reporting *(thousands of euros)*	CONSOLIDATED ACCOUNTS			
	30/06/2006	30/06/2005	2^ Q year 2006	2^ Q year 2005
Revenues from third-party customers	340,487	317,471	150,181	128,654
Intercompany revenues	-	-	-	-
Total Revenues	340,487	317,471	150,181	128,654
Capitalization of internal construction costs - materials and consumables	-	-59	-	-34
Changes in inventories	-1,350	-258	-1,350	35
Other costs related to the segment result	152,067	146,828	76,210	74,342
Other provisions	2,810	1,825	250	1,810
SUB TOTAL	**186,960**	**169,135**	**75,071**	**52,501**
Amortization and depreciation	24,022	22,068	12,064	11,817
Write-down of fixed assets	6,262	-	222	-
Write-down from impairment	-	-	-	-
Write-down of receivables	381	-	299	-156
			0	0
Operating Profit	**156,295**	**147,067**	**62,486**	**40,840**
Financial incomes (charges)	-88,665	-6,771	-70,865	-2,845
Value adjustment to financial assets	-	-35	-	-35
Taxes	-35,722	-55,829	-1,140	-15,003
Profit/losses for the period	**31,908**	**84,432**	**-9,519**	**22,957**

Segment Reporting *(thousands of euros)*	CONSOLIDATED ACCOUNT	
	30/06/2006	31/12/2005
Profits/Losses from companies valued at equity	-	
Costs for operating investments	22,552	93,854
Total segment assets	3,651,706	1,490,497
Total segment liabilities	1,730,730	978,242
Capital invested in Property, Plant and Equipment and Intangible Assets	820,977	832,635

10. SIGNIFICANT JUDICIAL AND ARBITRATION PROCEEDINGS AS OF JUNE 30, 2006

1. LOTTOMATICA/AAMS ARBITRATION PROCEDURE

LOTTOMATICA, by availing itself of the arbitration clause provided for by Article 30 of the LOTTO CONCESSION, filed a request for arbitration notifying *AAMS* of the will to refer the settlement of the dispute arisen between the parties as to the concession interpretation referred to in the Ministerial Decree of March 17, 1993, to an arbitration board. Specifically, LOTTOMATICA asked for the Arbitration Board to ascertain and declare that the initial date for the enforcement of the LOTTO Game license is June 8, 1998; (the date when the Permanent Representation of Italy to the European Union of Brussels notified that the infringement procedure No. 91/0619, "Automated Lotto Game" initiated by the European Commission before the Court of Justice against the Republic of Italy had been terminated) and that, as a result, the final expiration date for the LOTTO CONCESSION was June 8, 2016.

LOTTOMATICA came to such a conclusion by virtue of the fact that the Ministerial Decree of November 8, 1993, provided that the enforceability of the agreement was conditional on the Court of Justice considering the concession clauses not to be contrary to the Treaty provisions. Therefore, as a consequence of the non-retroactivity of the administrative action, the license would only become effective on June 8, 1998.

The Board formed on March 7, 2005 followed the application by LOTTOMATICA and deposited an award issued on August 1, 2005.

The Arbitration Award was contested by *AAMS* before the Court of Appeals of Rome, pursuant to Article 828 of the Italia Code of Civil Procedure, with notice serviced at the legal offices of LOTTOMATICA on December 15, 2005, and at LOTTOMATICA on December 30, 2005. The first hearing was held on April 20, 2006. It has however been postponed to January 28, 2010 in order to clarify the conclusions. Lottomatica did not present itself on the April 20 hearing so as to not correct the appeal's flaws. The appeal of nullity was in fact notified within term to the Defense but out of turn to the Company. Such a decision was taken on behalf of the legal advice given to the Company where it was clarified that Lottomatica would not have forsaken any exception or defense.

In regard to the decision taken by the Court of Appeals the Company will reestablish itself with the appropriate record.

2. DATASIEL- SISTEMI TECNOLOGIE DI INFORMATICA S.P.A. ARBITRATION

On April 22, 2003, Datasiel – Sistemi Tecnologie di Informatica S.p.A initiated an arbitration proceeding against LOTTOMATICA to establish that the expiration date of its agreement with LOTTOMATICA, concerning the management of the Multi-Area Data Processing Centre in Genoa, was established at least on April 17, 2012.

On October 10, 2003, LOTTOMATICA, appeared before the court, questioned these arguments and asked to assess the expiry of the contract; it also filed a counterclaim for violation of the contractual guarantee of competitive fees charged by Datasiel, asking to be refunded the greater amount paid to Datasiel for the services rendered.

By an award issued on July 26, 2005, the Arbitration Board:

1) ascertained the validity and effectiveness of the contract entered into between the parties, as well as the non-compliance by LOTTOMATICA with the obligations undertaken under the contract, declaring LOTTOMATICA itself to be bound to comply with the contract and to pay Datasiel the total amount of € 2,500,000 by way of compensation for damages due to non-compliance;
2) ascertained the breach by Datasiel of the guarantee obligation correlated to the non-competition clause under the abovementioned contract, and ordered Datasiel to pay LOTTOMATICA the total amount of € 2,100,000.

Arbitration costs have been fully settled.
LOTTOMATICA, assisted by its counsel, filed the appeal with the Court of Appeals of Rome on December 28, 2005, requesting nullity of the award issued pursuant to Article 825 of the Italian Code of Civil procedure to be assessed *per errores in procedendo*. The first hearing is set down for 21 March 2006 and the decision was put off to the hearing set for July 7, 2009 for the stipulation of the conclusions.
The award issued exposes LOTTOMATICA to the risk of being required to pay Datasiel further damages, since the compliance with the contract is no longer topical nor possible.

3. TICKET ONE S.P.A. LITIGATION

On August 12, 2003, the company Ticket One S.p.A., active in the services industry and ticketing in particular, filed an appeal with the *TAR*, Regional Administrative Court of Lazio Region aimed at verifying, *inter alia*, LOTTOMATICA's obligation to make its own network available to third parties at the same conditions offered to its subsidiary LOTTOMATICA ITALIA SERVIZI.
Prior to notification of the aforementioned petition, the company Ticket One had formulated out of court its own petition to access the LOTTOMATICA network, in a note dated March 12, 2003. LOTTOMATICA acknowledged the above-mentioned note of Ticket One and rejected the requests submitted by it.
On December 3, 2003, Ticket One also served a writ of summons before a civil court, before the Civil Court of Rome, which essentially repeated the same claims submitted to the administrative court. Ticket One also asked to be reimbursed, for alleged unfair competition, an amount of € 10 million for illegitimate use of the network by LOTTOMATICA and LIS, in addition to a ruling prohibiting the company from performing any further act of unfair competition, and, alternatively, to have the network available.

LOTTOMATICA and LOTTOMATICA ITALIA SERVIZI appeared according to a formal procedure in both proceedings, and, taken into account that Ticket One had submitted the same claims before two different courts, filed an appeal for a preliminary proceeding to determine jurisdiction before the Joint Divisions of the Court of Cassation, asking the proceedings to be suspended.

At the hearing on June 24, 2004, the *TAR* of the Lazio Region accepted the request filed by LOTTOMATICA and LIS and suspended the proceeding, arranging for the documents to be referred back to the Court of Cassation. The Court of Cassation declared Lottomatica S.p.A. and LIS appeal to be inadmissible on February 9, 2006. As of today no other hearing has been scheduled.
The Civil Judge, regarding the proceedings at the Court of Rome of Lottomatica S.p.A. and LIS (writ of July 28, 2004), rejected and postponed the hearing to June 21, 2006. In the hearing of this date, the Judge declared a suspension for the Merger of Lottomatica S.p.A. into NewGames S.p.A.. On June 23, 2006, Ticket One presented a petition to revoke the hearing set for July 13, 2006. At this hearing, LIS legal representative agreed to Ticket One's petition due to indications supplied by the Legal Organ professionals. The Judge has therefore postponed to September 20, 2006.

In any case, according to the legal representatives of Lottomatica S.p.A. and LIS S.p.A, Ticket One's claim is unfounded.

4. ANTITRUST (LOTTOMATICA – SISAL)

On July 16, 2003, the Italian Competition Authority started a proceeding aimed at verifying an alleged understanding between LOTTOMATICA and its competitor SISAL in the gaming sector, and on July 18, 2003, said Authority carried out an inspection of the LOTTOMATICA offices.

LOTTOMATICA filed a confidentiality petition for the documents gathered at said offices, which was partly accepted. On June 10, 2004, the Competition Authority carried out another inspection at LOTTOMATICA's offices, gathering additional documentation on which LOTTOMATICA asked for a second confidentiality petition. On June 14, 2004, the Authority presented LOTTOMATICA with a request for information concerning the market value of the games, as well as the turnover and investments made by LOTTOMATICA in the period 2000-2003. During the proceeding the following persons were heard in addition to the parties SISAL and LOTTOMATICA: FIT, the foreign operator GTECH, the then Managing Director of the company Formula Giochi and the Associazione di Totoricevitori UTIS and, finally, *AAMS*.
In a notice dated August 3, 2004, as a result of the documentation gathered and the hearings held, the Authority sent the findings of its preliminary investigation. LOTTOMATICA filed the legal brief and on October 13, 2004, the final hearing was held.
At its meeting of November 25, 2004, the Competition Authority resolved to close the preliminary investigation fining LOTTOMATICA and SISAL by a sum, pursuant to current regulations, proportionate to their individual turnover, amounting to 8 million Euro and 2.8 million Euro, respectively. The Authority also ordered LOTTOMATICA and SISAL to end their conduct tending to distort competition, requiring them to give notice of the measures taken within 90 days.
LOTTOMATICA challenged the reasonableness of the accusations made against it by the Authority, filing an appeal through its counsels with the *TAR* against the decision, requesting, *inter alia,* the suspension of the above order.
At the hearing on March 2, 2005, the *TAR* rejected the request to suspend payment of the pecuniary sanction and accepted the ancillary request for suspension, given the generic contents of the warning given by the Authority.
The hearing to discuss the merits of the case was scheduled for May 4, 2005.
On March 24, 2005, Stanley International Betting Limited served its own appearance *ad opponendum* in the appeals filed by SISAL and LOTTOMATICA, and asked that the contested Competition Authority order be confirmed.
In compliance with the order issued by the *TAR* of the Lazio Region on March 2, 2005, AGCM notified LOTTOMATICA and SISAL of the resolution passed during its own meeting on March 31, 2005.
LOTTOMATICA and SISAL, with additional motivations, challenged the aforementioned resolution by the Authority, once again contesting its generic nature.

By a ruling published on June 15, 2005, the *TAR* of the Lazio Region rejected the appeals and the additional grounds filed by LOTTOMATICA and SISAL.
The grounds for the penalty imposed by the Authority were made known on November 30, 2005 by filing the judgment. With the assistance of its counsel, LOTTOMATICA prepared its appeal against the decision handed down by the Court of first instance, filing its own appeal on March 29, 2006.

In any case and with reservations, LOTTOMATICA has paid the fine of 8 million Euro and complied with the order to send the notice requested by the Authority in which all operators of the bet collection points were informed that they had the option of associating with other operators for games other than LOTTO Game, lotteries and Scratch and Win lottery. By a notice of October 25, 2005, the Authority notified LOTTOMATICA of having acknowledged that the order in question has been duly complied with.

5. <u>GAMING MACHINES</u>
SAPAR, the national association for public amusement machines, and FM S.r.l. - with reference to the tender called for by *AAMS* in April 2004 to select licensees for the activation and operation of GAMING MACHINES - closed in July 2004 with the execution of the license

agreements with the ten operators identified (including LOTTOMATICA Temporary Business Combine) - filed an appeal before the *TAR* of the Lazio Region aimed, *inter alia*, at obtaining the suspension and eventual annulment of the call for tenders.
LOTTOMATICA, in its capacity as representative of the LOTTOMATICA Temporary Business Combine, and the other licensees appeared before the court *ad opponendum*.
With an order on June 9, 2004, the *TAR* of the Lazio Region rejected the suspension request filed by the plaintiffs, while on May 31, 2005, rejected the appeal by judgment No. 4296/2005.
The annulment, upon prior suspension, of the call for tender in question was also requested by a number of Video lottery operators (Aliffi and others) by a separate appeal filed with the *TAR* of the Lazio Region. This appeal was combined with the previous one and rejected with the same judgment No. 4295/2005.
On November 3, 2005, SAPAR and FM filed the appeal before the State Council, reiterating the reasons left unacknowledged by the TAR.
Aliffi and others also presented an appeal. The State Council combined the appeals and the first hearing took place on March 14. On the same date, the State Council, in acknowledging the Merger of LOTTOMATICA and NEWGAMES S.P.A. declared the interruption of the process. On July 26, 2006 SAPAR and FM notified their intention to summarize. As of today, the State Council has not fixed a new hearing. In any case, LOTTOMATICA feels that both appeals are unfounded.

6. INSTANT AND TRADITIONAL LOTTERIES

LOTTOMATICA, as representative of a Temporary Business Combine under formation, took part in the tender called for by *AMMS* to assign services for managing the instant and traditional lotteries.
In a note addressed to LOTTOMATICA dated July 30, 2001, the AAMS notified that the tender contract had been awarded to the LOTTOMATICA Temporary Business Combine (made up of LOTTOMATICA as well as SCIENTIFIC GAMES, Arianna 2001 S.p.A., Poligrafico Calcografica & Cartevalori S.p.A., EIS, Tecnost Sistemi S.p.A. and Servizi Base 2001 S.p.A.).
The tender documents have been targeted by a number of contestations that can be summarized as follows:

a) appeal filed by SISAL: at the hearing on April 10, 2002, SISAL filed its own waiver of the records of the case, thus causing the appeal to be considered unfounded;
b) appeal filed by the CONSIRIUM Consortium under formation (composed of Autogrill, Gtech, Oberthur Gaming Technologies and others): the Consortium dismissed its claim at the hearing on June 17, 2003. The TAR of the Lazio Region then rejected the appeal. The hearing to discuss the merits of the case was held on November 18, 2003, before the State Council. During the hearing, the State Council acknowledged the statement submitted by the counsel to LOTTOMATICA regarding the merger by incorporation of LOTTOMATICA into TYCHE S.P.A. and the resulting change in company name of the merging company to LOTTOMATICA, and thus declared the dispute suspended pursuant to Article 300 of the Italian Code of Civil Procedure. Only GTECH and OBERTHUR GAMING TECHNOLOGIES s.a.s. served the notice of reinstatement. At the hearing on October 28, 2004, the plaintiff companies asked for the trial to be stricken from the docket;
c) appeal filed by the ESULTALIA Consortium (composed of SNAI, VENTURINI e C. S.p.A., POSTE ITALIANE and ETI): Poste Italiane and ETI took part *ad adiuvandum* in the appeal filed by Snai and Venturini contesting the award on July 30, 2001. At the hearing on May 14, 2003, Poste Italiane and ETI asked for the trial to be stricken from the docket. On July 21, 2003, SNAI and VENTURINI notified all subjects involved that it was renouncing its appeal, making it impossible to contest the adjudication following which a proper License Agreement was entered into by

the LOTTOMATICA Temporary Business Combine. It should be noted that in December 2002, SNAI, Venturini, Poste Italiane and ETI requested *AAMS* to proceed to make the award to them. In a note dated January 21, 2003, *AAMS* replied that it was not in a position to make the award until the outcome of the dispute. Snai then challenged this note and Venturini as further grounds added to the previous appeal and by Poste Italiane and ETI in a separate appeal. On July 17, 2003, Poste Italiane and ETI filed a petition for scheduling a hearing to settle the dispute which, as mentioned, referred to the deed of January 21, 2003, in which *AAMS* refused to assign the tender to Esultalia Consortium. Furthermore, on July 25, 2003, Poste Italiane and ETI asked the State Monopolies not to rule until the administrative court had issued its judgment.

According to the counsels to LOTTOMATICA, the appeal by Poste Italiane and ETI cannot have any effect on the assignment in favor of LOTTOMATICA Temporary Business Combine, which was *confirmed and cannot be challenged, also taking into account the waiver of the main* appeal by Snai and Venturini. Indeed, Poste Italiane and ETI appeal is directed against the note by *AAMS* dated January 21, 2003, stating that it will not make an assignment and not against the assignment. Again according to the counsels to LOTTOMATICA, the request by Poste Italiane and ETI thus proceeds in a direction diametrically opposed to the outcome of the appeal - not to further defer the assignment - and therefore the separate appeal by Poste Italiane and ETI can only be resolved by dismissal for lack of merit.
Moreover, as confirmed by the counsels to LOTTOMATICA, the deadline has passed for Poste Italiane and ETI to contest the confirmation of the assignment in favor of LOTTOMATICA Temporary Business Combine by *AAMS*, thus causing them to lose interest to prosecute proceedings.

7. INTERRUPTION OF THE NETWORK SERVICE (AAMS/BNL MULTISERVIZI)

On June 18, 2005, LOTTO Game wagers collection service was interrupted in an alternate manner, affecting almost all terminals connected to data transmission network managed by BNL-ALBACOM. After reconfiguring the network, during the night between June 18 and 19, 2005, the malfunction was put right and the data transmission lines resumed. *AAMS* calculated that the revenue loss amounted to about 7.5 million Euro and subsequently filed a claim for damages on July 7, 2005.
On the following August 12, 2005 LOTTOMATICA paid *AAMS* the amount that the latter was claiming, while contesting the legitimacy of the claim and reserving the right to bring its case before the appropriate authorities.

In addition, LOTTOMATICA *contested the network service malfunction on June 18, 2005,* with the provider BNL Multiservizi, reserving the right to apply the contractual penalties and to claim compensation for further damages that were incurred and to terminate the contract. BNL Multiservizi rejected LOTTOMATICA's claims, declaring that it was not liable for the service malfunction. Therefore, LOTTOMATICA, on September 14, 2005, following payment of Euro 7.5 million to *AAMS*, requested that BNL Multiservizi immediately pay the sum and notified the intention to start the arbitration proceeding to ascertain that the contract has been terminated due to breach of contract by the latter.

Following BNL Multiservizi's further refusal, on November 2, 2005, LOTTOMATICA served BNL Multiservizi itself the document declaring the appointment of its arbitrator, in the person of Professor Berardino Libonati, requesting assessment to terminate the contract, owing to default and negligence of BNL Multiservizi, and ordering BNL Multiservizi to pay LOTTOMATICA the sum of Euro 7,558,648.00, as well as the further damages suffered by LOTTOMATICA itself.

On November 23, 2005, BNL Multiservizi served notice that it had appointed Prof. Salvatore Pescatore as its arbitrator. At the same time it asked that LOTTOMATICA's requests be rejected and that the impact of the third weekly drawing of LOTTO and the other services conveyed on to its network be ascertained, quantifying any sums due from LOTTOMATICA in this regard.

Due to inability to reach an agreement between the two arbitrators for the nomination of the third arbitrator to carry out the functions of College President, Lottomatica S.p.A. presented its petition to the Civil Court of Rome notifying BNL Multiservizi on May 29, 2006. On June 20, 2006 a Presidential hearing was held where the parities asked to postpone the discussion considering the issue. The new hearing was set in Court on September 26, 2006.

8. SUMMONS OF FORMULA GIOCHI SHAREHOLDERS

On October 26, 2005, KARISSA HOLDING S.A., CORED INTERNATIONAL S.A, as well as Mr. Massimo MACI, shareholders of Formula Giochi S.p.A. in liquidation (a company operating in the collection of games and bets), served, on its own behalf and on behalf of Formula Giochi, a writ of summons on LOTTOMATICA and SISAL to appear by January 30, 2006, before the Court of Appeals of Rome, requesting to assess the liability of LOTTOMATICA and SISAL themselves for anticompetitive conducts sanctioned by the Competition Authority's decision of November 23, 2004, which, in the plaintiffs' view, was allegedly the cause for (i) the impossibility to transfer their share of Euro 3,007,000, and (ii) Formula Giochi's impossibility to access the gaming and betting market, provoking an impoverishment of Euro 34,200,000 of the corporate value of Formula Giochi. Therefore, the plaintiffs, on its own behalf and on behalf of Formula Giochi, requested LOTTOMATICA and SISAL be sentenced to jointly and severally pay damages amounting to a total of Euro 37,207,000.00.
Irrespective of a number of preliminary issues concerning, inter alia, the plaintiffs' right of action, the files of the proceeding instituted by the Competition Authority do not demonstrate that LOTTOMATICA's conduct was detrimental to Formula Giochi. On the contrary, the preliminary investigation records, taken verbatim in the Competition Authority's action to close the proceedings and, in particular, the statements delivered during the hearing of November 10, 2003 by the former managing director of Formula Giochi, prove that the "disintegration of the newly-born third pole" is to be ascribed to reasons not attributable to LOTTOMATICA. LOTTOMATICA appeared before the court according to a formal procedure on January 10, 2006. Formula Giochi S.p.A. appeared before the court at the hearing of January 30, 2006, in the person of its liquidator. At the hearing of February 6, 2006, the Court of Appeals allowed the parties 30 days to draw up notes. By an order dated March 15, 2006, the Court of Appeals granted the parties 30 days for the filing of briefs, as well as for the explanation and modification of the demands, of the exceptions and of the conclusions already formulated, and an additional 30 days for responses. By a brief dated March 31, 2006, Karissa and others, delivering their petitions following appearance before court of Formula Giochi S.p.A, acknowledged the execution of a settlement agreement between Formula Giochi S.p.A and Sisal S.p.A. to end the dispute pending between the parties. Under such agreement, Formula Giochi S.p.A is acknowledged the sum of € 500,000.00.
The brief, duly filed by Lottomatica, brought to notice that Karissa is no longer entitled to sue, following appearance before court by Formula Giochi S.p.A, and that Formula Giochi S.p.A's appearance is inadmissible, in addition to all the demurrers, preliminary and merits exceptions already submitted.
Regarding the merits, it was pointed out how the settlement of € 500,000.00 reached by Sisal and Formula Giochi S.p.A, against Formula Giochi S.p.A's claim of € 34,000,000.00, truly proves Formula Giochi S.p.A's claims, all the more that it blamed Sisal for the third pole fiasco, with which it had shared a common shareholder and a common director, and that it had made Formula Giochi S.p.A a fake proposal. Instead, such circumstances are groundless for Lottomatica, which had no relations whatsoever with Sisal, involving Formula

Giochi S.p.A (as proven by the Competition Authority's decision), or with Formula Giochi S.p.A.
The discussion of the case was put off to a new hearing established for July 3, 2006.
The July 3, 2006 hearing of was not held due to the Judge's absence and the case has been thus postponed to November 6, 2006.

<u>9. APPEAL FOR THE NETWORK TENDER</u>

On October 27, 2005 the ALBACOM – FASTWEB Temporary Business Combine filed an appeal against LOTTOMATICA before the *TAR* of the Lazio Region for annulment, prior to suspension, of all the tender documents related to the concession of the data transmission service on virtual private network for the LOTTO Game, called for by LOTTOMATICA, also requesting LOTTOMATICA to be sentenced of damages payment. LOTTOMATICA, by means of its deed for entry of appearance, requested rejection of the plaintiff's claims.
At the hearing of November 23, 2005, the ALBACOM - FASTWEB Temporary Business Combine waived its request for a stay of the proceedings. Until now no date has yet been fixed for the discussion of the merits of the case.

10. <u>"LAS VEGAS" INSTANTANEOUS LOTTERY PETITIONS</u>

Some payment request of the "Las Vegas" instantaneous lotteries (scratch and win) for non-winning tickets were presented to the National Lottery Consortium in April.
On July 17, 2006 243 petitions and 27 legal orders of payment were notified to the National Lottery Consortium. These amounted to about 3 million Euro in winnings. There have also been numerous requests for legal payments. The claims were identical in all requests that called for the payment of non-winning tickets. The players claim that according to their interpretation of the Game Regulations established with the Finance Ministry Decree of February 16, 2005, the amounts corresponding to the winnings indicated in the various areas of the tickets are paid every time cards with points from 10 to K appear even if the regulations state that all the cards must have the same points. As a matter of fact, the players sustain that <u>in all French cards games those cards with 10 to K have the same points.</u>
The Consortium considers these requests unfounded in that they do not follow the Game Regulations which explicitly describe the qualifications of a winning ticket. Nevertheless it cannot be excluded that in the case a Judge should emit a negative sentencing, this decision would constitute a precedent and therefore have a negative reflection on the other pending contentions.

<u>11. DARKENING OF GAME INTERNET SITES</u>

Non-authorized internet Game sites were "darkened" through an AAMS Decree on February 7, 2006.
A series of judicial actions were carried out respecting the aforesaid decree. Below there is a list of those where AAMS intervened Lottomatica ad adiuvandum considering the importance of the issue relative to the entire legal organization.

a) BETFAIR and other vs. AAMS (TAR Lazio)
   Betfair filed an appeal requesting the annulment of the cited Decree and the rehabilitation of its game sites.
   Lottomatica intervened in favor of AAMS sustaining the motives. The suspension request was held at the Chamber Council on 05/10/2006. The request was rejected. Betfair aversely appealed the rejection. The State Council rejected Betfair's appeal on July 26, 2006.
b) BETFAIR and others vs. AAMS (Civil Court of Rome)
   Betfair filed an appeal before the Civil Court of Rome following Article 700 c.p.c. The appeal requests the reactivation of their sites. Lottomatica explained its ad

adiuvandum intervention. The appeal was discussed on July 13, 2006. On the same date, the Judge reserved his judgment.

c) ASTRABET vs. AAMS and others (Civil Court of Rome)
Astrabet filed an appeal before the Civil Court of Rome following Article 700 c.p.c. requesting the reactivation of its sites. Lottomatica intervened in favor of AAMS sustaining the motives. The Court received the appeal on 04/10/2006. Lottomatica deposited a series of ad adiuvandum deeds and discussed the issue alongside AAMS. The Court received the claim resulting in a definitive rejection of Astrabet's request.

d) STANLEY, ASSOPROVIDER, ASSOCIAZIONE ITALIANA INTERNET PROVIDER vs. AAMS (TAR Lazio).
Stanley requested precautionary measures to TAR Lazio while the two Associations renounced the right to the discussion of such request. The TAR rejected Stanley's request on 05/11/2006. Stanley challenged the TAR's decision before the State Council. The State Council rejected Stanley's appeal on July 26, 2006.

12. LIABILITIES

As of June 30, 2006 the Group has current liabilities for €/000 306,098 which include *guarantees* of €/000 301,554 and €/000 4,544 for others.
The most significant regard:

- guarantees given to the various telephone operators (Tim Italia, Vodafone, Wind, H3G) and to the television network to assure the bonds employed by Lottomatica S.p.A. and Totobit S.p.A concerning the contract of prepaid credit recharge cards (€/000 197,966);
- guarantees given to Efibanca and Bance di Roma on behalf of the Finance Ministry to guarantee the bonds employed by Lottomatica S.p.A. concerning the Gioco del Lotto concessions (€/000 36,707);
- guarantees on behalf of the National Lottery Consortium relying on Lottomatica S.p.A. for AAMS to guarantee the fulfillment (by the Consortium) for all the derivative Convention bonds as reported in Article 10 of the Concession of October 14, 2003 (€/000 25,823);
- guarantees amounting to €/000 5,658 presented by Lottomatica S.p.A. and Lottomatica Italia Servizi S.p.A. to the Ufficio delle Entrate (Tax Office) for the credit used in the VAT accounting of the Group;
- RTI Videolot S.p.A guarantees to Lottomatica S.p.A. in favor of AAMS for (€/000 14.404) relative to the bonds connected to the Videolotteries concessions;
- Consorzio Lottomatica Giochi Sportivi guarantees to Lottomatica S.p.A. in favor of AAMS for (€/000 15,000)relative to the bonds pertaining to the Game;
- The companies of the Group guarantees to Lottomatica S.p.A. for the various contests for (€/000 3,914);
- Lottomatica S.p.A. to guarantee the location stipulation contracts (€/000 917);
- Lottomatica S.p.A. gives to Sogei guarantees for the horse-racing goodwill €/000 1,115;
- Others for €/000 48.

"Others" amounts to €/000 4,544 and includes:

- Three *patronage* letters(for a maximum of €/000 *3.920*) issued by Lottomatica S.p.A. in favor of the subsidiary LIS to guarantee the contractual bonds for the Juventus Calcio contracts (€/000 2,582), Torino Calcio for €/000 775 and Vicenza Calcio for €/000 258; and one *patronage* letter regarding the subsidiary PCC €/000 305.
- The amounts in deposit at Comit (€/000 *120*) for the golden tokens not withdrawn by the winners of the game called "Cinquinotto" of Lottomatica S.p.A.
- PCC liabilities for the subscription expiring on 1.1.2006 for €/000 504 regarding the financial stipulation for plants and machinery.

Lottomatica S.p.A. uses €/000 231,273 concerning the subsidiaries for the outsourcing connected to Banca Popolare di Bergamo for €/000 96,759, Banca Antonveneta for €/000 57,952, MPS for €/000 31,500, Unicredito for €/000 45,000, Deutsche Bank for €/000 62.

LIST OF COMPANIES INCLUDED IN THE CONSOLIDATION AREA AS OF 06/30/2006

List of significant Equity Investments as of 06/30/2006

Pursuant to Article 120 of Legislative Decree no. 58 of 02.24.1998

(to be published pursuant to Article 126 of CONSOB resolution No. 11971 of 14 May 1999)

Company	Activities	HQ	Shareholders' Equity (Values in /000) Equity Capital	Equity Reserve	Results	Total	% Ownership	Shareholder	Consolidation Method
Lottomatica S.p.A.	State licensed to manage Lotto and other public games	Rome	149,638	1,767,748	2,096	1,919,482			
Lottomatica Sistemi S.p.A.	Operation of the Centro di Elaborazione Multizona (Multi-Area Data Processing Center) in Naples, as well as technical and commercial assistance to the Group	Rome	5,165	3,268	2,347	10,780	100%	Lottomatica S.p.A.	Line-by-line
PCC GS S.p.A.	Production and supply of special paper products	TITO (PZ)	21,000	941	-461	21,480	100%	Lottomatica Sistemi S.p.A.	Line-by-line
Lottomatica Italia Servizi S.p.A	Citizen, business and ticketing services	Rome	2,582	28,430	7,938	38,950	92.5%	Lottomatica S.p.A.	Line-by-line
CartaLiS S.p.A.	Issue of electronic money	Rome	10,000	-555	-488	8,957	85.0%	Lottomatica Italia Servizi S.p.A	Line-by-line
Totobit Informtica S.p.A.	On-line services for citizens	Milan	3,043	6,899	3,004	12,946	100%	Lottomatica Italia Servizi S.p.A.	Line-by-line
TTS Srl	Software development and production to process and develop game systems at bet collection points	Marano di Napoli (NA)	100	215	27	342	100%	Totobit S.p.A.	Line-by-line
LIS Finanziaria S.p.A.	Financial services management for Lottomatica Group	Milan	1,000	1,035	197	2,232	100%	Totobit S.p.A.	Line-by-line
Sed Multitel S.p.A. (*)	Technological support for remote services for citizens	Milan	800	1,186	557	2,543	75.5%	Totobit S.p.A. / Lottomatica S.p.A.	Line-by-line
Consorzio Giochi Sportivi (**)	Sports pools management and operations	Rome	100	-1	-	99	89.63%	Lottomatica S.p.A. /Totobit S.p.A.	Line-by-line
Consorzio Lotterie Nazionali	Operation of instant and traditional lotteries	Rome	11,820	-2,994	11,997	20,823	63%	Lottomatica S.p.A.	Line-by-line
Videolot Gestione S.p.A.	Operation of video lottery machines purchased until the 3rd Quarter of 2005 and installed at Central-Southern Italy outlets	Rome	120	894	-2,714	-1,700	100%	Lottomatica S.p.A.	Line-by-line
RTI Videolot S.p.A.	Operation of remote network and direct management of amusement and entertainment machines	Rome	3,226	847	-420	3,653	100%	Lottomatica S.p.A.	Line-by-line
Cirmatica Gaming S.A.	Management and administration of financial and equity investments	Barcelona	54,156	74,196	1,464	129,816	100%	Lottomatica S.p.A.	Line-by-line
Nova prima S.r.L.	Management and administration of financial and equity investments	Novara	100	360,032	86	360,218	100%	Lottomatica S.p.A.	Line-by-line
Invest Games S.A.	Management and administration of financial and equity investments	Luxembourg	31,000	329,249	-4,049	356,200	100%	Lottomatica S.p.A./ Nova Prima s.r.l.	Line-by-line
Gold Holding	Management and administration of financial and equity investments	Delaware	-	-	-	-	100%	Lottomatica	Line-by-line
Gold Acquisition Corporation	Management and administration of financial and equity investments	Delaware	-	117	-1,934	-1,817	100%	Lottomatica	Line-by-line

(*): indirectly owned 55.5%

(**):indirectly owned 4.63%

Overview of Lottomatica S.p.A. on June 30, 2006

Lottomatica S.p.A. BALANCE SHEET - ASSETS – *(euros)*	*note*	June 2006	December 2005
A) Non-current assets			
Property, plant and equipment	*1)*	112,173,425	119,089,817
Goodwill	*2)*	622,896,607	622,896,607
Intangible assets	*3)*	5,051,021	6,114,817
Investments valued at equity	*4)*	0	0
Titles and shares	*5)*	514,884,754	154,760,308
Other assets	*6)*	3,282,668	394,552
Deferred tax assets	*7)*	44,594,193	38,243,520
Total non-current assets		**1,302,882,668**	**941,499,621**
B) Current assets			
Inventories	*8)*	5,500,154	5,175,781
Trade receivables and other receivables	*9)*	112,904,283	71,299,792
Current financial assets	*10)*	118,812,124	154,034,392
Other assets	*11)*	8,554,224	9,477,182
Cash and cash equivalents	*12)*	1,995,240,586	127,836,556
Total current assets		**2,241,011,371**	**367,823,703**
Total assets		**3,543,894,039**	**1,309,323,324**

Lottomatica S.p.A. BALANCE SHEET - LIABILITIES – *(euros)*		June 2006	December 2005
A) Shareholders' Equity	*15)*		
Share capital		149,637,927	89,009,280
Legal reserve		18,371,623	0
Share premium reserve		1,616,820,571	261,844,000
Other reserve		31,295,428	28,332,795
Net profit (loss) for the period		64,855,584	111,863,835
-) New profit (loss)		50,857,599	16,848,554
-) Period's profit (loss)		13,997,985	95,015,281
Total Shareholders' Equity		**1,880,981,113**	**491,049,910**
B) Non-current liabilities			
Staff Severance Fund	*17)*	5,522,365	4,647,378
Provisions for deferred taxes	*18)*	48,047,683	43,330,636
Long-term provisions	*19)*	6,184,624	5,665,282
Total non-current liabilities		**59,754,672**	**53,643,296**
C) Current liabilities			
Trade payables and other payables	*20)*	130,883,104	157,114,614
-) towards suppliers within 12		86,380,427	103,544,294
-) towards subsidiaries in/after 12 months		34,443,654	14,025,227
-) towards controlling companies in/after 12 months		204,510	173,390
-) towards controlling companies (tributary) in/after 12 months		8,427,560	38,425,984
-) towards co-partners in/after 12 months		1,426,953	945,719
Long-term loans		1,086,338,540	358,442,578
Short-term loans	*22)*	340,507,176	226,321,097
Short-term portions of long-term loans	*23)*	16,501,315	473,425
Other liabilities	*24)*	22,157,222	19,556,173
Payables for taxation	*25)*	6,770,878	2,722,231
Short-term portions of long-term provisions	*26)*	0	0
Total Current liabilities		**1,603,158,235**	**764,630,118**
TOTAL ASSETS AND LIABILITIES		**3, 543,894,039**	**1,309,323,324**

Lottomatica S.p.A. INCOME STATEMENT *(euros)*		June 2006	June 2005
Revenues	*27)*	**232,925,367**	**260,332,529**
Other revenues and proceeds (including extraordinary)	*28)*	**25,920,029**	**17,242,806**
Increase of internal construction costs, materials and consumables	*29)*	-	-
Change in inventories	*30)*	-23,731	-38,876
- Raw materials and consumables used	*31)*	11,232,144	11,136,965
- Services	*32)*	74,605,428	90,108,260
- Costs for personnel	*33)*	25,303,132	25,692,424
- Amortization and depreciation	*34)*	23,658,286	16,083,910
- Other operating costs	*35)*	4,775,604	4,452,057
Total costs		**139,574,594**	**147,473,616**
Profit		**119,247,071**	**130,062,843**
Financial income (charges)	*36)*	85,723,228	7,798,493
Adjustments to financial assets	*37)*	-	34,778
Share of income (charges) from equity investments in associated companies and JVs valued at equity	*38)*	-	-
Profit before taxes		**33,523,843**	**122,229,572**
Income taxes for the period	*39)*	19,525,858	49,101,444
Net profit from continuing operations		**13,997,985**	**73,128,128**
Profit from assets held for sale or discontinuing operations	*40)*		
Net profit for the period		**13,997,985**	**73,128,128**

LOTTOMATICA S.P.A. – CASH-FLOW STATEMENTS *(euros)*	**12/31/2005**	**06/30/2006**
Net profit before taxes for the period	**196,870,708**	**33,523,843**
Adjustments for:		
- Amortisation of tangible assets	5,802,339	15,080,900
- Amortisation of intangible assets	29,908,749	2,315,162
- (Appreciation) Depreciation from fixed asset alienation	-168,369	-19,584
- (Revaluation) devaluation of fixed assets	5,296,284	8,106,175
- Other non-monetary transactions	12,422,213	6,439,718
- Income taxes	-64,900,427	-19,525,858
Cash-flow from operating activities before changes in net working capital	**185,231,497**	**45,920,356**
Change in Net Working Capital	96,323,179	-67,266,737
Cash-flow from operating activities [a]	**281,554,676**	**-21,346,381**
Asset Investment :		
- intangible	-5,482,267	-1,251,366
- tangible	-67,434,196	-17,428,665
-financial	-4,717,323	-360,168,096
Proceeds from sales, or reimbursement, of fixed assets	4,518,151	1,177,566
Cash-flow from investing activities [b]	**-73,115,635**	**-377,670,561**
Financing variations and other taxes	-89,716,991	914,170,617
Capital increase and other Shareholders' Equity variations	9,062,488	1,495,348,786
Dividend distribution	-67,983	-119,415,548
Cash-flow from financing activities[c]	**-80,722,486**	**2,290,103,855**
Increase/(decrease) cash and cash equivalents [a+b+c]	**127,716,555**	**1,867,284,031**
Cash ad cash equivalents at the beginning of the period	120,000	127,956,555
Cash and cash equivalents at the end of the period	**127,956,555**	**1,995,240,586**

Shareholders' Equity of December 31, 2005 and June 30, 2006

Thousands of euros	Share Capital	Legal Resever	Share premium reserve	Share swap reserve	Other reserves	Period Results	Total Shareholders' Equity
Lottomatica s.p.a. as of 12/31/2005	**89,009**		**261,844**	**22,737**	**22,445**	**95,015**	**491,050**
Legal Resever		18,372				-18,372	-
Dividend Distribution			-74,182	-2,599		-42,635	-119,416
Destinazione risultato a nuovo					34,009	-34,009	0
Public offering Capital Increase	57,424		1,402,569				1,459,993
Stock Option Excerise	3,205		42,716				45,921
Capital Increase charges			-16,126				-16,126
Other changes					5,561		5,561
Results of the period						13,998	13,998
Lottomatica as of 06/30/2006	**149,638**	**18,372**	**1,616,821**	**20,138**	**62,015**	**13,998**	**1,880,981**

GRUPPO LOTTOMATICA giochi e servizi

Consolidated on June 30, 2006

Analysis of the Balance Sheet as of 30/06/2006 of the Companies included in the consolidation area

Reclassified Consolidated Balance Sheet (Companies under comparison)	LOT	CGS	CGV	CIRMAT	LIS	LS	PCC	RTI	VLG	FIN	SED	TOT	TTS	CAR	INVE	Nova	GAO
Receivables form customers	8,261	316	10,981	0	23,665	67	908	20,971	1,951	812	0	30,838	294	0	0	0	0
Intercompany receivables	104,644	912	3,515	0	3,614	14,762	1,965	0	0	512	1,586	4,535	109	0	0	52	0
Inventories	5,500	0	3,378	0	210	0	1,295	0	0	0	0	4,654	126	0	0	0	0
Receivables from others	2,081	550	189,407	0	5,241	0	17	0	14	123	28	302	6	0	7	0	0
Payables to suppliers	-86,380	-68	-21,649	0	-64,480	-148	-1,464	-5,313	-511	-166	-464	-42,907	-2	-488	-49	0	-1,233
Intercompany payables	-38,813	-6,278	-64,987	0	-14,831	-1,005	0	-9,567	-298	-3,509	-162	-2,248	-1,155	-552	0	0	0
Payebles to others	-18,670	-16	-59,283	1	-94,941	-874	-471	-18	0	-2,057	-64	-2,097	-85	-20	0	0	0
Net Current Assets	**-23,377**	**-4,584**	**61,362**	**1**	**-141,522**	**12,802**	**2,250**	**6,073**	**1,156**	**-4,285**	**924**	**-6,923**	**-707**	**-1,060**	**-42**	**52**	**-1,233**
Property plant and equipment	112,172	0	2,668	0	11,072	19	10,159	2,961	641	14	1,326	7,385	67	2	0	0	0
Intangible assets	5,051	0	711	0	975	0	99	562	0	138	279	1,050	13	0	0	0	0
Financial assets	515,323	0	2	0	48,045	20,823	15	0	0	0	0	4,312	0	0	0	360,218	0
Net Fixed Assets	**632,546**	**0**	**3,381**	**0**	**60,092**	**20,842**	**10,273**	**3,523**	**641**	**152**	**1,605**	**12,747**	**80**	**2**	**0**	**360,218**	**0**
Provisions for risks and equipment	-68,645	0	-549	-788	-3,602	-10	-547	-2,552	-94	-148	-504	-2,302	-68	0	-59	-59	0
Staff Severance Fund	-5,522	0	0	0	-246	-1,485	-970	0	0	-21	-48	-408	-110	0	0	0	0
Other assets (liabilities)	49,534	360	-2,314	449	2,608	7,691	103	-3,417	1	81	23	1,308	723	63	0	0	1,041
Net Operating Invested Capital	**584,466**	**-4,224**	**61,880**	**-338**	**-82,670**	**39,840**	**11,109**	**3,627**	**1,704**	**-4,221**	**2,000**	**4,422**	**-82**	**-995**	**-101**	**360,211**	**-192**
Goodwill	622,897	0	0	0	15,696	0	6,853	0	0	0	0	1,326	0	0	0	0	0
Net Invested Capital	**1,207,433**	**-4,224**	**61,880**	**-338**	**-66,974**	**39,840**	**17,962**	**3,627**	**1,704**	**-4,221**	**2,000**	**5,748**	**-82**	**-995**	**3,930**	**360,211**	**-192**
Share Capital	149,638	100	11,820	54,156	2,582	5,165	21,000	3,226	120	1,000	800	3,043	100	10,000	31,000	100	0
Reserves	1,666,488	0	0	73,743	697	3,235	82	1,500	520	1,060	60	2,997	1,204	0	329,249	360,032	117
Profits (losses) carried forward	50,858	-1	-2,995	453	27,733	33	859	-653	374	-25	1,126	3,902	-989	-555	0	0	0
Profit (loss) for the period	13,997	0	11,997	1,464	7,938	2,347	461	-420	-2,714	197	557	3,004	27	-488	-4,049	86	-1,934
Group's shareholders' equity	**1,880,981**	**99**	**20,822**	**129,816**	**38,950**	**10,780**	**21,480**	**3,653**	**-1,700**	**2,232**	**2,543**	**12,946**	**342**	**8,957**	**356,200**	**360,218**	**-1,817**
(Cash/Bank) and Short-term Payables/(Receivables)	-1,949,249	-5,138	-17,974	32	-2,016	36	3,671	0	0	6,453	0	1,521	424	9,952	356,301	7	0
Medium-term Financial Payables/(Receivables)	1,086,533	0	0	0	0	0	-153	0	0	0	0	-781	0	0	0	0	0
GROUP Financial Receivables	-93,249	0	-751	130,122	-103,908	0	0	39	0	0	543	6,458	0	0	0	0	0
GROUP Financial Payables	282,416	815	59,783	0	0	29,096	0	13	3,404	0	0	0	0	0	0	0	1,625
Financial coverage	**-673,549**	**-4,323**	**41,058**	**130,154**	**-105,924**	**-29,060**	**3,518**	**26**	**-3,404**	**6,453**	**543**	**7,198**	**424**	**9,952**	**356,301**	**7**	**-1,625**
TOTAL SOURCES	**1,207,433**	**-4,224**	**61,880**	**-338**	**-66,974**	**39,840**	**17,962**	**3,627**	**1,704**	**-4,221**	**2,000**	**5,748**	**-82**	**-995**	**-101**	**360,211**	**-192**

Analysis of income results as of 30/06/2006 of the Companies included in the consolidation area

Reclassified Consolidated Income Statement (Companies under comparison)	LOT	CGS	CGV	CIRMAT	LIS	LS	PCC	RTI	VLG	FIN	SED	TOT	TTS	CAR	INVE	Nova	GTC	GAO
-) Revenues from sales and services	238,244	0	62,824	0	23,940	10,157	3,977	3,572	766	938	0	11,278	195	0	0	0	0	0
-) Capitalization of internal construction costs	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
-) Other revenues	20,602	29	84	0	1,189	301	0	271	20	609	2,436	2,268	499	1	0	0	0	0
Total revenues	**258,846**	**29**	**62,908**	**0**	**25,129**	**10,458**	**3,977**	**3,843**	**786**	**1,547**	**2,436**	**13,546**	**694**	**1**	0	**0**	**0**	**0**
-) Change in inventories	24	0	0	0	0	0	-145	0	0	0	0	-1,231	2	0	0	0	0	0
-) Costs for goods and services	85,815	32	40,486	75	9,831	1,150	2,118	2,854	313	1,083	1,026	6,946	224	591	18	50	0	2,956
Added value	**173,007**	**-3**	**22,422**	**-75**	**15,298**	**9,308**	**2,004**	**989**	**473**	**464**	**1,410**	**7,831**	**468**	**-590**	-18	**-50**	**0**	**-2,956**
-) Labor Costs	25,305	0	0	23	1,320	4,569	1,316	0	0	123	265	2,053	272	0	0	0	0	0
-) Operating charges	2,283	6	212	13	173	22	12	616	2,028	41	2	81	11	5	0	2	0	0
-) Other provisions	2,513	0	292	0	0	0	5	0	0	0	0	0	0	0	0	0	0	0
Gross Operating Margin (EBITDA)	**142,906**	**-9**	**21,918**	**-111**	**13,805**	**4,717**	**671**	**373**	**-1,555**	**300**	**1,143**	**5,697**	**185**	**-595**	-18	**-52**	**0**	**-2,956**
-) Amortization of intangible assets	2,315	0	698	0	325	0	44	237	0	16	47	63	30	0	0	0	0	0
-) Amortization of fixed	15,081	0	229	0	1,061	4	1,178	404	1,104	2	197	973	14	0	0	0	0	0
-) Write-down of assets	6262	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
-) Write-down of receivables	0	0	300	0	65	0	0	0	0	0	0	0	16	0	0	0	0	0
Operating Profit (EBIT)	**119,248**	**-9**	**20,691**	**-111**	**12,354**	**4,713**	**-551**	**-268**	**-2,659**	**282**	**899**	**4,661**	**125**	**-595**	-18	**-52**	**0**	**-2,956**
-) Financial Income (charges)	-85,725	13	-1,931	2,363	556	-454	-4	-4	-50	52	4	294	-29	107	-4,031	197	0	-19
Profit before extraordinary items	**33,523**	**4**	**18,760**	**2,252**	**12,910**	**4,259**	**-555**	**-272**	**-2,709**	**334**	**903**	**4,955**	**96**	**-488**	**-4,049**	**145**	**0**	**-2,975**
-) Value adjustments to financial assets	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Profit before taxes (EBT)	**33,523**	**4**	**18,760**	**2,252**	**12,910**	**4,259**	**-555**	**-272**	**-2,709**	**334**	**903**	**4,955**	**96**	**-488**	-4,049	**145**	**0**	**-2,975**
-) Incomes taxes for the period	19,526	4	6,763	788	4,972	1,912	-94	148	5	137	346	1,951	69	0	0	59	0	-1,041
Profit (loss) for the period	**13,997**	**0**	**11,997**	**1,464**	**7,938**	**2,347**	**-461**	**-420**	**-2,714**	**197**	**557**	**3,004**	**27**	**-488**	-4,049	**86**	**0**	**-1,934**

ANNEX 1

TRANSITION TO INTERNATIONAL ACCOUNTING STANDARDS (IFRS)

OF

LOTTOMATICA S.p.A.

ANNEX 1

TRANSITION TO INTERNATIONAL ACCOUNTING STANDARDS (IFRS) OF LOTTOMATICA SpA

TRANSITION TO INTERNATIONAL ACCOUNTING STANDARDS

Introduction

Following the entry into force of Regulation (EC) No. 1606/2002 issued by the European Parliament and of the European Council in July 2002, companies with shares traded on a regulated market in the European Union Member States are required as from 2005 to prepare their consolidated financial statements in compliance with international accounting standards (IFRSs), issued by the International Accounting Standard Board (IASB) and endorsed by the European Union.
As a result, Lottomatica S.p.A. consolidated financial statements are based on IFRS standards as of December 31, 2005.

The Legislative Decree No. 38 of February 28, 2005 enforcing Law No. 306 of the Italian Legislature (2003 Community Law), established that listed companies required under Community Regulation No. 1606/2002 to prepare consolidated financial statements according to IFRS may draw up, as of 2006, individual financial statements adopting these principles.
As a result, Lottomatica S.p.A.'s December 31, 2006 financial statement will be prepared according to the IFRS standards, which require the compilation of a comparative financial statement of December 31, 2005 given these same principles.

Based on the abovementioned decree and as foreseen by IFRS 1, the company has prepared the information concerning the impact that the transition to International Accounting Standards (IFRSs). Specifically, in order to comply with the rules of disclosure prescribed under paragraphs 39 a) and b) and 40 of IFRS 1 regarding the effects of First-Time Adoption of s/IFRSs, Lottomatica S.p.A. has followed the example given in international accounting standards IFRS 1 IG 63. For this purpose, the following has been prepared:

- Notes regarding Firs-Time Adoption of s/IFRSs (IFRS) 1 and other selected IFRS standards, including the assumption of directors pertaining to the IFRS standards and interpretations that will be adopted in preparing the full consolidated financial statement according to IFRSs on December 31, 2006;
- Consolidated IFRS balance sheets as of January 1, 2005 and December 31, 2005 and consolidated IFRS income statement for the financial year ended December 31, 2005;
- Statement of reconciliation between the consolidated shareholders' equity according to the previous accounting standards and the consolidated shareholders' equity recognized in accordance with IFRSs at the following dates:
    - date of transition to IFRSs (January 1, 2005);
    - closing date of the last financial year in which the financial statements were prepared in accordance with the previous accounting standards (December 31, 2005);
- statement of reconciliation between the financial result of the last accounts prepared according to the national accounting standards (December 31, 2005) and the financial results from the adoption of IFRSs for the same period;
- statement of reconciliation between the balance sheet in the financial statements prepared at the date of transition to IFRSs (January 1, 2005) and that resulting from adopting IFRSs for the same period;

- statement of reconciliation between the balance sheet of the financial statements prepared according to the national accounting standards (December 31, 2005) and that resulting from adopting IFRSs for the same period;
- statement reconciliation between the net debt position prepared according to the previous accounting standards and that recognized in accordance with IFRSs as of January 14, 2005 and December 31, 2005;
- the cash-flow statements according to IFRSs as of December 31, 2005;
- notes to balance sheet formats and reconciliation statements;
- notes to the main changes made to the cash-flow statement following the adoption of the new accounting standards.

As it will be shown in detail further on, the consolidated IFRS balance sheets and the consolidates IFRS income statement have been obtained by making suitable IFRS adjustments and reclassifications to the consolidated final accounts, prepared in accordance with the Italian provisions of law, to reflect the changes to presentation, recognition and valuation criteria required by IFRSs.
The accounting and reconciliation statements have been prepared only for the purpose of preparing the first full consolidated financial statements according to IFRSs endorsed by the European Commission.
Therefore the aforementioned statements do not present comparative figures and explanatory notes that would be required to give a true and correct representation of the consolidated financial and economic position ad the financial result of Lottomatica S.p.A. in accordance with IFRSs.

Adjustments have been made in accordance with /IFRS accounting standards currently in force. The endorsement process by the European Commission and the adjustments and interpretation activities by the official competent official bodies is still in progress. At the time of preparing the first full consolidated IFRS financial statements as of December 31, 2006, new /IFRS standards and IFRIC interpretations could come into effect, whose adoption may be authorized in advance. For these reasons, data presented in the accounting and reconciliation statements may be subject to change for the purpose of their use as comparative figures of the first full consolidated financial statements prepared according to IFRSs.
The effects of transition to IFRSs arise from the changes to accountings standards and, as a result, as required by IFRS 1, are reflected in the initial shareholders' equity at the date of transition (January 1, 2005). Transition to IFRS has meant that the estimates previously made according to the Italian accounting standards have been maintained, except in those cases where the adoption of IFRS accounting standards has not required estimates to be made using different methods.

In compliance with CONSOB communication DEM 502573 of April 15, 2005, the preliminary IFRS reconciliation statements as of January 1, 2005 and December 31, 2005, have undergone a full audit by the independent auditors Reconta Ernst & Young S.p.A. The report on this audit will be released at the same time as the independent auditors' report on the half-year accounts of the Lottomatica Group within the time limits of the law.

It is necessary to specify that Lottomatica S.p.A. adopted IFRS for the first time for its individual financial statement following the adoption for the consolidated financial statement. As a result it has registered its assets and liabilities as the same in both financial statements, with the exception of the adjustments due to the consolidation.

Summary of the reference regulatory framework

Below are the guidelines, as well as the reference regulatory framework, which are applicable to listed companies within the EU concerning the procedures for transition to IFRSs:

- adoption of Regulation No. 1606 issued by the European Parliament and the European Council in July 2002, providing, commencing from 2005, for the compulsory adoption of IFRS standards for all consolidated accounts of companies listed on regulated markets within the EU;
- adoption, by the European Commission, of Regulation No. 1725 of September 29, 2993, that endorsed the international accounting standards and the relative current interpretations On September 14, 2002;
- issue, by the Italian legislator, of Law No. 306 of October 31, 2003 (2003 Communitarian Law) with which the Italian legislator exercised (Article 25) the option granted under the aforesaid Community Regulation No. 1606/2002, and thus delegating to the Government the task of adopting within a year from the law coming into effect (that is by November 30, 2004) one or more legislative decrees implementing the option provide3d for under the aforementioned Community Regulation;
- issue of Legislative Decree No. 38 of February 28, 2005, implementation the delegated law referred to in the previous point, providing that listed companies required under Community Regulation No. 1606/2002 to prepare the consolidated financial statements adopting these principles commencing from 2005 (effective from 2006);
- the CESR (Committee of European Securities Regulators) recommendation published on December 30, 2003, set forth the guidelines for listed companies within the EU concerning the procedures for transition to s/IFRSs;
- adoption by the European Commission of Regulation No. 707 of April 6, 2004, endorsing IFRS 1 "First-time Adoption of International Financial Reporting Standards", No. 2086 of November 19, 2004 endorsing, subject to some limitations, IAS 39, No. 2236, 2237 and 2238 of December 29, 2004, endorsing IAS 32 and the other accounting standards revised by IASB in December 2003 and March 2004, the new IFRS standards issued on March 2004 (except for IFRS 2, approved by the European Commission by Regulation No. 211 of February 4, 2005), as well as the IRFIC 1 interpretation "Changes in Existing Decommissioning, Restoration and Similar Liabilities", thus arriving at what can be considered as a stable system of accounting standards.

FIRST-TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS 1)

As required under IFRS 1, at the date of transition to the new standards (January 1, 2005), a consolidated balance sheet has been prepared in which:

- All and only those assets and liabilities that can be entered under the new standards have been recognized;
- Items that were shown in the financial statements according to methods other than those of IFRSs have been reclassified;
- IFRSs have been applied to the valuation of all assets and liabilities that have been recognized.

The effect of adjusting to the new standards on the opening balances of assets and liabilities has been recognized in the shareholders' equity, in an appropriate reserve of profits carried forward net of tax effects, and recognized, from time to time, in the provision for deferred taxes or assets for prepaid taxes.

Lottomatica S.p.A. has applied the valuation criteria that will be illustrated here below adopting a retrospective approach, except in those cases where it has opted to apply the exemptions permitted under IFRS 1. Below are the exemption options that have been applied by the company:
1. *business combinations*: the Lottomatica Group has decided to adopt IFRS 3 on a prospective basis starting from January 1, 2004;
2. *financial instruments*: the Lottomatica Group has decided to adopt IAS 32 and 39, as permitted, in advance as of January 1, 2004;
3. *translation differences*: the Lottomatica Group has decided to implement the exemption regarding cumulative translation differences for all operations carried abroad, which on the date of January 1, 2004, were assumed to be zero.

The restatement of the opening consolidated Balance Sheet as of January 1, 2005 and the accounting statements of the Consolidated Financial Statements as of December 31, 2005 has meant that Lottomatica Group, on preliminary basis, has been required to select options provided for under the IFRSs.
These options, analogous to those of the replicated by the Group, are shown in detail, together with a summary of the IFRSs applied, in the paragraphs "Presentation of the Financial Statement" and "Accounting Standards and Policies" that are reported in the Half-year report as of June 30, 2006.
It is necessary to specify the following criteria adapted to the company:

Security and Equity
In accordance with IAS 27, all bonds held by the company have been evaluated by the cost criteria.

CONSOLIDATED IFRS BALANCE SHEETS AS OF JANUARY 1, 2005 AND DECEMBER 31, 2005, COSOLIDATED IFRS NET DEBT POSITION ADOPTED BY THE EUROPEAN UNION AS OF DECEMBER 31, 2005 AND NOTES TO THE MAIN IFRS ADJUSTMENTS AND RECLASSIFICATIONS MADE.

The differences arising from the adoption of IRFS compared to the Italian accounting standards, as well as the choices that have been made by Lottomatica S.p.A. within the scope of accounting options provided for under IFRS illustrated above, have meant reclassifying accounting data prepared in accordance with the previous Italian regulations or financial statements with effects on shareholders' equity and net financial debt of the Group.
Below are shown:

- summary statements showing the consolidated Balance Sheet at the transition date (January 1, 2005), reclassified using the principle of "current and non-current" assets and liabilities;
- summary statements showing the consolidated Balance Sheet as of December 31, 2005, reclassified using the principle of "current and non-current" assets and liabilities;
- statement of reconciliation of the Net Debt Position prepared using the previous accounting standards and that recognized in accordance with IFRS as of January 1, 2005 and December 31, 2005.

It is necessary to specify that the period of 2005 has been marked by the merger of Lottomatica S.p.A. and FinEuroGames S.p.A. into NewGames S.p.A.
On December 14, 2005 the deed was executed to merge FinEuroGames S.p.A and Lottomatica S.p.A.. by incorporation into NewGames S.p.A. , which took on the new name of Lottomatica S.p.A effective from December 20, 2005.. Consequently, the statement of reconciliation of January 1, 2005 represents only that of NewGames S.p.A. while that of December 31, 2005 represents the merged companies.
Like all merger transaction, the Merger is governed by Article 2501 and following the Italian Civil Code; apart from this, it is also governed by the provisions under the Consolidation Act and CONSOB Regulations since Lottomatica shares are listed on the Electronic Stock Market.
In order to finalize the Merger:

(i) The NewGames Extraordinary Shareholders' Meeting resolved to increase the Share Capital serving the Merger by up to 39,989,633.00 Euro through the issue of a maximum number of 39,989,633 ordinary shares with a par value of 1 Euro each. The objective was to insure the share swap of Lottomatica ordinary shares held by shareholders other than FinEuroGames and NewGames, at an exchange ratio of 1 (one) NewGames ordinary share per 1 (one) Lottomatica ordinary share;

(ii) Immediately prior to the effective date of Merger, all Lottomatica ordinary shares with a par value of 1 Euro each, held by FinEuroGames and – if required - by NewGames have been cancelled without a share swap;

(iii) Immediately prior to the effective date of Merger, all FinEuroGames ordinary shares with a par value of 1 Euro each held by NewGames and representing the entire Capital Share were cancelled without share swap.

On the effective date of the Merger, therefore, all Lottomatica shareholders other than FinEuroGames and – if required – NewGames, received NewGames ordinary shares, with a par value of 1 Euro each – from the capital increase serving the Merger referred to in point (i) above – in a share swap, being entitled to the same rights and characteristics as the Lottomatica outstanding shares.
All NewGames ordinary shares are listed and traded on the Electronic Stock market.

In this connection, by an order dated December 20, 2005, the Italian Stock Exchange admitted NewGames shares to official listing for trading on the Electronic Stock Market; the date NewGames shares began to be traded on the Electronic Stock Market coincided with the effective date of the Merger, in order t ensure that there was no interruption in the listing of Lottomatica ordinary shares.
Following the merger of Lottomatica S.p.A. was included in the new resulting company for the First Time Application operation. The results are detailed in the "Shareholders' Equity movements and FTA of the merged companies" section of the Shareholders' Equity reconciliation and in the "IFRS adjustments" section of the Balance Sheet of December 31, 2005.

Balance Sheet as of January 1, 2005

Balance Sheet - ASSETS - ***New Games S.p.A.***	Italian Accounting Standards as of 12/31/2004 IFRS Formats	IFRS Adjustments and Reclassifications				**IFRS Balance as of 01/01/2005**
		IFRS Adjustments	Notes	IFRS reclassifications	Notes	
A) Non-Current Assets						
Property, Plant and Machinery						-
Goodwill						-
Intangible Assets	4,671	-3,819				852
Investments valued at equity						-
Securities and Equity						-
Other assets						-
Deferred tax assets		1,260				1,260
Total non-current assets	4,671	-2,559		0		2,112
B) Current Assets						
Inventories						-
Trade receivables and other receivables						-
Current financial assets						-
Other Assets	5					5
Receivables for Taxation						-
Cash and cash equivalents	120,002					120,002
Total Current Assets	120,007	-		0		120,007
TOTAL ASSETS	124,678	2,559		0		122,119

Balance Sheet - Liabilities - ***New Games S.p.A.***	Italian Accounting Standards as of 12/31/2004 IFRS Formats	IFRS Adjustments and Reclassifications				**IFRS Balance as of 01/01/2005**
		IFRS Adjustments	Notes	IFRS Adjustments	Notes	
A) Shareholders' Equity						
Share Capital	120,000					120,000
Legal Reserve						-
Share Premium Reserve						-
Other reserve						
Stock-option Reserve						
-) New Profit (loss)	46,174	2,559				48,733
-) Period Profit (loss)	-					-
Total Shareholders' Equity	73,826	2,559	-	-	-	71,267
B) Non-current Liabilities						
Staff Severance Fund				-		-
Provisions for deferred taxes	-			-		-
Long-term provisions		-		-		-
Total non-current liabilities	-	-		-		-
C) Current Liabilities						
Trade payables ad other payables	50,852					50,852
Long-term loans						-
Short-term loans						-
Short-term portions of long-term loans						0
Other liabilities						-
Payables for taxation						-
Short-term portions of long-term provisions						
Total Current Liabilities	50,852	0		0		50,852
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	124,678	2.559		0		122,119

No comments are deemed necessary due to the scarce significant of the adjustments.

Balance Sheet as of December 31, 2005

Balance Sheet - ASSETS - *LOTTOMATICA S.p.A.*	Italian Accounting Standards as of 12/31/2005 IFRS Formats	IFRS Adjustments and Reclassifications				IFRS Balance as of 12/31/2005
		IFRS Adjustments	Notes	IFRS Adjustments	Notes	
A) Non-Current Assets						
Property, Plant and Machinery	109,778,987			9,310,830	1) 2)	119,089,817
Goodwill	592,258,065	30,638,541	A) G)			622,896,606
Intangible Assets	20,281,801	-3,172,323	B)	-10,994,661	2) 4) 5)	6,114,817
Investments valued at equity	-	-		-		-
Securities and Equity	654,760,309	-500,000,000	G)			154,760,309
Other assets	394,552	-		-		394,552
Deferred tax assets	37,061,829	1,181,691	C)	-		38,243,520
Total non-current assets	1,414,535,543	-471,352,091		-1,683,831		941,499,621
B) Current Assets						
Inventories	243,731	-		4,932,050	6)	5,175,781
Trade receivables and other receivables	71,299,792	-		-		71,299,792
Current financial assets	154,034,392	-		-		154,034,392
Other Assets	14,987,106	-		-5,509,924	6) 7)	9,477,182
Receivables for Taxation	-					-
Cash and cash equivalents	127,836,556	-		-		127,836,556
Total Current Assets	368,401,577	-		-577,874		367,823,703
TOTAL ASSETS	1,782,937,120	-471,352,091		-2,261,705		1,309,323,324

Balance Sheet - Liabilities - *LOTTOMATICA S.p.A.*	Italian Accounting Standards as of 12/31/2005 IFRS Formats	IFRS Adjustments and Reclassifications				IFRS Balance as of 12/31/2005
		IFRS Adjustments	Note	IFRS Adjustments	Note	
A) Shareholders' Equity						
Share Capital	89,009,280	-		-		89,009,280
Share Premium Reserve	825,875,424	-564,031,424	G)			261,844,000
Other Reserve	22,917,220	-13,006,786	G)	-		9,910,434
Stock-option Reserve				18,422,361	3)	18,422,361
New Profit (loss) and period profit (loss)		-		-		-
-) New Profit (Loss)		26,059,002	D)	-9,210,448	5) 3)	16,848,554
-) Period Profit (Loss)	61,006,235	43,003,551	D)G)	-8,994,505	3)	95,015,281
Total Shareholders' Equity	998,808,159	-507,975,657		217,408		491,049,910
B) Non-current Liabilities						
Staff Severance Fund	5,031,903	-384,525	E)	-		4,647,378
Provisions for deferred taxes	6,322,545	37,008,091	F)	-		43,330,636
Long-term provisions	5,665,282	-		-		5,665,282
Total non-current liabilities	17,019,730	36,623,566		-		53,643,296
C) Current Liabilities						
Trade payables ad other payables	157,114,614					157,114,614
Long-term loans	360,000,000			-1,557,422	4) 7)	358,442,578
Short-term loans	226,321,097					226,321,097
Short-term portions of long-term loans	473,425			-		473,425
Other liabilities	20,477,864			-921,691	1)	19,556,173
Payables for taxation	2,722,231					2,722,231
Short-term portions of long-term provisions						-
Total Current Liabilities	767,109,231	-		- 2,479,113		764,630,118
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,782,937,120	-471,352,091		-2,261,705		1,309,323,324

The following prospectus reports the reconciliation between the Italian accounting standards and IFRS of the Net Debt Position on January 1, 2005 and December 31, 2005.

	As of January 1, 2005	As of December 31, 2005
Net financial debt (+)/cash and cash equivalents (-) according to Italian Standards	**252,722,229**	**304,529,022**
Changes due to the Capital Securities	-2,087,667	-1,557,422
Net financial debt (+)/cash and cash equivalents (-) according to IFRS	**250,634,562**	**302,971,600**

Balance Sheet Items – Adjustments to Assets

A) *Goodwill*

December 31, 2005

The adjustment to the item (€/000 144,632) is ascribable to:

- The elimination of amortizations relative to goodwill on the date pf transitions in the balance sheets of the merged companies (€/000 49,505) and for the same amount in the period 2005;
- The elimination of amortizations relative to goodwill as a result of the merger of Lottomatica S.p.A. and FinEuroGames into NewGames in the period 2005 (€/000 45,622).

The impairment test was carried out on December 31, 2005 checking that the value was maintained to the date of transition.

The tax effect was calculated on the reversal of statutory write-off which resulted in recognizing deferred tax liabilities for €/000 36,881 (of which €/000 18,441is relative to the date of transition for the merged companies) on date of transition.

B) *Intangible Assets*

December 31. 2005

The adjustments of €/000 3,172 have been mainly due to:

- The reversal of non-capitalization costs, according to IAS 38, that determined a reduction of intangible assets for an amount of €/999 14,073.
- The reversal of statutory amortization carried out for all intangible assets which for IFRS purposes were not capitalized. This amortization gave rise to an adjustment of €/000 10,901.

Below is the breakdown of the adjustments to costs that were entered under intangible assets according to Italian accounting standards.

Breakdown of Adjustments of Intangible Assets *Thousands of euros*	Merged companies transition	Write-offs Capitalizations. 2005	Write-offs Amortizations 2005	12/31/2005
Reversal of start-up and expansion costs	-6,819	- 740		-7559
Reversal for patents and intellectual property rights	-698	- 24		-722
Reversal for other intangible assets	-5,530	-262		-5,792
Total capitalization reversal	***-13,047***	***- 1,026***		***-14,073***
Reversal start-up amortization costs	2,699		2,864	5,563
Reversal for patents and intellectual property rights amortization	232		241	473
Reversal for other intangible assets amortization	2,412		2,453	4,865
Total Amortization reversal	***5,343***		***5,558***	***10,901***
Total	**-7,704**	**-1,026**	**5,558**	**-3,172**

C) *Assets for deferred taxes*

December 31, 2005

The adjustment of December 31, 2005 (€/000 1,182) was determined by the deferred taxation effects calculated on IFRS adjustments of the merged companies (increase for €/000 2,968) and on the adjustments carried out on December 31, 2005 (applications for €/000 1,786).

Balance Sheet Items – Adjustments to Shareholders' Equity and Liabilities

D) *Shareholders' Equity*

December 31, 2005

The adjustment of the Profit (Losses) of the period for €/000 79,958 is attributable to adjusting assets and liability balances on December 31, 2005. The adjustments of the New Profit (Losses) for an amount of €/000 26,059 are attributable to the effect of adjusting the sale of assets and liabilities of the merged companies to IFRS. For the breakdown, reference is made to the reconciliation statement of the shareholders' equity.

E) *Staff Severance Fund*

Italian accounting standards required the Staff Severance Fund liability to be recognized on the basis of the nominal payable accrued at the closing date of the financial statements. On the contrary, IAS 19 classifies the Staff Severance Fund under the defined benefit plan pot-employment benefits. Under this definition, the accrued liability must be valued using actuarial criteria and the "Projected unit credit method" projecting future expenditure based on historical statistical analysis, the demographic curve and the discounting-back of these flows based on a market interest rate. The current amount of Staff Severance Fund provisions as of December 31, 2005 showed a decrease of €/000 385 compared to the corresponding value reported in the financial statements under Italian accounting standards.

F) *Provisions for deferred taxes*

December 31, 2005

The adjustments (of €/000 37,008) to the item is mainly attributable to the tax effect calculated on the reversal of amortization concerning statutory goodwill.

G) *Securities and Equity*
December 31, 2005
The Goodwill and Securities and Equity items have been decreased as of December 31, 2005 (for €/000 113,993 and €/000 500,000 respectively) and recompensed with the Share Premium Reserve item (for a value of €/000 564,031), the Other Reserve item (for a value of €/000 13,007) and with the Period Profits (€/000 36,995). This entry was finalized at the time when the effects of the 2005 merger by incorporation of FinEuroGames and Lottomatica into NewGames S.p.A were eliminated. The total effect of the reclassification (equal to €/000 613,993) is attributable to:
- To the adjustments of the FinEuroGames equity classification (€/000 566,313);
- To the adjustment of the paid dividends to FinEuroGames (€/000 36,955);
- To the IFRS adjustments of the Lottomatica S.p.A. balance sheet before the merger (€/000 10,725).

The merger gave rise to a total deficit of €/000 830,758 from the cancellation of FinEuroGames and Lottomatica shares, due to the difference between book values and the relevant shareholders' equity. This deficit is mainly due to transactions carried out within the Lottomatica S.p.A. controller, the De Agostini Group.
In this connection, it should be noted that the IFRS international accounting standards do not contain express provisions applicable to the accounting treatment of business combinations of entities under joint control ("inter-group transactions"), this treatment is still being examined by the international accounting bodies responsible for the issue.
In the absence of an unequivocal guidance for the preparation of the Consolidated Financial Statements of Lottomatica according to IFRSs, US FAS 141 accounting standard was adopted, which favors the criterion of "continuity" of historical values within inter-group transactions.
In thus regard to this principle, the cancellation deficit that arose from the merger was "adjusted" to align it with the historical value of goodwill/consolidation difference in the consolidated De Agostini Group accounts.
On the basis of these considerations, this was adjustment of €/000 566,313 substantially reflected the reversal of part of NewGames' capital increase to serve De Agostini's contribution of FinEuroGames' equity investment. This value is attributable to:

- the capital gain realized by a De Agostini Group company other than Lottomatica S.p.A. in 2004 in order to transfer the FinEuroGames equity investment to De Agostini (in the context of this transaction, the sale price was based on a valuation from an independent expert);
- the increase in the value of FinEuroGames equity investments in the annual accounts of De Agostini (before it was contributed to NewGames), due to the exercise of stock option plans on the shares of FinEuroGames itself granted to the De Agostini before 2004;
- the amortization of goodwill/consolidation difference in the consolidated accounts of the De Agostini Group up to January 1, 2004.

The adjustment was entered as a direct reduction of the cancellation deficit emerging from the merger transaction.

In short, the transaction entailed the following effects on the balance sheet:

Thousands of Euros	
Contribution value of FinEuroGames (a)	874,775
FinEuroGames valued at equity (b)	308,462
Adjustments of the contribution value (b-a)	-566,313
FinEuroGames Shareholders' Equity	226,512
Entry value of Lottomatica valued at equity of FEG	260,578
Shareholders' equity attributable to Lottomatica Consolidated accounts	88,808
Deficit from FinEuroGames cancellation	648,263
Adjustment due to the valuation of FinEuroGames at equity	-566,313
Deficit from Lottomatica cancellation	171,770
Total deficit from cancellation	**253,720**
Consolidation adjustments for FinEuroGames dividends	-36,955
Goodwill	**216,765**

Balance Sheet Items – Reclassification of Assets and Liabilities

(1) In accordance with IAS 20, capital grants (€/000 992 as of December 31, 2005), recognized under "Deferred income" according to Italian accounting standards, have been recognized as a decrease in the property, plant and equipment to which they refer.

(2) Costs incurred for leasehold improvements, meeting the identifyability and separability requirements, were reversed from intangible assets and recognized as an increase in property, plant and equipment (€/000 10,232 as of December 31, 2005).

(3) The stock options plan survey, in accordance with IFRS 2, determined an internal reclassification of the Shareholders' Equity for a comprehensive value of €/000 18,422 as of December 31, 2005. In the period of 2005, there has been an increase in reserve stock options following the accountability of the personnel costs (€/000 8,994).

(4) Costs incurred for the issue of the debenture loan (€/000 980 as of December 31, 2005) recognized under intangible assets under Italian accounting standards, have been recognized as a decrease in the amount of the bond payables, included in "Long-term loans".

(5) A reclassification is included in the intangible assets par to €/000 217 for the compensation of the New Profit (Loss) item referring to the devaluation of write-off intangible assets carried out in the 2005 period at the transition date following IFRS.

(6) "Inventories" increase (of €/000 4,932 as of December 31, 2005) due to the reclassification of the amount foreseen by Italian accounting standards as "Deferred Assets", mainly regarding to the inventories of Lotto betting forms and receipt vouchers.

(7) In the "Long-term financing" item, which includes the Capital Securities debt, the launching discount has been reclassified by Italian accounting standards under the "Accrued Earnings and Deferred Assets" item (as of December 31, 2005 equal to €/000 578).
The IFRS balance for the "Long-term financing" item including the reclassification described above as well as the reclassification of point **(4)** is in line with the determined value according to the amortization cost criteria.

CONSOLIDATED IFRS INCOME STATEMENTS AS OF DECEMBER 31, 2005 AND NOTES TO THE MAIN IFRS ADJUSTMENTS AND RECLASSIFICATIONS MADE

Below is the consolidated income statements as of December 31, 2005, reclassified according to the nature of costs and with separate reporting of "profit from assets held for sale or discontinuing operations." This statements provides a summary of the changes arising from adoption of IFRSs compared to Italian accounting standards in line with the choices made by Lottomatica S.p.A. with the accounting options that have been described above provided for by IFRS.
The column "Italian Book keeping Principles to 31.12.05 outlines IFRS" comprises the reclassifications of the extraordinary area of the yield evidenced for the Italian book keeping principles.

INCOME STATEMENTS LOTTOMATICA S.p.A. *(Euros)*	Italian Accounting Standards as of 12/31/2005 IFRS Formats	IAS Adjustments				IFRS Balance as of 12/31/2005
		IAS Adjustments	Notes	IAS Reclassifications	Notes	
Revenues	**443,269,349**					**443,269,349**
Other Revenues and Proceeds	**47,351,555**			-614,460	6	**46,737,095**
Asset increase for internal works	-					-
- Raw materials and consumables used	22,838,011					22,838,011
- Services	171,589,789	1,023,969	1			172,613,758
- Costs for personnel	45,074,781	8,357,130	2			53,431,911
- Amortization and devaluation	144,818,702	-100,685,134	3	-2,170,489	6 7	41,963,079
- Other operating costs	25,534,126					25,534,126
Total Costs	**409,855,409**	**-91,304,035**		**-2,170,489**		**316,380,885**
Profit	80,765,495	91,304,035		1,556,029		173,625,559
Financial income (charges)	25,345,471	-36,955,000	4	-1,556,029	7	-13,165,558
Adjustments to financial assets	-544,293					-544,293
Share of income (charges) from equity investments in associated companies and JVs valued at equity	-					-
Profit before taxes	105,566,673	54,394,035		0		159,915,708
Income taxes for the period	-44,560,438	-20,339,989	5			-64,900,427
Net profit from continuing operations	61,006,235	34,009,046		0		95,015,281
Profit from assets held for sale or discontinuing operations	-					-
Net profit for the period	61,006,235	34,009,046		0		95,015,281

Income Statement items – Adjustments

1. *Services*
The increase in costs (€/000 1,204) is attributable to the reversal of capitalized costs during the period under Italian accounting standards, which did not meet the requirements under IAS 38.

2. *Costs for personnel*
The increase in costs (€/000 8,357) is attributable to the updating of stock options' value (€/0008,994) and of the Staff Severance Fund (€/000 637).

3. *Amortization and Depreciation*
The adjustment to the item (€/000 100,685) was due to:
   - reversal of amortization regarding costs that, at December 31, 2005, were not capitalized according to IFRS (€/000 5,558)
   - reversal of statutory write-downs regarding goodwill that has been subject to impairment test (€/000 95,127)

4. *Charges (financial proceeds)*
The adjustments refer to the write-off of the dividends (profit quota) collected by FinEuroGames throughout 2005 and it reflects the IFRS adjustments of the merger operation explained in point (G) of the Adjustments of the Balance Sheet as of December 31, 2005.

5. *Income taxes for the period*
The adjustments (€/000 20,339) to this item regarded the tax effect calculated on IFRS adjustment entries. Take note that the main impact is linked to reversal of statutory amortization of goodwill that determined deferred tax liabilities for €/000 18,440.

Income Statement items – Reclassifications

6. The reclassification of €/000 614 resulted in a decrease in the IFRS item "Amortization and Depreciation" to "Other revenues and Proceeds" of the Italian accounting standards regarding the share of capital grants pertaining to the period.

7. The capitalized costs related to the launching of the Bond classified under "Other Intangible Assets" for the Italian accounting principles have been reclassified under "Non-current financial liabilities" for IFRS. As a result, the relative cost of the period (€/000 1,555) has been reclassified from the "Amortization and Depreciation" to the "Financial income (charges)" in the Income Statements.

EFFECTS OF THE ADOPTION OF IFRS ON THE OPENING BALANCE SHEET AS OF JANUARY 1, 2005 AND ON THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005

The main adjustment of January 1, 2005 and December 31, 2005 are shown in the following statement of reconciliation between the consolidated shareholders' equity under Italian accounting standards and consolidated shareholders' equity under IFRS. Specifically, adjustments have been reported gross of any associated tax effects and minority, which have been reported cumulatively as separate items under "Tax effect" and "Share attributable to Minority Interests", respectively.

(euro)	Shareholders' Equity as of January 1, 2005	Merger effect according to Italian accounting standards	Changes in Shareholders' Equity and FTA merged companies	Net profit 2005	Shareholders' Equity as of December 31, 2005	Notes
Amounts according to the Italian standards	**73,826**	**937,728,098**		**61,006,235**	**998,808,159**	
Variations due to merger			(577,038,210)	(36,955,000)	(613,993,210)	A
Other variations			217,408		217,408	B
Stock options reserve			9,427,856		18,422,361	G
- Reversal of Goodwill Amortization			49,504,964	95,126,787	144,631,751	C
- Reversal of start-up and expansion costs	(2,559)		(6,819,232)	(737,459)	(7,559,253)	D
- Reversals of patent			(697,637)	(25,000)	(722,637)	D
- Reversal of other intangible assets			(5,530,173)	(261,510)	(5,791,683)	D
- Reversal of Intangible Assets Amortization			5,342,903	5,558,347	10,901,250	D
- Discounting back of Staff Severance Fund			(252,850)	637,375	384,525	E
- Stock options			(9,427,856)	(8,994,505)	(18,422,361)	G
- Deferred Tax Assets			2,870,747	(1,689,056)	1,181,691	F
- Deferred tax liabilities			(18,357,159)	(18,650,933)	(37,008,092)	F
Amounts according to IFRS	**71,267**	**937,728,098**	**(550,759,242)**	**95,015,281**	**491,049,909**	

The following section provides comments on the nature of the main IFRS adjustments made to financial statements items prepared under national accounting standards. For more detailed analysis, reference is made to the notes to the Balance Sheet and Income Statement.

(A) *Effects resulting from Merger*

The Share Premium Reserve decrease was finalized at the time when the effects of the 2005 merger by incorporation of FinEuroGames and Lottomatica into NewGames S.p.A were eliminated.

(B) *Other adjustments*
The adjustment refers to the relative decrease of reversed intangible assets in the period 2005 based on applying IFRS.

(C) *Goodwill*
The nature of the adjustments is ascribed to the elimination of statutory amortization of goodwill. Under IFRS, goodwill is not subject to amortization, but must be subject to an annual impairment test to check any loss in value that may have occurred.
The impairment test was carried out to check that the net book value at the date of transition to IFRS (January 1, 2005) was fair and maintaining that value at December 31, 2005. As a result, amortization carried out for the purposes of Italian accounting standards was reversed. The tax effect was calculated only on the reversal of such statutory amortization which resulted in recognizing deferred tax liabilities.

(D) *Intangible Assets*
Adjustments regarded the reversal of costs that did not have the requirements for being capitalized under IAS 38, and of amortization entered in the financial statements prepared under Italian accounting standards regarding intangible assets reversed under IFRS.

(E) *Staff Severance Fund*
Italian accounting standards required the Staff Severance Fund liability to be recognized on the basis of the nominal payable accrued at the closing date of the financial statements. On the contrary, IAS 19 classifies the Staff Severance Fund under the defined benefit plan pot-employment benefits. Under this definition, the accrued liability must be valued using actuarial criteria and the "Projected unit credit method" projecting future expenditure based on historical statistical analysis, the demographic curve and the discounting-back of these flows based on a market interest rate. Thus, such value refers to adjustments of the Fund to its present value.

(F) *Tax Effect*
This refers to the effect of deferred taxation calculated on the IFRS adjustments as of January 1, 2005 and December 31, 2005.

(G) *Stock Options*
The stock options plan survey, in accordance with IFRS 2, determined an internal reclassification of the Shareholders' Equity. This reclassification is represented by an increase in the Stock Option Reserves against a decrease in Profits for the period.

MAIN CHANGES IN CASH-FLOW STATEMENTS

The cash-flow statement prepared by Lottomatica S.p.A. up to the financial statements for the year ended December 31, 2005, had the objective of reporting the requirements or net financial surplus of the company that arose from the change in Net Financial Debt over the period, while the cash-flow statement prescribed under IAS 7 tends to report the ability of Lottomatica to generate "cash and cash equivalents".
According to this principle, cash equivalents are short-term and highly liquid financial investments that can be readily converted to cash and that are not exposed to significant risks changing their value. Thus, an investment is only classified as cash equivalents when it is short-term or with maturity of 3 months or less from the purchase date. Financial investment in shares do not fall within the category of cash equivalents..

Current account overdrafts normally come under financing, except in the case where they can be settled on demand and form part of the overall management of cash and cash equivalents of a business concern, in which case they are classified as a reduction in cash equivalents.

According to IAS 7, the Cash-flow Statements should report financial flows generated during the period separately classifying them as operating, investing and financial:

- **cash-flow from operating activities**: cash-flows from operating activities are primarily income-generating related activities and are reported by Lottomatica using the indirect method; according to this method, profit for the period is adjusted for the effect of entries which during the period have not generated outflows or have not generated liquidity (non-monetary transactions) such as amortization and depreciation, changes to receivables and payables, etc.;
- **cash-flow from investing activities**: the investment activity has been reported separately as it represents, among other things, an indication of the investments/disinvestments made with the aim of generating future income and favorable cash flow;
- **cash-flow from financing activities**: financing activity consist of flows that generate a change to the entity and the composition of its shareholders' equity and loans obtained.

Cash-Flow Statements	ITA GAAP Balance as of 12/31/2005	IFRS Balance as of 12/31/2005
Net Profit before taxes for the period [group]	**106,512,184**	**196,870,708**
Adjustments for:		
- Tangible Asset Amortization	29,462,436	5,802,339
- Intangible Asset Amortization	109,104,275	29,908,749
- (Revaluations) Devaluation of fixed assets	4,751,991	5,296,284
- (Appreciation) Depreciation from fixed asset alienation	-168,369	-168,369
- Income taxes	-45,505,948	-64,900,427
Cash-flow from operating activities before changes in net working capital	**204,156,569**	**172,809,284**
Other non-monetary transactions	-22,977,147	12,422,213
Change in Net Working Capital	96,666,996	96,323,179
Cash-flow from operating activities [a]	**277,846,418**	**281,554,676**
- Asset investments	-345,940,295	-5,482,267
- Tangible Asset investments	-58,625,134	-67,434,196
- Investments in intangible financial assets	-505,527,237	-4,717,323
- assets from merger	-615,044,860	
- Proceeds from sales, or reimbursement value, of fixed assets	4,518,151	4,518,151
Cash-flow from investing activities [b]	**-1,520,619,375**	**-73,115,635**
Financial Reimbursement	432,761,415	-89,716,991
Other Shareholders' Equity variations	937,728,098	8,994,505
Cash-flow from financing activities [c]	**1,370,489,513**	**-80,722,486**
Increase/(decrease) cash and cash equivalents [a+b+c]	**127,716,556**	**127,716,556**
Cash and cash equivalents at the beginning of the incorporating period	120,000	120,000
Cash and cash equivalents at the end of the period	**127,836,556**	**127,836,556**

ATTACHMENT (15)

MERGER BY INCORPORATION OF NOVA PRIMA S.R.L. INTO LOTTOMATICA S.P.A:

- (15.1) MERGER PLAN;
- (15.2) FINANCIAL STATEMENTS OF LOTTOMATICA S.P.A.
- (15.3) FINANCIAL STATEMENTS OF NOVA PRIMA S.P.A.

(15.1) - MERGER PLAN OF NOVA PRIMA S.R.L. INTO LOTTOMATICA S.P.A.

The Board of Directors of LOTTOMATICA S.P.A. (hereinafter, "**Lottomatica**", or the "**Incorporating Company**") and the Sole Director of NOVA PRIMA S.R.L. with sole quotaholder (hereinafter, "**Nova Prima**", or the "**Merging Company**" and, jointly, Lottomatica and Nova Prima, the "**Companies involved in the Merger**") have drawn up, pursuant to articles 2501-*ter*, paragraph 1, and 2505 of the Italian civil code, the following merger plan (the "**Merger Plan**"), in relation to the incorporation of Nova Prima into Lottomatica (hereinafter, the "**Merger**").

It is underlined that, as it is also specified below, Lottomatica holds the entire corporate capital of Nova Prima, and therefore:

- pursuant to article 2505, paragraph 1 of the Italian civil code, neither the directors' reports of the Companies involved in the Merger, for the purpose of article 2501-*quinquies* of the Italian civil code, nor the experts' report, for the purpose of article 2501-*sexies* of the Italian civil code, are required;
- pursuant to article 2505, paragraph 2 of the Italian civil code, and of paragraph 17.1, letter a) of Lottomatica's by-laws, attached to this Merger Plan as Schedule "A", and pursuant to article 12 of Nova Prima's by-laws, the directors of each of the Companies involved in the Merger are respectively competent to adopt the merger's decisions pursuant to article 2502 of the Italian civil code. In this respect, it is underlined that, pursuant to article 2502, paragraph 3 of the Italian civil code, Lottomatica's shareholders, representing at least 5% of its share capital, are entitled to ask that the decision approving the Merger by Lottomatica be taken by the extraordinary shareholders' meeting. This request shall be submitted to Lottomatica within 8 days from the filing of the Merger Plan with the Companies' Registrar. In this case, Lottomatica Board of Directors would forthwith call the extraordinary shareholders' meeting.

MERGER PLAN

1. COMPANIES INVOLVED IN THE MERGER.

Incorporating Company:

Corporate Name	Lottomatica S.p.A.
Kind of company	Joint stock company – *Società per Azioni*
Registered office	Rome, Viale del Campo Boario 56/D
Share capital	Subscribed and paid up capital of Euro [•], divided into no. [•] ordinary shares, having a par

	value of Euro 1,00 each, listed on the Stock Exchange regulated and managed by Borsa Italiana S.p.A.
Place of the competent Companies' Registrar	Rome
Companies' Registrar registration number and tax code	08028081001
Guidance and coordination	De Agostini S.p.A., with registered office in Novara, via G. Da Verrazano 15

Merging Company:

Corporate name	Nova Prima S.r.l.
Kind of company	Limited liability company with sole quotaholder – *Società a responsabilità limitata con unico socio*
Registered office	Novara, via G. Da Verrazano 15
Stock capital	Subscribed and paid up capital of Euro 100,000.00 (one hundred thousand), entirely held by Lottomatica
Place of the competent Companies' Registrar	Novara
Companies' registrar registration number and tax code	02018760039
Guidance and coordination	Lottomatica S.p.A., with registered office in Roma, Viale del Campo Boario 56/D

2. SHARE CAPITAL OF THE INCORPORATING COMPANY.

2.1 As of today, Lottomatica's share capital, resolved for an aggregate amount of Euro [•], results being subscribed and paid up for an amount of Euro [•], divided into no. [•] ordinary shares having a par value of Euro 1.00 each and all bearing the same rights.

2.2 It is underlined that the resolved, subscribed and paid up capital of Lottomatica could increase with respect to the amount indicated under

paragraph 2.1 above:

(i) [of Euro 547,225.00 through the issuance of 547,225 ordinary shares, issued and subscribed on 5 September 2006 (being this increase of capital not already recorded into the companies' registrar) in partial execution of the capital increase to the service of stock option attribution plan to the employees of Lottomatica and/or its subsidiaries resolved by the Board of Directors on 29 August 2006, in partial execution of the right to increase the share capital attributed to the Board of Directors by the extraordinary shareholders' meeting of Lottomatica on 12 April 2006] [*to be verified*];

(ii) of a maximum amount of Euro 337,333.00, through the issuance of a maximum of 337,333, ordinary shares having a par value of Euro 1.00 each, to the service of the exercise of stock options reserved pursuant to the stock option plan 2003-2005;

(iii) of a maximum amount of Euro [160,000.00], through the issuance of a maximum of 160.000 ordinary shares having a par value of Euro 1.00 each, to be issued in partial execution of the capital increase to the service of stock option attribution plan to the employees of Lottomatica and/or its subsidiaries resolved by the Board of Directors on 29 August 2006, in partial execution of the right to increase the share capital attributed to the Board of Directors by the extraordinary shareholders' meeting of Lottomatica on 12 April 2006;

(iv) of a maximum amount equal to 10% of the share capital of Lottomatica that will result being subscribed at the date of the extraordinary shareholders' meeting of Lottomatica which will be called on [October 18] 2006 as first call and on [October 19] as second call, should such shareholders' meeting resolve to approve the proposal of attribution to the Board of Directors of the right to increase the share capital, with the exclusion of the option right, such proposal having been resolved by the Board of Directors of Lottomatica on 29 August 2006 and being included in article 5.5 of the draft by-laws attached to this Merger Plan as Schedule "B"; the same proposal also provides the revocation of the attribution to the Board of Directors of the right to increase the share capital pursuant to art. 2443, paragraph 2, of the Italian civil code set out in article 5.3 (vii) of the current by-laws of Lottomatica attached to this Merger Plan as Schedule "A".

2.3 Considering that Lottomatica holds the entire corporate capital of Nova Prima, pursuant to the provisions set out by article 2504-*ter*, paragraph 2, of the Italian civil code, no shares of Lottomatica shall be assigned in exchange of the Merging Company's quota held by Lottomatica and, accordingly, no increase of Lottomatica's share capital shall be proposed or resolved for the purpose of the Merger.

3. BY-LAWS OF THE INCORPORATING COMPANY.

3.1 Lottomatica's current by-laws are attached to this Merger Plan as <u>Schedule "A"</u>.
Taking also into account the specifications made under paragraph 2.3 above, Lottomatica's by-laws shall not be amended in relation to, and as a consequence, of the Merger.

3.2 It is underlined that Lottomatica's by-laws at the date of the Merger could vary with respect to the one under the above-mentioned Schedule "A" should:

(i) the capital increases described under paragraph 2.2 (ii) and (iii) above be executed;

(ii) the extraordinary meeting of Lottomatica, which will be called on [October 18] 2006 as first call and on [October 19] as second call, resolve to approve (a) the proposals of amendments to the by-laws made by the Board of Directors on August 29, 2006 and, in particular, amendments to articles [*to be verified*] 5.3(vii), 5.5 (both described in paragraph 2.2(iv) above), 6.2, 14.3, and (b) the proposals of amendments to the by-laws made as of today by the Board of Directors. Both the proposals under (a) and (b) above are evidenced in the draft by-laws attached to this Merger Plan as Schedule "B". Such by-laws could be, also, further amended as a consequence of the implementation of law 28 December 2005 n. 262 and following modifications and supplements.

4. MERGER'S COMPLETION FORMALITIES

4.1 As specified under paragraph 2.3 above, taking into account the fact that Lottomatica holds the entire corporate capital of Nova Prima, for the purpose of the Merger's completion, no shares of Lottomatica shall be assigned in exchange of the Merging Company's quota that held by Lottomatica, this being therefore annulled without any exchange ratio. For the same reasons, no currency adjustment is provided.

4.2 With respect to the provisions set out by article 2501-*ter*, paragraph 1, no. 3, 4 and 5 of the Italian civil code and taking into account what has been mentioned under paragraph 2.3 above, it is hereby specified that, lacking the need to make any assignment of Lottomatica's shares in exchange of the interest held by Lottomatica in the Merging Company, this Merger Plan, does not include any information regarding the exchange of shares, such as the exchange ratio as well as the currency adjustment, if any, the procedure for

the assignment of shares in exchange and the date as from which the aforesaid shares are entitled to receive dividends.

4.3 For the purpose of article 2501-*quater*, paragraph 1 of the Italian civil code, Lottomatica will use the financial statements as of 30 June 2006 and Nova Prima will use the financial statements as of 28 June 2006 (supplemented by financial statements as of 30 June 2006), prepared in accordance with the provisions of the above mentioned article.

5. EFFECTS OF THE MERGER AND RECORD OF THE TRANSACTIONS IN THE ANNUAL FINANCIAL STATEMENTS OF THE INCORPORATING COMPANY.

5.1 As from the effective date of the Merger, Lottomatica will succeed into all Nova Prima's rights and liabilities.

5.2 The transactions carried out by Nova Prima will be recorded in the financial statements of Lottomatica as of January 1, of the year in which the Merger is effective.

5.3 The effective date of the Merger for tax purposes will be January 1, of the year in which the Merger is effective.

5.4 The effective date of the Merger *vis-à-vis* third parties, pursuant to article 2504-*bis*, first paragraph of the Italian civil code will be determined in the deed of merger relating to the Merger and it could also be subsequent to the date of the last of the registrations provided under article 2504, second paragraph of the Italian civil code.

6. TREATMENT RESERVED TO SPECIAL CATEGORIES OF SHAREHOLDERS OR HOLDERS OF SECURITIES OTHER THAN SHARES; SPECIAL BENEFITS IN FAVOR OF DIRECTORS.

6.1 With the exception of the holders of (i) Lottomatica's 360 million non-convertible senior notes due 2008, issued on 22 December 2003; and (ii) Lottomatica's 750 million subordinated interest-deferrable capital securities due 2066, issued on 17 May 2006, there are no special categories of shareholders as well as there are no holders of securities other than shares; and there are no treatments reserved to special categories of shareholders or holders of securities other than shares.

6.2 No special benefits in favour of the directors of the Companies involved in

the Merger have been provided for in relation to, and as a consequence, of the Merger.

*** *** ***

Rome – Novara, [11] September 2006

____

Lottomatica S.p.A.

Lorenzo Pellicioli

(Chairman of the Board of Directors)

____

Nova Prima S.r.l.

Marco Sala

(Sole Director)

SCHEDULE A

LOTTOMATICA'S CURRENT BY-LAWS

THE LAW

1. Company name

1.1 The limited company is established under the name: "LOTTOMATICA S.p.A.".

2. Head Office

2.1 The head office of the Company is situated in Rome. The Board of Directors has the right to determine the transfer of the company head office within the boundaries of the Italy Republic and to establish or to close down ancillary offices.
2.2 The Board of Directors can determine the establishment of branches, offices, agencies and representatives throughout Italy and abroad.

3. Duration

3.1 The Company will remain in existence until 31 December 2070. This term can be extended one or more times by resolution passed by an Extraordinary Meeting of shareholders, with the exception of, under section 25 of the by-law, the right of withdrawal by those shareholders not in agreement with the approval of the motion.

4. Objective

4.1 The Company objective is all activities pertaining to the organisation, management and fulfilment of games and/or lotteries, instant and/or traditional, for example games of ability, forecasting competitions, lottery draws and betting, whether directly or through concessions, in Italy or abroad.
In particular the Company can organise and manage, under licence from the Department of Finance, the automatic lottery, as provided for by section 1 of the d.m. 4832/GAB of 17 March 1993 and subsequent amendments.
The Company can also carry out any concessionary activity and/or activities connected with services delegated, or in any way given in concession, to tobacconist shops and/or collectors for the Public Administration, including the collection of car taxes.
4.2 The Company can carry out any other delegated activity granted by the Public Administration in connection to concessionary services or activities.
4.3 The Company can carry out all manufacturing, financial, commercial, security and real estate transactions, in any way instrumental to the pursuit of the company objective, including the issuing of surety bonds and collateral securities, the acquisition, assignment and use of industrial rights, patents and inventions.
4.4 The Company can participate with and have interests in other companies, businesses and associations, established or in formation, including foreign companies, essential to, connected with or instrumental in achieving the company objective and can carry out, in general, any essential or desirable transaction with this aim in mind within the provisions of activity as per section 106 and ss., d.lgs no. 385/1993 and related administrative provisions.

5. Share Capital

5.1 As at 16 May 2006, the share capital was agreed to be a total of Euro 93,668,620.00, the underwritten and paid up portion of which amounted to Euro 91,877,714.00 divided into 91,877,714 ordinary shares each with a nominal value of Euro 1.00 all with equal rights.
5.2 In the event of an increase in the share capital against payment, the right to options can be prohibited if so determined by the shareholders meeting or, if so delegated, by the Board of Directors, within the limits and by means provided for in art. 2441, paragraph 4, second sentence, of the Civil Code.
5.3 The Extraordinary Shareholders Meeting of 21 September 2005 agreed, starting from the effective date of the merger of Fineurogames S.p.A. and Lottomatica S.p.A.:
i) An increase in the share capital against payment, in divisible form, up to a maximum of Euro 2,439,110.00 (two million four hundred and thirty nine thousand one hundred and ten), with the release in several issues of a maximum of 2,439,110 (two million four hundred and thirty nine

thousand one hundred and ten) new ordinary shares with a nominal value of Euro 1.00 each with standard rights excluding the right to options as per art. 2441, paragraph 5 of the Civil Code, already assigned and still exercisable in the scheme of stock options reserved for the employees of the Company and its other direct or indirect subsidiaries, in accordance with the resolution of the extraordinary shareholders meeting of 14 April 2003 and of the Board of Directors meeting of 11 June 2003 of the merged Lottomatica S.p.A., with a subscription deadline of 31 December 2008;

ii) An increase in the share capital against payment, in divisible form, up to a maximum of Euro 1,422,667.00 (one million four hundred and twenty two thousand six hundred and sixty seven) with the release in several issues of a maximum of 1,422,667 (one million four hundred and twenty two thousand six hundred and sixty seven) new ordinary shares with a nominal value of Euro 1.00 each with standard rights excluding the right to options as per art. 2441, paragraph 5, of the Civil Code, already assigned and still exercisable in the scheme of stock options reserved for the executives of the Company, in accordance with the resolution of the extraordinary shareholders meeting of 14 April 2003 and of the Board of Directors meeting of 11 June 2003 of the merged Lottomatica S.p.A., with a subscription deadline of 31 December 2008;

iii) An increase in the share capital against payment, in divisible form, up to a maximum of Euro 223,175.00 (two hundred and twenty three thousand one hundred and seventy five), with the release in several issues of a maximum of 223,175 (two hundred and twenty three thousand one hundred and seventy five) new ordinary shares with a nominal value of Euro 1.00 each with standard rights excluding the right to options as per art. 2441, paragraph 5 of the Civil Code, already assigned and still exercisable in the scheme of stock options reserved for the employees of the Company and its other direct or indirect subsidiaries, in accordance with the resolution of the extraordinary shareholders meeting of 14 April 2003 and of the Board of Directors meeting of 13 May 2004 of the merged Lottomatica S.p.A., with a subscription deadline of 31 December 2008;

iv) An increase in the share capital against payment, in indivisible form, up to a maximum of Euro 297,580.00 (two hundred and ninety seven thousand five hundred and eighty) with the release in several issues of a maximum of 297,580 (two hundred and ninety seven thousand five hundred and eighty) new ordinary shares with a nominal value of Euro 1.00 each with standard rights excluding the right to options as per art. 2441, paragraph 5 of the Civil Code, already assigned by the merged Lottomatica S.p.A. in "the scheme of Lottomatica stock options 2005-2010 reserved for the employees" of the Company and/or its subsidiaries, in accordance with the resolution of the extraordinary shareholders meeting of 12 April 2005 and of the Board of Directors meeting of 12 May and 21 July 2005 of the merged Lottomatica S.p.A., and implemented by the delegated members of the Board, with a subscription deadline of 31 December 2010;

v) An increase in the share capital against payment, in indivisible form, up to a maximum of Euro 57,016.00 (fifty seven thousand and sixteen) with the release in several issues of a maximum of 57,016 (fifty seven thousand and sixteen) new ordinary shares with a nominal value of Euro 1.00 each with standard rights excluding the right to options as per art. 2441, paragraph 5 of the Civil Code, in "the scheme of Lottomatica stock options 2005-2010 reserved for the employees" of Lottomatica and/or its subsidiaries, already assigned by the merged Lottomatica S.p.A.to this scheme, in accordance with the resolution of the extraordinary shareholders meeting of 12 April 2005 and of the Board of Directors meeting of 12 May and 21 July 2005 of the merged Lottomatica S.p.A., and implemented by the delegated members of the Board, with a subscription deadline of 31 December 2010;

vi) An increase in the share capital against payment, in indivisible form, up to a maximum of Euro 219,812.00 (two hundred and nineteen thousand eight hundred and twelve) with the release in several issues of a maximum of 219,812 (two hundred and nineteen thousand eight hundred and twelve) new ordinary shares with a nominal value of Euro 1.00 each with standard rights excluding the right to options as per art. 2441, paragraph 5, of the Civil Code, options already assigned by the merged Lottomatica S.p.A. to the "scheme of Lottomatica 2005-2010 stock options reserved for executives" of the Company, in accordance with the resolution of the extraordinary shareholders

meeting of 12 April 2005 and of the Board of Directors meeting of 12 May 2005 of the merged Lottomatica S.p.A., and implemented by the delegated members of the Board, with a subscription deadline of 31 December 2010;
vii) the Board of Directors are delegated, as per art. 2443, paragraph 2 of the Civil Code, for a period of 5 years from the date of the resolution, with the authority to increase the share capital against payment in several issues up to a maximum amount of Euro 8,326,520.00 (eight million three hundred and twenty six thousand five hundred and twenty) with the exclusion of the right to options as per art. 2441 paragraph 4, second sentence of the Civil Code, for the acquisition of equity investments (including merger or de-merger transactions) or businesses or branches of businesses active in sectors of strategic interest to the Company, without limits, and/or serving one or more stock options reserved for the executives of the Company and the employees of the Company and/or its subsidiaries, up to a maximum of 20% per year, equal to Euro 1,205,777.60 (one million two hundred and five thousand seven hundred and seventy seven point sixty) for the first year and up to Euro 1,789,185.60 (one million seven hundred and eight thousand one hundred and eighty five point sixty) for each successive year, without the possibility of carrying over the unused amount in any given year to the following year. In compliance with art. 2441, paragraph 4, second sentence of the Civil Code, the Board of Directors must decide on the price of the share issue according to the following criteria:
a) in the event of increases in the capital of one or more stock option schemes reserved for the executives of the Company and the employees of the Company and/or its subsidiaries, the Board of Directors of the Company must decide on an issue price corresponding to the market value of the shares, taking into account the average stock exchange price of the Company shares over a significant period of time, and not less than their normal value according to the relevant tax regulations (the normal value which is equal to the mathematical average of the official price of the ordinary shares of the Company registered on the Telematic Shares Market operated by the Borsa Italiana S.p.A. in the month prior to the allocation of the options by the Board of Directors, where "month prior" refers to the period from the date of assignment of the options, excluding that day, to the same day of the following month, it being understood, for the purpose of calculating the mathematical average, only the official price of the ordinary shares of the Company on days when the stock exchange was trading can be taken into account.
b) in the event of increases in capital for the acquisition of equity investments (including merger or de-merger transactions) or businesses or branches of businesses active in sectors of strategic importance to the Company, the Board of Directors of the Company must decide on an issue price corresponding to the market value of the shares, taking into account the average stock exchange price of the Company shares over a significant period of time, or applying the most representative valuation criteria, for example, the stock exchange quotation method, the discounted cash flow method, or the multiple market method.
5.4 The Extraordinary meeting of the 12 April 2006 granted the Board of Directors, for a maximum period of 5 years from that date, pursuant to art. 2443 of the Civil Code, the power to increase the share capital against payment by one or more issues, up to a maximum amount of Euro 1,720,000,000.00 (one thousand seven hundred and twenty million), of which up to a maximum of Euro 1,670,000,000.00 (one thousand six hundred and seventy million) to be offered in options to the shareholders and up to a maximum of Euro 50,000,000.00 (fifty million) to be offered in subscription to the employees of Lottomatica S.p.A and/or its subsidiaries, excluding option rights, as per art. 2441, final paragraph, of the Civil Code. In the exercise of this right, the Board has the greater power to decide, from time to time, the means, terms and conditions of the increase in capital, including the number of shares to issue from time to time in execution of its proxy, the price of the subscription (including ultimate supplement) and the relationship of subscriptions in the exercise of the option rights in relation to the shares offered in option to the shareholders. In particular, the price of the subscriptions, including the ultimate supplement, of the new shares will

be determined by the Board of Directors, taking into account the conditions of the financial market, and the relative performance of the registered Lottomatica shares.
The Board of Directors will decide from time to time the appropriate deadlines for the share subscription and determine that, in the event that the agreed increase is not taken up by the deadline set by them, the capital will be increased by an amount equal to the subscriptions raised up to that time.
The Board of Directors has all powers relating to the issue of new shares – to be issued from time to time as per art. 5.4 – and under section 5 of the By-Law to vary the amount of share capital and the number of shares represented by the same in each increase in share capital.
On May 18, 2006 the Board of Directors, pursuant to art. 2443 of the civil code, in partial exercise of the powers granted by the extraordinary shareholders' meeting of Lottomatica S.p.A. on April 12, 2006 resolved to increase the share capital for a total nominal amount up to Euro 57,423,570.00 through the issue of up to 57,423,570.00 cum coupon ordinary shares having a par value of 1.00 Euro each having the same features of those in circulation, to be offered in option to shareholders pursuant to art. 2441 of the civil code at a price equal to Euro 25.425 each, of which Euro 24.425 as overprice: all shareholders were granted the power to subscribe 5 newly issued shares for every 8 owned.
On August 29, 2006 the Board of Director, upon delegation given by the extraordinary shareholders' meeting held on April 12, 2006, resolved upon an increase in the share capital up to a maximum of Euro 2,000,000.00 (two million) through the issue of a maximum of 2,000,000.00 new ordinary shares with a nominal value of Euro 1.00 each.

6. Shares

6.1 The share are nominative and freely transferable. This, however, excludes the release of share titles where the Company is bound by the system of obligatory dematerialization of issued financial instruments.

7. Bonds

7.1 The Company can issue bonds determining the means and conditions of placement, including bearer or nominative bonds, convertible or equity warrant, according to the powers established by the provisions of the relevant laws.

8. Convocation

8.1 The Shareholders Meeting will take place in the Italian Republic, and may be outside the area of the Company head office, as provided for by law, wherever and whenever agreed by the Board of Directors, with notification signed by the Chairman containing information on the date, location, time and agenda for the meeting, to be published in the Gazzetta Ufficiale or the daily newspaper Il Sole24ore as required by law. The information will also give the date, location and time of the next subsequent meeting or at the very least the date of the next subsequent meeting.
8.2 The Shareholders meeting can be called, other than by the Board of Directors, at the request of several shareholders who represent at least a tenth of the share capital, as per art. 2367, final paragraph, of the Civil Code or by the Statutory Auditors (or at least 2 (two) members of the same).

9. The Right to Vote and Intervene

9.1 Each shareholder has one vote for every share held.
9.2 Shareholders can intervene in the Shareholders Meeting if at the date of the meeting they are in possession of the appropriate certificates given by authorized intermediaries as per the current regulations and if so previously advised to the Company 2 working days before the date of the Meeting as per art. 2370, second paragraph, of the Civil Code.
9.3 Such deposition, conforming to the above, is valid for successive meetings.
9.4 Every shareholder has the right to intervene in the Meeting, and can be represented, as provided for by law, by means of written proxy.

9.5 It is the responsibility of the Chairman of the Meeting to verify the validity of the proxy and the general right to intervene in the Meeting.

10. The Chairmanship and Management of Responsibilities

10.1 The Meeting is presided over by the Chairman of the Board of Directors, or in his/her absence by the Vice Chairman (where appointed); in the presence of more than one Vice Chairmen, the meeting will be chaired by the Vice Chairman most senior in rank, or in the case of equal seniority, by the most senior in age. In the absence of one or all Vice Chairmen, the Meeting will be chaired by a person elected by the Meeting itself.

10.2 It is the responsibility of the person chairing the Meeting, who can use appropriate agencies, to verify the right to intervene in the Meeting and the validity of the proxy, to resolve potential objections and also to direct and control discussions ultimately establishing the duration of each intervention, also to establish voting order and procedures, all in respect of the regulation, previously determined by the Board of Directors and approved by the Meeting, governing the orderly and practical conduct of the same, whether in ordinary meeting or extra-ordinary meeting.

10.3 The Meeting will appoint a secretary who is not a shareholder, and, if deemed appropriate, two observers from among the shareholders.

The discussions of the Meeting are verified by appropriate minutes signed by the Chairman, by the Secretary and potentially by the observers.

The minutes should show the date of the meeting and by attachment, the names of the participants and the amount of capital represented by each; they should also show the procedure and results of the voting and, also by attachment, show the names of the shareholders in favour, abstaining, and objecting. At the request of the shareholders, the minutes must also outline their discussions relevant to the order of the day.

10.4 Where required by law or where the Chairman deems appropriate the minutes will be transcribed by a notary.

11. Competencies and Majority

11.1 The ordinary Shareholders Meeting will agree the financial statement, appoint directors, Auditors, the Chairman of the Statutory Auditors, agree the fees of the directors and auditors, and debate on any other matter under their legal jurisdiction.

11.2 The ordinary Meeting will be held at least once a year, within 120 (one hundred and twenty) days of the financial year end. The financial statement will be subject to approval by the Shareholders Meeting within 120 (one hundred and twenty) days of the financial year end or within 180 (one hundred and eighty) days where the Company holds consolidated accounts and in the event of particular requirements relative to the structure and objective of the Company.

11.3 The extra-ordinary Meeting will debate amendments to constitutive or legal acts, in addition to any other matter under their legal jurisdiction.

11.4 The decisions of the Meeting are made by legal majorities and must be verified by minutes signed by the Chairman of the Meeting and by the secretary.

12. Information to the Shareholders

12.1 The shareholders have the right to view all the acts from previous Meetings registered at the company head office and to obtain copies at their own expense.

13. Board of Directors: appointment

13.1 The Company, as per par.2 Section 6(2), Chapter 5, Volume 5, Book 5 of the Civil Code, is managed by a Board of Directors made up of between 7 (seven) and 15 (fifteen) members. The Shareholders Meeting will decide on the number of Board members, such number to remain the same until agreed differently.

13.2 Every shareholder who intends to propose candidates for the role of director, must deposit at the head office, under penalty of disqualification, at least ten days before the proposed date of the Meeting at which nominations will be debated, a curriculum vitae containing a comprehensive report of the personal and professional attributes of each candidate.

13.3 Directors are appointed for a maximum of three financial years, following which, as agreed by the Meeting of appointment, they may be available for re-election. Their role will expire on the date of the Shareholders Meeting called to approve the accounts relating to the final financial year of their appointment.
13.4 Art. 2386 of the Civil Code provides for substitution in the event of a lack of one or more director.
13.5 If for whatever reason the number of directors falls below target, the entire Board of Directors will be dismissed and the Shareholders Meeting must be called as early as possible by the remaining directors in order to establish an entire new Board.

14. Board of Directors: function

14.1 The Board will elect a Chairman from among its members and also can elect from among its members one or more Vice Chairmen who will deputise for the Chairman in the event of absence or impediment; in the presence of several Vice Chairmen and in the absence of or impediment to the Chairman, the most senior in rank will deputise, or the most senior in age in the event of equal seniority.
14.2 The Board of Directors will appoint from among its members one or more Managing Directors determining the relative rights and duties. The role of Managing Director can be undertaken by a Vice Chairman even if he is also General Manager as per art. 19.3. The Board of Directors can also appoint an Executive Committee, determining the relative rights and duties.
14.3 In both cases the Board of Directors will decide the timing, no less than every three months, of the half yearly and quarterly meetings, in addition to the Board meetings called to approve the end of year financial statement, through which such delegated bodies should report to the Board of Directors and to the Statutory Auditors on their activities in carrying out the proxies conferred on them, on the general progress of their management and anticipated development, on the transactions of major significance, in size or character, undertaken by the company and its subsidiaries, and, as regards the executive committee, also on the number of its members, on its duration and on the regulations under which they perform.
The Chairman of the Board of Directors, the Vice Chairman or Vice Chairmen (where appointed) and the Managing Director or Managing Directors have the right to be appointed to the executive committee.

15. Meetings of the Board

15.1 The Board of Directors meetings will normally take place at the Company head office, but a change of venue can be advised in the meeting announcement. Meetings can also be held by video conference and/or teleconference, provided that the exact identity of those legitimately participating can be verified by the Chairman and the other participants, that every participant has the possibility of verbal intervention, in real time, in all topics, and the opportunity to receive or transmit documents; in all cases the Chairman and the Secretary should be present at the location of the meeting.
15.2 The Board of Directors is summonsed on the initiative of the Chairman or at the written request of the Managing Director or one of the Managing Directors or of three Board members, by means of letter or telegraphic communication or telex or fax sent to the Board members and to the Auditors at least 3 working days before the meeting. Where urgency is required the minimum length of time is reduced to forty-eight hours.
The notice of assembly must advise the location, the date and the time of the meeting, as well as the list of items to discuss.
15.3 The Board of Directors will be considered legitimately established even without summoning provided that all the Board members and regular Auditors are present.

16. Validity and recording of the minutes

16.1 The majority of appointed directors must be present for the deliberations of the Board to be valid.

16.2 The Board of Directors is presided over by the Chairman or, in his absence, the Vice Chairman, if nominated; in the presence of more than one Vice Chairman the meeting will be chaired by the most senior in rank of the Vice Chairmen, or in the case of equal ranking, the most senior in age; in the absence of the Chairman and of his Vice Chairman or Vice Chairmen, the meeting will be chaired by the Board member most senior in rank or, in the case of equal ranking, the most senior in age.
16.3 The Board of Directors can appoint a Secretary, who can be chosen from outside the Board, and in which case has no voting rights.
16.4 The deliberations of the Board of Directors will be recorded in minutes by the Secretary, or in his/her absence by one of the Board members with the responsibilities of secretary; the minutes will be transcribed in an appropriate book and signed by the Secretary and the Chairman of the meeting. This book will be kept at the Company head office.

17. Board of Directors: powers

17.1 The Board of Directors holds all powers for the ordinary and extra-ordinary management of the Company. They are responsible for all acts in practice of or appropriate to the pursuit of the company objective.
The administrative body also holds the following powers:
a) to agree mergers or de-mergers as provided for by art. 2505, 2505 (2) and 2506 (3), last paragraph, of the Civil Code;
b) to establish or close ancillary offices;
c) to select representative executives;
d) to reduce share capital in the event of the withdrawal of shareholders;
e) to supervise the by-laws and their regulatory provisions;
f) to transfer the head office to another location within the Italian Republic;
17.2 The Board of Directors will decide by a majority vote of its members.

18. Chairman

18.1 The Chairman of the Board of Directors is the legal and procedural representative of the Company. The Chairman will report periodically to the Board of Directors on his ongoing activities.
18.2 In the interests of urgency the Chairman, with the proposal of the Managing Director or of one of the Managing Directors together with the Managing Director who made the proposal, may take any measure under the remit of the Board of Directors, reporting back to them at the next successive meeting.
18.3 The Board of Directors can also grant the representation and sanction of the company, including in judicial proceedings before a third party, with the same authorisation as indicated above, to the Vice Chairman and/or each of the Vice Chairmen and/or the Managing Director and/or each of the Managing Directors.

19. Managing Director and General Manager

19.1 The Managing Director or Managing Directors are appointed by the Board of Directors as per art. 14.2 of the current by-law.
19.2 The Managing Director or Managing Directors possess the powers granted to him/them by the Board of Directors. The Managing Director or each of the Managing Directors can make agenda proposals to the Chairman for discussion by the Board and the Executive Committee and can supervise the implementation of the relevant decisions of the corporate bodies.
19.3 The Board of Directors can appoint one or more General Managers, who can be chosen from among the members of the Board of Directors, determining their rights, including the appointment of and the granting of a mandate to an attorney. The Board can confer the role of General Manager on a Managing Director, even where he/she is also currently a Vice Chairman as per art. 14.2 of the Civil Code. The Board of Directors can grant the Managing Director or each of the Managing Directors the right to appoint and remove one or more General Managers, with the power to delegate to them part of their respective powers and functions.

19.4 The General Manager who does not simultaneously hold the position of Managing Director and is not a member of the Board of Directors, can attend the meetings of the Board of Directors and the Executive Committee, with the authority to express unrestricted opinions on the subjects under discussion.

20. Statutory Auditors

20.1 The Statutory Auditors are comprised of three regular Auditors and two deputies, appointed by the Shareholders Meeting.

20.2 The auditors are appointed on the basis of lists presented to the Shareholders in which candidates are indexed by progressive numbering.

For this purpose, the Shareholders Meeting must be called with prior notification, as per art. 2366 of the Civil Code, no less than thirty days before the date set.

The lists must be deposited at the head office and published in at least one daily national newspaper no less than ten days before the date set for the first meeting.

Each Shareholder can put forward or contribute to only one list and each candidate can appear in only one list under penalty of disqualification. The number of candidates in each list must not be higher than the number of auditors indicated in the first paragraph of the current clause.

Only the Shareholders who singly or together with the other Shareholders represent at least 2% (two percent) of the shares with voting rights in ordinary meetings can present lists.

In order to substantiate entitlement to the number of shares necessary for the presentation of lists, the Shareholders must present and/or have delivered to the head office, at least two days before the date fixed for the Meeting in first summons, a copy of the certification in proof of the right to participate in the Meeting with respect to the rules of the current provisions.

Before the above-mentioned respective deadlines, together with each list, each candidate must lodge a declaration accepting his own nomination and affirming, under his own responsibility, that there exists no cause for disqualification or incompatibility, as well as the existence of the necessary qualifications required by current legislation for their respective roles.

In order to ensure the presence in the Auditory body of persons of particular ability and experience, the presented lists should contain, at the end or in attachment, a description of the professional profile of the nominee, and of their proficiency and experience.

Those lists which do not comply with all the requirements above are considered ineligible.

All those having the right to vote can vote for only one list.

The selection of the Auditors will proceed as follows:

a) 2 (two) auditors will be elected from the list which achieves the majority of the Shareholders' votes

b) the remaining auditor will be elected from the list which has the second highest number of votes and the person who obtained the most votes from this list will be elected.

In the event of lists achieving an equal number of votes, there will be a new vote of the whole Meeting and the person obtaining the majority of the votes will be elected. In the event of an equal number of votes achieved by persons on the same list, the most senior in age of these will be elected.

However if, for whatever reason, one or more auditors cannot be appointed according to the above rules, the current regulations of the law will be applied.

The deputy auditors will be taken from the list which obtained the majority votes.

The Chairman of the Statutory Auditors will be chosen from the majority list; each presented list should indicate which of its members is designated as Chairman.

20.3 In compliance with the decree of the Ministry of Justice no. 162 of 30 March 2000, section 1, paragraph 1, at least one of the regular Auditors, out of a total of 3, or at least two if the total number is higher than 3, and in both cases at least one of the deputy Auditors, must be chosen from the Register of Accountancy Auditors and must have at least three years practice as a legal auditor.

The Auditors not in possession of the requirements of paragraph 1 of the aforementioned Decree must be chosen from those which have a total of at least three years experience of:

a) Management experience or executive responsibility in a limited company with share capital not less than two million euros; or
b) Professional experience or university teaching in judicial, economic, financial or technical scientific subjects, directly pertinent to the activity of the company; or
c) Management positions in public bodies or public administrations operating in the credit, financial and insurance sectors or in sectors directly pertinent to the activity of the company. As per the provisions of paragraph 2, section b) and c) and paragraph 3 of the aforementioned Decree the following subjects and activities are considered directly pertinent to those of the company:

- administrative law
- public law
- public economic – economic political law
- financial sciences
- management
- statistics
- information technology

20.4 according to the provisions of the law regarding situations of incompatibility, those who already hold the position of regular auditor in more than five companies quoted on the regular Italian stock exchange, excluding companies involved directly or indirectly with the Company, cannot be nominated as Auditors and if elected will be debarred from the role.
20.5 The appointment of Auditors to the body of Statutory Auditors under art. 2401 of the Civil Code, will be agreed by the Shareholders Meeting by legal majority, except for the rights of nomination and designation as per the second paragraph.
20.6 The Auditors will remain in office for three financial years ending on the date of the meeting called for the approval of the financial statement relating to the third financial year of their appointment. Auditors can serve for one or more term of office.
20.7 The Statutory Auditors will meet at least every 90 (ninety) days on the initiative of any one of the Auditors. The meeting will be legally established in the presence of the majority of the auditors and will resolve with the majority of the members present being in favour.
Meetings can also be held by video conference and/or teleconference, provided that the exact identity of those legally taking part can be verified by the Chairman and the other participants, that all participants have the potential to verbally intervene, in real time, in all discussions, and have the ability to receive or transmit documents; however, the Chairman and the person recording the minutes must be present at the location of the meeting.
21. The Statutory Auditors Report
21.1 The Board of Directors, or their delegated executives, will make timely reports to the Statutory Auditors, no less than quarterly, on their ongoing activities and on major economic, financial and property transactions undertaken by the Company or inter-group companies; reporting in particular on transactions in which they have a interest, directly or as a third party, or those which can have an influence on the management and coordination of the Company. This information will be communicated verbally by the directors to the Statutory Auditors at the appropriate meeting with the directors, or at the meeting of the Board of Directors or at the meeting of the Statutory Auditors as per art. 2404 of the Civil Code, or by transmission of written reports, with a frequency not less than quarterly, which will be kept in the book referred to in section 5 of art. 2421 of the Civil Code.
21.2 The frequency of the meetings of the Board also intends to encourage a united approach to the exercise of all the rights delegated by the Board of Directors to the executive committee, if appointed, to the Chairman, to the Vice Chairman or Vice Chairmen and to the Managing Director or the Managing Directors.
22. Statement of Year End Accounts
22.1 The financial accounts will close annually on 31 December.

22.2 The ordinary Shareholders Meeting should be called within 120 (one hundred and twenty) days of the closing of the company year end for the approval of the financial statement except as provided for in the previous clause 11.2

23. Profits

23.1 Relative to the net profits of each financial year as per the approved financial statement:
a) a minimum of 5%, but not exceeding a fifth of the share capital, is retained in legal reserves;
b) the remainder is subject to the decision of the Shareholders Meeting.

23.2 The Board of Directors can, during the course of the financial year, distribute advances on dividend between the shareholders.

24. Winding up and Liquidation

24.1 The Company will be wound up for reasons contained in art. 2484 of the Civil Code.

24.2 Reaching an agreement on the liquidation of the Company at whatever time, the Shareholders Meeting will establish the means of the liquidation and will nominate one or more receivers, and decide on their relative powers and fees.

25. Withdrawal

25.1 Shareholders who are not party to the approval of resolutions regarding the extension of the duration have no right of withdrawal. However, the Company being subject to management and coordination as per art. 2497 and subsequent amendments of the Civil Code, the shareholders instead hold the right of withdrawal according to the assumptions of art. 2497(4) of the Civil Code.

26. Residency of the Shareholders – Conventional Forum

26.1 The domicile of the shareholders as opposed to the Company, for all legal purposes, will be in the place chosen by the Register of Shareholders.
All disputes between the shareholders and the Company will be decided by the Judicial Authority of the district in which the legal head office of the Company is situated.

27. Referral

27.1 Anything not provided for in these by-laws will be referred to the rules of law.

Signature: Rosario Bifulco

Notary Dr. Ignazio de Franchis (herein the seal)

SCHEDULE B

LOTTOMATICA'S BY-LAWS POSSIBLY ENTERING INTO FORCE BEFORE THE EFFECTIVE DATE OF THE MERGER

AMENDED BY-LAWS

TITLE I –
COMPANY NAME – REGISTERED OFFICE – DURATION – CORPORATE SCOPE

1. Company name

1.1 The limited company is established under the name: "LOTTOMATICA S.p.A.".

2. Head Office

2.1 The head office of the Company is situated in Rome. The Board of Directors has the right to determine the transfer of the company head office within the boundaries of the Italy Republic and to establish or to close down ancillary offices.
2.2 The Board of Directors can determine the establishment **and close down** of branches, offices, agencies and representatives throughout Italy and abroad.

3. Duration

3.1 The Company will remain in existence until 31 December 2070. This term can be extended one or more times by resolution passed by an Extraordinary Meeting of shareholders, with the exception of, under section 25 of the by-law, the right of withdrawal by those shareholders not in agreement with the approval of the motion.

4. Objective

4.1 The Company objective is all activities pertaining to the organisation, management and fulfilment of games and/or lotteries, instant and/or traditional, for example games of ability, forecasting competitions, lottery draws and betting, whether directly or through concessions, in Italy or abroad.
In particular the Company can organise and manage, under licence from the Department of Finance, the automatic lottery, as provided for by section 1 of the d.m. 4832/GAB of 17 March 1993 and subsequent amendments.
The Company can also carry out any concessionary activity and/or activities connected with services delegated, or in any way given in concession, to tobacconist shops and/or collectors for the Public Administration, including the collection of car taxes.
4.2 The Company can carry out any other delegated activity granted by the Public Administration in connection to concessionary services or activities.
4.3 The Company can carry out all manufacturing, financial, commercial, security and real estate transactions, in any way instrumental to the pursuit of the company objective, including the issuing of surety bonds and collateral securities, the acquisition, assignment and use of industrial rights, patents and inventions.
4.4 The Company can participate with and have interests in other companies, businesses and associations, established or in formation, including foreign companies, essential to, connected with or instrumental in achieving the company objective and can carry out, in general, any essential or desirable transaction with this aim in mind within the provisions of activity as per section 106 and ss., d.lgs no. 385/1993 and related administrative provisions.

TITLE II
SHARE CAPITAL – SHARES – BONDS

5. Share Capital

5.1 ~~As at 16 May 2006,~~**T**he share capital was agreed to be a total of Euro ~~93,668,620.00~~ **153,092,210.00**, the underwritten and paid up portion of which amounts to Euro ~~91,877,714.00~~ **[150,412,152.00]**, divided into ~~91,877,714~~ **[150,412,152.00]**, ordinary shares each with a nominal value of Euro 1.00 all with equal rights.

The share capital can also be increased through contributions in kind or of receivables.

5.2 In the event of an increase in the share capital against payment, the right to options can be prohibited if so determined by the shareholders meeting or, if so delegated, by the Board of Directors, within the limits and by means provided for in art. 2441, paragraph 4, second sentence, of the Civil Code.

5.3 The Extraordinary Shareholders Meeting of 21 September 2005 agreed, starting from the effective date of the merger of Fineurogames S.p.A. and Lottomatica S.p.A.:

i) An increase in the share capital against payment, in divisible form, up to a maximum of Euro 2,439,110.00 (two million four hundred and thirty nine thousand one hundred and ten), with the release in several issues of a maximum of 2,439,110 (two million four hundred and thirty nine thousand one hundred and ten) new ordinary shares with a nominal value of Euro 1.00 each with standard rights excluding the right to options as per art. 2441, paragraph 5 of the Civil Code, already assigned and still exercisable in the scheme of stock options reserved for the employees of the Company and its other direct or indirect subsidiaries, in accordance with the resolution of the extraordinary shareholders meeting of 14 April 2003 and of the Board of Directors meeting of 11 June 2003 of the merged Lottomatica S.p.A., with a subscription deadline of 31 December 2008;

ii) An increase in the share capital against payment, in divisible form, up to a maximum of Euro 1,422,667.00 (one million four hundred and twenty two thousand six hundred and sixty seven) with the release in several issues of a maximum of 1,422,667 (one million four hundred and twenty two thousand six hundred and sixty seven) new ordinary shares with a nominal value of Euro 1.00 each with standard rights excluding the right to options as per art. 2441, paragraph 5, of the Civil Code, already assigned and still exercisable in the scheme of stock options reserved for the executives of the Company, in accordance with the resolution of the extraordinary shareholders meeting of 14 April 2003 and of the Board of Directors meeting of 11 June 2003 of the merged Lottomatica S.p.A., with a subscription deadline of 31 December 2008;

iii) An increase in the share capital against payment, in divisible form, up to a maximum of Euro 223,175.00 (two hundred and twenty three thousand one hundred and seventy five), with the release in several issues of a maximum of 223,175 (two hundred and twenty three thousand one hundred and seventy five) new ordinary shares with a nominal value of Euro 1.00 each with standard rights excluding the right to options as per art. 2441, paragraph 5 of the Civil Code, already assigned and still exercisable in the scheme of stock options reserved for the employees of the Company and its other direct or indirect subsidiaries, in accordance with the resolution of the extraordinary shareholders meeting of 14 April 2003 and of the Board of Directors meeting of 13 May 2004 of the merged Lottomatica S.p.A., with a subscription deadline of 31 December 2008;

iv) An increase in the share capital against payment, in indivisible form, up to a maximum of Euro 297,580.00 (two hundred and ninety seven thousand five hundred and eighty) with the release in several issues of a maximum of 297,580 (two hundred and ninety seven thousand five hundred and eighty) new ordinary shares with a nominal value of Euro 1.00 each with standard rights excluding the right to options as per art. 2441, paragraph 5 of the Civil Code, already assigned by the merged Lottomatica S.p.A. in "the scheme of Lottomatica stock options 2005-2010 reserved for the employees" of the Company and/or its subsidiaries, in accordance with the resolution of the extraordinary shareholders meeting of 12 April 2005 and of the Board of Directors meeting of 12 May and 21 July 2005 of the merged Lottomatica S.p.A., and implemented by the delegated members of the Board, with a subscription deadline of 31 December 2010;

v) An increase in the share capital against payment, in indivisible form, up to a maximum of Euro 57,016.00 (fifty seven thousand and sixteen) with the release in several issues of a maximum of 57,016 (fifty seven thousand and sixteen) new ordinary shares with a nominal value of Euro 1.00 each with standard rights excluding the right to options as per art. 2441, paragraph 5 of the Civil Code, in "the scheme of Lottomatica stock options 2005-2010 reserved for the employees" of Lottomatica and/or its subsidiaries, already assigned by the merged Lottomatica S.p.A.to this scheme, in accordance with the resolution of the extraordinary shareholders meeting of 12 April

2005 and of the Board of Directors meeting of 12 May and 21 July 2005 of the merged Lottomatica S.p.A., and implemented by the delegated members of the Board, with a subscription deadline of 31 December 2010;

vi) An increase in the share capital against payment, in indivisible form, up to a maximum of Euro 219,812.00 (two hundred and nineteen thousand eight hundred and twelve) with the release in several issues of a maximum of 219,812 (two hundred and nineteen thousand eight hundred and twelve) new ordinary shares with a nominal value of Euro 1.00 each with standard rights excluding the right to options as per art. 2441, paragraph 5, of the Civil Code, options already assigned by the merged Lottomatica S.p.A. to the "scheme of Lottomatica 2005-2010 stock options reserved for executives" of the Company, in accordance with the resolution of the extraordinary shareholders meeting of 12 April 2005 and of the Board of Directors meeting of 12 May 2005 of the merged Lottomatica S.p.A., and implemented by the delegated members of the Board, with a subscription deadline of 31 December 2010;

~~vii) the Board of Directors are delegated, as per art. 2443, paragraph 2 of the Civil Code, for a period of 5 years from the date of the resolution, with the authority to increase the share capital against payment in several issues up to a maximum amount of Euro 8,326,520.00 (eight million three hundred and twenty six thousand five hundred and twenty) with the exclusion of the right to options as per art. 2441 paragraph 4, second sentence of the Civil Code, for the acquisition of equity investments (including merger or de-merger transactions) or businesses or branches of businesses active in sectors of strategic interest to the Company, without limits, and/or serving one or more stock options reserved for the executives of the Company and the employees of the Company and/or its subsidiaries, up to a maximum of 20% per year, equal to Euro 1,205,777.60 (one million two hundred and five thousand seven hundred and seventy seven point sixty) for the first year and up to Euro 1,789,185.60 (one million seven hundred and eight thousand one hundred and eighty five point sixty) for each successive year, without the possibility of carrying over the unused amount in any given year to the following year. In compliance with art. 2441, paragraph 4, second sentence of the Civil Code, the Board of Directors must decide on the price of the share issue according to the following criteria:~~

~~a) in the event of increases in the capital of one or more stock option schemes reserved for the executives of the Company and the employees of the Company and/or its subsidiaries, the Board of Directors of the Company must decide on an issue price corresponding to the market value of the shares, taking into account the average stock exchange price of the Company shares over a significant period of time, and not less than their normal value according to the relevant tax regulations (the normal value which is equal to the mathematical average of the official price of the ordinary shares of the Company registered on the Telematic Shares Market operated by the Borsa Italiana S.p.A. in the month prior to the allocation of the options by the Board of Directors, where "month prior" refers to the period from the date of assignment of the options, excluding that day, to the same day of the following month, it being understood, for the purpose of calculating the mathematical average, only the official price of the ordinary shares of the Company on days when the stock exchange was trading can be taken into account.~~

~~b) in the event of increases in capital for the acquisition of equity investments (including merger or de-merger transactions) or businesses or branches of businesses active in sectors of strategic importance to the Company, the Board of Directors of the Company must decide on an issue price corresponding to the market value of the shares, taking into account the average stock exchange price of the Company shares over a significant period of time, or applying the most representative valuation criteria, for example, the stock exchange quotation method, the discounted cash flow method, or the multiple market method.~~

5.4 The Extraordinary meeting of the 12 April 2006 granted the Board of Directors, for a maximum period of 5 years from that date, pursuant to art. 2443 of the Civil Code, the power to increase the share capital against payment by one or more issues, up to a maximum amount of Euro 1,720,000,000.00 (one thousand seven hundred and twenty million), of which up to a maximum of

Euro 1,670,000,000.00 (one thousand six hundred and seventy million) to be offered in options to the shareholders and up to a maximum of Euro 50,000,000.00 (fifty million) to be offered in subscription to the employees of Lottomatica S.p.A and/or its subsidiaries, excluding option rights, as per art. 2441, final paragraph, of the Civil Code. In the exercise of this right, the Board has the greater power to decide, from time to time, the means, terms and conditions of the increase in capital, including the number of shares to issue from time to time in execution of its proxy, the price of the subscription (including ultimate supplement) and the relationship of subscriptions in the exercise of the option rights in relation to the shares offered in option to the shareholders. In particular, the price of the subscriptions, including the ultimate supplement, of the new shares will be determined by the Board of Directors, taking into account the conditions of the financial market, and the relative performance of the registered Lottomatica shares.

The Board of Directors will decide from time to time the appropriate deadlines for the share subscription and determine that, in the event that the agreed increase is not taken up by the deadline set by them, the capital will be increased by an amount equal to the subscriptions raised up to that time.

The Board of Directors has all powers relating to the issue of new shares – to be issued from time to time as per art. 5.4 – and under section 5 of the By-Law to vary the amount of share capital and the number of shares represented by the same in each increase in share capital.

On May 18, 2006 the Board of Directors, pursuant to art. 2443 of the civil code, in partial exercise of the powers granted by the extraordinary shareholders' meeting of Lottomatica S.p.A. on April 12, 2006 resolved to increase the share capital for a total nominal amount up to Euro 57,423,570.00 through the issue of up to 57,423,570.00 cum coupon ordinary shares having a par value of 1.00 Euro each having the same features of those in circulation, to be offered in option to shareholders pursuant to art. 2441 of the civil code at a price equal to Euro 25.425 each, of which Euro 24.425 as overprice: all shareholders were granted the power to subscribe 5 newly issued shares for every 8 owned.

On August 29, 2006 the Board of Director, upon delegation given by the extraordinary shareholders' meeting held on April 12, 2006, resolved upon an increase in the share capital up to a maximum of Euro 2,000,000.00 (two million) through the issue of a maximum of 2,000,000.00 new ordinary shares with a nominal value of Euro 1.00 each.

5.5 On [•] October 2006 the extraordinary Shareholders' Meeting has resolved to vest the Board of Directors, as per art. 2443, paragraph 2 of the Civil Code, for a period of 5 years from the date of the resolution, with the authority to increase the share capital against payment in several issues up to a maximum amount of Euro [•] [*amount to be equal to 10% of the paid up share capital as of the date of the Shareholders Meeting*] with the exclusion of the right to options as per art. 2441 paragraph 4, second sentence of the Civil Code, and serving one or more stock options plans reserved for the executives of the Company and/or the employees of Lottomatica S.p.A. and/or its subsidiaries, up to a maximum of 33% per year and with the possibility of carrying over the unused amount in any given year to the following years, and/or for the acquisition of equity investments (including through mergers or de-merger transactions) or businesses or branches of businesses active in the fields of strategic business for the Company, without any limits per year. In compliance with art. 2441, paragraph 4, second sentence of the Civil Code, the Board of Directors must decide on the price of the share issue according to the following criteria:

a) in the event of increases in the capital of one or more stock option plans reserved to the executives of the Company and/or the employees of Lottomatica S.p.A. and/or its subsidiaries, the Board of Directors of the Company must decide on an issue price corresponding to the market value of the shares, taking into account the average stock exchange price of the Company shares over a significant period of time, and in any case not less than the mathematical average of the official price of the ordinary shares of the Company registered on the *Mercato Telematico Azionario* (Automated Share Market) managed and organized by

the Borsa Italiana S.p.A. in the month prior to the allocation of the options by the Board of Directors (where "month prior" refers to the period from the date of assignment of the options, excluding that day, to the same day of the following month, it being understood that, for the purpose of calculating the mathematical average, only the trading days when the official price of the ordinary shares of the Company was actually registered on can be taken into account).
b) in the event of increases in capital for the acquisition of equity investments (including merger or de-merger transactions) or businesses or branches of businesses active in sectors of strategic importance to the Company, the Board of Directors of the Company must decide on an issue price corresponding to the market value of the shares, taking into account the average stock exchange price of the Company shares over a significant period of time, or applying the most representative valuation criteria, for example, the stock exchange quotation method, the discounted cash flow method, or the multiple market method.

6. Shares

6.1 The share are nominative, **non-divisible,** and freely transferable. This, however, excludes the release of share titles where the Company is bound by the system of obligatory dematerialization of issued financial instruments.
6.2 The extraordinary shareholders' meeting can resolve upon the issuance of ordinary shares, special categories of shares or other financial instruments to be allocated to the employees of the Company or of its subsidiaries, pursuant to art. 2349 of the Civil Code.

7. Bonds

7.1 The Company can issue bonds determining the means and conditions of placement, including bearer or nominative bonds, convertible or equity warrant, according to the powers established by the provisions of the relevant laws.

TITLE III – SHAREHOLDERS' MEETING

8. Convocation

8.1 The Shareholders Meeting will take place in the Italian Republic, and may be outside the area of the Company head office, as provided for by law, wherever and whenever agreed by the Board of Directors, with notification signed by the Chairman containing information on the date, location, time and agenda for the meeting, to be published in the Gazzetta Ufficiale or the daily newspaper Il Sole24ore as required by law. The information will also give the date, location and time of the next subsequent meeting or at the very least the date of the next subsequent meeting.
8.2 The Shareholders meeting can be called, other than by the Board of Directors, at the request of several shareholders who represent at least a tenth of the share capital, as per art. 2367, final paragraph, of the Civil Code or by the Statutory Auditors (or at least 2 (two) members of the same).
8.3 The Shareholders representing, also jointly, at least 1/40 of the share capital are entitled to claim, within 5 days as from the publication of the notice of call of the Shareholders' Meeting, that the list of the matters on the agenda be supplemented, mentioning in the request the additional proposed matters.
At least ten days before the date fixed for the Shareholders'Meeting, the supplements to the list of the matters on the agenda that the Shareholders' Meeting will have to deal with, following the above requests, shall be made public in accordance with the same forms imposed for the publication of the notice of call.
The integration is not allowed in relation to those matters upon which the Shareholders' Meeting, in accordance with the provisions of law, resolves upon proposal of the Directors or on the basis of a plan or upon a report that they have drawn up.

9. The Right to Vote and Intervene

9.1 Each shareholder has one vote for every share held.
9.2 Shareholders can intervene in the Shareholders Meeting ~~at the date of the meeting they are in possession of the appropriate certificates given by authorized intermediaries as per the current regulations and if so previously advised to the Company 2 working days before the date of the Meeting as per art. 2370, second paragraph, of the Civil Code.~~ **if the Company has received the relevant communication, by authorized intermediaries in accordance with the applicable provisions, within the term of** 2 working days before the date of the Meeting.
9.3 ~~Such deposition, conforming to~~ **The above received communication, in compliance with** the above, is valid for successive meetings.
9.4 Every shareholder **being entitled** to intervene in the Meeting can be represented, as provided for by law, by means of written proxy.
9.5 It is the responsibility of the Chairman of the Meeting to verify the validity of the proxy and the general right to intervene in the Meeting.

10. The Chairmanship and Management of Responsibilities

10.1 The Meeting is presided over by the Chairman of the Board of Directors, or in his/her absence by the Vice Chairman (where appointed); in the presence of more than one Vice Chairmen, the meeting will be chaired by the Vice Chairman most senior in rank, or in the case of equal seniority, by the most senior in age. In the absence of one or all Vice Chairmen, the Meeting will be chaired by a person elected by the Meeting itself.
10.2 It is the responsibility of the person chairing the Meeting, who can use appropriate agencies, to verify the right to intervene in the Meeting and the validity of the proxy, to resolve potential objections and also to direct and control discussions ultimately establishing the duration of each intervention, also to establish voting order and procedures, all in respect of the regulation, previously determined by the Board of Directors and approved by the Meeting, governing the orderly and practical conduct of the same, whether in ordinary meeting or extra-ordinary meeting.
10.3 The Meeting will appoint a secretary who is not a shareholder, and, if deemed appropriate, two observers from among the shareholders.
The discussions of the Meeting are verified by appropriate minutes signed by the Chairman, by the Secretary and potentially by the observers.
The minutes should show the date of the meeting and by attachment, the names of the participants and the amount of capital represented by each; they should also show the procedure and results of the voting and, also by attachment, show the names of the shareholders in favour, abstaining, and objecting. At the request of the shareholders, the minutes must also outline their discussions relevant to the order of the day.
10.4 Where required by law or where the Chairman deems appropriate the minutes will be transcribed by a notary.

11. Competencies and Majority

11.1 The ordinary Shareholders Meeting will agree the financial statement, appoint directors, Auditors, the Chairman of the Statutory Auditors ~~agree~~ **fixes** the fees of the directors and auditors and, ~~debate on~~ **in compliance with the legislative prerequisites and conditions, it also provides for their revocation and resolves upon** any other matter under legal jurisdiction **of the ordinary Shareholders Meeting.**
11.2 The ordinary Meeting will be held at least once a year, within 120 (one hundred and twenty) days of the financial year end. The financial statement will be subject to approval by the Shareholders Meeting within 120 (one hundred and twenty) days of the financial year end or within 180 (one hundred and eighty) days where the Company holds consolidated accounts and in the event of particular requirements relative to the structure and objective of the Company.
11.3 The extra-ordinary Meeting will debate amendments to constitutive or legal acts, in addition to any other matter under their legal jurisdiction.

11.4 The decisions of the Meeting are made by legal majorities and must be verified by minutes signed by the Chairman of the Meeting and by the secretary.

12. Information to the Shareholders

12.1 The shareholders have the right to view all the acts from previous Meetings registered at the company head office and to obtain copies at their own expense.

TITLE IV – MANAGEMENT BODY

13. Board of Directors: appointment

13.1 The Company, as per par.2 Section 6(2), Chapter 5, Volume 5, Book 5 of the Civil Code, is managed by a Board of Directors made up of between 7 (seven) and 15 (fifteen) members. The Shareholders Meeting will decide on the number of Board members, such number to remain the same until agreed differently.

13.2 ~~Every shareholder who intends to propose candidates for the role of director, must deposit at the head office, under penalty of disqualification, at least ten days before the proposed date of the Meeting at which nominations will be debated, a curriculum vitae containing a comprehensive report of the personal and professional attributes of each candidate.~~

In order to be vested as Director, a person must possess the individual requisites as provided under the law. An appropriate number of Directors, in any case not lower than the one provided by the law, must possess the independence requisites it provides for.

13.3 Directors are appointed by the ordinary Shareholders' Meeting on the basis of lists submitted by the Shareholders, whereby the candidates must be indexed by progressive numbering. Only the Shareholders representing, alone or together with other Shareholders, at least 1/40 of the share capital, have the right to submit the lists.

Each Shareholder can submit or take part in the submission of only one list and each candidate will be entitled to present himself in one list only, otherwise resulting ineligible. Candidates not having the requisites as provided by the law or the by-laws (without prejudice to any other reason of forfeiture or ineligibility) cannot be inserted in the lists.

Each list shall have to contain a number of candidates not exceeding the maximum number of Directors mentioned under art. 13.1 above; a minimum number of candidates, equal to the number as provided under the law, shall have to possess the independence requisites provided therein.

The candidates' lists must be filed with the company's head office at least fifteen days before the date fixed for the Shareholder's Meeting and, accordingly, they must be forthwith publishes on the internet site of the Company at this latter's charge. Upon filing, they shall be accompanied by:

A) exhaustive information on the personal and professional qualities of the candidates, as indicating their alleged independency qualification;

B) a statement through which each candidate accepts to be candidate and certifies under his/her own responsibility that there are no reasons of ineligibility or incompatibility provided under the law, as well as that he/she possesses all requisites provided by the law.

C) a copy of the certificates delivered by authorized intermediaries and certifying the ownership of the number of shares required to file the lists.

The lists or any candidate submission, the presentation of which do not comply with all the above provisions, except for those to be complied with by the Company, are deemed as non-submitted.

All those having the right to vote can vote for only one list.

The election of the Directors will proceed as follows:

a) a number of Members of the Board representing the entirety of those to be appointed will be elected from the list having obtained the majority of the votes at the Shareholders'

Meeting, on the basis of the same progressive numbering they have been mentioned in the list, less the minimum as reserved to the minority shareholders by the law.
b) A number of Members of the Board equal to the minimum number set out under letter a) - unrelated in any manner whatsoever, also indirectly, to the list under letter a) above - will be elected from the list having obtained the second greatest number of votes at the Shareholders' Meeting, in accordance with the progressive numbering they have been mentioned in the list.In the event that, through the candidates elected in accordance with the above mentioned terms, the number of independent Members of the Board referred to under art. 13.2 above is not ensured, the last elected non-independent candidate(s) in the progressive numbering who has collected the greatest number of votes set out under the above letter a), shall be replaced by the first independent candidate(s), in accordance with the respective progressive numbering, non elected in the list or having registered or, if not sufficient, of the lists, having registered the majority of the votes.
In the event of several lists achieving repeatedly an equal number of votes, an equal number of Members of the Board shall be elected from each of the lists, always in accordance with the respective progressive number they have been mentioned therein.
In the event that only one list is submitted or voted, then all Members of the Board shall be elected from such list.
13. ~~3~~**4** Directors are appointed for a maximum of three financial years, following which, as agreed by the Meeting of appointment, they may be available for re-election. Their role will expire on the date of the Shareholders Meeting called to approve the accounts relating to the final financial year of their appointment.
13.~~4~~**5** Art. 2386 of the Civil Code provides for substitution in the event of a lack of one or more director.
13.6 The above provisions of this article notwithstanding, if, for whatever reason, the Director or the Directors obtained under the minority lists cannot accept the office or, having it accepted, cease their office, the candidate or the candidates belonging to the same list shall replace such Director, according to their respective progressive numbering.
13.~~5~~7 If for whatever reason the number of directors falls below target, the entire Board of Directors will be dismissed and the Shareholders Meeting must be called as early as possible by the remaining directors in order to establish an entire new Board.

14. Board of Directors: function

14.1 The Board will elect a Chairman from among its members and also can elect from among its members one or more Vice Chairmen who will deputise for the Chairman in the event of absence or impediment; in the presence of several Vice Chairmen and in the absence of or impediment to the Chairman, the most senior in rank will deputise, or the most senior in age in the event of equal seniority.
14.2 The Board of Directors will appoint from among its members one or more Managing Directors determining the relative rights and duties. The role of Managing Director can be undertaken by a Vice Chairman even if he is also General Manager as per art. 19.3. The Board of Directors can also appoint an Executive Committee, determining the relative rights and duties.
14.3 In both cases the Board of Directors will decide the timing, no less than every three months, of the half yearly and quarterly meetings, in addition to the Board meetings called to approve the end of year financial statement, through which such delegated bodies should report to the Board of Directors and to the Statutory Auditors on their activities in carrying out the proxies conferred on them, on the general progress of their management and anticipated development, on the transactions of major significance, in size or character, undertaken by the company and its subsidiaries, and, as regards the executive committee, also on the number of its members, on its duration and on the regulations under which they perform.

The Chairman of the Board of Directors ~~the Vice Chairman or Vice Chairmen (where appointed)~~ and the Managing Director or Managing Directors have the right to be appointed to the executive committee.

15. Meetings of the Board

15.1 The Board of Directors meetings will normally take place at the Company head office, but a change of venue can be advised in the meeting announcement. Meetings can also be held by video conference and/or teleconference, provided that the exact identity of those legitimately participating can be verified by the Chairman and the other participants, that every participant has the possibility of verbal intervention, in real time, in all topics, and the opportunity to receive or transmit documents; in all cases the Chairman and the Secretary should be present at the location of the meeting.

15.2 The Board of Directors is summonsed on the initiative of the Chairman or at the written request of the Managing Director or one of the Managing Directors or of three Board members, by means of letter or telegraphic communication or telex or fax sent to the Board members and to the Auditors at least 3 working days before the meeting. Where urgency is required the minimum length of time is reduced to forty-eight hours. **Moreover, the Board can be called, after communication to the Chairman of the Board of Directors, by the Board of Statutory Auditors or, individually by each member of the Board of Statutory Auditors.** The notice of assembly must advise the location, the date and the time of the meeting, as well as the list of items to discuss.

15.3 The Board of Directors will be considered legitimately established even without summoning provided that all the Board members and regular Auditors are present.

16. Validity and recording of the minutes

16.1 The majority of appointed directors must be present for the deliberations of the Board to be valid.

16.2 The Board of Directors is presided over by the Chairman or, in his absence, the Vice Chairman, if nominated; in the presence of more than one Vice Chairman the meeting will be chaired by the most senior in rank of the Vice Chairmen, or in the case of equal ranking, the most senior in age; in the absence of the Chairman and of his Vice Chairman or Vice Chairmen, the meeting will be chaired by the Board member most senior in rank or, in the case of equal ranking, the most senior in age.

16.3 The Board of Directors can appoint a Secretary, who can be chosen from outside the Board, and in which case has no voting rights.

16.4 The deliberations of the Board of Directors will be recorded in minutes by the Secretary, or in his/her absence by one of the Board members with the responsibilities of secretary; the minutes will be transcribed in an appropriate book and signed by the Secretary and the Chairman of the meeting. This book will be kept at the Company head office.

17. Board of Directors: powers

17.1 The Board of Directors holds all powers for the ordinary and extra-ordinary management of the Company. They are responsible for all acts in practice of or appropriate to the pursuit of the company objective.

The administrative body also holds the following powers:

a) to agree mergers or de-mergers as provided for by art. 2505, 2505 (2) and 2506 (3), last paragraph, of the Civil Code;
b) to establish or close ancillary offices;
c) to select representative executives;
d) to reduce share capital in the event of the withdrawal of shareholders;
e) to supervise the by-laws and their regulatory provisions;

f) to transfer the head office to another location within the Italian Republic;

17.2 ~~The Board of Directors will decide by a majority vote of its members.~~ **The resolutions of the Board of Directors are adopted by absolute majority of the attending persons, except for the cases under which the law expressly requires a highest quorum. In the event of equality of votes, the Chairman has a casting vote.**

18. Chairman

18.1 The Chairman of the Board of Directors is the legal and procedural representative of the Company. The Chairman will report periodically to the Board of Directors on his ongoing activities.

18.2 In the interests of urgency the Chairman, with the proposal of the Managing Director or of one of the Managing Directors together with the Managing Director who made the proposal, may take any measure under the remit of the Board of Directors, reporting back to them at the next successive meeting.

18.3 The Board of Directors can also grant the representation and sanction of the company, including in judicial proceedings before a third party, with the same authorisation as indicated above, to the Vice Chairman and/or each of the Vice Chairmen and/or the Managing Director and/or each of the Managing Directors.

19. Managing Director and General Manager

19.1 The Managing Director or Managing Directors are appointed by the Board of Directors as per art. 14.2 of the current by-law.

19.2 The Managing Director or Managing Directors possess the powers granted to him/them by the Board of Directors. The Managing Director or each of the Managing Directors can make agenda proposals to the Chairman for discussion by the Board and the Executive Committee and can supervise the implementation of the relevant decisions of the corporate bodies.

19.3 The Board of Directors can appoint one or more General Managers, who can be chosen from among the members of the Board of Directors, determining their rights, including the appointment of and the granting of a mandate to an attorney. The Board can confer the role of General Manager on ~~a~~ **the** Managing Director, **or on each of the Managing Directors**, even where he/she is also currently a Vice Chairman as per art. 14.2 of the Civil Code. The Board of Directors can grant the Managing Director or each of the Managing Directors the right to appoint and remove one or more General Managers, with the power to delegate to them part of their respective powers and functions.

19.4 The General Manager who does not simultaneously hold the position of Managing Director and is not a member of the Board of Directors, can attend the meetings of the Board of Directors and the Executive Committee, with the authority to express unrestricted opinions on the subjects under discussion.

TITLE V – BOARD OF STATUTORY AUDITORS AND MANAGER IN CHARGE OF THE DRAWING UP OF THE ACCOUNTANCY DOCUMENTS

20. **Appointment, composition and requirements of the Board of** Statutory Auditors

20.1 The Statutory Auditors are comprised of three regular Auditors and two deputies, appointed by the Shareholders Meeting.

20.2 The auditors are appointed on the basis of lists presented ~~to~~ **by** the Shareholders in which candidates are indexed by progressive numbering, **where possible, specifying if the candidate presents himself/herself, as regular or deputy auditor.**

~~For this purpose, the Shareholders Meeting must be called with prior notification, as per art. 2366 of the Civil Code, no less than thirty days before the date set.~~

The lists must be deposited at the head office and published in at least one daily national newspaper no less than ten days before the date set for the first meeting **and, accordingly, they must be**

forthwith published on the internet site of the Company at this latter's charge. Upon filing, they shall be accompanied by:
A) exhaustive information on the personal and professional qualities of the candidates, on the acquired expertises and on their past experiences;
B) a statement through which each candidate accepts to be candidate and certifies under his/her own responsibility that there are no reasons of ineligibility or incompatibility provided under the law, as well as that he/she possesses all requisites provided by the law.
C) a copy of the certificates delivered by authorized intermediaries and certifying the ownership of the number of shares required to file the lists.
Each Shareholder can put forward or contribute to only one list and each candidate can appear in only one list under penalty of disqualification. The number of candidates in each list must not be higher than the number of auditors ~~indicated in the first paragraph of the current clause~~ **set out by art. 20.1 above.**
Only the Shareholders who singly or together with the other Shareholders represent at least 2% (two percent) of the shares with voting rights in ordinary meetings can present **lists or the different minimum percentage possible provided by the law.**
~~In order to substantiate entitlement to the number of shares necessary for the presentation of lists, the Shareholders must present and/or have delivered to the head office, at least two days before the date fixed for the Meeting in first summons, a copy of the certification in proof of the right to participate in the Meeting with respect to the rules of the current provisions.~~
~~Before the above-mentioned respective deadlines, together with each list, each candidate must lodge a declaration accepting his own nomination and affirming, under his own responsibility, that there exists no cause for disqualification or incompatibility, as well as the existence of the necessary qualifications required by current legislation for their respective roles.~~
~~In order to ensure the presence in the Auditory body of persons of particular ability and experience, the presented lists should contain, at the end or in attachment, a description of the professional profile of the nominee, and of their proficiency and experience.~~
The lists **or any candidate submission, the presentation of** which do not comply with all the above **provisions, except for those to be complied with by the Company,** are **deemed as non-submitted.**
~~Those lists which do not comply with all the requirements above are considered ineligible.~~
All those having the right to vote can vote for only one list.
The selection of the Auditors will proceed as follows:
a) 2 (two) **regular and 1 (one) deputy** auditor(s) will be elected from the list which achieves the majority of the Shareholders' votes, **following the progressive numbering of the list in case the candidates to regular auditor and deputy auditor have not been duly distinguished;**
b) the remaining **regular and deputy** auditors will be elected from the list which has the second highest number of votes~~, and the person who obtained the most votes from this list will be elected~~ **following the progressive numbering of the list in case the candidates to regular auditor and deputy auditor have not been duly distinguished. The regular auditor elected from such list will be Chairman of the Board of the Statutory Auditors.**
In the event ~~of lists achieving an equal number of votes, there will be a new vote of the whole Meeting and the person obtaining the majority of the votes will be elected. In the event of an equal number of votes achieved by persons on the same list, the most senior in age of these will be elected.~~
~~However if, for whatever reason, one or more auditors cannot be appointed according to the above rules, the current regulations of the law will be applied.~~
~~The deputy auditors will be taken from the list which obtained the majority votes.~~
that, for whatever reason, the regular Auditor elected from one list cannot accept the office or, having it accepted, ceases such office, the deputy Auditor elected from the same list shall replace such Auditor, this latter being replaced in his/her turn, as deputy auditor, by the

candidate belonging to the same list and expressly indicated as such or, alternatively, following the relevant progressive numbering.
***In the event that* only one list is submitted or voted, all auditors, both regular and deputy, shall be elected therefrom.**
~~The Chairman of the Statutory Auditors will be chosen from the majority list; each presented list should indicate which of its members is designated as Chairman.~~
20.3 In compliance with the decree of the Ministry of Justice no. 162 of 30 March 2000, section 1, paragraph 1, at least one of the regular Auditors, out of a total of 3, or at least two if the total number is higher than 3, and in both cases at least one of the deputy Auditors, must be chosen from the Register of Accountancy Auditors and must have at least three years practice as a legal auditor.
The Auditors not in possession of the requirements of paragraph 1 of the aforementioned Decree must be chosen from those which have a total of at least three years experience of:
a) Management experience or executive responsibility in a limited company with share capital not less than two million euros; or
b) Professional experience or university teaching in judicial, economic, financial or technical scientific subjects, directly pertinent to the activity of the company; or
c) Management positions in public bodies or public administrations operating in the credit, financial and insurance sectors or in sectors directly pertinent to the activity of the company. As per the provisions of paragraph 2, section b) and c) and paragraph 3 of the aforementioned Decree the following subjects and activities are considered directly pertinent to those of the company:

- administrative law
- public law
- public economic – economic political law
- financial sciences
- management
- statistics
- information technology

20.4 according to the provisions of the law regarding situations of incompatibility, those who already hold the position of regular auditor in more than five companies quoted on the regular Italian stock exchange, excluding companies involved directly or indirectly with the Company, cannot be nominated as Auditors and if elected will be debarred from the role. **The above without prejudice to the various limits to the plurality of offices provided under the law, in which case shall be accepted in the least of the possible extent.**
20.5 The appointment of Auditors to the body of Statutory Auditors under art. 2401 of the Civil Code, will be agreed by the Shareholders Meeting by legal majority, except for the rights of nomination and designation as per the second paragraph.
20.6 The Auditors will remain in office for three financial years ending on the date of the meeting called for the approval of the financial statement relating to the third financial year of their appointment. Auditors can serve for one or more term of office.
20.7 The Statutory Auditors will meet at least every 90 (ninety) days on the initiative of any one of the Auditors. The meeting will be legally established in the presence of the majority of the auditors and will resolve with the majority of the members present being in favour.
Meetings can also be held by video conference and/or teleconference, provided that the exact identity of those legally taking part can be verified by the Chairman and the other participants, that all participants have the potential to verbally intervene, in real time, in all discussions, and have the ability to receive or transmit documents; however, the Chairman and the person recording the minutes must be present at the location of the meeting.
21. The Statutory Auditors Report
21.1 The Board of Directors, or their delegated executives, will make timely reports to the Statutory Auditors, no less than quarterly, on their ongoing activities and on major economic, financial and property transactions undertaken by the Company or inter-group companies; reporting in particular

on transactions in which they have a interest, directly or as a third party, or those which can have an influence on the management and coordination of the Company. This information will be communicated verbally by the directors to the Statutory Auditors at the appropriate meeting with the directors, or at the meeting of the Board of Directors or at the meeting of the Statutory Auditors as per art. 2404 of the Civil Code, or by transmission of written reports, with a frequency not less than quarterly, which will be kept in the book referred to in section 5 of art. 2421 of the Civil Code.
21.2 The frequency of the meetings of the Board also intends to encourage a united approach to the exercise of all the rights delegated by the Board of Directors to the executive committee, if appointed, to the Chairman, to the Vice Chairman or Vice Chairmen and to the Managing Director or the Managing Directors.

22. Manager in charge of the drawing up of the accountancy documents

The Board of Directors, upon mandatory consultation with the Board of Statutory Auditors, appoints a manager in charge of the drawing up of the accountancy documents among those managers having requisites and personal and professional qualifications, in case required by provisions of law or by corporate governance codes issued by stock exchange regulators where financial instruments issued by the Company are admitted to trading, and confer on such manager adequate authority and equipments to perform the duties assigned to him in accordance with the provisions of law. The manager in charge of the drawing up of the accountancy documents may be revoked by resolution of the Board of Directors upon mandatory consultation with the Board of Statutory Auditors.

TITLE VI – FINANCIAL ACCOUNTS AND PROFITS

2~~2~~**3**. Statement of Year End Accounts

2~~2~~**3**.1 The financial accounts will close annually on 31 December.
2~~2~~**3**.2 The ordinary Shareholders Meeting should be called within 120 (one hundred and twenty) days of the closing of the company year end for the approval of the financial statement except as provided for in the previous clause 11.2

2~~3~~**4**. Profits

2~~3~~**4**.1 Relative to the net profits of each financial year as per the approved financial statement:
a) a minimum of 5%, but not exceeding a fifth of the share capital, is retained in legal reserves;
b) the remainder is subject to the decision of the Shareholders Meeting.
2~~3~~**4**.2 The Board of Directors can, during the course of the financial year, distribute advances on dividend between the shareholders.

TITLE VII – WINDING UP, LIQUIDATION AND WITHDRAWAL

2~~4~~**5**. Winding up and Liquidation

2~~4~~**5**.1 The Company will be wound up for reasons contained in art. 2484 of the Civil Code.
2~~4~~**5**.2 Reaching an agreement on the liquidation of the Company at whatever time, the Shareholders Meeting will establish the means of the liquidation and will nominate one or more receivers, and decide on their relative powers and fees.

2~~5~~**6**. Withdrawal

2~~5~~**6**.1 Shareholders who are not party to the approval of resolutions regarding the extension of the duration have no right of withdrawal. However, the Company being subject to management and

coordination as per art. 2497 and subsequent amendments of the Civil Code, the shareholders instead hold the right of withdrawal according to the assumptions of art. 2497(4) of the Civil Code.

TITLE VIII – TRANSITIONAL AND FINAL REGULATIONS

2~~6~~7. Residency of the Shareholders – Conventional Forum

2~~6~~7.1 The domicile of the shareholders as opposed to the Company, for all legal purposes, will be in the place chosen by the Register of Shareholders.
2~~6~~**7.2** All disputes between the shareholders and the Company will be decided by the Judicial Authority of the district in which the legal head office of the Company is situated.

2~~7~~**8**. Referral

2~~7~~**8**.1 Anything not provided for in these by-laws will be referred to the rules of law.

Signature: Rosario Bifulco

Notary Dr. Ignazio de Franchis (herein the seal)

- (15.2) FINANCIAL STATEMENTS OF LOTTOMATICA S.P.A.

LOTTOMATICA

Viale del Campo Boario 56d – Rome
Share Capital € 149,637,927

Financial Statements

as of

June 30, 2006

Company Name	**Lottomatica - Società per Azioni**
Fiscal Code	08028081001
Share Capital	€ 149,637,927.00 Deliberated € 151,092,210.00 represented nr 149,637,927 shares nominal value € 1.00 for share
Registered Office	Rome - Viale del Campo Boario 56/d
Board of Directors:	
Chairman	Mr. Lorenzo PELLICCIOLI
Vice Chairman	Mr. Robert DEWEY Jr. *
Chief Executive Officer - General Manager	Mr. Bruce TURNER
Managing Director - General Manager	Mr. Marco SALA
Board Members	Mr. Paolo *AINIO* * Mr. Rosario BIFULCO Mr. Pietro *BOROLI* Mr. James MCCANN * Mr. Paolo *CERETTI* Mr. Marco *DRAGO* Mr. Antony RUYS * Mr. Severino *SALVEMINI* * Mr. Gianmario TONDATO DA RUOS *
Board of Statutory Auditors :	
Chairman	Mr. Francesco *MARTINELLI*
Regular Members	Mr. Angelo *GAVIANI* Mr. Paolo Andrea *COLOMBO*
Substitute Members	Mr. Marco *SGUAZZINI VISCONTINI* Mr. Giulio *GASLOLI*
Independent Auditors	Reconta Ernst & Young S.p.A.

The BoD has effectiveness until the approval of the Balance Sheet 2007 whit the exception of Turner, Dewey, Ruys, Tondato e McCann that last in loads until the next Assembly

* Independent Managers

Lottomatica Shareholders

Lottomatica S.p.A. Shareholding Structure


30.52%
53.23%
13.36%
2.88%
De Agostini S.p.A.
Nuova Tirrena
Institutional Investors
Free Float

Shareholders based on information furnished by Consob and updated on July 10, 2006
Institutional Investors: Fidelity Group (7.16%), Mediobanca S.p.A. (4.94%), BPU Pramerica SGR S.p.A. (1.26%).

Share Capital updated on July 5, 2006: 149,637,927 Euro (composed of 149,637,927 ordinary shares with a par value of 1.00 euro each, following an increase in share capital of 57,422,880)

Stock Market Trends in the first semester of 2006

The first quarter of 2006 closed with a positive stock market balance, however in May and June the stocks fell from the maximum highs to the lows of the year. The correction did not last long and the most important stocks reported a modest progress in the closing of the first semester 2006. The S&P/MIB closed slightly over 1% in line with the American index S&P 500 while the Dow Jones Industrials results were clearly better (+4.4%). The situation in Europe had similar reports; the Ftse Europe 100 closed the semester with +1.2% and the best performances have been recorded by the main indexes of the Frankfurt and Paris Stock Exchanges. In the current market phase the prices of the companies listed in the Italian Stock Exchange are considered to be very interesting by both analysts and investors.

Lottomatica Stock in the period ended June 30, 2006

Throughout the six-month period of 2006 Lottomatica stock continued its ascent phase as a result of the announcement on January 10, 2006 of the agreement for the acquisition for the price of U.S.$ 35 per share of GTECH Holdings Corporation, a company listed on the New York Stock Exchange and a leading provider of technology for games and services.
In the six months the performance has been over 8%, even following the distribution of a 1.30 Euro dividend per share paid on April 27, 2006, affecting the available liquidity in the company.
In order to make the necessary resources available to carry out the GTECH acquisition, the Lottomatica S.p.A. Board of Directors resolved on an increase of Share Capital of a maximum nominal amount of € 57,423,570.00 by way of issue of a maximum number of ordinary shares equal to 57,423,570 with a par value of 1 Euro each *con godimento* as of January 1, 2006 with the same features of the shares currently issued. The new ordinary shares were offered to shareholders at a price of € 25.452 for every new share, of which € 24.452 as a premium, for an aggregate value of € 1,460 million.
The average price of the stock as of June 30, 2006 (corrected for the increase in capital with an adjustment equal to 0.9029) is € 30.50. Over 80 million shares have been traded in this period with a daily exchange average of about 660,000.

Following the capital increase, the capitalization of the Lottomatica stock exceeded 4.4 billion euro on June 30, 2006.

The Stock Market performance of the Lottomatica stock was greater than that of the principal index on a domestic level (+8.0% in respect to +1.3% of the S&P/MIB) and in general better than the main indices at the international level.

The principal stocks in the *Leisure, Gaming & Betting* sector have continued to demonstrate an equally positive performance in the period considered. This confirms the growing interest on behalf of the institutional investors of the sector.


Lottomatica +8.0%
Dow Jones +4.4%
S&P/MIB +1.3%
Ftse Eurotop 100 +1.2%
Per Share Price (Euro)
Volume
130
125
120
115
110
105
100
95
90
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
0
02 Jan 06
27 Jan 06
21 Feb 06
18 Mar 06
12 Apr 06
07 May 06
01 Jun 06
26 Jun 06

(Source: Bloomberg Italian Stock Exchange)

GTECH ACQUISITION

The GTECH acquisition was approved by the Board of Directors on January 10, 2006 and was thus announced to the market through a press release on the same date (subsequently integrated by a following release on January 12, 2006). The acquisition was perfected on August 29, 2006.

The GTECH acquisition was effected by means of a cash merger in GTECH of Gold Acquisition Corp., a company incorporated under the laws of Delaware ("**GTECH Merger**"). Gold Holding is owned by Lottomatica S.p.A.

Gold Holding equity is owned 75% by Lottomatica and 25% by the Luxemburg corporation Invest Games S.A., of which the company Nova Prima S.r.l., entirely owned by Lottomatica, has 99.99%.

As of the GTECH Merger:

- Gold Acquisition Corp. has merged into GTECH and thus ceased to exist as an autonomous entity;
- GTECH shareholders will have the right to a Compensation (as later defined) for their shares which will be thus cancelled;
- Gold Holding Co. holds the entire Share Capital of GTECH and;
- The GTECH shares will no longer be listed on the *New York Stock Exchange.*

The GTECH Acquisition was carried out according to the *Agreement and Plan of Merger* ("**Merger Agreement**") which spelled out the terms and conditions of the GTECH Merger. The GTECH Acquisition was among other things conditioned by the achievement of a *quorum* at the June 7, 2006 GTECH Shareholders' Meeting (which consisted of an absolute majority vote of the Share Capital, thus at least 50% plus one share of the Share Capital had the right to vote in the deliberation) in order to approve the Merger Agreement (through which the GTECH Merger will be perfected).

The completion of the GTECH Acquisition was further restricted by the verification of additional conditions besides the abovementioned. These included (i) the achievement of authorization and consensus of *antitrust* (including by the American *gaming* authorities), (ii) the allocation of the necessary financial resources to carry out the GTECH Acquisition, (iii) the agreement on behalf of some relevant client operators in the lottery field to the change in control structure of GTECH (at the moment GTECH is a "*public company*" and is thus not controlled by any individual shareholder), (iv) the maintenance of a corporate rating of "*investment grade*" by Lottomatica, as well as (v) the lack of any verifications and/or changes having negative effects relevant to the activity, the Shareholders' Equity, the financial conditions or to be more precise to any operative results of GTECH and of the GTECH Group with some specific exceptions.

All of the abovementioned conditions have been verified and ascertained by the Board of Directors last August 29, 2006

The GTECH Acquisition equaling 3.66 billion Euros as of the June 30, 2006 foreign exchange rate has been financed with:

1) the proceeds from the rights offering for 1.46 billion Euros offered in options to the Lottomatica shareholders based upon the legal proxy granted by the extraordinary Shareholders' Meeting held on April 12, 2006. This is explained in further detail in a later part of the document;

2) the proceeds of an offering of 750 million Euro in capital securities due 2066 quoted in the Luxemburg Stock Exchange and entirely placed in the month of May to professional Italian investors and foreign institutions ("**Securities**"). This is explained in further detail in a later part of the document;

3) 2.260 billion Dollars (US) of senior term loans that will be allocated inter alia by Credit Suisse International, Goldman Sachs International, Goldman Sachs Credit Partners to GOLD ACQUISITION Corp. pursuant to the SENIOR CREDIT FACILITIES AGREEMENT. This financing is guaranteed by Lottomatica and;

4) the financial resources available to Lottomatica for about 0.416 billion Euro.

The aforementioned parts of the financial sources procured directly by Lottomatica were offered to Gold Acquisition Corp through an increase in capital on behalf of Nova Prima S.r.l., Invest Games S.A and Gold Holding Co. and/or infra-group financing; the market was informed of this operation according to the relative norms through an official communication last 21 June.

The integration of Lottomatica and GTECH will create a world *player* in the lotteries, games and services business capable of offering the widest variety of services and technologies to its customers and to the governing authorities at a global level. The integration of Lottomatica and GTECH will be in the sole position to: (i) offer a complete variety of technology and services in the management along the entire chain of its actual and potential clients in the lottery sector; (ii) capitalize the convergence of operative programs (video lotteries) and commercial activities (casinos) in the world of machine games through a wide variety of video terminals, game systems and game contents; (iii) appeal to an infrastructure of networks and to a global commercial presence to offer commercial applications at an added value to the world outside gaming (commercial and financial services); (iv) maximize the competitive advantages derived from the economies of scale in research and development and in the access to capital markets resulting from the global dimensions of its own activities.

STOCK OPTIONS

PREAMBLE

On December 20, 2005, the merger by incorporation of Lottomatica S.p.A. and FinEuroGames S.p.A. into NewGames S.p.A. came into effect. At the same time, NewGames took on the name of the merged company Lottomatica S.p.A., taking over its relationships, including those regarding stock option plans for Lottomatica group officers and employees.

2003 – 2005 Plans

The Extraordinary Shareholders' Meeting of the merging company NewGames S.p.A. held on September 21, 2005, passed the following resolutions, with effect from the effective date of the above merger and in accordance with the resolutions passed by the merged company Lottomatica S.p.A. in its Extraordinary Shareholders' Meeting on April 14, 2003, and in its Board of Directors' Meeting on June 11, 2003, setting December 31, 2008, as the deadline for subscriptions:

- a capital increase against payment, in divisible form, for a maximum of € 2,439,110.00, with the issue, including in more than one issue, of a maximum of 2,439,110 new ordinary shares, with a par value of € 1.00 each, regular enjoyment, excluding the right of option under Article 2441, paragraph 5, of the Italian Civil Code, serving the exercise of no. 2,439,110 options already assigned and still exercisable within the framework of the stock option plan available to employees of the merged company Lottomatica S.p.A. and its direct or indirect subsidiaries;

- a capital increase against payment, in divisible form, for a maximum of € 1,422,667.00, with the issue, including in more than one issue, of a maximum of 1,422,667 new ordinary shares, with a par value of € 1.00 each, regular enjoyment, excluding the right of option under Article 2441, paragraph 5, of the Italian Civil Code, serving the exercise of no.

1,422,667 options already assigned and still exercisable within the framework of the stock option plan available to directors of the of the merged company Lottomatica S.p.A..

The Extraordinary Shareholders' Meeting of the merging company NewGames S.p.A. held on September 21, 2005, also passed the following resolution, with effect from the effective date of the above merger and in accordance with the resolutions passed by the merged company Lottomatica S.p.A. in its Extraordinary Shareholders' Meeting on April 14, 2003, and in its Board of Directors' Meeting on May 13, 2004, setting December 31, 2008, as the deadline for subscriptions: a capital increase against payment, in divisible form, for a maximum of € 223,175.00, with the issue, including in more than one issue, of a maximum of 223,175 new ordinary shares, with a par value of € 1.00 each, regular enjoyment, excluding the right of option under Article 2441, paragraph 5, of the Italian Civil Code, serving the exercise of no. 223,175 options already assigned and still exercisable within the framework of the stock option plan available to employees of the merged company Lottomatica S.p.A. and its direct or indirect subsidiaries.

To date, the stock options under the 2003-2005 plans have matured and either have become or will become exercisable, as the case may be, when the requirements are satisfied specified in their respective regulations.

2005 – 2010 Plans

The same Extraordinary Shareholders' Meeting of the merging company NewGames S.p.A. held on September 21, 2005, also passed the following resolutions, again with effect from the effective date of the above merger and in accordance with the resolutions passed by the merged company Lottomatica S.p.A. in its Extraordinary Shareholders' Meeting on April 12, 2005, and in its Board of Directors' Meetings on May 12 and/or July 21, 2005, setting December 31, 2010, as the deadline for subscriptions:

- a capital increase against payment, in divisible form, for a maximum of € 297,580.00, with the issue, including in more than one issue, of a maximum of 297,580 new ordinary shares, with a par value of € 1.00 each, regular enjoyment, excluding the right of option under Article 2441, paragraph 5, of the Italian Civil Code, serving the exercise of no. 297,580 options already assigned by the merged company Lottomatica S.p.A. and still exercisable within the framework of the stock option plan available to managers of the merged company Lottomatica S.p.A. and/or its subsidiaries;

- a capital increase against payment, in divisible form, for a maximum of € 57,016.00, with the issue, including in more than one issue, of a maximum of 57,016 new ordinary shares, with a par value of € 1.00 each, regular enjoyment, excluding the right of option under Article 2441, paragraph 5, of the Italian Civil Code, serving the stock option plan available to managers of Lottomatica and/or its subsidiaries in relation to no. 57,016 options still attributable by the merged company Lottomatica S.p.A. within the framework of this plan;

- a capital increase against payment, in divisible form, for a maximum of € 219,812.00, with the issue, including in more than one issue, of a maximum of 219,812 new ordinary shares, with a par value of € 1.00 each, regular enjoyment, excluding the right of option under Article 2441, paragraph 5, of the Italian Civil Code, serving the exercise of no. 219,812 options already assigned by the merged company Lottomatica S.p.A. and still exercisable within the framework of the stock option plan available to directors of the merged company Lottomatica S.p.A..

Delegation of powers to the board of directors

The Extraordinary Shareholders' Meeting of the merging company NewGames S.p.A. held on September 21, 2005, resolved to delegate the board of directors, pursuant to Article 2443,

paragraph 2, of the Italian Civil Code, for a period of five years from the resolution date, the power to implement a capital increase against payment, on one or more occasions, for a maximum nominal amount of € 8,326,520.00, excluding the right of option, serving, *inter alia,* one or more stock option plans available to directors of the Company and to managers of the Company and/or its subsidiaries, up to a maximum limit of € 1,205,777.60 for the first year and € 1,780,185.60 for each year thereafter, without the possibility of cumulating any unused portion in a given year with the portions attributable to subsequent years.

- The extraordinary Shareholders' Meeting of Lottomatica S.p.A. on April 12,2006 finally decided to grant to the Board of Directors for the period of 5 years as of the date of deliberation the power to increase the Capital Share by payment, one or more, according to Article 2443 of the Italian Civil Code for a nominal amount of maximum 1,720,000,000.00 Euro. From this amount, the nominal maximum of 50,000,000.00 Euro endorsed to the employees of Lottomatica S.p.A.. and/or its subsidiaries with the exclusive right to the options according to Article 2441, last section of the Italian Civil Code.

Stock option plans were valued according to the Black-Scholes option-pricing model.
Below is the statement summarizing the assumptions relating to the determination of the stock option plans' fair value:

SUMMERY OF OPTIONS EXERCISED IN 2006 – monthly breakdown up to 06/30/2006

	New price 11.3281			New price 15.0361	
Period	2003-2005 Plan (options relative to 2003) allotment price € 14.63	2003-2005 Plan (options relative to 2004) allotment price € 14.63	2003-2005 Plan (options relative to 2005) allotment price € 14.63	2004-2005 Plan (options relative to 2004) allotment price € 18.338	2004-2005 Plan (options relative to 2005) allotment price € 18.338
January	109,880	-			
February	808	35,700		35,625	
March	2,342,792	32,000			
April	278,829	13,200			
May			15,000		4,600
June	337,333				
3,205,767	**3,069,642**	**80,900**	**15,000**	**35,625**	**4,600**

Trends in revenues

The figures as of June 30, 2006 showed a decrease compared to the same period of the previous year both in terms of the overall wagers and revenues for the fee due to Lottomatica. There are mainly two types of wagers: "normal" wagers (the so-called "core"), which remains structurally stable over time and allow Lottomatica to achieve significant economic results and "speculative" bets made on late numbers (meaning those numbers that have not been drawn for more than 100 drawings), where some players concentrate an additional amount of bets, with unit values considerably higher than average.

Data analysis as shown highlights total wagers of €/ban. 3.508, a 10.5% decrease compared to June 30, 2005. The wagers for late numbers, equal to approximately €/mil. 919 showed a decrease compared to €/mil. 974 in the same period of the previous year. Even Core wagers showed a

decrease, totaling €/mil. 2.590 compared to €/mil. 2.945 from last year, most of all as a result of lower wagers linked to the late numbers.

	Wagers €/000	Bets x 1,000	Revenues €/000
First Quarter 2006	2,045,007	667,171	132,421
First Quarter 2005	2,402,760	689,111	155,203
Delta %	-14.9%	-3.2%	-14.7%
Second Quarter 2006	1,463,675	595,631	94,041
Second Quarter 2005	1,516,814	595,614	97,355
Delta %	-3.5%	0.0%	-3.4%
First Half 2006	**3,508,682**	**1,262,802**	**226,462**
First Half 2005	**3,919,576**	**1,284,725**	**252,558**
Delta %	**-10.5%**	**-1.7%**	**-10.3%**

As a result of the lower wagers, the total number of bets went down from approximately €/mil. 1.285 on June 30, 2005 to €/mil. 1.263 in the same period of 2006.
The wagers on the late numbers were positively influenced by the accumulation on the number 34 on the Cagliari wheel, which, drawn in the last game of the month of March, improved the record previously held by the number 8 on the Rome wheel (202 delays, 1942).
Faced with a decrease in the wagers of –10.5%, Lottomatica revenues were €/mil. 226 compared to €/mil. 253 in 2005.

TRIS AL SERVIZIO DELL'IPPICA

Below is the table illustrating Volume Collected and Revenues for the game carried out on behalf of the licensee Sarabet:

Value in thousands of euros	06/30/2006	06/30/2005	Delta %
Total Volume Collected	408,702	283,280	44%
Volume Collected by the Group	67,852	35,319	92%
Market Share	16.6%	12.50%	4.1%
Lottomatica Group Revenues	2,255	582	

Tris showed a 4.1% increase in the year 2006 in comparison to the previous year due to introduction of new games linked to the Tris game.

Starting on August 17, 2003, Lottomatica qualified as concessionaire through the Consorzio Lottomatica Giochi Sportivi and gathered the sports pools for the games "Totocalcio", "Totogol" and "9", and beginning on December 19, 2004, gathered the Pari-Mutuel system bets.

As of 06/30/2006 Lottomatica Giochi Sportivi had a market share of 19%.

Following is the table illustrating the Volume Collected and Revenues for the game.

	06/30/2006	06/30/2005
Market POS	22,000	21,000
Consorzio G.S. POS	8,412	5,675
% Consorzio G.S. POS	38.24%	27.02%
Market Volume	577,870	487,430
- Sports Pools	151,681	178,630
- Pari-Mutuel system bets	17,487	25,519
- Horse racing betting	408,702	283,280
Consorzio G.S. Volume	110,402	88,115
- Sports Pools	38,379	45,632
- Pari-Mutuel system bets	4,307	7,164
- Horse racing betting	67,715	35,319
Market Share	*19.10%*	*18.08%*
- Sports Pools	*25.30%*	*25.55%*
- Pari-Mutuel system bets	*24.63%*	*28.07%*
- Horse racing betting	*16.57%*	*12.47%*
Fee	3,754	2,485
% fee on Wagers	3.40%	2.82%

In autumn 2005 the Italian State Monopolies' issued ministerial decrees regulating new horse racing games.
Specifically:

< the new games "Vincente nazionale" and "Accoppiata nazionale" were regulated by the Ministerial Decree dated October 26;

< the games "Quartè nazionale", "Quintè nazionale" and "Nuova Tris nazionale" were launched by the Ministerial Decree dated December 20.

The essential innovations in these new decrees are:

< the transfer of the license to collect wagers from Sarabet to the sports pools concessionaires, including Consorzio Lottomatica Giochi Sportivi;

< the adjustment of the fee from 1.98% to 3.45% of the net wagers from all games, except for "Vincente Nazionale" for which a fee of one percent is envisaged.

As a result the additional deed to the Sports Pools license was signed in October bringing betting on Italian horse races into the product portfolio of Consorzio Lottomatica Giochi Sportivi.

Sports Pools (Totocalcio and Totogol) market showed a decrease of approximately 15 percentage points due to a general decrease in the market already in evidence as of 2005. The market for pari-mutuel system bets showed a net decrease of approximately 25% compared to the same period, despite the introduction of the game BIG-SCI. The market for horse-racing betting, on the other hand, showed a positive trend, with an increase of 44% over the same period in 2005, to be attributed to the introduction of new games linked to the game of Tris.

REFERENCE REGULATORY FRAMEWORK

Decree No. 111 by the Finance Ministry - March 1, 2006 – Regulation that pertains to fixed fee betting on non-sporting events; pursuant to Article 1, section 286 of Law No. 311 of December 30, 2004.

Ministerial Decree - March 8, 2006 – Technical conditions for carrying out the national lotteries of the Gran Premio di Agnano, the Palio dell'Oca di Trento and the Giostra della Quintana di Foligno.

Ministerial Decree - March 29, 2006 – Regulation pertaining to the format and subdivision of the new Totocalcio and Totogol cards as foreseen by article 2 of Decree No. 110 by the Finance Ministry of January 31, 2006, with modifications regarding sporting forecast games.

Ministerial Decree - March 29, 2006 – Equalization of the special retailers located in gas stations on circumferential roads, state and provincial roads and ring roads to the special retailers located in highway gas stations.

Ministerial Decree - June 23, 2006 – Implementation conditions for the optional game formula and completion of the Lotto game known as "Lotto Istantaneo."

Decree – Law No. 233 - July 4, 2006 – Urgent arrangement for the economic and social re-launching, the containment and rationing of public expenditure as well as interventions regarding income tax and tax evasion.

Ministerial Decree – August 7, 2006 – Technical measures for carrying out the national lottery for the Pace della Buona Azione, the Bataille des Reines di Aosta, and the Palio di Sant'Anna di Ischia.

Law No. 248 – August 4, 2006 – Adaptation of Decree – Law No. 233 of July 4, 2006 dealing with the urgent economic and social re-launching, for the containment and rationing of public expenditure as well as interventions regarding income tax and tax evasion.

AAMS (Public Tender published in the Gazzetta Ufficiale della Repubblica Italiana of August 28, 2006 No. 199, part II, Foglio Inserzione)– Selection procedure open for the concession of the public gaming of horse-race betting and sports pools on the Italian territory through the distributive network and its relative management.

COMPLIANCE MODEL UNDER LEGISLATIVE DECREE NO. 231/01

In March 2005, Lottomatica introduced the compliance model under Legislative Decree No. 231/2001 into the company, also adopting the regulatory amendments introduced by Legislative Decree No. 61/2002.

The compliance Model consists of a combination of rules, tools and conduct whose purpose is to give the Company a system that is reasonably likely to detect and prevent criminal offences being committed pursuant to Legislative Decree No. 231/2001, by the entity itself or by the persons subject to its direction and supervision.

The elements that make up the compliance Model are:

- the code of conduct and the internal disciplinary system that ensures the compliance with the Model;
- the map of risk activities;
- the principles for supervising risk activities;
- changes to internal procedures;
- the board responsible for supervising and operating the Model.

The Lottomatica Supervisory Board has laid down the rules for its proceedings and, during 2005, implemented an Action Plan to monitor the compliance Model that has been adopted and to assess its suitability, meeting periodically to evaluate the checks carried out by the Internal Audit department and to examine the information flows that have been activated.

In fact, the compliance Model that has been adopted envisages the obligation to provide information to the Supervisory Board.

The obligation takes the form of reporting flows that company managers and departments must systematically transmit to the Supervisory Board on the basis of appropriate rules that have been stated and circulated, so that the Board has the information in good time that is necessary for it to perform its role of monitoring the compliance Model's effectiveness.

PROCESSING OF PERSONAL DATA

Article 34 of Legislative Decree No. 196 of June 30, 2003, requires certain security measures to be taken in the event of the electronic processing of personal data, according to the procedures laid down in the technical specifications under Annex B to the law. Among these requirements is the one specified in letter (g) for "an updated Security Policy Statement" (DPS, Documento Programmatico sulla Sicurezza).

DPS is the document that specifies the technical and organizational security measures adopted on the basis of risk analysis, task and responsibilities distribution within the structure responsible for processing the data themselves, in order to protect personal data in compliance with the law, from the point of view both of their correct storage and their correct handling.

In compliance with the provisions under Legislative Decree No. 196/2003, Lottomatica reviewed and updated the DPS which was prepared in 2004.

RECEIPTS AND PAYMENTS (PRESIDENTIAL DECREE NO. 560 OF 09/16/1996)

The administration of receipts and payments by the Parent Company, under the powers granted by the above-mentioned Presidential Decree No. 560, is discussed below.

This item, equal to €/000 83,378 is made up as follows:

RECEIVABLES

These total €/000 3,045 for the management credit towards collectors for the sums to be paid, net fees and expenses in this regard.

CASH AND CASH EQUIVALENTS

These amount to €/000 80,333 and reflect the administered receipts held on bank and postal accounts as of June 30, 2006:

- €/000 57,451 on a specific current account held with Banca Intesa S.p.A.;
- €/000 22,882 on a specific postal account.

PAYABLES

These amount to €/000 83,378 and are made up of:

- €/000 49,175 in profits due to the Tax Authorities as of June 30, 2006;
- €/000 14,589 due to the Ministry of Finance's pension fund;
- €/000 286 in amounts to be paid over to the Tax Authorities, equal to the interest income accrued on the specific bank account used for the administration of receipts and payments, net of tax charges and related expenses;
- €/000 4,925 for the premium on the last two drawings made over the period under consideration to be paid out to the licensee;
- €/000 9,321 in winnings not paid as of June 30, 2006;
- €/000 5,052 for the sums due to AAMS for the financing of numerous winnings.

BALANCE SHEETS

INCOME STATEMENTS

AND

COMMENTS

AS OF

JUNE 30, 2006

Lottomatica S.p.A. BALANCE SHEETS - ASSETS -	note	June 2006	December 2005
A) Non-current assets			
Property, plant and equipment	*1)*	112,173,425	119,089,817
Goodwill	*2)*	622,896,607	622,896,607
Intangible assets	*3)*	5,051,021	6,114,817
Investments valued at equity	*4)*	0	0
Titles and shares	*5)*	514,884,754	154,760,308
Other assets	*6)*	3,282,668	394,552
Deferred tax assets	*7)*	44,594,193	38,243,520
Total non-current assets		**1,302,882,668**	**941,499,621**
B) Current assets			
Inventories	*8)*	5,500,154	5,175,781
Trade receivables and other receivables	*9)*	112,904,283	71,299,792
Current financial assets	*10)*	118,812,124	154,034,392
Other assets	*11)*	8,554,224	9,477,182
Cash and cash equivalents	*12)*	1,995,240,586	127,836,556
Total current assets		**2,241,011,371**	**367,823,703**
Total assets		**3,543,894,039**	**1,309,323,324**

Lottomatica S.p.A. BALANCE SHEET - LIABILITIES -		June 2006	December 2005
A) Shareholders' Equity	*15)*		
Share capital		149,637,927	89,009,280
Legal reserve		18,371,623	0
Share premium reserve		1,616,820,571	261,844,000
Other reserve		31,295,428	28,332,795
Net profit (loss) for the period		64,855,584	111,863,835
-) New profit (loss)		50,857,599	16,848,554
-) Period's profit (loss)		13,997,985	95,015,281
Total Shareholders' Equity		**1,869,079,692**	**491,049,910**
B) Non-current liabilities			
Staff Severance Fund	*17)*	5,522,365	4,647,378
Provisions for deferred taxes	*18)*	48,047,683	43,330,636
Long-term provisions	*19)*	6,184,624	5,665,282
Total non-current liabilities		**59,754,672**	**53,643,296**
C) Current liabilities			
Trade payables and other payables	*20)*	130,883,104	157,114,614
-) towards suppliers within 12		86,380,427	103,544,294
-) towards subsidiaries in/after 12 months		34,443,654	14,025,227
-) towards controlling companies in/after 12 months		204,510	173,390
-) towards controlling companies (tributary) in/after 12 months		8,427,560	38,425,984
-) towards co-partners in/after 12 months		1,426,953	945,719
Long-term loans		1,086,338,540	358,442,578
Short-term loans	*22)*	340,507,176	226,321,097
Short-term portions of long-term loans	*23)*	16,501,315	473,425
Other liabilities	*24)*	22,157,222	19,556,173
Payables for taxation	*25)*	6,770,878	2,722,231
Short-term portions of long-term provisions	*26)*	0	0
Total Current liabilities		**1,603,158,235**	**764,630,118**
TOTAL ASSETS AND LIABILITIES		**3, 543,894,039**	**1,309,323,324**

Lottomatica S.p.A. INCOME STATEMENT		June 2006	June 2005
Revenues	*27)*	**232,925,367**	**260,332,529**
Other revenues and proceeds (including extraordinary)	*28)*	**25,920,029**	**17,242,806**
Increase of internal construction costs, materials and consumables	*29)*	**-**	**-**
Change in inventories	*30)*	**-23,731**	**-38,876**
- Raw materials and consumables used	*31)*	11,232,144	11,136,965
- Services	*32)*	74,605,428	90,108,260
- Costs for personnel	*33)*	25,303,132	25,692,424
- Amortization and depreciation	*34)*	23,658,286	16,083,910
- Other operating costs	*35)*	4,775,604	4,452,057
Total costs		**139,574,594**	**147,473,616**
Profit		**119,247,071**	**130,062,843**
Financial income (charges)	*36)*	85,723,228	7,798,493
Adjustments to financial assets	*37)*	-	34,778
Share of income (charges) from equity investments in associated companies and JVs valued at equity	*38)*	-	-
Profit before taxes		**33,523,843**	**122,229,572**
Income taxes for the period	*39)*	19,525,858	49,101,444
Net profit from continuing operations		**13,997,985**	**73,128,128**
Profit from assets held for sale or discontinuing operations	*40)*		
Net profit for the period		**13,997,985**	**73,128,128**

LOTTOMATICA S.P.A. – CASH-FLOW STATEMENTS *(thousands of euros)*	**06/30/2006**	**12/31/2005**
Net profit before taxes for the period	**33,523,843**	**196,870,708**
Adjustments for:		
- Amortisation of tangible assets	15,080,900	5,802,339
- Amortisation of intangible assets	2,315,162	29,908,749
- (Appreciation) Depreciation from fixed asset alienation	-19,584	-168,369
- (Revaluation) devaluation of fixed assets	8,106,175	5,296,284
- Other non-monetary transactions	6,439,718	12,422,213
- Income taxes	-19,525,858	-64,900,427
Cash-flow from operating activities before changes in net working capital	**45,920,356**	**185,231,497**
Change in Net Working Capital	-67,266,737	96,323,179
Cash-flow from operating activities [a]	**-21,346,381**	**281,554,676**
Asset Investment :		
- intangible	-1,251,366	-5,482,267
- tangible	-17,428,665	-67,434,196
-financial	-360,168,096	-4,717,323
Proceeds from sales, or reimbursement, of fixed assets	1,177,566	4,518,151
Cash-flow from investing activities [b]	**-377,670,561**	**-73,115,635**
Financing variations and other taxes	914,170,617	-89,716,991
Capital increase and other Shareholders' Equity variations	1,495,348,786	9,062,488
Dividend distribution	-119,415,548	-67,983
Cash-flow from financing activities[c]	**2,290,103,855**	**-80,722,486**
Increase/(decrease) cash and cash equivalents [a+b+c]	**1,867,284,031**	**127,716,555**
Cash ad cash equivalents at the beginning of the period	127,956,555	120,000
Cash and cash equivalents at the end of the period	**1,995,240,586**	**127,956,555**

Shareholders' Equity of December 31, 2005 and June 30, 2006

Thousands of euros	Share Capital	Legal Reserve	Share premium reserve	Share swap reserve	Other reserves	Period Results	Total Shareholders' Equity
Lottomatica s.p.a. as of 12/31/2005	**89,009**		**261,844**	**22,737**	**22,445**	**95,015**	**491,050**
Legal Resever		18,372				-18,372	-
Dividend Distribution			-74,182	-2,599		-42,635	-119,416
Destinazione risultato a nuovo					34,009	-34,009	0
Public offering Capital Increase	57,424		1,402,569				1,459,993
Stock Option Excerise	3,205		42,716				45,921
Capital Increase charges			-16,126				-16,126
Other changes					5,561		5,561
Results of the period						13,998	13,998
Lottomatica as of 06/30/2006	**149,638**	**18,372**	**1,616,821**	**20,138**	**62,015**	**13,998**	**1,880,981**

COMMENTS

FOREWORD

The Balance Sheets, Income Statements and Cash-Flow Statements reported in the present Financial Statement of June 31, 2006 have been compared with the following:

- Lottomatica's Balance Sheets of December 31, 2005 which take into account the merger of FinEuroGames and Lottomatica into NewGames completed on December 20, 2005;
- Lottomatica's Income Statements of June 30, 2005 presented in accordance with IFRS standards before the abovementioned merger was completed in order to give a better representation of the trends;
- Lottomatica's Cash-Flow Statements of June 30, 2005 presented in accordance with IFRS at the end of the abovementioned merger.

FINANCING FOR THE GTECH ACQUISITION

Capital Increase

In order to make the necessary resources available to carry out the GTECH acquisition, the Lottomatica S.p.A. Board of Directors resolved on an increase of Share Capital of a maximum nominal amount of € 57,423,570.00 by way of issue of a maximum number of ordinary shares equal to 57,423,570 with a par value of 1 Euro each *con godimento* as of January 1, 2006 with the same features of the shares currently issued. The new ordinary shares were offered to shareholders at a price of € 25.452 for every new share, of which € 24.452 as a premium, for an aggregate value of € 1,460 million.

The average price of the stock as of June 30, 2006 (corrected for the capital increase with an adjustment equal to 0.9029) is 30.50 Euro. Over 80 million shares have been traded in this period with a daily exchange average of about 660,000.

Following the capital increase, Lottomatica's stock exchange capitalization passed the 4.4 million Euro mark on June 30, 2006.

Subordinated Interest-Deferrable Capital Securities

Lottomatica S.p.A. offered €/000 750,000 of Subordinated Interest-Deferrable Capital Securities due 2066 (the "Securities") whose proceeds are part of the financing for the GTECH Holding Corp. acquisition. The so-called "Hybrid" title is characterized by its subordinate profile (equal to the quoted Capital Share), its duration (60 years), its possibility to the issuer to defer the interest payments according to various conditions and its ability to reimburse the total sum lent out. Interest on the Securities will accrue from (and including) May 17, 2006 and up to (but excluding) March 31, 2016 at a fixed rate of 8.25% per annum, and will be payable annually in arrear on March 31 each year beginning in 2007. The Capital Securities will then assume a floating interest starting from March 31, 2016 until 2066 at a floating rate of interest equal to six-month EURIBOR plus a margin of 5.05% per annum (March and September are the postdated payment dates). Interest will accrue at a higher rate in the event that a "Change of Control Event" occurs according to "Terms and Conditions of the Securities." In such a case, the Issuer has the option to redeem all but not some of the Securities at the Make-Whole Price together with any accrued and unpaid interest.

The Issuer has covenanted that for so long as any Securities remain outstanding, on the occurrence that a change in control takes place, the Issuer will launch a tender offer for its outstanding €360 million Senior Notes due 2008 at 100% of their aggregate principal amount (see Net Debt Position). There exists nevertheless a case in which it is obligatory; if the ratio between Free Cash Flow before Debt Service and the Interest Expenses is less or equal to 1.35 (Coverage

Ratio), then the deferment of interest payments becomes compulsory according to the "Terms and Conditions". In a similar way, while it is possible for the issuer to decide an anticipated reimbursement there is a single case in which such reimbursement is mandatory: if the GTECH acquisition is not consummated prior to October 10, 2006 or the Merger Agreement in respect thereof is earlier terminated, the Securities are subject to a mandatory redemption at 101% (€/000 757,500) of the aggregate principal amount together with accrued and unpaid interest. The Securities have received a rating equal to a BB and Ba3 respectively from Standard & Poor's Rating Service and Moody's Investors Service Limited. From the loan placement point of view, it is the first of its kind effectuated in Europe by a corporation and it has been a real success—the investors have in fact been ready to cover an amount four times that offered.

ACCOUNTING STANDARDS AND POLICIES

Compliance with IFRSs

Until 12/31/2004, Lottomatica S.p.A. reported its Balance Sheets and all other periodical information (quarterly and semester) according to Italian accounting standards. Starting from the first semester 2005, all of Lottomatica's financial reportings were recorded in accordance with IFRS standards . All of the Financial and Economic Data will be presented according to IFRS standards adopted by the European Union starting from FY 2006 in so far as Lottomatica exercises artiche 4 section 4 of the Legislative Decree 38 of February 28, 2005.

Currency translation

The functional and reporting currency adopted by the Group is the Euro.

Property, plant and equipment

Property, plant and equipment are recorded at purchase cost, including additional charges directly expensed, and adjusted by the depreciation accumulated over the financial years (adjusted cost method). If the asset is made up of more significant components with different useful lives, depreciation is made for each component. The depreciation entered in the Income Statement is calculated systematically and constantly on the basis of the rates believed to be representative of the estimated useful life for each single asset category. The depreciation figures for assets have been calculated on a *pro rata temporis* basis with reference to the date on which these assets entered into service.

The values of property, plant and equipment do not include the costs of ordinary maintenance required to keep them working efficiently, to ensure their expected useful life, their capacity and original productivity, nor that required to repair break-downs or breakages. These costs have indeed been entered in the Income Statement in the period in which they were carried out.

Costs incurred for improvements to assets not belonging to Lottomatica which can be clearly identified, have been entered as an increase in the item, included in property, plant and equipment, of the same nature of the asset to which they refer. The depreciation period corresponds to the lower of the tangible asset's residual useful life and the residual duration of the lease.

The accounting value of property, plant and equipment is subject to impairment test in order to identify any losses in value when an event or change indicates that the book value is unrecoverable. Where an indication of this type is found to exist and the book value is greater than the presumed realizable value, the assets are written down to reflect such value.

Fixed assets under construction and advances include purchase costs and advances to suppliers for the acquisition of property, plant and equipment still unused; they also include assets still unused held by third parties on consignment. The depreciation of these costs will be carried out at the time of their effective use.

The table below shows the depreciation rates applied to each asset category.

Property, plant and equipment	Depreciation Criteria
1) Buildings	lease term
2) Plant and machinery	15%-20%
3) Industrial and business equipment	25%
4) Other assets	12%

The book value of property, plant and equipment is reduced by public capital grants, according to IAS 20. In particular, the contribution, recognized in the financial year in which it becomes due and payable, is deducted from the book value of the asset to which it refers, with effect on the Income Statement, through the reduction of the depreciation cost during the useful life of the asset subject to depreciation.

Intangible assets

As required by IAS 38, the intangible assets owned by the Company satisfy the characteristics of being clearly identified, the ability to generate future economic benefits and the exercise of control over them by the business. Intangible assets are entered at their purchase cost, increased by additional charges and the direct costs, if any, necessary to prepare the asset for operations.
Assets acquired through business combination transactions are entered at their fair value at the date of acquisition.
Assets generated internally have not been recognized as intangible assets, the company has not incurred development costs.
Following their initial recognition, intangible assets are entered at cost net of accumulated total amortization, calculated on a straight-line basis in relation to the asset's estimated useful life, and impairments of value (adjusted cost method). If however, an intangible asset is characterized by an indefinite useful life, it is not amortized, rather being subject to periodic fairness analyses in order to identify any impairments of value.
Amortization begins when the asset is available for use, that is, when it is in the position and condition necessary in order to operate in the manner intended by the business management.
The book value of intangible assets is subject to tests designed to identify any impairments of value when events or changes in situation indicate that the book value is unrecoverable. Where an indication of this type is found to exist and the value is greater than the presumed realizable value, the assets are written down to reflect such value.

Specifically:

- "patents and intellectual property rights" mainly include costs incurred for application software acquired by way of property, costs for application software acquired under license for use for an indefinite time, and costs for protected application software internally generated;
- "concessions, licenses, trademarks and similar rights" mainly include costs incurred for software acquired under license for use for a definite time, for which a one-off consideration is envisaged, initially paid for the whole license period;
- fixed assets under development relate to purchases that had not entered into service or been tested as of the reporting date.

The table shows the amortization criteria applied to each category of assets with a definite useful life.

Intangible assets	Amortization criteria
1) Patent rights	3 years
2) Concessions, licenses and trademarks	3 years
3) Other intangible assets	2 years - 5 years

Goodwill

Goodwill acquired following a business purchase/combination transaction is initially valued at cost to the extent that it represents the figure by which the purchase cost exceeds the share attributable to the purchaser of the net fair value referred to the identifiable value of current and potential assets and liabilities. After this initial entry, goodwill is valued at cost decreased by any accumulated loss of value. Since goodwill is an intangible asset with indefinite useful life it is not subject to amortization but is subject to annual impairment tests, with consequential recognition in the Income Statement of any excess identified. The impairment test is carried out by comparing book value and the greater of net sale price and value in use of the asset. Fair value is determined based on the best possible available information to reflect the amount the entity could obtain on the reporting date from disposal of an asset in an arm's length transaction between knowledgeable and willing parties less costs of disposal.

Financial assets

Financial assets are initially recognized at cost, increased by additional purchase charges, representing the fair value of the consideration paid. Subsequent to this initial entry, financial assets are valued in relation to their functional use based on the following.

Financial assets held for trading
These are financial assets purchased for the purpose of obtaining a profit from the short-term price fluctuations. After the initial recognition, these assets are valued at their fair value, with any related profit or loss being recognized in the Income Statement.

Investments held to maturity
These are non-derivative financial assets that earn fixed and determinable payments and with fixed maturities that the business has the intention and ability to maintain until such maturity. After the initial recognition, these assets are valued at their amortized cost, using the effective interest rate criterion. The amortized cost is calculated by taking into account any discounts or premiums to be spread out over the full period of time up to the maturity.

Financial assets entered at cost
If there is objective evidence of the loss in value of an unlisted capital instrument that is not entered at fair value because it cannot be reliably measured, or a derivative instrument that is linked to this equity instrument and must be settled by delivering such instrument, the amount of the impairment loss is equal to the difference between the asset's book value and the present value of the expected future cash flows, discounted back at the current market rate on a similar financial asset.

Loan assets
These are treated for accounting purposes according to the rules applying to "Investments held to maturity".

Financial assets available for sale
This item includes financial assets not falling within the previous categories. After the initial recognition, these assets are valued at their fair value with profits or losses being entered in a specific equity item until such time as they are sold or it is ascertained that they have suffered a loss of value. In this case, the profits or losses accumulated up to this point are taken to the Income Statement.

Derivative financial instruments
All derivative financial instruments are valued at their fair value, as required by IAS 39. If the value for mark-to-market adjustment is negative, it is recorded in the Income Statement.

Inventories

Inventories are recorded at the lower of purchase or production cost, including additional charges, and their estimated realizable value determined with reference to market trends. Cost is determined on a "weighted-average cost" basis for paper, using FIFO method for mobile phone credit recharges and according to the specific cost for tickets.

Receivables and payables

Receivables are initially entered at their fair value, subsequently valued at their amortized cost and then written down in the event of loss of value.
Payables are valued at their amortized cost.

Cash and cash equivalents

Cash and cash equivalents are entered at their face value.

Long-term loans

Loans are initially recognized at cost corresponding to the fair value of the consideration received, net of additional acquisition charges for the loan. After the initial recognition, loans are valued at their amortized cost using the effective interest rate method.

Provisions for risks and charges

These provisions are entered to cover certain or probable liabilities of a determined nature, whose timing or amount was uncertain at the reporting date. These are recognized when a current obligation (legal or constructive) exists as a result of past events whose fulfillment will probably entail the use of resources and the amount of which can be reliably estimated.
Provisions are valued at the fair value of each liability. The amount entered as being allocated are reviewed at each reporting date and adjusted to represent the best current estimate.

Employee benefits

Benefits paid to employees following the termination of their employment relationship (post-employment benefits of the "defined benefits" type) and other long-term benefits are subject to actuarial valuations. The liability entered in the accounts represents the current value of the Group's obligation, net of any assets serving the plans.
Take note that the Group has decided not to use the so-called "corridor approach" and to recognize the profits and losses deriving from the changes to actuarial hypothesis directly in the Income Statement.
On the other hand, the relevant IFRS/IAS suggests that in the long term the profits (or losses) of an actuarial nature can be set off against each other and, on this basis, permit the deferral over time of the recognition of actuarial profits or losses in the Income Statement. Any portion of actuarial profits or losses not entered in the accounts, if they exceed 10% of the present value of the program obligations and 10% of the fair value of any asset serving the program (the so-called corridor approach) must be recognized immediately in the Income Statement in each financial year.
Complementary staff severance indemnities are entered as liabilities and cost when the business is involved in the termination of the employment relationship with an employee or group of employees prior to normal pension age or where a commitment has been made to make payment of severance pay following a proposal designed as an incentive for voluntary redundancy.

Stock option plans

The Lottomatica Group's stock option plan provides for it to be equity-settled, with fair value being determined on the grant date, and requires, as provided by IFRS 2, the cost to be entered under "costs for personnel", with a corresponding increase in Shareholders' Equity ("Reserves for stock option plans" included in "Other Reserves") on the basis of the period of accrual of the options.
After the date of allocation, a variation in the number of options entails adjustment of the overall cost of the plan, to be recognized in accordance with the method described above. At the end of each financial period, the fair value of each option that has previously been determined is neither reviewed nor updated, but permanently retains the value at which it has been reported in Shareholders' Equity; on that date, on the other hand, the estimate is updated of the number of options that are to mature until expiry (and therefore of the number of employees that shall be entitled to exercise the options). The change in the estimate is recognized as a reduction under "Stock option reserve" against an Income Statement item under personnel costs.

At the maturity of the option, the amount entered under "Stock option reserve" is reclassified as follows: the portion of Shareholders' Equity attributable to the options exercised is reclassified to "Share premium reserve", while the portion related to the unexercised options is reclassified to Retained Earnings.

Revenues

Revenues are valued at the present value of the consideration received or due.

Sale of goods
Revenues are recognized when the Group has transferred the significant risks and benefits of ownership of the goods and ceases to exercise the normal level of activity associated with possession and actual control over the goods sold. Revenues associated with sales of the telephone mobile phone credit recharges is entered net of their purchase costs.

Provision of services
Revenues are recognized with reference to the stage of completion of the operation at the reporting date. When the results of the provision of services cannot be reliably estimated, revenues are recognized solely to the extent to which the costs recorded are recoverable in the future.
The stage of completion is assessed by reference to an evaluation of the work carried out or through the proportion that costs actually incurred bear to total estimated costs.

The amount to be received is discounted back in cases where customers are given time to pay without incurring interest. The difference between current value and amount received represents financial income recorded in the accounts on an accruals basis.

Revenues and costs are recognized net of VAT, except when:

- this tax applied to the purchase of goods or services is not deductible, then it is recognized as a part of the asset's purchase cost or a part of the cost item recognized in the Income Statement;
- it refers to trade receivables and payables as shown, including the tax value.

Interest

These are recognized on an accruals basis, using the effective interest rate method.

Dividends

These are recognized when the shareholder's right to payment arises.

Costs for purchases of goods and provision of services

These are recognized in the Income Statement on an accruals basis, representing decreases in economic benefit and taking the form of out-going cash flows, reduction in value of assets or incurring of liabilities.

Financial charges

Financial charges are all recognized as a cost in the financial year when they are incurred.

Income taxes (current, deferred tax assets and liabilities)

Current taxes are calculated on the basis of a realistic forecast of the tax charges to be paid in application of the tax regulations in force in the individual countries.
The Group has recognized both deferred tax assets and liabilities on the temporary differences between the value of assets and liabilities entered in the accounts and the related tax value, as well as the differences in value of assets and liabilities generated by the consolidation adjustments.
Deferred tax assets are recognized to the extent that it is probable that taxable income will be available against which the deductible temporary differences can be utilized. A deferred tax asset is also recognized in the presence of tax losses and tax credits carried forward to the extent that it is probable that a future taxable income of sufficient size will be available.
The value of deferred tax assets is reviewed at each period-end and is reduced to the extent that it is no more likely that sufficient future profits shall be available for the use, in whole or in part, of such asset.
Deferred tax assets and liabilities are classified under non-current assets and liabilities in the Balance Sheet.
Deferred tax assets and liabilities are defined based on the tax rate expected to be applied over the year when these assets are realized or these liabilities are discharged, taking into account the current rates or those substantially issued at the reporting date.

Explanatory Note

Lottomatica S.p.A.

NOTES TO CURRENT BALANCE SHEET

NON-CURRENT ASSETS

Property, plant and equipment (1)

These amount to €/000 112,173 (€/000 119,090 as of 12/31/2005).
The breakdown with historical cost and depreciation fund indicated separately is as follows:

- ***Tangible Assets*** €/000 31,473 (€/000 31,596 as of 12/31/2005).

Euros	Opening	Increase	Amortizations	Depreciation impairment	Decrease	Other changes	Reclassification	TOTAL
Buildings	16,016,101	622,986	-	-	-	-	-	16,639,087
Plant and Machinery	40,299,679	4,824,119	-	7,266,891	1,167,550	-	314,511	37,003,868
Other assets	2,299,825	203,059	-	-	2,610	-	-	2,500,274
Fixed assets under construction	174,134	-	-	-	-	- 704	44,910	128,520
HISTORICAL COST	**58,789,739**	**5,650,164**	-	**7,266,891**	**1,170,160**	**- 704**	**269,601**	**56,271,749**
Buildings	5,783,581	-	926,502	-	-	-	-	6,710,083
Plant and Machinery	20,932,177	-	3,160,805	6,875,752	18,266	-	276,727	17,475,691
Other assets	477,757	-	137,341	-	2,542	-	-	612,556
Amortization Fund	**27,193,515**	**-**	**4,224,648**	**6,875,752**	**20,808**	**-**	**276,727**	**24,798,330**
Buildings	10,232,520	622,986	926,502	-	-	-	-	9,929,004
Plant and Machinery	19,367,502	4,824,119	3,160,805	391,139	1,149,284	-	37,784	19,528,177
Other assets	1,822,068	203,059	137,341	-	68	-	-	1,887,718
Fixed assets under construction	174,134	-	-	-	-	- 704	- 44,910	128,520
NET VALUE	**31,596,224**	**5,650,164**	**-4,224,648**	**391,139**	**1,149,352**	**- 704**	**- 7,126**	**31,473,419**

The acquisitions for the year amount to €/000 5,650 and mainly refer to investments for furnishing the new headquarters (€/000 826) and to the acquisition of equipment used for the Lotto business (€/000 4,824).

The transfer of assets for the period have the net value of €/000 1,149, and they refer for the most part (€/000 1,091) to the turnover to Consorzio Lotterie Nazionali of the bar code readers to be installed and activated in the new points of sale in 2006.

The depreciation amounts to €/000 391 and refer to the already mentioned project of terminal substitution, which began in 2005 and resulted in the substitution of all the old terminals (mainly the M320 and the M350).
The reclassifications carried out in the period (for a net amount of €/000 7) are represent the various uses for the assets placed in the category "*Freely distributed assets*".

- ***Freely distributed assets*** €/000 80,700 (€/000 87,494 as of 12/31/2005).

They regard the capital assets used to carry out the activities related to the "Gioco del Lotto" to distribute, upon request of the Finance Ministry, at the end of the concession.

The "*Freely distributed assets*" refer predominantly to the Company's assets in use by third parties.

In the table below, the breakdown is depicted with historical cost and depreciation funds indicated separately.

Euros	Opening	Increase	Amortizations	Depreciation impairment	Decrease	Reclassification	TOTAL
Plant and Machinery FDA	358,177,871	1,091,001		165,686,115	217,124	36,439,881	229,805,514
Other assets FDA	2,008,225	-		-	57,017	-	1,951,208
Assets under construction FDA	31,620,023	10,687,500		222,489	6,428	- 36.402,252	5,676,354
HISTORICAL COST	**391,806,119**	**11,778,501**		**165,908,604**	**280,569**	**37,629**	**237,433,076**
Plant and Machinery FDA	302,349,494	-	10,841,728	158,193,568	215,626	30,503	154,812,531
Other assets FDA	1,963,032	-	14,524	-	57,017	-	1,920,539
AMORTIZATION FUND	**304,312,526**	**-**	**10,856,252**	**158,193,568**	**272,643**	**30,503**	**156,733,070**
Plant and Machinery FDA	55,828,377	1,091,001	10,841,728	7,492,547	1,498	36,409,378	74,992,983
Other assets FDA	45,193	-	14,524	-	-	-	30,669
Assets under construction FDA	31,620,023	10,687,500	-	222,489	6,428	- 36,402,252	5,676,354
NET VALUE	**87,493,593**	**11,778,501**	**10,856,252**	**7,715,036**	**7,926**	**7,126**	**80,700,006**

The increases for the year equal to €/000 11,779 and refer almost completely to the acquisition of terminals for the project of terminal substitution, which began in 2005 and resulted in the substitution of all the old terminals (mainly the M320 and the M350).

The depreciations amount to €/000 7,715 and again refer to the terminal substitution project. In particular, such depreciation has had an effect of €/000 5,872 in the "Amortization and Depreciation" item of the Balance Sheet while for the amount of €/000 1,843, an expressly created risk fund from the last period was used.

The reclassifications carried out in the period (for a total of €/000 7) represent the various uses for the assets allocated under *Fixed assets*.

Goodwill (2)

It amounts to €/000 622,897 (€/000 622,897 as of 12/31/2005).

It is composed of the following categories:

- Goodwill of €/000 404,016 from merger by incorporation of Lottomatica into Tyche in 2002;
- Goodwill connected to the acquisition of the Games division of EIS S.p.A. and the Twin branch of business (pari-mutuel system) €/000 2,116;
- Goodwill of €/000 216,765 from the merger transaction between NewGames, FinEuroGames and Lottomatica completed on December 20, 2005.

Goodwill was subject to impairment test on December 31, 2005 and has not been repeated due to the lack of new events. The hypothesis assumed for the elaboration of the Financial Statement of 12/31/2005 has hence been confirmed
Value in use was adopted as recoverable value inasmuch as it was reasonably considered to be higher than the net fair value of the cost of disposal.

Value in use was determined using the Discounted Cash Flow method, discounting the operating flows resulting from economic and financial projections for the period of the licenses granted by *AAMS* or up to a maximum of 7 years, which were based on assumptions contained in the management plan considering projections of final operating results on the day of valuation, extrapolating the period of time in excess of a three-year period in accordance with growth rates that are conservative and lower than historic trends.
The value in use estimate was calculated by using the Discounted Cash Flow method that envisages the discounting of future estimated cash flows by applying an appropriate discount rate (WACC).
This impairment test showed that the discounted cash flows are higher than goodwill book value, so that it was not necessary to make any reduction in value: no impairment loss was therefore recognized.

The discount rate (WACC) used by the Company was determined to be equal to approximately 8% (average).

Intangible Assets (3)
These equal to €/000 5,052 (€/000 6,115 as of 12/31/2005) and are composed of:

- *Patent Rights* €/000 4,185 (€/000 5,171 as of 12/31/2005);
- *Concessions, licenses, trademarks and similar rights* €/000 866 (€/000 944 as of 12/31/2005).

Intangible Assets *(thousands of euros)*	**12/31/2005**	**Changes in the period**		**06/30/2006**
		Increases	**Amortizations**	
Patents	38,926	913	-	39,839
Concessions, Licenses	7,221	338	-	7,559
Historical Cost	**46,147**	**1,251**		**47,398**
Patents	33,755	-	1,899	35,654
Concessions, Licenses	6,277	-	416	6,693
Amortization Fund	**40,032**		**2,315**	**42,347**
Patents	5,171	913	- 1,899	4,185
Concessions, Licenses	944	338	- 416	866
Net Value	**6,115**	**1,251**	**- 2,315**	**5,051**

The increases of the year equal to €/000 1,251 and regard mainly the *Patent Rights* and in particular the maintenance of the Gioco del Lotto software.

Securities and equity investments (5)
These equal to €/000 514,885 (€/000 154,760 as of 12/31/2005). They are composed of:

- *Subsidiaries* €/000 514,781 (€/000 154,656 as of 12/31/2005); the increase is due to the capital increase of Nova Prima S.r.l. in relation to the GTECH acquisition as already specified in previous section;
- *Other companies* €/000 104 (€/000 104 as of 12/31/2005); regard the company *Imprenditori Associati* and it is completely covered by an equity investment depreciation fund created by the liquidation of the equity.

Thousands of euros	12/31/2005	Changes in the Period		06/30/2006
		Increases	Decreases	
Lottomatica Italia Servizi SpA	7,138,474			7,138,474
Lottomatica Sistemi SpA	8,719,006			8,719,006
Consorzio Giochi Sportivi	85,000			85,000
Consorzio Lotterie Nazionali	10,080,000			10,080,000
Videolot Gestione SpA	620,000			620,000
RTI Videolot	4,216,964			4,216,964
Cirmatica	121,751,910			121,751,910
Sed Multitel SpA	2,004,000			2,004,000
Nova Prima	10,000	360,124,446		360,134,446
Invest Games S.A.	30,999			30,999
Imprenditori Associati S.p.A.	103,955			103,955
Total	**154,760,308**	**360,124,446**	**-**	**514,884,754**

Subsidiary/ €/000	Office	Shareholders' Equity			Stake (%)	Charge Value (a)	Adjusted Shareholders' Equity for article 2426 c.4 CC (b)	(a)-(b)
		Share Capital	Reserve	Period Results				
LIS spa	Rome	2,582	28,430	7,938	92.50%	7,138	31,012	-23,874
LS spa	Rome	5,165	3,268	2,347	100%	8,719	8,433	286
CGS	Rome	100	-1		85%	85	99	-14
CLN	Rome	11,820	-2,994	11,997	63%	10,080	8,826	1,254
VLG spa	Rome	894	-2,714	-1,700	100%	620	-1,820	2,440
RTI Videolot	Rome	3,226	847	-420	100%	4,217	4,073	144
Cirmatica	Barcelona	54,156	74,196	1,464	100%	121,753	128,352	-6,599
Sed Multitel	Milan	800	1,186	557	20%	2,004	1,986	18
Nova Prima	Rome	100	360,032	86	100%	360,134	360,132	2
Invest Games	Luxembourg	31,000	329,249	-4,049	0.01%	31	360,249	-360,218

Other (non current) Assets (6)
These amount to €/000 3,283 (€/000 395 as of 12/31/2005). It mainly consist of the surplus from the onerous financing, with an expiration in over 12 months time, given to the subsidiary Lottomatica Sistemi in the FY 2000 for the acquisition of company branches.
In detail:

NON CURRENT ASSETS	06/30/2006	12/31/2005
Long-term Financial Assets	**2,844,464**	**-**
Subsidiary Receivables	2,844,464	-
Other Receivables	**438,204**	**394,552**
Security Depostis	438,204	394,552
TOTAL	**3,282,668**	**394,552**

Deffered Tax Assets (7)
Deferred tax assets amount to €/000 44,594 (€/000 38,244 as of 12/31/2005).
The most significant amounts refer to:
- fiscal amortization of the deficit from the merger of Lottomatica S.p.A. into Tyche calculated in 2001 as a result of the misalignment of the tax accounts and statutory Financial Statements;
- depreciation of the equity investments held in Lottomatica Sistemi S.p.A. and Twin (now liquidated);
- fiscal amortization of Sogei, Tyche, EIS and Twin goodwill;
- fiscal effect derived from eliminating the costs related to the establishment and expansion of intangible assets, pursuant to international accounting standards;
- charges due to exchanges not carried out.

The difference as of 12/31/2005 of €/000 6,350 mainly regard to the inherent fiscal charges of the costs related to the capital increase compensated by the Shareholders' Equity (€/000 8,303). The remainder is relative to the use of the taxes from previous years.

Current Assets

Inventory (8)
This amounts to €/000 5,500 (€/000 5,176 as of 12/31/2005) and are made entirely up by the leftover receipt vouchers and betting forms for Lotto.

Trade receivables and other receivables (9)
These equal to €/000 112,904 (€/000 71,3000 as of 12/31/2005) and are relative to:
- *Client Receivables* for €/000 8,260 (€/000 9,629 as of 12/31/2005);
- *Subsidiary Receivables within 12 months* for €/000 11,973 (€/000 610 as of 12/31/2005). They refer to the receivables for the IRES account towards the Parent Company De Agostini S.p.A. in relation to the fiscal consolidation for the companies in the De Agostini Group, following the deliberation of the Board of Directors Meeting of September 9, 2004. The national fiscal consolidation Regulation for the Companies of the De Agostini Group was approved by the De Agostini Board of Directors Meeting of October 20, 2004. The relationship between De Agostini S.p.A. and the Companies adhering to the abovementioned consolidation has been settled, including Lottomatica, aiming to attain and ascribe the advantages derived from the application of the national fiscal consolidation

pursuant to articles117 to 129 of Presidential Decree no. 917 of December 22,1986 and as modified by the cited Legislative Decree 344/2003 and Ministerial Decree of June 9, 2004;

- *Subsidiary Receivables over 12 months* for €/000 92,671 (€/000 61,058 as of 12/31/2005) and amount mainly to the credited marketing costs, the network services (related to the activation, connection and assistance to the points of sales), the back-office services, the administrative services for the normally carried out activities of management and contracts with the subsidiaries in normal market conditions. The item includes the receivable for RTI for €/000 6,363 related to the rent of the company branches which took place on May 5, 2005.

In greater detail:

TRADE RECEIVABLES *euros*	**06/30/2006** Within 12 months	**12/31/2005** Over 12 months
Client Receivables	**8,260,499**	**9,628,898**
Trade	15,282,810	16,851,209
Receivable Depreciation Fund	7,022,311	7,222,311
Subsidiary Receivables	**92,670,664**	**61,057,798**
Trade	92,670,664	61,057,798
Parent Company Receivables	**11,973,120**	**613,096**
Trade	-	3,333
Fiscal	11,973,120	609,763
TOTAL	**112,904,283**	**71,299,792**

Current Financial Assets (10)

These amount to €/000 118,812 (€/000 154,034 as of 12/31/2005) and consist mainly of the receivables for the financial assets of the subsidiaries. Furthermore, it consists of €/00026,763 in secondary costs related to the GTECH acquisition, which at the closing of the operation will be allocated between tangible, intangible and financial assets. The residual amounts (€/000 1,644) regard the net value of the financial receivables of the Bingo Plus. Note that the consistent differences are partly attributable to the Equity investments present on 12/31/2005 (€/000 29,357) and which expired in January 2006. The other variations of 12/31/2005 refer in part to the financing granted from the Consorzio Lotterie Nazionale to Lottomatica.

Other Current Assets (11)

These equal to €/000 2,284 (€/000 7,403 as of 12/31/2005). The amount refers to the receivables of the Depreciation Fund for €/000 2,579 to cover the sums that still are to be accounted for related to the sales of the last days of June. The Depreciation Fund is adequate to cover possible losses to receivables, even in the case of complex contractual relations.

Tax Receivables (12)

The fiscal receivables equal to €/000 6,270 (€/000 123 as of 12/31/205) and are relative to the Treasury receivables for the IRAP account of June, to the taxes on the bank asset interests, and to the matured VAT credit through NewGames (not entered in the liquidation of the Group VAT).

(Fiscal) Treasury Receivables	**06/30/2006**	**12/31/2005**
Treasury Receivables (IRAP)	4,203,023	-
VAT and other fiscal receivables	2,067,186	122,597
Total	**6,270,209**	**122,597**

Cash and cash equivalents (13)

These amount to €/000 1,995,241 (€/000 127,837 as of 31/12/2005). Cash and cash equivalents are made up of bank and postal accounts for €/000 1,999,222 (€/000 127,803 as of 12/31/2005) and cash in registers for €/000 19 (€/000 33 as of 12/31/2005).

thousands of euros	**06/30/2006**	**12/31/2005**
Bank and Postal accounts	1,995,221,532	127,803,138
Checks and other equivalents	19,054	33,416
Total available cash	**1,995,240,586**	**127,836,554**

The consistent differences of the bank and postal deposits are put in relation to their available liquidity following the capital increase and the launch of the Capital Securities carried out last semester. All of the liquidity is kept immediately available for the GTECH acquisition. The bank and postal deposits have an annual interest rate of 2.162%.

Shareholders' Equity (15)

The Shareholders' Equity equals to €/000 1,880,981 (€/000 491,050 as of 12/31/2005) and it is composed of the following:

- *Share Capital.* It is made of 149,637,927 shares of €1 nominal value due to the following operations carried out throughout 2006. In detail:

No. Of Shares as of 12/31/2005	**89,009,280**
Stock-Option January	109,880
Stock-Option February	112,296
Stock-Option March	2,339,520
Stock-Option April	287,138
Stock-Option May	19,600
Stock-Option June	337,333
Public offer	57,42,880
No. Of Shares as of 06/30/2006	**149,637,927**

- *Legal Reserve.* Equal to €/000 18,372 as effected by the Resolution Assembly approval of the Financial Statement on April 12, 2006.

- *Share Premium Reserve.* This amounts to €/000 1,616,821 (€/000 261,844 on 12/31/2005). Below you find a detailed table:

Share Premium Reserve	
Situation as of 12/31/2005	**261,844**
-) Dividend distribution	-74,182
-) Capital increase from stock options	42,716
-) Capital increase from share offer to shareholders	1,402,569
-) Collateral charges from capital increase	-24,429
-) Fiscal effect from the charges from capital increase	8,303
Situation as of 06/30/2006	**1,616,821**

The Share capital increase has been further discussed in the previous sections: **FINANCING THE G-TECH ACQUISITION** and **STOCK OPTION PLANS.**

The other reserves of the Shareholders' Equity, equal to €/000 31,295 (€/000 28,333 as of 12/31/2005), refer to the following:

- *Stock Option Rerserve* equal to €/000 432: the variations resulting in the semester are attributable to the reclassification of €/000 17,991 in the new profits effecting from the stock option exercise carried out in the period
- *Reserve from share swap:* equal to €/000 20,138 (€/0000 22,737 on 2/31/2005). This amount is related to the Share capital increase carried out in 2005 to insure the exchange of the ordinary Lottomatica shares to those of FinEuroGames. The resulting difference refers to the dividend distribution of the shareholders

The Lottomatica Shareholder's Meeting of April 12, 2006 decided upon the supply of a dividend per share for 1.3 Euro for a total amount of €/000 119,416.
In greater detail:

Dividend Distribution - Assembly of April 12, 2006 -	
- from overpriced reserve	74,181,524
- from exchange reserve	2,599,411
- 2005 earnings	42,634,613
Total	**119,415,548**

- *New Profits*: €/000 50,858 (€/000 16,849 as of 12/31/2005). The amount, other than the results of the period that are not distributed, includes also the consequence of the First Time Application on equity and the effects of the IFRS 2005 adjustments.

- *Net Result.* The net results as of June 30, 2006 total €/000 13,998 (€/000 95,015 as of 12/31/2005 according to IFRS).

NON-CURRENT LIABILITIES

Long-term loans (16)

These amount to €/000 1,086,339 (€/000 358,443 as of 12/31/2005) and are composed of:

(Thousands of euros)	Nominal Value	Accessory charges	Accumulated amount	Emission discount	Net value on 06/30/2006
Capital Securities	750,000	-22,423	54	-	727,631
Capital Increase	360,000	-1,679	867	-480	358,708
Total	1,110,000	-24,102	921	-480	1,086,339

The €/000 750,000 Capital Securities is a complex and innovative instrument allocated to Lottomatica in order to support the GTECH acquisition. The so-called "Hybrid" title is justified by its subordinate profile (equal to the quoted Capital Share), its duration (60 years), its possibility to the issuer to defer the interest payments according to various conditions and its ability to reimburse the total sum lent out. The Capital Securities were issued on May 17, 2006 and up to March 31, 2016 it will pay a postdated fixed coupon of 8.25% per share (10 year midswap + 405 base points). The bond will assume a floating interest from March 31, 2016 until 2066 regulated at EURIBOR 6 months + 505 base points (March and September are the postdated payment dates). The Capital Securities have received a rating equal to a BB and Ba3 respectively on behalf of Standard & Poor's Rating Service and Moody's Investors Service Limited. This is reserved to professional Italian investors and foreign institutions or in any case those outside the US or if within the US, for or to an American beneficiary operating in favor of "qualified institutional buyers" (as defined under

Rule 144A of the 1933 Securities Act as modified). The bonds have been admitted to the Luxemburg Stock Exchange.

It is foreseen that for any given reason the acquisition of GTECH Holding Corp. isn't completed by October 10, 2006 then Lottomatica is held responsible to reimburse in anticipation the bonds at a price of 101% of their nominal value plus matured and unpaid interests.

The terms and condition of the Securities foresee the following:
- Lottomatica's ability to defer payments of interests owned in relation to the Securities and in such case where the deferred interest can or must be repaid;
- Lottomatica's obligation to defer payments of interested owned in relation to the Securities if a determined financial ratio connected to the cash flows and debt services isn't respected and in such case of deferred interests can or must be repaid;
- Lottomatica's commitment to do whatever is feasibly possible within the limits of the law to pay using the derivatives of a capital increase the interests whose payment have been mandatory deferred and in such determined cases where interested have been deferred voluntarily;
- Lottomatica's capability to pay the dividends and interest of priority Securities, certain junior obligations and ordinary shares in the case where interests have been mandatory deferred and in such determined cases where interested have been deferred voluntarily until such interests have not been entirely matched.

Besides the value expressed in line with the amortized cost, the amount accounts for the debenture debt (nominal value of the debt equal to €/000 360,000, nominal value of the single bond equal to 1,000 Euro, number of bonds 360,000). The allocation took place as 56% in Italy, 19% in England and for the remaining percentage in other European countries. The interest rate renders 4.8% with a single reimbursement expiring on December 22, 2008. The effective interest rate for the entire operation is quantifiable at 4.97%.

Staff Severance Fund (17)
The fund, net of advances paid, as of June 30, 2006, amounts to €/000 5,522 (€/000 4,647 as of 12/31/2005) and it is determined by the laws in vigor as well as the collective work contracts and company policy. Such liability is subject to revaluation with the indexes fixed by the law.
The amount includes the effects of the discounting-back as required under IAS 19.
The Staff Severance Fund comes under defined benefit plans. The provision was calculated by using the actuarial Projected Unit Credit Cost method.
This method involve the following procedures:

- projections were made based on a series of financial assumptions (increase in the cost of living, increase in wages, etc), any future benefits that could be paid to each employee subscribing to the program as a result of retirement, death, invalidity, resignation etc. The estimate of future benefits also included any further increases related to seniority that may have accrued as well as presumed increase in the remuneration level earned at the time of valuation;
- at the time of valuation, the present average value of future benefits was calculated, on the basis of the annual interest rate applied and the likelihood of single benefits being actually paid;
- the liability for the Company was established by identifying the share of the present average value of future benefits in relation to service already accrued by the employee with the Company at the time of valuation;
- the reserve recognized as valid for IAS purposes was identified on the basis of the liability established using the method outlined in the paragraph above and the reserve set-aside for the purposes of the Italian statutory Financial Statements.

Financial Hypothesis	Executives	Non-Executives
Increase in Cost of Living	2.0% annual	2.0% annual
Discount Rate	4.0% annual	4.0% annual
Compensation Increase		
- 40 years old and under	2.75% annual	2.25% annual
- over 40 years old up to 55	2.5% annual	2.25% annual
- over 55 years old	2.25% annual	2% annual

Financial Hypothesis	Executives	Non-Executives
Probability of Death	Mortality Table RG48 published by Ragioneria Generale dello Stato	Mortality Table RG48 published by Ragioneria Generale dello Stato
Probability of invalidity	Unisex Table edited by C.N.R. and reduced by 70%	Unisex Table edited by C.N.R. and reduced by 70
Probability of Resignation		
- up to 50 years old	4% each year	3% each year
- over 50 years old	none	none
Probability of Retirement		
- upon reaching 60 years old	35% (100% for women)	60% (100% women)
- up to 65 years old	20% for each year	10% for each year
- upon turning 65 years old	100%	100%
Probability of receiving an anticipated Severance Fund of up to 70% at the beginning of the year	3% for each year	3% for each year

Provision for deferred taxes (18)

They equal to €/000 48,048 (€/000 43,331 as of 12/31/2005) and mainly include the deferred fiscal charges on the goodwill (€/000 42,103). The fund grows for €/000 4,717 of which €/000 5,113 is compensated in the Balance Sheets and €/000 396 in reclassifications.

Long-term provisions (19)

These equal to €/000 6,185 (€/000 5,665 as of 12/31/2005).

Provisions *(thousands of euros)*	12/31/2005	Increases	Uses	Other changes
Penalties/Legal disputes	4,253	2,500	-2	
Other provisions	3,905		-2,080	270
Prize competitions	325	266	-217	
Provisions for write-downs of equity investments	104		0	
Totals	**8,587**	**2,766**	**-2,299**	**270**

The other provisions include the provision for *Pension and similar costs*, equal to €/000 1,531 (€/000 1,531 on 12/31/2005); this almost entirely comprises the provisions made by the Parent Company, in accordance with a resolution of the Remuneration Committee, to cover the indemnities payable to certain Board members in the case of termination of their employment relationship.

The provisions for *penalties* refer to the amounts that it is presumed *AAMS* may demand for starting up the entertainment machines after the expiry dates under the license.

To date, no estimate can be made of the time of this possible payment.

The increases in the period, equal to €/000 2,766, essentially refer to outlays made to coverage pending legal disputes, for which the risk of a contrary decision is configured. For greater details look at section Significant Judicial and Arbitration Proceedings.

The utilities of the period amount to €/000 2,246 and refer to the total put aside in the previous quarter destined to partly cover the depreciation of goods related to the substitution of Lotto terminals no longer in use by the company.

CURRENT LIABILITIES

Trade Payables and other payables (20)

These amount to €/000 130,883 (€/000 157,115 as of 12/31/2005). In detail:

- *Payables towards Suppliers* €/000 86,380 (€/000 103,544 as of 12/31/2005). The amount consists of unpaid invoices recorded as of 30 June 2005, of debts matured regarding assistance costs that have been documented in the months following June 30, 2006. The payables are connected to the purchase of goods and services for the activities of the period and investment programs under way.
- *Payables towards Subsidiaries* €/000 34,444 (€/000 14,025 as of 12/31/2005) for normal activities carried out regarding management and for contracts signed with the subsidiaries in accordance with market conditions. The most significant amounts regard the subsidiary Lottomatica Sistemi for the management services of "cez".
- *Payables towards Parent Company* €/000 204 (€/000 173 as of 12/31/2005)
- *Tax Payables towards Parent Company* €/000 8,428 (€/000 38,426 as of 12/31/2005). The amount represents the estimated taxes for the period. The item also includes payables to De Agostini Group companies as Lottomatica adhered to the "National Fiscal Consolidation for Companies in the De Agostini Group".
- *Payables towards Associated Companies* €/000 1,427 (€/000 946 as of 12/31/2005).

Trade payables are normally settled in 60/90 days.

Short-term loans (22)
These amount to €/000 340,507 (€/000 226,321 as of 12/31/2005), of which:

- *Payables towards controlled companies* for €/000 228,695 (€/000 226,321 as of 12/31/2005) represented for €/000 130,121 by obliged financing, including matured interests, the Cirmatica contract and for the remainder of the inter-company cash pool.
- *Payables towards controlling companies* €/000 53,721 (€/000 0 as of 12/ 31/2005) refers to the De Agostini financing to Lottomatica, carried out accordign to the consolidated fiscal contract stipulated between De Agostini and Lottomatica. The loan is regulated at EURIBOR 3 months + 0.50%.
- *Other financial payables* for €/000 58,091 (€/000 0 as of 12/ 31/2005) and entirely refer to the liabilities connected with the payment of awards and relative fees of the derivative instruments covering the acquisition of dollars; in this additional case, the awards and fees paid in the previous months are non included.

CURRENT LIABILITIES	06/30/2006	12/31/2005
Short-term loans	**340,507,176**	**226,321,098**
-) payables towards controlled companies	228,695,029	226,321,098
-) Payables towards controlling companies	53,721,373	-
-) Other financial payables	58,090,774	-

Short-term portion of long-term loans (23)
Equal to €/000 16,501 (€/000 473 as of 12/31/2005) and wholly refer to the interests of the Capital Securities.

Other current liabilities (24)
They equal to €/000 22,157 (€/000 19,556 as of 12/ 31/2005) and are relative to:

- **Payables to Social Security Institutions** €/000 1,457 (€/000 2,774 as of 12/ 31/2005) and refer almost exclusively to the payables due to social security institutions regarding the responsibility of company regarding pensions funds.
- **Other Payables:** €/000 20,700 (€/000 16,782 as of 12/31/2005).
  The most significant items regard:
  - *Payables for Collection Services* €/000 2,449 (€/000 847 as of 12/31/2005) They represent almost completely the debts for the sums paid in relation to the contractual dynamicism of the collection services.

- *Payables towards Personnel* €/000 7,029 (€/000 8,164 as of 12/31/2005). They represent payables towards the personnel matured as of June 30, 2006 in terms of productivity awards and accumulated unused vacation days.

Fiscal Payables (25)

Fiscal payables for €/000 6,771 (€/000 2,722 as of 12/31/2005) refer to treasury payments for IRAP (€/000 2,722 as of 12/31/2005) relative to the estimated fiscal charge for the FY.

NOTES TO THE INCOME STATEMENT

Revenues (27)
These equal to €/000 232,925 (€/000 260,333 as of 06/30/2005) and refer almost completely to the Lotto business. In detail:

REVENUES FROM SALES AND SERVICES *euros*	06/30/2006	06/30/2005	Difference
Typical Revenues	226,461,762	252,556,981	-26,095,219
Sport-Pool Revenues	4,961,476	5,209,744	-248,268
Wager Revenues	1,465,010	1,016,817	448,193
Lottery Revenues	37,119	28,995	8,124
Other Typical Revenues	-	1,519,992	-1,519,992
Total	**232,925,367**	**260,332,529**	**-27,407,162**

Other Revenues and proceeds (28)
These equal to €/000 25,920 (€/000 17,243 as of 06/30/2005).
The main items regard:

- Group revenues for €/000 24,604 (€/000 15,046 as of 06/30/2005) and refer to earnings from subsidiaries for the administrative services rendered by the Parent Company at normal market conditions.
- Other revenues for €/000 1,316 (€/000 2,197 as of 06/30/2005).

Raw materials and consumables used (31)
These equal to €/000 11,232 (€/000 111,137 as of 06/30/2005). The table describes the single items in detail:

euros	06/30/2006	06/30/2005	Difference
Raw Materials	**11,232,144**	**11,136,965**	**95,179**
-) Paper Supply	10,227,654	9,913,151	314,503
-) EDP Materials and Consumption	877,189	1,145,443	-268,254
-) Lottery TIckets	29,953	3,193	26,760
-) Other	97,348	75,178	22,170

Services (32)
These amount to €/000 74,605 (€/000 90,108 as of 06/30/2005) including the lease costs. In greater detail:

	06/30/2006	06/30/2005	Difference
Costs for services	**70,019,376**	**83,679,857**	**-13,660,481**
-) Network management	31,041,815	29,688,206	1,353,609
-) Maintenance	1,559,360	7,926,382	-6,367,022
-) Site costs	2,945,377	3,553,078	-607,701
-) Assistance	7,646,721	8,094,443	-447,722
-) Advertisement and promotion costs	14,397,720	19,002,892	-4,605,172
-) Consultancy costs	4,088,148	11,516,826	-7,428,678
-) Social organs	451,500	559,450	-107,950
-) Telephone recharge costs	1,520,366	393,878	1,126,488
-) Banking fees and services	3,896,569	280,995	3,615,574
-) Balance Statement certification	91,050	73,556	17,494
-) Other costs	2,380,750	2,590,151	-209,401
Leases and Rentals	**4,586,052**	**6,428,403**	**-1,842,351**
-) Leases	2,548,768	3,954,610	-1,405,842
-) Rentals	647,154	486,598	160,556
-) Other	1,390,130	1,987,195	-597,065
TOTAL	**74,605,428**	**90,108,260**	**-15,502,832**

Regarding progress in this entry in respect to last year, it should be pointed out that the process involving the optimization of network costs continued also thanks to the replacement of the lotto terminals, which involved notable financial savings in terms of maintenance. The costs for leased assets principally concern the rent of the Group companies' headquarters.
The costs of rent for the Parent Company's headquarters is €/000 1,380.

Personnel Cost (33)
This is equal to €/000 25,303 (€/000 25,692 as of 06/30/2005). In detail:

Costs for personnel (*thousands of euros*)	**06/30/2006**	**06/30/2005**	**difference**
-) Wages and salaries	19.413.635	16.541.383	2.872.252
-) Social security contributions	5.213.568	4.911.520	302.048
-) Staff Severance Fund	929.375	825.650	103.725
-) Stock Option costs	215.359	3.385.051	-3.169.692
-) Other costs	-468.805	28.820	-497.625
Total	**25.303.132**	**25.692.424**	**-389.292**

- *Wages and salaries and social security contributions* include costs for early termination of the employment relationship in addition to the ordinary personnel costs;
- *Staff Severance Fund* includes the effects of discounting back the provision for this fund;
- Stock options for €/000 215 (€/000 3,385 as of 06/30/2005) were valued according to the procedures under IFRS 2;
- Other personnel costs (-€/000 533) almost entirely account for corrections from the previous period.

As of June 30, 2006 the Company was composed of 682 employees. In further detail by level:

Organic *(unit)*	06/30/2006
Executives	45
Supervisors	89
Office Staff	548
Manual Workers	-
Total	**682**

Amortization and depreciation (34)

They amount to €/000 23,658 (€/000 16,084 as of 06/30/2005) of which the amortizations are relative to:

- *Intangible Asset Amortization* €/000 2,315 (€/000 2,233 as of 06/30/2005)
- *Tangible Asset Amortization* €/000 15,081 (€/000 12,646 as of 06/30/2005).

euro	06/30/2006	06/30/2005	Difference
Intangible Asset Depreciation	**6,262,224**	**1,204,576**	**5,057,648**
Amortization of Ordinary Tangible Assets	**4,224,648**	**1,984,372**	**2,240,276**
-) Buidlings	926,502	244,060	682,442
-) Plants and Machinery	3,160,805	1,674,912	1,485,893
-) Other Tangible Assets	137,341	65,400	71,941
Amortization of BGD Tangible Assets	**10,856,252**	**10,662,163**	**194,089**
-) Plants and Machinery	10,841,728	10,635,071	206,657
-) Other Assets	14,524	27,092	-12,568
Amortization of Intangible Assets	**2,315,162**	**2,232,799**	**82,363**
-) Amortization Patents	1,899,178	1,884,268	14,910
-) Amortization Licenses and Concessions	415,984	348,531	67,453
Total	**23,658,286**	**13,083,910**	**10,574,376**

The *Depreciation of Intangible Assets* equal to €/000 6,262 (€/000 1,205 as of 06/30/2005) refer to the unused assets of Lottomatica and regard, as already mentioned, the assets for which it is not possible to complete the amortization process in relation to the terminal substitution project, which was concluded ahead of time.

Other operational costs (35)

These amount to €/000 4,776 (€/000 4,452 as of 06/30/2005). In detail:

euro	06/30/2006	06/30/2005	Difference
Liberalizing	251,500	18,031	233,469
Associative Stake	32,820	840	31,980
Various taxes	23,040	2,263	20,777
Withheld VAT	421,003	231,216	189,787
Other Charges	1,533,902	2,681,429	-1,147,527
Risk Coverage	2,500,000	1,000,000	1,500,000
Other Coverage	13,339	518,278	-504,939
OTHER OPERATIONAL COSTS	**4,775,604**	**4,452,057**	**323,547**

The item includes the €/000 2,5000 relative to the coverage for legal disputes and €/000 13,339 for award winning competitions carried out by Lottomatica.

Taxes for the Period (39)

The tax charge as of June 30, 2006 amounts to €/000 19,526 (€/000 49,101 as of 06/30/2005).

- Current taxes of €/000 12,460, for IRES €/000 5,689 and for IRAP €/000 6,771, both have been calculated based on the fiscal laws in vigor;
- Prepaid taxes for a balance of €/000 1,953 for the resulting effect of the prepaid tax subscription 2006 for €/000 4,028 and for those of the previous years €/000 5,150 ;
- Deferred taxes equal to €/000 5,113, generated by the deffered tax effect of the Tyche, Twin and Eis goodwill for €/000 5,221, by the deferred taxes on the active interest derived from the subsidiary financing compared to the dividends, to cash in 2006 by Lottoamtica Spistemi SpA and Consorzio Lotterie Nazionale for €/000 17, and by the entrance of the deferred taxes on the dividends perceived by Lottomatica Sistemi and Cirmatica for €/000 125.

Results for the period

Amounts to €/000 13,998 (€/000 73,128 as of 06/30/2005).

CORRELATING PARTY REPORT

The Equity relations are reported in relation to the correlating party of the Lottomatica Group as of 06/30/2006.

CORRELATING PARTIES – PRINCIPAL ECONOMIC ACTORS 06/30/2006				
Thousands of euros	**Group Company**	**Operation**	**Amount**	**% of Total Balance Sheet**
Revenue	LIS	Cost re-debit	2,036	0.79%
Revenue	Lottomatica Sistemi	Cost re-debit	432	0.17%
Revenue	Consorzio Lotterie Nazionali	Cost re-debit	20,663	7.97%
Revenue	RTI Videolot	Cost re-debit	1,096	0.42%
Revenue	Videolot	Cost re-debit	6	0.00%
Revenue	Totobit Informatica	Cost re-debit	211	0.08%
Revenue	LIS Finanziaria	Cost re-debit	15	0.01%
Revenue	Gold	Cost re-debit	145	0.06%
		Total Value of production	**259,128**	
Financial Proceed	Lottomatica Sistemi	Cost re-debit	454	0.53%
Financial Proceed	Consorzio Lotterie Nazionali	Cost re-debit	1,140	1.33%
Financial Proceed	Consorzio Giochi Sportivi	Cost re-debit	13	0.02%
Financial Proceed	RTI Videolot	Cost re-debit	7	0.01%
Financial Proceed	Videolot	Cost re-debit	51	0.06%
Financial Proceed	Gold	Cost re-debit	18	0.02%
		Total other proceeds	**85,716**	
Service Cost	Lottomatica Italia Servizi S.p.A.	Cost re-debit	129	0.05%
Service Cost	Lottomatica Sistemi	Cost re-debit	10,379	3.93%
Service Cost	Consorzio Giochi Sportivi	Cost re-debit	6	0.00%
Service Cost	Totobit Informatica	Cost re-debit	836	0.32%
Service Cost	LIS Finanziaria	Cost re-debit	331	0.13%
Service Cost	De Agostini S.p.A.	Cost re-debit	219	0.08%
Service Cost	De Agostini Editore	Cost re-debit	4	0.00%
		Total cost of production	**263,862**	
Financial Charge	Lottomatica Italia Servizi S.p.A.	Cost re-debit	631	0.74%
Financial Charge	SED Multitel	Cost re-debit	4	0.00%
Financial Charge	Totobit Informatica	Cost re-debit	215	0.25%
Financial Charge	Cirmatica Gaming	Cost re-debit	2,363	2.76%
Financial Charge	De Agostini S.p.A.	Cost re-debit	-	0.00%
		Total proceeds and charges	**85,71**	

CORRELATING PARTIES – PRINCIPAL EQUITY ACTORS as of 06/30/2006

Thousands of euros	Group Company	Operation	Amount	% of total Blance Sheet
Trade Receivables	Lottomatica Italia Servizi S.p.A.	Cost re-debit	9,264	8.11%
Trade Receivables	Lottomatica Sistemi	Cost re-debit	603	0.53%
Trade Receivables	Consorzio Lotterie Nazionali	Cost re-debit	64,868	56.78%
Trade Receivables	Consorzio Giochi Sportivi	Cost re-debit	6,311	5.52%
Trade Receivables	RTI Videolot	Cost re-debit	9,552	8.36%
Trade Receivables	Videolot	Cost re-debit	318	0.28%
Trade Receivables	Totobit Informatica	Cost re-debit	199	0.17%
Trade Receivables	LIS Finanziaria	Cost re-debit	9	0.01%
Trade Receivables	De Agostini S.p.A.	Cost re-debit	22,146	19.39%
Trade Receivables	GOLD	Cost re-debit	1,607	1.41%
		Total Trade Receivables	**114,239**	
Financial Receivables	Lottomatica Italia Servizi S.p.A.	Cost re-debit	123	0.01%
Financial Receivables	Lottomatica Sistemi	Cost re-debit	29,021	1.45%
Financial Receivables	Consorzio Lotterie Nazionali	Cost re-debit	59,818	3.00%
Financial Receivables	Consorzio Giochi Sportivi	Cost re-debit	815	0.04%
Financial Receivables	RTI Videolot	Cost re-debit	25	0.00%
Financial Receivables	Videolot	Cost re-debit	3,380	0.17%
Financial Receivables	Totobit Informatica	Cost re-debit	42	0.00%
Financial Receivables	LIS Finanziaria	Cost re-debit	7	0.00%
Financial Receivables	GOLD	Cost re-debit	18	0.00%
		Total Financial Assets	**1,995,226**	
Trade Payables	Lottomatica Italia Servizi S.p.A.	Cost re-debit	12,364	8.02%
Trade Payables	Lottomatica Sistemi	Cost re-debit	14,600	9.47%
Trade Payables	Consorzio Lotterie Nazionali	Cost re-debit	2,520	1.63%
Trade Payables	Consorzio Giochi Sportivi	Cost re-debit	979	0.63%
Trade Payables	RTI Videolot	Cost re-debit	3	0.00%
Trade Payables	PCC Giochi e Servizi	Cost re-debit	1,824	1.18%
Trade Payables	Totobit Informatica	Cost re-debit	1,639	1.06%
Trade Payables	LIS Finanziaria	Cost re-debit	515	0.33%
Trade Payables	DEA Factor	Cost re-debit	733	0.48%
Trade Payables	De Agostini	Cost re-debit	56,623	36.73%
Trade Payables	De Agostini Editore	Cost re-debit	4	0.00%
		Total Trade Payables	**154,177**	
Financial Payables	Lottomatica Italia Servizi S.p.A.	Cost re-debit	91,599	2.73%
Financial Payables	Consorzio Lotterie Nazionali	Cost re-debit	747	0.02%
Financial Payables	RTI Videolot	Cost re-debit	37	0.00%
Financial Payables	SED Multitel	Cost re-debit	543	0.02%
Financial Payables	Totobit Informatica	Cost re-debit	6,396	0.19%
Financial Payables	Cirmatica Gaming	Cost re-debit	130,122	3.88%
		Total Payables	**3,357,420**	

All of the operations with correlating parites, including inter-group, fall within the ordinary management activity and are regulated by the market conditions or based on specific regulations; there are no unusual operations present.

EVENTS FOLLOWING JUNE 30, 2006

Instant Lotto

The collection of the Instant Lotto began on July 3, 2006. It is an optional game to complement the Gioco del Lotto and it is foreseen by Decree-Law September 30, 2005 related to the Fiscal Law 2006. In order to participate, an instant extraction is carried out directly at the terminals with the same numbers of the Lotto game: the result of the instantaneous extraction, the numbers, the probability and the amount played are specified in a specific part of the Gioco del Lotto receipt. The cost of the game ranges from 0.50 Euro to a maximum equal to the amount of the Lotto game to which it is related.

An added decree to the Lotto concession—underwritten with the Monopli—will indicate the amount corresponding to the Concessionary as well as the public investments which are determined in the same way as the Lotto.

Gold Holding Corporation Capital Increase

On July 7, 2006, Lottomatica S.p.A. and Invest Games S.A have executed the increase of capital to Gold Holding Corporation totaling 1,350 million USD (75% of the Share Capital) and 450 million USD (25% of the Share Capital).

GTECH Operation

a) *closing*
On August 29, 2006, prior to the authorization of the Board of Directors on such a date, the closing has gone through of the acquisition of Gtech Holdings Corp., an American company leader in the technological sector for games and services, as deliberated by the Lottomatica Board of Directors on 10 January 2006.

b) financing operation
As noted, the GTECH acquisition has been financed through: 1) the proceeds from a Capital Increase for Lottomatica completed through the registration in Registro delle Imprese di Roma on July 6, 2006, equal to about 1.46 billion Euro; 2) proceeds from the emission, on behalf of Lottomatica, of a subordinate interest-deferrable Capital Securities of 750 million Euro expiring 2066; 3) an inter-bank financing in two tranches up to a total amount of 1.90 billion Euro; 4) disposable financial resources for Lottomatica for an amount of 416 million Euro.
Parts of the sources of financing directly procured by Lottomatica have been put in availability to the subsidiary Gold Acquisition Corp. for the payment of the corresponding GTECH shares. At the outcome of such operation, the Capital Share of the subsidiary Gold Holding Corp. holds 100% of Gold Acquisition Corp.'s capital now holds 100% of GTECH which is controlled 75% by Lottomatica and 25% by the Luxemburg company Invest Games S.A, which is always controlled by Lottomatica through Nova Prima S.r.l. (100%). In relation:

- Nova Prima deliberated an increase in capital with the help of a share premium for a total amount equal to 360.12 million Euro, at the moment paid to Lottomatica;
- Nova Prima has therefore carried out an ordinance to Invest Games S.A. for a similar value of about 360 million Euro, including the share premium;
- Gold Holding deliberated a capital increase of about 1,350 million USD, through the emission of privileged shares in the allocation of profits which have been entirely signed over to Lottomatica as well as another capital increase of about 450 million USD through the emission of ordinary shares entirely signed over to Invest Games.

As of July 31, 2006, the interests matured in favor of Gold Acquisition (now GTECH) are deposited waiting for the closing of the operation. These amount to 6,105,973.32 USD.

At the time of the approval of the Consolidated Financial Statement as of June 30 , 2006 Gtech Financial Statement at the closing date is not available.

c) Changes to the Lottomatica Board of Directors
Immediately following the closing:

- Board members Pierluigi Celli and Antonio Tazartes resigned on May23, 2006;
- Board members Marco Boroli, Roberto Drago and Antonio Belloni (in reference as Executive Committee member) have presented their resignation while Mr. Rosario Bifulco has presented his resignation as Chairman and President of the Executive Committee.

Due to the increase in activity and interests regarding the acquisition of GTECH Holdings Corp., Bruce Turner, Robert Dewey Jr., James F. McCann, Anthony Ruys, Gianmarco Tondato da Ruos have been nominated in cooptation of Article 2386 of the Italian Civil Code to substitute the aforesaid resignations that will be carried at the next Board Meeting.
The responsibilities and functions of the General Director for the Italian division of the Company have been confirmed and granted to Mr. Marco Sala. New Board Member Mr. Bruce Turner has been nominated General Director-CEO with the responsibilities for activities related to the new Holding of the Group, foreign division (non-Italian) of the business, as well as the coordination of Italian and foreign business activities. The powers of Managing Director (CEO) have been granted to both Mr. Sala and Mr. Turner.
The New Board Member Mr. Robert Dewey Jr., has been nominated Vice President.

Capital Increase

On August 29, 2006 the Board of Directors partially executing the delegation from the Shareholders' Meeting of April 12, 2006 deliberated an increase in Share Capital pursuant to Articles 2443 and 2441, last section, of the Italian Civil Code. The increase was achieved through the issuance of ordinary shares of 1.00 Euro each sold at a unitary price of 25.425 Euro and thus with an earning of 24.452 Euro per share for a total of 2 million Euro.
The capital increase deliberated on August 29, 2006 is used for the assignment of stock option plans for the employees of Lottomatica S.p.A and its subsidiaries. The increase was originally approved in the Shareholders' Meeting of April 12, 2006. Its aim is to reinvestment the proceeds of exercised stock options assigned to Lottomatica S.p.A. and to GTECH on behalf of the stockholders. The assigned shares are subject to a temporary constraint that will be dissolved in case of a cessation of professional relations.
The Board of Directors has resolved that in the case in which the decided increase is not entirely endorsed by December 31, 2007 it will remain within the subscribed limits until such date

SIGNIFICANT JUDICIAL AND ARBITRATION PROCEEDINGS AS OF JUNE 30, 2006

1. LOTTOMATICA/AAMS ARBITRATION PROCEDURE

LOTTOMATICA, by availing itself of the arbitration clause provided for by Article 30 of the LOTTO CONCESSION, filed a request for arbitration notifying *AAMS* of the will to refer the settlement of the dispute arisen between the parties as to the concession interpretation referred to in the Ministerial Decree of March 17, 1993, to an arbitration board. Specifically, LOTTOMATICA asked for the Arbitration Board to ascertain and declare that the initial date for the enforcement of the LOTTO Game license is June 8, 1998; (the date when the Permanent Representation of Italy to the European Union of Brussels notified that the infringement procedure No. 91/0619, "Automated Lotto Game" initiated by the European Commission before the Court of Justice against the Republic of Italy had been terminated) and that, as a result, the final expiration date for the LOTTO CONCESSION was June 8, 2016.

LOTTOMATICA came to such a conclusion by virtue of the fact that the Ministerial Decree of November 8, 1993, provided that the enforceability of the agreement was conditional on the Court of Justice considering the concession clauses not to be contrary to the Treaty provisions. Therefore, as a consequence of the non-retroactivity of the administrative action, the license would only become effective on June 8, 1998.

The Board formed on March 7, 2005 followed the application by LOTTOMATICA and deposited an award issued on August 1, 2005.

The Arbitration Award was contested by *AAMS* before the Court of Appeals of Rome, pursuant to Article 828 of the Italia Code of Civil Procedure, with notice serviced at the legal offices of LOTTOMATICA on December 15, 2005, and at LOTTOMATICA on December 30, 2005. The first hearing was held on April 20, 2006. It has however been postponed to January 28, 2010 in order to clarify the conclusions. Lottomatica did not present itself on the April 20 hearing so as to not correct the appeal's flaws. The appeal of nullity was in fact notified within term to the Defense but out of turn to the Company. Such a decision was taken on behalf of the legal advice given to the Company where it was clarified that Lottomatica would not have forsaken any exception or defense.

In regard to the decision taken by the Court of Appeals the Company will reestablish itself with the appropriate record.

2. DATASIEL- SISTEMI TECNOLOGIE DI INFORMATICA S.P.A. ARBITRATION

On April 22, 2003, Datasiel – Sistemi Tecnologie di Informatica S.p.A initiated an arbitration proceeding against LOTTOMATICA to establish that the expiration date of its agreement with LOTTOMATICA, concerning the management of the Multi-Area Data Processing Centre in Genoa, was established at least on April 17, 2012.

On October 10, 2003, LOTTOMATICA, appeared before the court, questioned these arguments and asked to assess the expiry of the contract; it also filed a counterclaim for violation of the contractual guarantee of competitive fees charged by Datasiel, asking to be refunded the greater amount paid to Datasiel for the services rendered.

By an award issued on July 26, 2005, the Arbitration Board:

1) ascertained the validity and effectiveness of the contract entered into between the parties, as well as the non-compliance by LOTTOMATICA with the obligations undertaken under the contract, declaring LOTTOMATICA itself to be bound to comply with the contract and to pay Datasiel the total amount of € 2,500,000 by way of compensation for damages due to non-compliance;
2) ascertained the breach by Datasiel of the guarantee obligation correlated to the non-competition clause under the abovementioned contract, and ordered Datasiel to pay LOTTOMATICA the total amount of € 2,100,000.

Arbitration costs have been fully settled.

LOTTOMATICA, assisted by its counsel, filed the appeal with the Court of Appeals of Rome on December 28, 2005, requesting nullity of the award issued pursuant to Article 825 of the Italian Code of Civil procedure to be assessed *per errores in procedendo*. The first hearing is set down for 21 March 2006 and the decision was put off to the hearing set for July 7, 2009 for the stipulation of the conclusions.

The award issued exposes LOTTOMATICA to the risk of being required to pay Datasiel further damages, since the compliance with the contract is no longer topical nor possible.

3. TICKET ONE S.P.A. LITIGATION

On August 12, 2003, the company Ticket One S.p.A., active in the services industry and ticketing in particular, filed an appeal with the *TAR,* Regional Administrative Court of Lazio Region aimed at verifying, *inter alia,* LOTTOMATICA's obligation to make its own network available to third parties at the same conditions offered to its subsidiary LOTTOMATICA ITALIA SERVIZI.
Prior to notification of the aforementioned petition, the company Ticket One had formulated out of court its own petition to access the LOTTOMATICA network, in a note dated March 12, 2003. LOTTOMATICA acknowledged the above-mentioned note of Ticket One and rejected the requests submitted by it.
On December 3, 2003, Ticket One also served a writ of summons before a civil court, before the Civil Court of Rome, which essentially repeated the same claims submitted to the administrative court. Ticket One also asked to be reimbursed, for alleged unfair competition, an amount of € 10 million for illegitimate use of the network by LOTTOMATICA and LIS, in addition to a ruling prohibiting the company from performing any further act of unfair competition, and, alternatively, to have the network available.

LOTTOMATICA and LOTTOMATICA ITALIA SERVIZI appeared according to a formal procedure in both proceedings, and, taken into account that Ticket One had submitted the same claims before two different courts, filed an appeal for a preliminary proceeding to determine jurisdiction before the Joint Divisions of the Court of Cassation, asking the proceedings to be suspended.

At the hearing on June 24, 2004, the *TAR* of the Lazio Region accepted the request filed by LOTTOMATICA and LIS and suspended the proceeding, arranging for the documents to be referred back to the Court of Cassation. The Court of Cassation declared Lottomatica S.p.A. and LIS appeal to be inadmissible on February 9, 2006. As of today no other hearing has been scheduled.
The Civil Judge, regarding the proceedings at the Court of Rome of Lottomatica S.p.A. and LIS (writ of July 28, 2004), rejected and postponed the hearing to June 21, 2006. In the hearing of this date, the Judge declared a suspension for the Merger of Lottomatica S.p.A. into NewGames S.p.A.. On June 23, 2006, Ticket One presented a petition to revoke the hearing set for July 13, 2006. At this hearing, LIS legal representative agreed to Ticket One's petition due to indications supplied by the Legal Organ professionals. The Judge has therefore postponed to September 20, 2006.

In any case, according to the legal representatives of Lottomatica S.p.A. and LIS S.p.A, Ticket One's claim is unfounded.

4. ANTITRUST (LOTTOMATICA – SISAL)

On July 16, 2003, the Italian Competition Authority started a proceeding aimed at verifying an alleged understanding between LOTTOMATICA and its competitor SISAL in the gaming sector, and on July 18, 2003, said Authority carried out an inspection of the LOTTOMATICA offices. LOTTOMATICA filed a confidentiality petition for the documents gathered at said offices, which was partly accepted. On June 10, 2004, the Competition Authority carried out another inspection at LOTTOMATICA's offices, gathering additional documentation on which LOTTOMATICA asked for a second confidentiality petition. On June 14, 2004, the Authority presented LOTTOMATICA with a request for information concerning the market value of the games, as well as the turnover and investments made by LOTTOMATICA in the period 2000-2003. During the proceeding the following persons were heard in addition to the parties SISAL and LOTTOMATICA: FIT, the foreign operator GTECH, the then Managing Director of the company Formula Giochi and the Associazione di Totoricevitori UTIS and, finally, *AAMS*.
In a notice dated August 3, 2004, as a result of the documentation gathered and the hearings held, the Authority sent the findings of its preliminary investigation. LOTTOMATICA filed the legal brief and on October 13, 2004, the final hearing was held.

At its meeting of November 25, 2004, the Competition Authority resolved to close the preliminary investigation fining LOTTOMATICA and SISAL by a sum, pursuant to current regulations, proportionate to their individual turnover, amounting to 8 million Euro and 2.8 million Euro, respectively. The Authority also ordered LOTTOMATICA and SISAL to end their conduct tending to distort competition, requiring them to give notice of the measures taken within 90 days.
LOTTOMATICA challenged the reasonableness of the accusations made against it by the Authority, filing an appeal through its counsels with the *TAR* against the decision, requesting, *inter alia,* the suspension of the above order.
At the hearing on March 2, 2005, the *TAR* rejected the request to suspend payment of the pecuniary sanction and accepted the ancillary request for suspension, given the generic contents of the warning given by the Authority.
The hearing to discuss the merits of the case was scheduled for May 4, 2005.
On March 24, 2005, Stanley International Betting Limited served its own appearance *ad opponendum* in the appeals filed by SISAL and LOTTOMATICA, and asked that the contested Competition Authority order be confirmed.
In compliance with the order issued by the *TAR* of the Lazio Region on March 2, 2005, AGCM notified LOTTOMATICA and SISAL of the resolution passed during its own meeting on March 31, 2005.
LOTTOMATICA and SISAL, with additional motivations, challenged the aforementioned resolution by the Authority, once again contesting its generic nature.

By a ruling published on June 15, 2005, the *TAR* of the Lazio Region rejected the appeals and the additional grounds filed by LOTTOMATICA and SISAL.
The grounds for the penalty imposed by the Authority were made known on November 30, 2005 by filing the judgment. With the assistance of its counsel, LOTTOMATICA prepared its appeal against the decision handed down by the Court of first instance, filing its own appeal on March 29, 2006.

In any case and with reservations, LOTTOMATICA has paid the fine of 8 million Euro and complied with the order to send the notice requested by the Authority in which all operators of the bet collection points were informed that they had the option of associating with other operators for games other than LOTTO Game, lotteries and Scratch and Win lottery. By a notice of October 25, 2005, the Authority notified LOTTOMATICA of having acknowledged that the order in question has been duly complied with.

5. GAMING MACHINES

SAPAR, the national association for public amusement machines, and FM S.r.l. - with reference to the tender called for by *AAMS* in April 2004 to select licensees for the activation and operation of GAMING MACHINES - closed in July 2004 with the execution of the license agreements with the ten operators identified (including LOTTOMATICA Temporary Business Combine) - filed an appeal before the *TAR* of the Lazio Region aimed, *inter alia*, at obtaining the suspension and eventual annulment of the call for tenders.
LOTTOMATICA, in its capacity as representative of the LOTTOMATICA Temporary Business Combine, and the other licensees appeared before the court *ad opponendum.*
With an order on June 9, 2004, the *TAR* of the Lazio Region rejected the suspension request filed by the plaintiffs, while on May 31, 2005, rejected the appeal by judgment No. 4296/2005.

The annulment, upon prior suspension, of the call for tender in question was also requested by a number of Video lottery operators (Aliffi and others) by a separate appeal filed with the *TAR* of the Lazio Region. This appeal was combined with the previous one and rejected with the same judgment No. 4295/2005.

On November 3, 2005, SAPAR and FM filed the appeal before the State Council, reiterating the reasons left unacknowledged by the TAR.

Aliffi and others also presented an appeal. The State Council combined the appeals and the first hearing took place on March 14. On the same date, the State Council, in acknowledging the Merger of LOTTOMATICA and NEWGAMES S.P.A. declared the interruption of the process. On July 26, 2006

SAPAR and FM notified their intention to summarize. As of today, the State Council has not fixed a new hearing. In any case, LOTTOMATICA feels that both appeals are unfounded.

6. INSTANT AND TRADITIONAL LOTTERIES

LOTTOMATICA, as representative of a Temporary Business Combine under formation, took part in the tender called for by *AMMS* to assign services for managing the instant and traditional lotteries. In a note addressed to LOTTOMATICA dated July 30, 2001, the AAMS notified that the tender contract had been awarded to the LOTTOMATICA Temporary Business Combine (made up of LOTTOMATICA as well as SCIENTIFIC GAMES, Arianna 2001 S.p.A., Poligrafico Calcografica & Cartevalori S.p.A., EIS, Tecnost Sistemi S.p.A. and Servizi Base 2001 S.p.A.).
The tender documents have been targeted by a number of contestations that can be summarized as follows:

a) appeal filed by SISAL: at the hearing on April 10, 2002, SISAL filed its own waiver of the records of the case, thus causing the appeal to be considered unfounded;
b) appeal filed by the CONSIRIUM Consortium under formation (composed of Autogrill, Gtech, Oberthur Gaming Technologies and others): the Consortium dismissed its claim at the hearing on June 17, 2003. The TAR of the Lazio Region then rejected the appeal. The hearing to discuss the merits of the case was held on November 18, 2003, before the State Council. During the hearing, the State Council acknowledged the statement submitted by the counsel to LOTTOMATICA regarding the merger by incorporation of LOTTOMATICA into TYCHE S.P.A. and the resulting change in company name of the merging company to LOTTOMATICA, and thus declared the dispute suspended pursuant to Article 300 of the Italian Code of Civil Procedure. Only GTECH and OBERTHUR GAMING TECHNOLOGIES s.a.s. served the notice of reinstatement. At the hearing on October 28, 2004, the plaintiff companies asked for the trial to be stricken from the docket;
c) appeal filed by the ESULTALIA Consortium (composed of SNAI, VENTURINI e C. S.p.A., POSTE ITALIANE and ETI): Poste Italiane and ETI took part *ad adiuvandum* in the appeal filed by Snai and Venturini contesting the award on July 30, 2001. At the hearing on May 14, 2003, Poste Italiane and ETI asked for the trial to be stricken from the docket. On July 21, 2003, SNAI and VENTURINI notified all subjects involved that it was renouncing its appeal, making it impossible to contest the adjudication following which a proper License Agreement was entered into by the LOTTOMATICA Temporary Business Combine. It should be noted that in December 2002, SNAI, Venturini, Poste Italiane and ETI requested *AAMS* to proceed to make the award to them. In a note dated January 21, 2003, *AAMS* replied that it was not in a position to make the award until the outcome of the dispute. Snai then challenged this note and Venturini as further grounds added to the previous appeal and by Poste Italiane and ETI in a separate appeal. On July 17, 2003, Poste Italiane and ETI filed a petition for scheduling a hearing to settle the dispute which, as mentioned, referred to the deed of January 21, 2003, in which *AAMS* refused to assign the tender to Esultalia Consortium. Furthermore, on July 25, 2003, Poste Italiane and ETI asked the State Monopolies not to rule until the administrative court had issued its judgment.

According to the counsels to LOTTOMATICA, the appeal by Poste Italiane and ETI cannot have any effect on the assignment in favor of LOTTOMATICA Temporary Business Combine, which was confirmed and cannot be challenged, also taking into account the waiver of the main appeal by Snai and Venturini. Indeed, Poste Italiane and ETI appeal is directed against the note by *AAMS* dated January 21, 2003, stating that it will not make an assignment and not against the assignment. Again according to the counsels to LOTTOMATICA, the request by Poste Italiane and ETI thus proceeds in a direction diametrically opposed to the outcome of the appeal - not to further defer the assignment - and therefore the separate appeal by Poste Italiane and ETI can only be resolved by dismissal for lack of merit.
Moreover, as confirmed by the counsels to LOTTOMATICA, the deadline has passed for Poste Italiane and ETI to contest the confirmation of the assignment in favor of LOTTOMATICA Temporary Business Combine by *AAMS*, thus causing them to lose interest to prosecute proceedings.

7. INTERRUPTION OF THE NETWORK SERVICE (AAMS/BNL MULTISERVIZI)

On June 18, 2005, LOTTO Game wagers collection service was interrupted in an alternate manner, affecting almost all terminals connected to data transmission network managed by BNL-ALBACOM. After reconfiguring the network, during the night between June 18 and 19, 2005, the malfunction was put right and the data transmission lines resumed. *AAMS* calculated that the revenue loss amounted to about 7.5 million Euro and subsequently filed a claim for damages on July 7, 2005.

On the following August 12, 2005 LOTTOMATICA paid *AAMS* the amount that the latter was claiming, while contesting the legitimacy of the claim and reserving the right to bring its case before the appropriate authorities.

In addition, LOTTOMATICA contested the network service malfunction on June 18, 2005, with the provider BNL Multiservizi, reserving the right to apply the contractual penalties and to claim compensation for further damages that were incurred and to terminate the contract. BNL Multiservizi rejected LOTTOMATICA's claims, declaring that it was not liable for the service malfunction. Therefore, LOTTOMATICA, on September 14, 2005, following payment of Euro 7.5 *million to AAMS, requested that BNL Multiservizi immediately pay the sum and notified the* intention to start the arbitration proceeding to ascertain that the contract has been terminated due to breach of contract by the latter.

Following BNL Multiservizi's further refusal, on November 2, 2005, LOTTOMATICA served BNL Multiservizi itself the document declaring the appointment of its arbitrator, in the person of Professor Berardino Libonati, requesting assessment to terminate the contract, owing to default and negligence of BNL Multiservizi, and ordering BNL Multiservizi to pay LOTTOMATICA the sum of Euro 7,558,648.00, as well as the further damages suffered by LOTTOMATICA itself.

On November 23, 2005, BNL Multiservizi served notice that it had appointed Prof. Salvatore Pescatore as its arbitrator. At the same time it asked that LOTTOMATICA's requests be rejected and that the impact of the third weekly drawing of LOTTO and the other services conveyed on to its network be ascertained, quantifying any sums due from LOTTOMATICA in this regard.

Due to inability to reach an agreement between the two arbitrators for the nomination of the third arbitrator to carry out the functions of College President, Lottomatica S.p.A. presented its petition to the Civil Court of Rome notifying BNL Multiservizi on May 29, 2006. On June 20, 2006 a Presidential hearing was held where the parities asked to postpone the discussion considering the issue. The new hearing was set in Court on September 26, 2006.

8. SUMMONS OF FORMULA GIOCHI SHAREHOLDERS

On October 26, 2005, KARISSA HOLDING S.A., CORED INTERNATIONAL S.A, as well as Mr. Massimo MACI, shareholders of Formula Giochi S.p.A. in liquidation (a company operating in the *collection of games and bets), served, on its own behalf and on behalf of Formula Giochi, a writ of* summons on LOTTOMATICA and SISAL to appear by January 30, 2006, before the Court of Appeals of Rome, requesting to assess the liability of LOTTOMATICA and SISAL themselves for anticompetitive conducts sanctioned by the Competition Authority's decision of November 23, 2004, which, in the plaintiffs' view, was allegedly the cause for (i) the impossibility to transfer their share of Euro 3,007,000, and (ii) Formula Giochi's impossibility to access the gaming and betting market, provoking an impoverishment of Euro 34,200,000 of the corporate value of Formula Giochi. Therefore, the plaintiffs, on its own behalf and on behalf of Formula Giochi, requested LOTTOMATICA and SISAL be sentenced to jointly and severally pay damages amounting to a total of Euro 37,207,000.00.

Irrespective of a number of preliminary issues concerning, inter alia, the plaintiffs' right of action, the files of the proceeding instituted by the Competition Authority do not demonstrate that LOTTOMATICA's conduct was detrimental to Formula Giochi. On the contrary, the preliminary investigation records, taken verbatim in the Competition Authority's action to close the proceedings and, in particular, the statements delivered during the hearing of November 10, 2003 by the former managing director of Formula Giochi, prove that the "disintegration of the newly-born third pole" is

to be ascribed to reasons not attributable to LOTTOMATICA. LOTTOMATICA appeared before the court according to a formal procedure on January 10, 2006. Formula Giochi S.p.A. appeared before the court at the hearing of January 30, 2006, in the person of its liquidator. At the hearing of February 6, 2006, the Court of Appeals allowed the parties 30 days to draw up notes. By an order dated March 15, 2006, the Court of Appeals granted the parties 30 days for the filing of briefs, as well as for the explanation and modification of the demands, of the exceptions and of the conclusions already formulated, and an additional 30 days for responses. By a brief dated March 31, 2006, Karissa and others, delivering their petitions following appearance before court of Formula Giochi S.p.A, acknowledged the execution of a settlement agreement between Formula Giochi S.p.A and Sisal S.p.A. to end the dispute pending between the parties. Under such agreement, Formula Giochi S.p.A is acknowledged the sum of € 500,000.00.

The brief, duly filed by Lottomatica, brought to notice that Karissa is no longer entitled to sue, following appearance before court by Formula Giochi S.p.A, and that Formula Giochi S.p.A's appearance is inadmissible, in addition to all the demurrers, preliminary and merits exceptions already submitted.

Regarding the merits, it was pointed out how the settlement of € 500,000.00 reached by Sisal and Formula Giochi S.p.A, against Formula Giochi S.p.A's claim of € 34,000,000.00, truly proves Formula Giochi S.p.A's claims, all the more that it blamed Sisal for the third pole fiasco, with which it had shared a common shareholder and a common director, and that it had made Formula Giochi S.p.A a fake proposal. Instead, such circumstances are groundless for Lottomatica, which had no relations whatsoever with Sisal, involving Formula Giochi S.p.A (as proven by the Competition Authority's decision), or with Formula Giochi S.p.A.

The discussion of the case was put off to a new hearing established for July 3, 2006.

The July 3, 2006 hearing of was not held due to the Judge's absence and the case has been thus postponed to November 6, 2006.

9. <u>APPEAL FOR THE NETWORK TENDER</u>

On October 27, 2005 the ALBACOM – FASTWEB Temporary Business Combine filed an appeal against LOTTOMATICA before the *TAR* of the Lazio Region for annulment, prior to suspension, of all the tender documents related to the concession of the data transmission service on virtual private network for the LOTTO Game, called for by LOTTOMATICA, also requesting LOTTOMATICA to be sentenced of damages payment. LOTTOMATICA, by means of its deed for entry of appearance, requested rejection of the plaintiff's claims.

At the hearing of November 23, 2005, the ALBACOM - FASTWEB Temporary Business Combine waived its request for a stay of the proceedings. Until now no date has yet been fixed for the discussion of the merits of the case.

10. <u>"LAS VEGAS" INSTANTANEOUS LOTTERY PETITIONS</u>

Some payment request of the "Las Vegas" instantaneous lotteries (scratch and win) for non-winning tickets were presented to the National Lottery Consortium in April.

On July 17, 2006 243 petitions and 27 legal orders of payment were notified to the National Lottery Consortium. These amounted to about 3 million Euro in winnings. There have also been numerous requests for legal payments. The claims were identical in all requests that called for the payment of non-winning tickets. The players claim that according to their interpretation of the Game Regulations established with the Finance Ministry Decree of February 16, 2005, the amounts corresponding to the winnings indicated in the various areas of the tickets are paid every time cards with points from 10 to K appear even if the regulations state that all the cards must have the same points. As a matter of fact, the players sustain that <u>in all French cards games those cards with 10 to K have the same points.</u>

The Consortium considers these requests unfounded in that they do not follow the Game Regulations which explicitly describe the qualifications of a winning ticket. Nevertheless it cannot be excluded that in the case a Judge should emit a negative sentencing, this decision would constitute a precedent and therefore have a negative reflection on the other pending contentions.

11. <u>DARKENING OF GAME INTERNET SITES</u>

Non-authorized internet Game sites were "darkened" through an AAMS Decree on February 7, 2006.

A series of judicial actions were carried out respecting the aforesaid decree. Below there is a list of those where AAMS intervened Lottomatica ad adiuvandum considering the importance of the issue relative to the entire legal organization.

a) BETFAIR and other vs. AAMS (TAR Lazio)

Betfair filed an appeal requesting the annulment of the cited Decree and the rehabilitation of its game sites.

Lottomatica intervened in favor of AAMS sustaining the motives. The suspension request was held at the Chamber Council on 05/10/2006. The request was rejected. Betfair aversely appealed the rejection. The State Council rejected Betfair's appeal on July 26, 2006.

b) BETFAIR and others vs. AAMS (Civil Court of Rome)

Betfair filed an appeal before the Civil Court of Rome following Article 700 c.p.c. The appeal requests the reactivation of their sites. Lottomatica explained its ad adiuvandum intervention. The appeal was discussed on July 13, 2006. On the same date, the Judge reserved his judgment.

c) ASTRABET vs. AAMS and others (Civil Court of Rome)

Astrabet filed an appeal before the Civil Court of Rome following Article 700 c.p.c. requesting the reactivation of its sites. Lottomatica intervened in favor of AAMS sustaining the motives. The Court received the appeal on 04/10/2006. Lottomatica deposited a series of ad adiuvandum deeds and discussed the issue alongside AAMS. The Court received the claim resulting in a definitive rejection of Astrabet's request.

d) STANLEY, ASSOPROVIDER, ASSOCIAZIONE ITALIANA INTERNET PROVIDER vs. AAMS (TAR Lazio).

Stanley requested precautionary measures to TAR Lazio while the two Associations renounced the right to the discussion of such request. The TAR rejected Stanley's request on 05/11/2006. Stanley challenged the TAR's decision before the State Council. The State Council rejected Stanley's appeal on July 26, 2006.

- 15.3) FINANCIAL STATEMENTS OF NOVA PRIMA S.P.A.

NOVA PRIMA S.r.l.
Single Member Company

FINANCIAL SITUATION

FOR MERGER AS OF

June 28, 2006

Company Name:	NOVA PRIMA S.r.l.
Share Capital:	100,000.00 Euro entirely invested
Office:	*Via Giovanni da Verrazano, 15 - Novara*
Company coordinated and directed by Lottomatica S.p.A.	Office: Viale del Campo Boario, 56/d ROME

Single Member Company.

Single Administrator	Marco Sala

INCOME STATEMENT

ASSETS	6/30/2006		12/31/2005	
RECEIVABLES TOWARDS MEMBERS		-		-
ASSETS				
INTANGIBLE ASSETS		-		-
TANGIBLE ASSETS		-		-
FINANCIAL ASSETS				
Securities in:				
- Subsidiaries	360,218,305	**360,218,305**	1	**1**
TOTAL ASSETS		**360,218,305**		**1**
CURRENT ASSETS				
REVENUES		-		-
RECEIVABLES				
Towards Parent Company				
- collectible within next period	-		31,192	
- collectible after next period	-	-	-	**31,192**
Towards Subsidiaries				
- collectible within next period	59,342			
-collectible after next period	-	**59,342**		
Fiscal Receivables				
- accountable within next period	-		6	
- accountable after next period	-	-	-	**6**
TOTAL RECEIVABLES		**59,342**		**31,198**
FINANCIAL ASSETS NOT INCLUDED				
Other Stocks	-	-	-	-
AVAILABLE CASH				
Bank Deposits	6,351	**6,351**	-	-
TOTAL CURRENT ASSETS		**65,693**		**31,198**
ACCRUALS		**894**		-
TOTAL ASSETS		**360,284,892**		**31,199**

LIABILITIES	6/30/2006	12/31/2005
SHAREHOLDERS' EQUITY		
Share Capital	**100,000**	**10,000**
Share premium Reserve	**360,000,000**	-
Legal Reserve	**20,000**	-
New Profits (Losses)	-	-
Period Profit (Losses)	**86,412**	**(2,702)**
Deposit in loss coverage account	**11,740**	
Rounding Reserve	**1**	-
TOTAL SHAREHOLDERS' EQUITY	**360,218,153**	**7,298**

BALANCE SHEET

		6/30/2006		12/31/2005
PRODUCTION VALUE		**-**		**-**
PRODUCTION COST				
Services		**50,184**		**2,575**
Various Management Charges		**727**		**322**
TOTAL PRODUCTION COSTS		**50,911**		**2,897**
DIFFERENCE BETWEEN VALUE AND COST OF PRODUCTION		**(50,911)**		**(2,897)**
FINANCIAL REVENUES and (CHARGES)				
Other Financial Revenues				
- toawrds others	196,510	**196,510**	23	**23**
Interests on financial charges and others				
- towards others	(398)	**(398)**	(21)	**(21)**
TOTAL FINANCIAL REVENUES (CHARGES)		**196,112**		**2**
VALUE ADJUSTMENTS FOR FINANCIAL ASSETS		**-**		**-**
EXTRAORDINARY REVENUES AND CHARGES				
Extraordianry Revenues				
Extraordinary Revenues from Rounding	1	**1**	-	**-**
TOTAL EXTRAORDINARY REVENUES (CHARGES)				
PRETAX RESULTS		**145,202**		**(2,895)**
Current Taxes	(58,790)		-	
Current Taxes: from fiscal consolidation	-		193	
Income Taxes for the Period		**(58,790)**		**193**
RESULTS FOR THE PERIOD		**86,412**		**(2,702)**

EXPLANATORY NOTE

Dear Members,

The Company's Financial Statements as of June 28, 2006, to which I urge your attention upon, consists of the current economic and financial situation in reference to the merger of the Company into the controlling Lottomatica S.p.A., pursuant to article 2501 of the Italian civil code.

The present Financial Statements refer to the period beginning on January 1, 2005 until June 28, 2006 and demonstrate a positive result of about 87,000 Euro. As the data from the previous period is not available, for comparative reasons the results of the FY 2005 are presented. Furthermore, paying careful attention to the items of the balance sheet, the comparison with the FY2005 data is subject to limits due to the different duration of the periods.

On June 21, 2006 the Extraordinary Shareholders' Meeting decided:

- To approve the financial statements of May 31, 2006 which highlight a loss of 11,740 Euro as well as a loss related to a previous period equal to 2,702 Euro;
- To remunerate the losses for a total of 14,442 Euro through the nullification of the share capital for 10,000 Euro and for the residual (roundings) of 4,442 Euro through depositing a free grant, already carried out by the Single Member Lottomatica S.p.A. on June 20, 2006;
- To reintegrate and increase the share capital for 100,000 Euro, with a share premium of 360,020,000 Euro, through deposit already carried out from the Single Member Lottoamtica S.p.A. on June 20, 2006;
- To ascribe a legal reserve of 20,000 Euro from the share premium.

Such a capital increase has taken effect from the time of subscription to the Registro delle Imprese pursuant to article 2436 of the Italian civil Code.

The decision has been carried out through the Registro delle Imprese of Novara on June 27, 2006.

On June 29, 2006, both the assets and liabilities of Nova Prima S.r.l. were absorbed by the Luxembourg company Invest Games S.A. The results from such a transfer are present in the attached financial statements of June 30, 2006.

Invest Games S.A. was formed by your Company on December 27, 2005 and controlled entirely by Lottomatica S.p.A., signing and depositing a minor stake of 0.01% of the Share Capital in relation to the acquisition of an American gaming operator, the GTECH Group.
Following the capital increase equal to 360.2 million Euro carried out by Invest Games S.A. on June 29, 2006, Nova Prima S.r.l. acquired control of the company, increase its equity percentage from 0.01% to 99.9%.

The GTECH acquisition was closed on August 29, 2006 through the merging of Gold Acquisition Corp., wholly held by the Delaware company Gold Holding Co., into GTECH.

Lottomatica S.p.A. holds 75% of the share capital of Gold Holding Co. while Invest Games S.A

holds the remaining 25%. On July 7, 2006 both companies executed an increase in capital for 1.350 million USD and 450 million USD respectively in order to carry out the aforementioned acquisition.

GENERAL PRINCIPLES

The present Explanatory Note, which constitutes part of the entire Financial Statement of June 28, 2006, is pursuant to the laws in vigor and in particular to article 2427 of the Italian civil code.
The items of the various statements are prescribed by article 2424 and 2425 of the Italian civil code, respectively for the Income Statement and for the Balance Sheet.

VALUATION CRITERIA

The Financial Statements of June 28, 2006 are pursuant to article 2423 bis of the Italian civil code. The most important criteria of valuation adopted were in accordance with article 2426 of the Italian civil code and are the same to those of the previous period.

Financial Assets

Securities
The securities are valued at the purchasing price. The cost is reduced for lasting value losses in the cases where the sustained losses cannot be compensated for by predicted future gains. The originating value is restored in the following period if the reasons for the carried out devaluation are not correct. The excess losses are amounted for in liabilities.

Receivables

The receivables are shown at their presumed realization value.

Intangible Financial Assets

Stocks
The fixed rates stocks are represented in the current assets and are valued at either acquisition cost or signing cost, whichever is lower, and the inferable value predicted by the market trend.

Payables

The payables are relative to their nominal values.

Accruals

Proceeds and Costs are represented under accruals when common to two or more periods.

Risk and Charge Funds

The risk and charge funds are allocated to cover losses and debt of a certain or probable existance of which, at the time of closing the period, were not clearly determinable. The allocation reflect the best estimate possible on the base of the available data

Revenues and Costs

Revenues and Cost are accounted according to the standards of temporary competence.

Income tax for the Period

The current taxes are present in the statements based on the estimated taxable income in accordance with the laws in vigor and keeping in light of the applicable sanctions and owed tax credits. The relative amount is then transferred to the Parent Company, following the national fiscal consolidation norms, revealing the corresponding payable amounts to De Agostini S.p.A. In the case of negative taxable income, it is recommended to follow the enrollment proceeds of such losses and of the relative credits towards the Parent Company.

Deferred tax assets are recognized to the extent that it is probable that taxable income will be available against which the deductible temporary differences can be utilized. A deferred tax asset is also recognized in the presence of tax losses and tax credits carried forward to the extent that it is probable that a future taxable income of sufficient size will be available.

The assets for the anticipated taxes are relevant in the financial statements due to their certainty of fulfillment through adequate taxable income in the period with temporary deductible differences.

The fiscal benefit is connected to the reportable losses not transferred to the Parent Company. They are presenting the financial statement only under the following conditions:

- There exists a reasonable certainty that in the future it will be possible to obtain taxable income that will be able to absorb the reported losses within their deductible period according to fiscal regulations;
- The losses derive from clearly identified circumstance and it is almost certain that they will not be repeated.

Currency

All the values in the Explanatory Note are in Euro.

INCOME STATEMENT

ASSETS

CAPITAL ASSETS	**1**	
Financial Capital Assets	**1**	
Shares		1
Shares in other companies		*1*

On December 27, 2005 the Company took role, alongside the single Parent Company Lottomatica S.p.A, to the creation of a Luxembourg company named Invest Games S.A. for a minority stake equal to 0.01%% with outlay equal to 1 Euro.

Such creation is related to the expected GTECH acquisition.

The amount, equal to 1 Euro as of December 31, 2005, has not experienced any changes in the period.

CURRENT ASSETS	**360,254,286**
Receivables	
Receivables towards Parent Company	-

The balance of December 31, 2005 was equal to 31,192 Euro, and it has been completely collected in the course of the period.

Fiscal receivables	-

The balance as of December 31, 2005 equal to 6 Euro, has been completely collected in the course of the period.

Non-capital Financial Assets	**1,990,280**	
Other		*1,990,280*

The balance as of June 28, 2006 refers to 2,000,000 French Treasury Bonds BTAN 3.5% expiring on 07/12/2009, purchased on June 28, 2006 at 99.514.

AVAILABLE CASH FLOW	**358,264,006**

These regard bank accounts (current and savings) opened at Banca Popolare di Novara - office of Novara and the BPU Banca International S.A. - office in Luxembourg. The balance sheets have been reconsolidated on June 28, 2006.

ACCRUALS 68,016

The asset accruals are detailed in the following table:

	28/06/2006	12/31/2005
Asset Accruals		
active interests on stocks	67,123	-
banking interests	893	-
TOTAL	68,016	-

LIABILITIES

SHAREHOLDERS' EQUITY 360,218,304

The Shareholders' Equity components are described below, demonstrating a net gain for the period equal 86,564 Euro:

	Share Capital	Share Premium Reserve	Legal Reserve	Gains (losses) carried forward	Deposit loss coverage fund	Gains (losses) for the period	Total
Septemeber 20, 2005	10,000						10,000
Gains (losses) for the period						-2,702	-2,702
Total as of 12/31/2005	**10,000**					-2,702	7,298
Losses carried forwards from previous period	-	-	-	-2,702	-	2,702	-
Remuneration of previous period losses and losses from the period of 1/1/2005 - 05/31/2006	-10,000	-		2,702	11,740	-	4,442
Reconstitution and share capital increase	100,000	-		-	-	-	100,000
Share Premium Constitution	-	260,020,000		-	-	-	360,020,000
Legal Reserve Constitution	-	-20,000		-	-	-	-
Gains (losses) for the period	-	-	-	-	-	86,564	86,546
Total as of 06/28/2006	**100,000**	**360,000,000**	**20,000**	**-**	**11,740**	**86,564**	**360,218,304**

The share capital as of June 28, 2006 is entirely transferred to the Single Member Lottomatica S.p.A.

The Extraordinary Shareholders' Meeting of June 21, 2006, as mentioned in the introduction, foresaw the remuneration of the losses from the period 1/1/2006 – 05/31/2006 for a total of 14,442 Euro, through the canceling of the share capital for 10,000 Euro and depositing in a

free grant of the Single Member for 4,442 Euro.
The same Extraordinary Meeting has furthermore reconstituted and increased the share capital up 100,000 Euro, with a share premium of 360,020,000 Euro, through the cash depositing by the Single Member. In the end, using the share premium reserve, the Meeting decided upon the legal reserve for 20,000 Euro.

Pursuant to article 2427, point 7-bis of the Italian civil code, the table below reports the possibility of use of the amounts that make up the Shareholders' Equity. The document O.I.C. no. 1 suggests the use of the first three letters of the alphabet in order to codify the reserve availability:

A) Not available: almost any use is strictly forbidden;

B) Available: usable amount for the coverage of losses and for the share capital increase, but not distributable to members;

C) Available: usable amounts for the coverage of losses , share capital increase and member distribution.

Description	**Amount**	**Possibility of Use**	**Amount Available**
Share Capital	100,000	A	-
Capital Reserve			
Share Premium Reserve	360,000,000	C	360,000,00
Legal Reserve	20,000	B	20,000
Loss Coverage Fund	11,740	B	11,740
Profit Reserve			
Profit for the Period	86,564	C	86,564
Total	**360,218,304**		**360,118,304**
Non distributable			**31,740**
Residual distributable			**360,086,564**

RISK AND CHARGE FUNDS **58,643**

Tax funds, also for deferred taxes **58,643**

The sum includes the current taxes on an estimated taxable amount equal to 157,431 Euro, calculated for the period of 01/01/2006 - 06/28/2006 for a total of 58,643 Euro, of which 51,952 Euro for IRES and 6,691 Euro for IRAP.

PAYABLES **44,657**

Payables towards banks -

These amount to 23,901 Euro as of December 31, 2005 and have been entirely reimbursed in the period.

Payables towards suppliers **44,650**

These consist mainly of consultancy costs for the acquisition of the American group GTECH as well as invoices to be received for costs related to the aforesaid share capital increase.

Payables towards Parent Company **7**

The payables towards the Parent Company De Agostini S,p,A refer to loan for company expenses.

ACCRUALS **699**

This constitutes mainly the liability accruals (500 Euro) for the compensation of the Single Administrator, as deliberated by the Ordinary Shareholders' Meeting of May 5, 2006, and to the interests on liabilities (193 Euro) matured on the bank account at Banca Popolare di Novara - Office in Novara.

BALANCE SHEET

PRODUCTION COST 50,905

Services 50,184

The costs for services are detailed below:

	28/06/2006	12/31/2005
Consultancy	44,650	2,529
Costs for banking services	5,034	45
Fee for Single Administrator	500	-
Costs for postal services	-	1
TOTAL	**50,184**	2,575

Various Management Charges 721

The various charges related to management are for the most part composed of the annual taxes paid in the period for the mandatory legal authentication cost of the books (310 Euro) and chamber rights (373 Euro).

FINANCIAL REVENUES AND CHARGES 196,111

The financial revenues and charges of the period equal to 196,111 Euro, fully ascribed to the Balance Sheet, refer entirely to the bank asset interests of 196,509 Euro and to the bank liability interests of 398 Euro.

TAX INCOME FOR THE PERIOD 58,643

The taxes for the period amount to 58,643 Euro, present as negative income components of the Balance Sheet. They are calculated based on the taxable income of the period, estimated 157,431 Euro, and refer to 51,952 Euro for IRES and 6,691 Euro for IRAP.

OTHER INFORMATION

GROUP fiscal regime

On October 20, 2005 the Company adhered to the national fiscal consolidation of the De Agostini Group. Such operation was carried out in conjunction with the Company and with the Parent Company De Agostini S.p.A, through the "Regolamento di partecipazione al consolidato fiscale nazionale per le società del Gruppo De Agostini" (Participation Regulations to the National Fiscal Consolidation of the De Agostini Group) and the communication to the Financial Governing bodies, pursuant to the laws in vigor. The decision is irrevocable for three fiscal periods.

The National Fiscal Consolidation is an institution brought about by the fiscal reform (Legislative Decree No. 344 of December 12, 2003 and Ministerial Decree of June 9, 2004) that offers to group companies resident in Italy the opportunity to tax optimization.

Research and Development activities

Pursuant to article 2428, section two, no. 1 of the Italian civil code, the Company attains that it has not carried out any activities of research and development in the period.

Processing Personal Data

Article 34 of Legislative Decree No. 196 of June 30, 2003, requires certain security measures to be taken in the event of the electronic processing of personal data, according to the procedures laid down in the technical specifications under Annex B to the law. Among these requirements is the one specified for "an updated Security Policy Statement" (DPS, Documento Programmatico sulla Sicurezza).

DPS is the document that specifies the technical and organizational security measures adopted on the basis of risk analysis, task and responsibilities distribution within the structure responsible for processing the data themselves, in order to protect personal data in compliance with the law, from the point of view both of their correct storage and their correct handling.

In compliance with the provisions under Legislative Decree No. 196/2003, Lottomatica reviewed and updated the DPS that was prepared in 2004.

Relations with other Subsidiaries

The Company does not posses, directly or indirectly, shares or stakes in other subsidiaries nor has it carried out acquisitions or sales of stakes in subsidiaries throughout the course of the period.

The Ordinary Shareholders' Meeting of May 5, 2006 accepted the Company's subjection to Lottomatica S.p.A.'s coordination, in accordance with article 2497 of the Italian civil code.

Pursuant to article 2497 bis, section 4, of the Italian civil code, the following table is a recapitulation of the essential information of the Parent Company Lottomatica S.p.A. Financial Statements as of December 31, 2005 (in thousands of Euros):

Income Statement	2005
Value of Production	488,69
Production Costs	-388.955
Financial Income and Charges	25,40
Value Adjustments to financial assets	-544
Extraordinary Income and Charges	-18.084
Taxes	-45.506
Net Profit	61,00

Balance Sheet	2005
Receivables towards members	-
Fixed assets	1,377,47
Current Assets	393,66
Accrued Income and Prepaid Expenses	11,79
Shareholders' Equity	-998.808
Risk and Charges Fund	-11.988
Staff Severence Fund	-5.032
Total Payables	-762.360
Accrued Expenses and Deferred Income	-4.749

The Parent Company Lottomatica S.p.A. prepares the Consolidated Financial Statements.

THE SINGLE ADMINISTRATOR

(Mr. Marco Sala)

ATTACHMENT (16)

Reports of the Board of Directors regarding the shareholders meeting of October 18, 2006

ATTACHMENT (16.1)

REPORT OF THE BOARD OF DIRECTORS OF LOTTOMATICA S.P.A. CONCERNING THE PROPOSALS TO AMEND THE COMPANY'S BY-LAWS AS FOLLOWS:

A) PROPOSALS TO AMEND THE FOLLOWING ARTICLES OF THE BY-LAWS: ART. 2.2 (REGISTERED OFFICE); ART. 3.1 (DURATION), ART. 5.1 (CORPORATE CAPITAL); ARTICLE 6.1 (SHARES); ART. 8.3 (POWER TO CALL THE SHAREHOLDERS MEETING); ARTS. 9.2, 9.3 AND 9.4 (RIGHT TO INTERVENE AND AND RIGHT TO VOTE); ART. 11.1 (COMPETENCES AND MAJORITIES OF THE SHAREHOLDERS' MEETING); ART. 13 (APPOINTMENT OF THE BOARD OF DIRECTORS); ART. 15.2 (MEETINGS OF THE BOARD OF DIRECTORS); ART. 17.2 (COMPETENCES OF THE BOARD OF DIRECTORS); ARTS. 19.3 AND 19.4 (MANAGING DIRECTOR AND GENERAL MANAGER); ART. 20 (BOARD OF STATUTORY AUDITORS);

B) PROPOSALS TO (I) INTRODUCE AN ADDITIONAL CLAUSE 22 CONCERNING THE "MANAGER CHARGED WITH PREPARING THE COMPANY'S FINANCIAL STATEMENTS AND REPORTS", (II) RENUMBER THE FOLLOWING ARTICLES AND (III) ADOPT A NEW BY-LAWS SCHEME DIVIDED INTO 8 PARTS; RELATED RESOLUTIONS.

Dear Shareholders,

The Board of Directors called the extraordinary shareholders' meeting to resolve upon the approval of the proposals to amend the following articles of the Company's By-Laws: art. 2.2 (Registered office); art. 3.1 (Duration), art. 5.1 (Corporate capital); article 6.1 (Shares); art. 8.3 (Power to call the shareholders meeting); arts. 9.2, 9.3 and 9.4 (Right to intervene and right to vote); art. 11.1 (Competences and majorities of the shareholders' meeting); art. 13 (Appointment of the Board of Directors); art. 15.2 (Meetings of the Board of Directors); art. 17.2 (Competences of the Board of Directors); arts. 19.3 and 19.4 (Managing Director and General Manager); and art. 20 (Board of Statutory Auditors).

The Board of Directors further suggests to insert in the Company By-laws an additional clause 22 concerning the introduction of a new corporate role, *i.e.* the manager charged with preparing the Company's financial reports and statements, and to introduce some further formal amendments mainly aimed at facilitating the reading of the By-Laws themselves.

* * *

This summary report (the "**Report**") is drawn up by Lottomatica's Board of Directors pursuant to art, 71, paragraph 1 and Enclosure 3A (schedule 3) of CONSOB regulation n. 11971 implementing provisions on Issuers, as amended (the "**Regulation**").

In accordance with articles 72 and 92 of the Regulation, this Report will be filed with CONSOB not later than 30 days before the shareholders' meeting is convened and it will be lodged both at the Company's registered office and by the authorized intermediary not later than 15 days before it.

Please find here below a short summary of the main reasons suggesting the proposed amendments to the Company By-Laws, together with a table whereby such amendments are evidenced, including those already proposed by the Board of Directors of Lottomatica during the meeting held on August 29, 2006 in relation to articles 5.3(vii), 5.5, 6.2 and 14.3.

It is the opinion of the Board that no right to withdraw arises in favour of Shareholders from any of the above said proposed amendments.

1. *REASONS FOR THE PROPOSALS FOR AMENDMENT TO THE COMPANY BY-LAWS*

A) Amendments proposed in order to conform the Company By-Laws to the new provisions of the Italian Civil Code and of the Italian Consolidated Financial Services Law, as amended by the so called "Savings Protection Act"

Law no. 262 of December 28, 2005 providing for new rules on financial markets and savings protection, entered in force on January 12, 2006 amending, among others, the Italian Legislative Decree no. 58/98 (the "**Italian Consolidated Financial Services Law**") and the Italian Civil Code. Notwithstanding the fact that such law allows companies to comply with its provisions until January 12, 2007 and even though the Italian Supervisory Authority (CONSOB) has not yet adopted all regulations required for its implementation, the Board of Directors considers the shareholders meeting already called to resolve on other matters the appropriate occasion to conform the Company's By-Laws to such new rules.

Since further amendments to the Law are expected, the Board of Directors, within the limits of its competence (with particular reference to art. 17 of the Company's By-Laws granting the Board the power to resolve upon adjustments of the By-laws to provisions of law) and in accordance with the applicable laws and regulations, will resolve on the required amendments to the Company's By-Laws, provided that should said amendments require massive modifications to the By-Laws, the Board will call the extraordinary shareholders' meeting to resolve there upon.

Please find here below a short summary of the articles that the Board of Directors currently suggests to amend.

The Board of Directors suggests to amend **art. 8 of the Company By-Laws,** concerning the procedures to call the shareholders' meeting, in order to grant a qualified minority the right to ask for the integration of the shareholders' meeting agenda. In particular art. 126-*bis* of the new

Italian Consolidated Financial Services Law, as recently amended by Law n. 262, grants shareholders representing at least 2,5% of the corporate share capital the right to ask, within 5 days from publication of the call for meeting, the integration of the meeting's agenda.

The Board proposes to amend **art. 13** of the Company's By-Laws concerning the appointment of the Board of Directors. Pursuant to art. 147-*ter* of the new Italian Consolidated Financial Services Law the members of the Board of Directors shall be appointed by the Ordinary Shareholders' meeting on the basis of lists submitted by the shareholders, whereby the candidates must be listed in a progressive order. The right to submit a list is only recognized to those shareholders who either alone or with other shareholders represent at least 2.5% of the voting shares.

Pursuant to Article 147-*ter*, paragraph 3, of the new Italian Consolidated Financial Services Law at least one director shall be elected from the minority list that obtained the largest number of votes and is not linked in any way, even indirectly, with the list that ranked first by number of votes. Pursuant to the amendment proposed, any list submitted in violation of said principle shall be deemed disqualified.

Moreover, pursuant to Article 147-*ter*, paragraph 4, of the new Italian Consolidated Financial Services Law, if the board of directors has more than seven members, at least one of them must satisfy the independence requirements established for the members of the Board of Auditors in Article 148, paragraph 3. Therefore the Board of Directors suggests to amend the statutory clause in order to ensure that the members of the Board are appointed on the basis of lists of candidates submitted by shareholders representing at least 2,5% of the voting shares and that each list of candidates includes one or more candidates who have all independent requirements foreseen by the law and the applicable regulations.

Moreover, the Board deems appropriate to further amend the statutory provision concerning the composition of the Board in order to conform it to the requirements provided for by the Code of Conduct adopted by Borsa Italiana corporate governance committee (the "**Code of Conduct**"), as subsequently amended. The Code of Conduct provides that the lists submitted by the shareholders must be lodged at the company's headquarters at least fifteen days before the meeting is convened on first call and that, together with each list (and the intermediary notice attesting the ownership of the shares and the right to attend the meetings) and in compliance with the above mentioned terms, the shareholders shall lodge the declaration, released by each candidate, accepting the candidature and attesting the lack of any cause of ineligibility and incompatibility as well as the possession of the requirements prescribed by the regulations in force and these by-laws for the appointment. The lists of candidates and the above mentioned documents shall then be published, as soon as practicable, on the Company web site. The Board of Directors suggests to amend the Company's By-Laws in order to make them consistent both with Law no. 262 of 2005 and with the Code of Conduct.

The Board further suggests to amend **art. 15** in order to conform the Company's By-Laws to the provisions of Article 151, paragraph 2 of the new Italian Consolidated Financial Services Law, which relates to the powers of the Board of Auditors to call the board of directors, thus strengthening the role of corporate controls. In particular, Article 151 sets forth that the right to call the board of directors may also be exercised either by the Board of Auditors as a whole and

individually by each member thereof, after proper notice to the Chairman of the Board of Directors.

The Board of Directors also suggests to amend the criteria to determine the composition of the Board of Statutory Auditors in order to conform **art. 20** of the Company By-Laws to art. 148, paragraph 2, of the Italian Consolidated Financial Services Law, thus providing that the Chairman of the Board of Statutory Auditors shall be appointed by the shareholders' meeting among the Auditors appointed by the minority shareholders.

Moreover, art. 148 of the Italian Consolidated Financial Services Law provides that CONSOB (i.e. the Italian Authority supervising listed companies) shall lay down in a regulation the procedures for the election of such (permanent) member of the board of statutory auditors by the minority shareholders. Provided that the Company's By-Laws already provide that statutory auditors are appointed by the Ordinary Meeting on the basis of lists presented by the shareholders, the Board suggests to substantially preserve such procedure for the appointment of the Chairman of the Board of Statutory Auditors at least until CONSOB will have adopted the aforementioned new rules.

The Board deems appropriate to complete art. 20 of the Company's By-Laws in order to ensure that it conforms to (i) recommendations set forth by the Code of Conduct, with specific reference to the 15-day prior deposit at the Company's headquarters of the lists of candidates as Statutory Auditors, and to (ii) the provision of automatic replacement of ceased Auditors with those alternate Auditors belonging to the same list of candidates.

Moreover, in order to conform the By-Laws to the provisions of Article 148-*bis*, paragraph 2, of the new Italian Consolidated Financial Services Law, pursuant to which all members of the internal control bodies shall inform CONSOB and the public, within the time limits and in the ways to be prescribed by CONSOB through an *ad hoc* of regulation, of all the management and control positions they hold in other companies, the Board suggests to insert in the By-Laws a generic reference to the limits to the concentration of management and control offices that said members may hold, since such limits still need to be provided by Consob by means of regulation.

The Board finally suggests to insert an additional clause in the By-Laws (**art. 22**) in order to provide the Company with a manager in charge for preparing Lottomatica's financial reports and statements. Said manager will be appointed and revoked by the Board of Directors, subject to the mandatory opinion of the Board of Statutory Auditors.

Such new corporate role will allow the Company to better ensure the fairness of its corporate data and to strengthen the controls thereon. Art. 154-*bis* of the new the Italian Consolidated Financial Services Law indeed provides that the company's acts and disclosures provided for by the law or made available to the market containing information and data on the Company's profits and losses, assets and liabilities or financial situation shall be accompanied by a written declaration by the general manager and the manager charged with preparing the company's financial reports attesting their conformity with the truth.

Pursuant to art. 154-*bis*, paragraph 3, the manager charged with preparing the Company's financial reports shall put appropriate administrative and accounting procedures in place for the

preparation of the annual accounts and, where provided for, the consolidated accounts and every other disclosure of a financial nature. Moreover, the law provides that the management bodies with delegated powers and the manager charged with preparing the company's financial reports shall attest in a report attached to the annual accounts and, where provided for, the consolidated accounts, the appropriateness and effective application of the procedures referred to above during the financial year to which the accounts refer and the conformity of the accounts with the accounting records. The attestation shall be prepared in accordance with the model laid down by Consob in a regulation.

Even though Consob has not yet adopted the relevant regulatory provisions to implement said rules the Board suggests to insert in the By-Laws an additional article concerning the role of the Executive new manager and the (already anticipated) criteria to be used for his/her appointment, in order to make the By-Laws already consistent with the Italian Consolidated Financial Services Law as amended by Law n. 262 of 2005.

B) Further proposals for amendment to the Company By-laws

The Board believes that the aforementioned proposals for amendment to the Company's By-laws represent a good opportunity to submit to the Shareholders the amendment of the following further articles, in some cases for an exclusively formal purpose, i.e. for the harmonization of the statutory provisions' content and, at the same time, the ease of their reading: renumbering of articles 23 and followings in connection with the above said introduction of new article 22; art. 5.1 (see below); art. 9.4; arts. 19.3 and 19.4. As far as said formal amendments are concerned, and given their limited relevance in respect to the content of the provisions, the Board does not consider necessary to provide herein any reasons therefor.

Moreover, in light of Lottomatica's new corporate shape and size, compared to its original ones, the Board deems appropriate to submit to the Shareholders further proposals of amendments to the By-Laws.

As far as **article 2** of the Company By-Laws is concerned, the Board suggests to extend the content of **paragraph 2.2**, so recognizing the Board the right not only to establish but also to close down offices, branches and agencies both in Italy and abroad in order to conform the statutory provision to art. 2365(2) of the Italian Civil Code.

The Board suggests to amend **art. 5, paragraph 5.1** of the Company By-Laws in order to not only cross out any reference to the date of any amendment to the amount of the corporate capital, but also provide for the faculty to increase the share capital by contributions in kind and/or credits. The Board further proposes to amend the By-laws so as to expressly provide that (i) each share is not likely to be divided, pursuant to Section 2347 of the Civil Code (**article 6.1 of the By-laws**), (ii) Shareholders may be admitted to the meetings provided that their quality be timely notified to the Company, rather than certified, by authorized brokers engaged to hold the shares on their behalf (**articles 9.2 and 9.3 of the By-laws**), (iii) Directors and Statutory Auditors may be revoked by the Shareholders upon the occurrence of certain conditions provided for by the Civil Code (**art. 11 of the By-Laws**).

The last proposed amendment relates to **art. 17, paragraph 17.2** of the Company's By-laws, relating to the majority required for the resolutions of the board of directors to pass. The Company By-Laws actually provide for a derogation to the majority system, thus establishing that the resolutions of the Board are validly passed with the favourable vote of the majority of the Directors in charge. Even though such a system might me justified in light of the old corporate structure, the recent amendments to Lottomatica's governance as well as the increased sizes and variety of interests pursued do not justify any derogation to the majority system anymore. Therefore, the Board suggests to amend art. 17 of the Company's By-Laws thus providing that the Board's resolutions are validly passed with the favourable vote of the majority of the Directors attending the meeting. In any case, the Board suggests to include therein a general exclusion clause to the majority system in the event that different *quorum* are required by the applicable laws.

Finally, as already mentioned in the introduction to this Report, the Board of Directors hereby informs that said amendments will cause the provisions being renumbered and the cross-references being adjusted in accordance thereto.

2. COMPARISON OF THE CURRENT BY-LAWS WITH THAT PROPOSED TO BE AMENDED

THE LAW	**AMENDED BY-LAWS**
	TITLE I – COMPANY NAME – REGISTERED OFFICE – DURATION – CORPORATE SCOPE
1. Company name 1.1 The limited company is established under the name: "LOTTOMATICA S.p.A.".	1. Company name 1.1 The limited company is established under the name: "LOTTOMATICA S.p.A.".
2. Head Office 2.1 The head office of the Company is situated in Rome. The Board of Directors has the right to determine the transfer of the company head office within the boundaries of the Italy Republic and to establish or to close down ancillary offices. 2.2 The Board of Directors can determine the establishment of branches, offices, agencies and representatives throughout Italy and abroad.	2. Head Office 2.1 The head office of the Company is situated in Rome. The Board of Directors has the right to determine the transfer of the company head office within the boundaries of the Italy Republic and to establish or to close down ancillary offices. 2.2 The Board of Directors can determine the establishment **and close down** of branches, offices, agencies and representatives throughout Italy and abroad.
3. Duration 3.1 The Company will remain in existence until 31 December 2070. This term can be extended one or more times by resolution passed by an Extraordinary Meeting of shareholders, with the exception of, under section 25 of the by-law, the	3. Duration 3.1 The Company will remain in existence until 31 December 2070. This term can be extended one or more times by resolution passed by an Extraordinary Meeting of shareholders, with the exception of, under section 25 of the by-

right of withdrawal by those shareholders not in agreement with the approval of the motion.	law, the right of withdrawal by those shareholders not in agreement with the approval of the motion.
4. Objective	4. Objective
4.1 The Company objective is all activities pertaining to the organisation, management and fulfilment of games and/or lotteries, instant and/or traditional, for example games of ability, forecasting competitions, lottery draws and betting, whether directly or through concessions, in Italy or abroad.	4.1 The Company objective is all activities pertaining to the organisation, management and fulfilment of games and/or lotteries, instant and/or traditional, for example games of ability, forecasting competitions, lottery draws and betting, whether directly or through concessions, in Italy or abroad.
In particular the Company can organise and manage, under licence from the Department of Finance, the automatic lottery, as provided for by section 1 of the d.m. 4832/GAB of 17 March 1993 and subsequent amendments.	In particular the Company can organise and manage, under licence from the Department of Finance, the automatic lottery, as provided for by section 1 of the d.m. 4832/GAB of 17 March 1993 and subsequent amendments.
The Company can also carry out any concessionary activity and/or activities connected with services delegated, or in any way given in concession, to tobacconist shops and/or collectors for the Public Administration, including the collection of car taxes.	The Company can also carry out any concessionary activity and/or activities connected with services delegated, or in any way given in concession, to tobacconist shops and/or collectors for the Public Administration, including the collection of car taxes.
4.2 The Company can carry out any other delegated activity granted by the Public Administration in connection to concessionary services or activities.	4.2 The Company can carry out any other delegated activity granted by the Public Administration in connection to concessionary services or activities.
4.3 The Company can carry out all manufacturing, financial, commercial, security and real estate transactions, in any way instrumental to the pursuit of the company objective, including the issuing of surety bonds and collateral securities, the acquisition, assignment and use of industrial rights, patents and inventions.	4.3 The Company can carry out all manufacturing, financial, commercial, security and real estate transactions, in any way instrumental to the pursuit of the company objective, including the issuing of surety bonds and collateral securities, the acquisition, assignment and use of industrial rights, patents and inventions.
4.4 The Company can participate with and have interests in other companies, businesses and associations, established or in formation, including foreign companies, essential to, connected with or instrumental in achieving the company objective and can carry out, in general, any essential or desirable transaction with this aim in mind within the provisions of activity as per section 106 and ss., d.lgs no. 385/1993 and related administrative provisions.	4.4 The Company can participate with and have interests in other companies, businesses and associations, established or in formation, including foreign companies, essential to, connected with or instrumental in achieving the company objective and can carry out, in general, any essential or desirable transaction with this aim in mind within the provisions of activity as per section 106 and ss., d.lgs no. 385/1993 and related administrative provisions.
	TITLE II **SHARE CAPITAL – SHARES – BONDS**
5. Share Capital	5. Share Capital
5.1 As at 16 May 2006, the share capital was	5.1 ~~As at 16 May 2006,~~ The share capital was

agreed to be a total of Euro 93,668,620.00, the underwritten and paid up portion of which amounted to Euro 91,877,714.00 divided into 91,877,714 ordinary shares each with a nominal value of Euro 1.00 all with equal rights.	agreed to be a total of Euro ~~93,668,620.00~~ **153,092,210.00**, the underwritten and paid up portion of which amounts to Euro ~~91,877,714.00~~ **[150,412,152.00]**, divided into ~~91,877,714~~ **[150,412,152.00]**, ordinary shares each with a nominal value of Euro 1.00 all with equal rights. **The share capital can also be increased through contributions in kind or of receivables.**
5.2 In the event of an increase in the share capital against payment, the right to options can be prohibited if so determined by the shareholders meeting or, if so delegated, by the Board of Directors, within the limits and by means provided for in art. 2441, paragraph 4, second sentence, of the Civil Code.	5.2 In the event of an increase in the share capital against payment, the right to options can be prohibited if so determined by the shareholders meeting or, if so delegated, by the Board of Directors, within the limits and by means provided for in art. 2441, paragraph 4, second sentence, of the Civil Code.
5.3 The Extraordinary Shareholders Meeting of 21 September 2005 agreed, starting from the effective date of the merger of Fineurogames S.p.A. and Lottomatica S.p.A.:	5.3 The Extraordinary Shareholders Meeting of 21 September 2005 agreed, starting from the effective date of the merger of Fineurogames S.p.A. and Lottomatica S.p.A.:
i) An increase in the share capital against payment, in divisible form, up to a maximum of Euro 2,439,110.00 (two million four hundred and thirty nine thousand one hundred and ten), with the release in several issues of a maximum of 2,439,110 (two million four hundred and thirty nine thousand one hundred and ten) new ordinary shares with a nominal value of Euro 1.00 each with standard rights excluding the right to options as per art. 2441, paragraph 5 of the Civil Code, already assigned and still exercisable in the scheme of stock options reserved for the employees of the Company and its other direct or indirect subsidiaries, in accordance with the resolution of the extraordinary shareholders meeting of 14 April 2003 and of the Board of Directors meeting of 11 June 2003 of the merged Lottomatica S.p.A., with a subscription deadline of 31 December 2008;	i) An increase in the share capital against payment, in divisible form, up to a maximum of Euro 2,439,110.00 (two million four hundred and thirty nine thousand one hundred and ten), with the release in several issues of a maximum of 2,439,110 (two million four hundred and thirty nine thousand one hundred and ten) new ordinary shares with a nominal value of Euro 1.00 each with standard rights excluding the right to options as per art. 2441, paragraph 5 of the Civil Code, already assigned and still exercisable in the scheme of stock options reserved for the employees of the Company and its other direct or indirect subsidiaries, in accordance with the resolution of the extraordinary shareholders meeting of 14 April 2003 and of the Board of Directors meeting of 11 June 2003 of the merged Lottomatica S.p.A., with a subscription deadline of 31 December 2008;
ii) An increase in the share capital against payment, in divisible form, up to a maximum of Euro 1,422,667.00 (one million four hundred and twenty two thousand six hundred and sixty seven) with the release in several issues of a maximum of 1,422,667 (one million four hundred and twenty two thousand six hundred and sixty seven) new ordinary shares with a nominal value of Euro 1.00 each with standard	ii) An increase in the share capital against payment, in divisible form, up to a maximum of Euro 1,422,667.00 (one million four hundred and twenty two thousand six hundred and sixty seven) with the release in several issues of a maximum of 1,422,667 (one million four hundred and twenty two thousand six hundred and sixty seven) new ordinary shares with a nominal value of Euro 1.00 each with standard

rights excluding the right to options as per art. 2441, paragraph 5, of the Civil Code, already assigned and still exercisable in the scheme of stock options reserved for the executives of the Company, in accordance with the resolution of the extraordinary shareholders meeting of 14 April 2003 and of the Board of Directors meeting of 11 June 2003 of the merged Lottomatica S.p.A., with a subscription deadline of 31 December 2008;

iii) An increase in the share capital against payment, in divisible form, up to a maximum of Euro 223,175.00 (two hundred and twenty three thousand one hundred and seventy five), with the release in several issues of a maximum of 223,175 (two hundred and twenty three thousand one hundred and seventy five) new ordinary shares with a nominal value of Euro 1.00 each with standard rights excluding the right to options as per art. 2441, paragraph 5 of the Civil Code, already assigned and still exercisable in the scheme of stock options reserved for the employees of the Company and its other direct or indirect subsidiaries, in accordance with the resolution of the extraordinary shareholders meeting of 14 April 2003 and of the Board of Directors meeting of 13 May 2004 of the merged Lottomatica S.p.A., with a subscription deadline of 31 December 2008;

iv) An increase in the share capital against payment, in indivisible form, up to a maximum of Euro 297,580.00 (two hundred and ninety seven thousand five hundred and eighty) with the release in several issues of a maximum of 297,580 (two hundred and ninety seven thousand five hundred and eighty) new ordinary shares with a nominal value of Euro 1.00 each with standard rights excluding the right to options as per art. 2441, paragraph 5 of the Civil Code, already assigned by the merged Lottomatica S.p.A. in "the scheme of Lottomatica stock options 2005-2010 reserved for the employees" of the Company and/or its subsidiaries, in accordance with the resolution of the extraordinary shareholders meeting of 12 April 2005 and of the Board of Directors meeting of 12 May and 21 July 2005 of the merged Lottomatica S.p.A., and implemented by the delegated members of the Board, with a

rights excluding the right to options as per art. 2441, paragraph 5, of the Civil Code, already assigned and still exercisable in the scheme of stock options reserved for the executives of the Company, in accordance with the resolution of the extraordinary shareholders meeting of 14 April 2003 and of the Board of Directors meeting of 11 June 2003 of the merged Lottomatica S.p.A., with a subscription deadline of 31 December 2008;

iii) An increase in the share capital against payment, in divisible form, up to a maximum of Euro 223,175.00 (two hundred and twenty three thousand one hundred and seventy five), with the release in several issues of a maximum of 223,175 (two hundred and twenty three thousand one hundred and seventy five) new ordinary shares with a nominal value of Euro 1.00 each with standard rights excluding the right to options as per art. 2441, paragraph 5 of the Civil Code, already assigned and still exercisable in the scheme of stock options reserved for the employees of the Company and its other direct or indirect subsidiaries, in accordance with the resolution of the extraordinary shareholders meeting of 14 April 2003 and of the Board of Directors meeting of 13 May 2004 of the merged Lottomatica S.p.A., with a subscription deadline of 31 December 2008;

iv) An increase in the share capital against payment, in indivisible form, up to a maximum of Euro 297,580.00 (two hundred and ninety seven thousand five hundred and eighty) with the release in several issues of a maximum of 297,580 (two hundred and ninety seven thousand five hundred and eighty) new ordinary shares with a nominal value of Euro 1.00 each with standard rights excluding the right to options as per art. 2441, paragraph 5 of the Civil Code, already assigned by the merged Lottomatica S.p.A. in "the scheme of Lottomatica stock options 2005-2010 reserved for the employees" of the Company and/or its subsidiaries, in accordance with the resolution of the extraordinary shareholders meeting of 12 April 2005 and of the Board of Directors meeting of 12 May and 21 July 2005 of the merged Lottomatica S.p.A., and implemented by the delegated members of the Board, with a

subscription deadline of 31 December 2010; v) An increase in the share capital against payment, in indivisible form, up to a maximum of Euro 57,016.00 (fifty seven thousand and sixteen) with the release in several issues of a maximum of 57,016 (fifty seven thousand and sixteen) new ordinary shares with a nominal value of Euro 1.00 each with standard rights excluding the right to options as per art. 2441, paragraph 5 of the Civil Code, in "the scheme of Lottomatica stock options 2005-2010 reserved for the employees" of Lottomatica and/or its subsidiaries, already assigned by the merged Lottomatica S.p.A.to this scheme, in accordance with the resolution of the extraordinary shareholders meeting of 12 April 2005 and of the Board of Directors meeting of 12 May and 21 July 2005 of the merged Lottomatica S.p.A., and implemented by the delegated members of the Board, with a subscription deadline of 31 December 2010; vi) An increase in the share capital against payment, in indivisible form, up to a maximum of Euro 219,812.00 (two hundred and nineteen thousand eight hundred and twelve) with the release in several issues of a maximum of 219,812 (two hundred and nineteen thousand eight hundred and twelve) new ordinary shares with a nominal value of Euro 1.00 each with standard rights excluding the right to options as per art. 2441, paragraph 5, of the Civil Code, options already assigned by the merged Lottomatica S.p.A. to the "scheme of Lottomatica 2005-2010 stock options reserved for executives" of the Company, in accordance with the resolution of the extraordinary shareholders meeting of 12 April 2005 and of the Board of Directors meeting of 12 May 2005 of the merged Lottomatica S.p.A., and implemented by the delegated members of the Board, with a subscription deadline of 31 December 2010; vii) the Board of Directors are delegated, as per art. 2443, paragraph 2 of the Civil Code, for a period of 5 years from the date of the resolution, with the authority to increase the share capital against payment in several issues up to a maximum amount of Euro 8,326,520.00 (eight million three hundred and twenty six thousand five hundred and twenty) with the exclusion of	subscription deadline of 31 December 2010; v) An increase in the share capital against payment, in indivisible form, up to a maximum of Euro 57,016.00 (fifty seven thousand and sixteen) with the release in several issues of a maximum of 57,016 (fifty seven thousand and sixteen) new ordinary shares with a nominal value of Euro 1.00 each with standard rights excluding the right to options as per art. 2441, paragraph 5 of the Civil Code, in "the scheme of Lottomatica stock options 2005-2010 reserved for the employees" of Lottomatica and/or its subsidiaries, already assigned by the merged Lottomatica S.p.A.to this scheme, in accordance with the resolution of the extraordinary shareholders meeting of 12 April 2005 and of the Board of Directors meeting of 12 May and 21 July 2005 of the merged Lottomatica S.p.A., and implemented by the delegated members of the Board, with a subscription deadline of 31 December 2010; vi) An increase in the share capital against payment, in indivisible form, up to a maximum of Euro 219,812.00 (two hundred and nineteen thousand eight hundred and twelve) with the release in several issues of a maximum of 219,812 (two hundred and nineteen thousand eight hundred and twelve) new ordinary shares with a nominal value of Euro 1.00 each with standard rights excluding the right to options as per art. 2441, paragraph 5, of the Civil Code, options already assigned by the merged Lottomatica S.p.A. to the "scheme of Lottomatica 2005-2010 stock options reserved for executives" of the Company, in accordance with the resolution of the extraordinary shareholders meeting of 12 April 2005 and of the Board of Directors meeting of 12 May 2005 of the merged Lottomatica S.p.A., and implemented by the delegated members of the Board, with a subscription deadline of 31 December 2010; ~~vii) the Board of Directors are delegated, as per art. 2443, paragraph 2 of the Civil Code, for a period of 5 years from the date of the resolution, with the authority to increase the share capital against payment in several issues up to a maximum amount of Euro 8,326,520.00 (eight million three hundred and twenty six thousand five hundred and twenty) with the~~

the right to options as per art. 2441 paragraph 4, second sentence of the Civil Code, for the acquisition of equity investments (including merger or de-merger transactions) or businesses or branches of businesses active in sectors of strategic interest to the Company, without limits, and/or serving one or more stock options reserved for the executives of the Company and the employees of the Company and/or its subsidiaries, up to a maximum of 20% per year, equal to Euro 1,205,777.60 (one million two hundred and five thousand seven hundred and seventy seven point sixty) for the first year and up to Euro 1,789,185.60 (one million seven hundred and eight thousand one hundred and eighty five point sixty) for each successive year, without the possibility of carrying over the unused amount in any given year to the following year. In compliance with art. 2441, paragraph 4, second sentence of the Civil Code, the Board of Directors must decide on the price of the share issue according to the following criteria: a) in the event of increases in the capital of one or more stock option schemes reserved for the executives of the Company and the employees of the Company and/or its subsidiaries, the Board of Directors of the Company must decide on an issue price corresponding to the market value of the shares, taking into account the average stock exchange price of the Company shares over a significant period of time, and not less than their normal value according to the relevant tax regulations (the normal value which is equal to the mathematical average of the official price of the ordinary shares of the Company registered on the Telematic Shares Market operated by the Borsa Italiana S.p.A. in the month prior to the allocation of the options by the Board of Directors, where "month prior" refers to the period from the date of assignment of the options, excluding that day, to the same day of the following month, it being understood, for the purpose of calculating the mathematical average, only the official price of the ordinary shares of the Company on days when the stock exchange was trading can be taken into account. b) in the event of increases in capital for the acquisition of equity investments (including merger or de-merger transactions) or businesses	~~exclusion of the right to options as per art. 2441 paragraph 4, second sentence of the Civil Code, for the acquisition of equity investments (including merger or de-merger transactions) or businesses or branches of businesses active in sectors of strategic interest to the Company, without limits, and/or serving one or more stock options reserved for the executives of the Company and the employees of the Company and/or its subsidiaries, up to a maximum of 20% per year, equal to Euro 1,205,777.60 (one million two hundred and five thousand seven hundred and seventy seven point sixty) for the first year and up to Euro 1,789,185.60 (one million seven hundred and eight thousand one hundred and eighty five point sixty) for each successive year, without the possibility of carrying over the unused amount in any given year to the following year. In compliance with art. 2441, paragraph 4, second sentence of the Civil Code, the Board of Directors must decide on the price of the share issue according to the following criteria:~~ ~~a) in the event of increases in the capital of one or more stock option schemes reserved for the executives of the Company and the employees of the Company and/or its subsidiaries, the Board of Directors of the Company must decide on an issue price corresponding to the market value of the shares, taking into account the average stock exchange price of the Company shares over a significant period of time, and not less than their normal value according to the relevant tax regulations (the normal value which is equal to the mathematical average of the official price of the ordinary shares of the Company registered on the Telematic Shares Market operated by the Borsa Italiana S.p.A. in the month prior to the allocation of the options by the Board of Directors, where "month prior" refers to the period from the date of assignment of the options, excluding that day, to the same day of the following month, it being understood, for the purpose of calculating the mathematical average, only the official price of the ordinary shares of the Company on days when the stock exchange was trading can be taken into account.~~ ~~b) in the event of increases in capital for the~~

or branches of businesses active in sectors of strategic importance to the Company, the Board of Directors of the Company must decide on an issue price corresponding to the market value of the shares, taking into account the average stock exchange price of the Company shares over a significant period of time, or applying the most representative valuation criteria, for example, the stock exchange quotation method, the discounted cash flow method, or the multiple market method.	~~acquisition of equity investments (including merger or de-merger transactions) or businesses or branches of businesses active in sectors of strategic importance to the Company, the Board of Directors of the Company must decide on an issue price corresponding to the market value of the shares, taking into account the average stock exchange price of the Company shares over a significant period of time, or applying the most representative valuation criteria, for example, the stock exchange quotation method, the discounted cash flow method, or the multiple market method.~~
5.4 The Extraordinary meeting of the 12 April 2006 granted the Board of Directors, for a maximum period of 5 years from that date, pursuant to art. 2443 of the Civil Code, the power to increase the share capital against payment by one or more issues, up to a maximum amount of Euro 1,720,000,000.00 (one thousand seven hundred and twenty million), of which up to a maximum of Euro 1,670,000,000.00 (one thousand six hundred and seventy million) to be offered in options to the shareholders and up to a maximum of Euro 50,000,000.00 (fifty million) to be offered in subscription to the employees of Lottomatica S.p.A and/or its subsidiaries, excluding option rights, as per art. 2441, final paragraph, of the Civil Code. In the exercise of this right, the Board has the greater power to decide, from time to time, the means, terms and conditions of the increase in capital, including the number of shares to issue from time to time in execution of its proxy, the price of the subscription (including ultimate supplement) and the relationship of subscriptions in the exercise of the option rights in relation to the shares offered in option to the shareholders. In particular, the price of the subscriptions, including the ultimate supplement, of the new shares will be determined by the Board of Directors, taking into account the conditions of the financial market, and the relative performance of the registered Lottomatica shares.	5.4 The Extraordinary meeting of the 12 April 2006 granted the Board of Directors, for a maximum period of 5 years from that date, pursuant to art. 2443 of the Civil Code, the power to increase the share capital against payment by one or more issues, up to a maximum amount of Euro 1,720,000,000.00 (one thousand seven hundred and twenty million), of which up to a maximum of Euro 1,670,000,000.00 (one thousand six hundred and seventy million) to be offered in options to the shareholders and up to a maximum of Euro 50,000,000.00 (fifty million) to be offered in subscription to the employees of Lottomatica S.p.A and/or its subsidiaries, excluding option rights, as per art. 2441, final paragraph, of the Civil Code. In the exercise of this right, the Board has the greater power to decide, from time to time, the means, terms and conditions of the increase in capital, including the number of shares to issue from time to time in execution of its proxy, the price of the subscription (including ultimate supplement) and the relationship of subscriptions in the exercise of the option rights in relation to the shares offered in option to the shareholders. In particular, the price of the subscriptions, including the ultimate supplement, of the new shares will be determined by the Board of Directors, taking into account the conditions of the financial market, and the relative performance of the registered Lottomatica shares.
The Board of Directors will decide from time to time the appropriate deadlines for the share subscription and determine that, in the event that	The Board of Directors will decide from time to time the appropriate deadlines for the share subscription and determine that, in the event

the agreed increase is not taken up by the deadline set by them, the capital will be increased by an amount equal to the subscriptions raised up to that time.	that the agreed increase is not taken up by the deadline set by them, the capital will be increased by an amount equal to the subscriptions raised up to that time.
The Board of Directors has all powers relating to the issue of new shares – to be issued from time to time as per art. 5.4 – and under section 5 of the By-Law to vary the amount of share capital and the number of shares represented by the same in each increase in share capital.	The Board of Directors has all powers relating to the issue of new shares – to be issued from time to time as per art. 5.4 – and under section 5 of the By-Law to vary the amount of share capital and the number of shares represented by the same in each increase in share capital.
On May 18, 2006 the Board of Directors, pursuant to art. 2443 of the civil code, in partial exercise of the powers granted by the extraordinary shareholders' meeting of Lottomatica S.p.A. on April 12, 2006 resolved to increase the share capital for a total nominal amount up to Euro 57,423,570.00 through the issue of up to 57,423,570.00 cum coupon ordinary shares having a par value of 1.00 Euro each having the same features of those in circulation, to be offered in option to shareholders pursuant to art. 2441 of the civil code at a price equal to Euro 25.425 each, of which Euro 24.425 as overprice: all shareholders were granted the power to subscribe 5 newly issued shares for every 8 owned.	On May 18, 2006 the Board of Directors, pursuant to art. 2443 of the civil code, in partial exercise of the powers granted by the extraordinary shareholders' meeting of Lottomatica S.p.A. on April 12, 2006 resolved to increase the share capital for a total nominal amount up to Euro 57,423,570.00 through the issue of up to 57,423,570.00 cum coupon ordinary shares having a par value of 1.00 Euro each having the same features of those in circulation, to be offered in option to shareholders pursuant to art. 2441 of the civil code at a price equal to Euro 25.425 each, of which Euro 24.425 as overprice: all shareholders were granted the power to subscribe 5 newly issued shares for every 8 owned.
On August 29, 2006 the Board of Director, upon delegation given by the extraordinary shareholders' meeting held on April 12, 2006, resolved upon an increase in the share capital up to a maximum of Euro 2,000,000.00 (two million) through the issue of a maximum of 2,000,000.00 new ordinary shares with a nominal value of Euro 1.00 each.	On August 29, 2006 the Board of Director, upon delegation given by the extraordinary shareholders' meeting held on April 12, 2006, resolved upon an increase in the share capital up to a maximum of Euro 2,000,000.00 (two million) through the issue of a maximum of 2,000,000.00 new ordinary shares with a nominal value of Euro 1.00 each.
	5.5 On [•] October 2006 the extraordinary Shareholders' Meeting has resolved to vest the Board of Directors, as per art. 2443, paragraph 2 of the Civil Code, for a period of 5 years from the date of the resolution, with the authority to increase the share capital against payment in several issues up to a maximum amount of Euro [•] [*amount to be equal to 10% of the paid up share capital as of the date of the Shareholders Meeting*] with the exclusion of the right to options as per art. 2441 paragraph 4, second sentence of the Civil Code, and serving one or more stock options plans reserved for the executives of the Company and/or the

	employees of Lottomatica S.p.A. and/or its subsidiaries, up to a maximum of 33% per year and with the possibility of carrying over the unused amount in any given year to the following years, and/or for the acquisition of equity investments (including through mergers or de-merger transactions) or businesses or branches of businesses active in the fields of strategic business for the Company, without any limits per year. In compliance with art. 2441, paragraph 4, second sentence of the Civil Code, the Board of Directors must decide on the price of the share issue according to the following criteria: a) in the event of increases in the capital of one or more stock option plans reserved to the executives of the Company and/or the employees of Lottomatica S.p.A. and/or its subsidiaries, the Board of Directors of the Company must decide on an issue price corresponding to the market value of the shares, taking into account the average stock exchange price of the Company shares over a significant period of time, and in any case not less than the mathematical average of the official price of the ordinary shares of the Company registered on the *Mercato Telematico Azionario* (Automated Share Market) managed and organized by the Borsa Italiana S.p.A. in the month prior to the allocation of the options by the Board of Directors (where "month prior" refers to the period from the date of assignment of the options, excluding that day, to the same day of the following month, it being understood that, for the purpose of calculating the mathematical average, only the trading days when the official price of the ordinary shares of the Company was actually registered on can be taken into account). b) in the event of increases in capital for the acquisition of equity investments (including merger or de-merger transactions) or businesses or branches of businesses active in sectors of strategic importance to the Company, the Board of Directors of the Company must decide on an issue price corresponding to the market value of the shares, taking into account the average stock

	exchange price of the Company shares over a significant period of time, or applying the most representative valuation criteria, for example, the stock exchange quotation method, the discounted cash flow method, or the multiple market method.
6. Shares 6.1 The share are nominative and freely transferable. This, however, excludes the release of share titles where the Company is bound by the system of obligatory dematerialization of issued financial instruments.	6. Shares 6.1 The share are nominative, **non-divisible,** and freely transferable. This, however, excludes the release of share titles where the Company is bound by the system of obligatory dematerialization of issued financial instruments. **6.2 The extraordinary shareholders' meeting can resolve upon the issuance of ordinary shares, special categories of shares or other financial instruments to be allocated to the employees of the Company or of its subsidiaries, pursuant to art. 2349 of the Civil Code.**
7. Bonds 7.1 The Company can issue bonds determining the means and conditions of placement, including bearer or nominative bonds, convertible or equity warrant, according to the powers established by the provisions of the relevant laws.	7. Bonds 7.1 The Company can issue bonds determining the means and conditions of placement, including bearer or nominative bonds, convertible or equity warrant, according to the powers established by the provisions of the relevant laws.
	TITLE III – SHAREHOLDERS' MEETING
8. Convocation 8.1 The Shareholders Meeting will take place in the Italian Republic, and may be outside the area of the Company head office, as provided for by law, wherever and whenever agreed by the Board of Directors, with notification signed by the Chairman containing information on the date, location, time and agenda for the meeting, to be published in the Gazzetta Ufficiale or the daily newspaper Il Sole24ore as required by law. The information will also give the date, location and time of the next subsequent meeting or at the very least the date of the next subsequent meeting. 8.2 The Shareholders meeting can be called, other than by the Board of Directors, at the request of several shareholders who represent at least a tenth of the share capital, as per art. 2367,	8. Convocation 8.1 The Shareholders Meeting will take place in the Italian Republic, and may be outside the area of the Company head office, as provided for by law, wherever and whenever agreed by the Board of Directors, with notification signed by the Chairman containing information on the date, location, time and agenda for the meeting, to be published in the Gazzetta Ufficiale or the daily newspaper Il Sole24ore as required by law. The information will also give the date, location and time of the next subsequent meeting or at the very least the date of the next subsequent meeting. 8.2 The Shareholders meeting can be called, other than by the Board of Directors, at the request of several shareholders who represent at least a tenth of the share capital, as per art.

final paragraph, of the Civil Code or by the Statutory Auditors (or at least 2 (two) members of the same).	2367, final paragraph, of the Civil Code or by the Statutory Auditors (or at least 2 (two) members of the same). **8.3 The Shareholders representing, also jointly, at least 1/40 of the share capital are entitled to claim, within 5 days as from the publication of the notice of call of the Shareholders' Meeting, that the list of the matters on the agenda be supplemented, mentioning in the request the additional proposed matters.** **At least ten days before the date fixed for the Shareholders'Meeting, the supplements to the list of the matters on the agenda that the Shareholders' Meeting will have to deal with, following the above requests, shall be made public in accordance with the same forms imposed for the publication of the notice of call.** **The integration is not allowed in relation to those matters upon which the Shareholders' Meeting, in accordance with the provisions of law, resolves upon proposal of the Directors or on the basis of a plan or upon a report that they have drawn up.**
9. The Right to Vote and Intervene 9.1 Each shareholder has one vote for every share held. 9.2 Shareholders can intervene in the Shareholders Meeting if at the date of the meeting they are in possession of the appropriate certificates given by authorized intermediaries as per the current regulations and if so previously advised to the Company 2 working days before the date of the Meeting as per art. 2370, second paragraph, of the Civil Code.	9. The Right to Vote and Intervene 9.1 Each shareholder has one vote for every share held. 9.2 Shareholders can intervene in the Shareholders Meeting ~~at the date of the meeting they are in possession of the appropriate certificates given by authorized intermediaries as per the current regulations and if so previously advised to the Company 2 working days before the date of the Meeting as per art. 2370, second paragraph, of the Civil Code.~~ **if the Company has received the relevant communication, by authorized intermediaries in accordance with the applicable provisions, within the term of 2** working days before the date of the Meeting.
9.3 Such deposition, conforming to the above, is valid for successive meetings.	9.3 ~~Such deposition, conforming to~~ **The above received communication, in compliance with** the above, is valid for successive meetings.
9.4 Every shareholder has the right to intervene in the Meeting, and can be represented, as provided for by law, by means of written proxy.	9.4 Every shareholder **being entitled** to intervene in the Meeting can be represented, as provided for by law, by means of written proxy.
9.5 It is the responsibility of the Chairman of the	9.5 It is the responsibility of the Chairman of

Meeting to verify the validity of the proxy and the general right to intervene in the Meeting.	the Meeting to verify the validity of the proxy and the general right to intervene in the Meeting.
10. The Chairmanship and Management of Responsibilities 10.1 The Meeting is presided over by the Chairman of the Board of Directors, or in his/her absence by the Vice Chairman (where appointed); in the presence of more than one Vice Chairmen, the meeting will be chaired by the Vice Chairman most senior in rank, or in the case of equal seniority, by the most senior in age. In the absence of one or all Vice Chairmen, the Meeting will be chaired by a person elected by the Meeting itself. 10.2 It is the responsibility of the person chairing the Meeting, who can use appropriate agencies, to verify the right to intervene in the Meeting and the validity of the proxy, to resolve potential objections and also to direct and control discussions ultimately establishing the duration of each intervention, also to establish voting order and procedures, all in respect of the regulation, previously determined by the Board of Directors and approved by the Meeting, governing the orderly and practical conduct of the same, whether in ordinary meeting or extra-ordinary meeting. 10.3 The Meeting will appoint a secretary who is not a shareholder, and, if deemed appropriate, two observers from among the shareholders. The discussions of the Meeting are verified by appropriate minutes signed by the Chairman, by the Secretary and potentially by the observers. The minutes should show the date of the meeting and by attachment, the names of the participants and the amount of capital represented by each; they should also show the procedure and results of the voting and, also by attachment, show the names of the shareholders in favour, abstaining, and objecting. At the request of the shareholders, the minutes must also outline their discussions relevant to the order of the day. 10.4 Where required by law or where the Chairman deems appropriate the minutes will be transcribed by a notary.	10. The Chairmanship and Management of Responsibilities 10.1 The Meeting is presided over by the Chairman of the Board of Directors, or in his/her absence by the Vice Chairman (where appointed); in the presence of more than one Vice Chairmen, the meeting will be chaired by the Vice Chairman most senior in rank, or in the case of equal seniority, by the most senior in age. In the absence of one or all Vice Chairmen, the Meeting will be chaired by a person elected by the Meeting itself. 10.2 It is the responsibility of the person chairing the Meeting, who can use appropriate agencies, to verify the right to intervene in the Meeting and the validity of the proxy, to resolve potential objections and also to direct and control discussions ultimately establishing the duration of each intervention, also to establish voting order and procedures, all in respect of the regulation, previously determined by the Board of Directors and approved by the Meeting, governing the orderly and practical conduct of the same, whether in ordinary meeting or extra-ordinary meeting. 10.3 The Meeting will appoint a secretary who is not a shareholder, and, if deemed appropriate, two observers from among the shareholders. The discussions of the Meeting are verified by appropriate minutes signed by the Chairman, by the Secretary and potentially by the observers. The minutes should show the date of the meeting and by attachment, the names of the participants and the amount of capital represented by each; they should also show the procedure and results of the voting and, also by attachment, show the names of the shareholders in favour, abstaining, and objecting. At the request of the shareholders, the minutes must also outline their discussions relevant to the order of the day. 10.4 Where required by law or where the Chairman deems appropriate the minutes will be transcribed by a notary.

11. Competencies and Majority 11.1 The ordinary Shareholders Meeting will agree the financial statement, appoint directors, Auditors, the Chairman of the Statutory Auditors, agree the fees of the directors and auditors, and debate on any other matter under their legal jurisdiction.	11. Competencies and Majority 11.1 The ordinary Shareholders Meeting will agree the financial statement, appoint directors, Auditors, the Chairman of the Statutory Auditors ~~agree~~ **fixes** the fees of the directors and auditors and,~~ debate on~~ **in compliance with the legislative prerequisites and conditions, it also provides for their revocation and resolves upon** any other matter under legal jurisdiction **of the ordinary Shareholders Meeting.**
11.2 The ordinary Meeting will be held at least once a year, within 120 (one hundred and twenty) days of the financial year end. The financial statement will be subject to approval by the Shareholders Meeting within 120 (one hundred and twenty) days of the financial year end or within 180 (one hundred and eighty) days where the Company holds consolidated accounts and in the event of particular requirements relative to the structure and objective of the Company.	11.2 The ordinary Meeting will be held at least once a year, within 120 (one hundred and twenty) days of the financial year end. The financial statement will be subject to approval by the Shareholders Meeting within 120 (one hundred and twenty) days of the financial year end or within 180 (one hundred and eighty) days where the Company holds consolidated accounts and in the event of particular requirements relative to the structure and objective of the Company.
11.3 The extra-ordinary Meeting will debate amendments to constitutive or legal acts, in addition to any other matter under their legal jurisdiction.	11.3 The extra-ordinary Meeting will debate amendments to constitutive or legal acts, in addition to any other matter under their legal jurisdiction.
11.4 The decisions of the Meeting are made by legal majorities and must be verified by minutes signed by the Chairman of the Meeting and by the secretary.	11.4 The decisions of the Meeting are made by legal majorities and must be verified by minutes signed by the Chairman of the Meeting and by the secretary.
12. Information to the Shareholders 12.1 The shareholders have the right to view all the acts from previous Meetings registered at the company head office and to obtain copies at their own expense.	12. Information to the Shareholders 12.1 The shareholders have the right to view all the acts from previous Meetings registered at the company head office and to obtain copies at their own expense.
	TITLE IV – MANAGEMENT BODY
13. Board of Directors: appointment 13.1 The Company, as per par.2 Section 6(2), Chapter 5, Volume 5, Book 5 of the Civil Code, is managed by a Board of Directors made up of between 7 (seven) and 15 (fifteen) members. The Shareholders Meeting will decide on the number of Board members, such number to remain the same until agreed differently.	13. Board of Directors: appointment 13.1 The Company, as per par.2 Section 6(2), Chapter 5, Volume 5, Book 5 of the Civil Code, is managed by a Board of Directors made up of between 7 (seven) and 15 (fifteen) members. The Shareholders Meeting will decide on the number of Board members, such number to remain the same until agreed differently.
13.2 Every shareholder who intends to propose candidates for the role of director, must deposit	13.**2** ~~Every shareholder who intends to propose candidates for the role of director, must deposit~~

at the head office, under penalty of disqualification, at least ten days before the proposed date of the Meeting at which nominations will be debated, a curriculum vitae containing a comprehensive report of the personal and professional attributes of each candidate.	~~at the head office, under penalty of disqualification, at least ten days before the proposed date of the Meeting at which nominations will be debated, a curriculum vitae containing a comprehensive report of the personal and professional attributes of each candidate.~~ **In order to be vested as Director, a person must possess the individual requisites as provided under the law. An appropriate number of Directors, in any case not lower than the one provided by the law, must possess the independence requisites it provides for.** **13.3 Directors are appointed by the ordinary Shareholders' Meeting on the basis of lists submitted by the Shareholders, whereby the candidates must be indexed by progressive numbering. Only the Shareholders representing, alone or together with other Shareholders, at least 1/40 of the share capital, have the right to submit the lists.** **Each Shareholder can submit or take part in the submission of only one list and each candidate will be entitled to present himself in one list only, otherwise resulting ineligible. Candidates not having the requisites as provided by the law or the by-laws (without prejudice to any other reason of forfeiture or ineligibility) cannot be inserted in the lists.** **Each list shall have to contain a number of candidates not exceeding the maximum number of Directors mentioned under art. 13.1 above; a minimum number of candidates, equal to the number as provided under the law, shall have to possess the independence requisites provided therein.** **The candidates' lists must be filed with the company's head office at least fifteen days before the date fixed for the Shareholder's Meeting and, accordingly, they must be forthwith publishes on the internet site of the Company at this latter's charge. Upon filing, they shall be accompanied by:** **A) exhaustive information on the personal and professional qualities of the candidates, as indicating their alleged independency qualification;** **B) a statement through which each**

	candidate accepts to be candidate and certifies under his/her own responsibility that there are no reasons of ineligibility or incompatibility provided under the law, as well as that he/she possesses all requisites provided by the law. C) a copy of the certificates delivered by authorized intermediaries and certifying the ownership of the number of shares required to file the lists. The lists or any candidate submission, the presentation of which do not comply with all the above provisions, except for those to be complied with by the Company, are deemed as non-submitted. All those having the right to vote can vote for only one list. The election of the Directors will proceed as follows: a) a number of Members of the Board representing the entirety of those to be appointed will be elected from the list having obtained the majority of the votes at the Shareholders' Meeting, on the basis of the same progressive numbering they have been mentioned in the list, less the minimum as reserved to the minority shareholders by the law. b) A number of Members of the Board equal to the minimum number set out under letter a) - unrelated in any manner whatsoever, also indirectly, to the list under letter a) above - will be elected from the list having obtained the second greatest number of votes at the Shareholders' Meeting, in accordance with the progressive numbering they have been mentioned in the list.In the event that, through the candidates elected in accordance with the above mentioned terms, the number of independent Members of the Board referred to under art. 13.2 above is not ensured, the last elected non-independent candidate(s) in the progressive numbering who has collected the greatest number of votes set out under the above letter a), shall be replaced by the first independent candidate(s), in accordance with the respective progressive numbering, non elected in the list or having registered or, if not sufficient, of the lists, having

	registered the majority of the votes. **In the event of several lists achieving repeatedly an equal number of votes, an equal number of Members of the Board shall be elected from each of the lists, always in accordance with the respective progressive number they have been mentioned therein.** **In the event that only one list is submitted or voted, then all Members of the Board shall be elected from such list.**
13.3 Directors are appointed for a maximum of three financial years, following which, as agreed by the Meeting of appointment, they may be available for re-election. Their role will expire on the date of the Shareholders Meeting called to approve the accounts relating to the final financial year of their appointment.	13. ~~3~~**4** Directors are appointed for a maximum of three financial years, following which, as agreed by the Meeting of appointment, they may be available for re-election. Their role will expire on the date of the Shareholders Meeting called to approve the accounts relating to the final financial year of their appointment.
13.4 Art. 2386 of the Civil Code provides for substitution in the event of a lack of one or more director.	13.~~4~~**5** Art. 2386 of the Civil Code provides for substitution in the event of a lack of one or more director.
	13.6 The above provisions of this article notwithstanding, if, for whatever reason, the Director or the Directors obtained under the minority lists cannot accept the office or, having it accepted, cease their office, the candidate or the candidates belonging to the same list shall replace such Director, according to their respective progressive numbering.
13.5 If for whatever reason the number of directors falls below target, the entire Board of Directors will be dismissed and the Shareholders Meeting must be called as early as possible by the remaining directors in order to establish an entire new Board.	**13.**~~5~~**7** If for whatever reason the number of directors falls below target, the entire Board of Directors will be dismissed and the Shareholders Meeting must be called as early as possible by the remaining directors in order to establish an entire new Board.
14. Board of Directors: function	14. Board of Directors: function
14.1 The Board will elect a Chairman from among its members and also can elect from among its members one or more Vice Chairmen who will deputise for the Chairman in the event of absence or impediment; in the presence of several Vice Chairmen and in the absence of or impediment to the Chairman, the most senior in rank will deputise, or the most senior in age in the event of equal seniority.	14.1 The Board will elect a Chairman from among its members and also can elect from among its members one or more Vice Chairmen who will deputise for the Chairman in the event of absence or impediment; in the presence of several Vice Chairmen and in the absence of or impediment to the Chairman, the most senior in rank will deputise, or the most senior in age in the event of equal seniority.
14.2 The Board of Directors will appoint from among its members one or more Managing Directors determining the relative rights and	14.2 The Board of Directors will appoint from among its members one or more Managing Directors determining the relative rights and

duties. The role of Managing Director can be undertaken by a Vice Chairman even if he is also General Manager as per art. 19.3. The Board of Directors can also appoint an Executive Committee, determining the relative rights and duties.	duties. The role of Managing Director can be undertaken by a Vice Chairman even if he is also General Manager as per art. 19.3. The Board of Directors can also appoint an Executive Committee, determining the relative rights and duties.
14.3 In both cases the Board of Directors will decide the timing, no less than every three months, of the half yearly and quarterly meetings, in addition to the Board meetings called to approve the end of year financial statement, through which such delegated bodies should report to the Board of Directors and to the Statutory Auditors on their activities in carrying out the proxies conferred on them, on the general progress of their management and anticipated development, on the transactions of major significance, in size or character, undertaken by the company and its subsidiaries, and, as regards the executive committee, also on the number of its members, on its duration and on the regulations under which they perform.	14.3 In both cases the Board of Directors will decide the timing, no less than every three months, of the half yearly and quarterly meetings, in addition to the Board meetings called to approve the end of year financial statement, through which such delegated bodies should report to the Board of Directors and to the Statutory Auditors on their activities in carrying out the proxies conferred on them, on the general progress of their management and anticipated development, on the transactions of major significance, in size or character, undertaken by the company and its subsidiaries, and, as regards the executive committee, also on the number of its members, on its duration and on the regulations under which they perform.
The Chairman of the Board of Directors, the Vice Chairman or Vice Chairmen (where appointed) and the Managing Director or Managing Directors have the right to be appointed to the executive committee.	The Chairman of the Board of Directors ~~the Vice Chairman or Vice Chairmen (where appointed)~~ and the Managing Director or Managing Directors have the right to be appointed to the executive committee.
15. Meetings of the Board	15. Meetings of the Board
15.1 The Board of Directors meetings will normally take place at the Company head office, but a change of venue can be advised in the meeting announcement. Meetings can also be held by video conference and/or teleconference, provided that the exact identity of those legitimately participating can be verified by the Chairman and the other participants, that every participant has the possibility of verbal intervention, in real time, in all topics, and the opportunity to receive or transmit documents; in all cases the Chairman and the Secretary should be present at the location of the meeting.	15.1 The Board of Directors meetings will normally take place at the Company head office, but a change of venue can be advised in the meeting announcement. Meetings can also be held by video conference and/or teleconference, provided that the exact identity of those legitimately participating can be verified by the Chairman and the other participants, that every participant has the possibility of verbal intervention, in real time, in all topics, and the opportunity to receive or transmit documents; in all cases the Chairman and the Secretary should be present at the location of the meeting.
15.2 The Board of Directors is summonsed on the initiative of the Chairman or at the written request of the Managing Director or one of the Managing Directors or of three Board members, by means of letter or telegraphic communication or telex or fax sent to the Board members and to the Auditors at least 3 working days before the	15.2 The Board of Directors is summonsed on the initiative of the Chairman or at the written request of the Managing Director or one of the Managing Directors or of three Board members, by means of letter or telegraphic communication or telex or fax sent to the Board

meeting. Where urgency is required the minimum length of time is reduced to forty-eight hours.	members and to the Auditors at least 3 working days before the meeting. Where urgency is required the minimum length of time is reduced to forty-eight hours. **Moreover, the Board can be called, after communication to the Chairman of the Board of Directors, by the Board of Statutory Auditors or, individually by each member of the Board of Statutory Auditors.**
The notice of assembly must advise the location, the date and the time of the meeting, as well as the list of items to discuss.	The notice of assembly must advise the location, the date and the time of the meeting, as well as the list of items to discuss.
15.3 The Board of Directors will be considered legitimately established even without summoning provided that all the Board members and regular Auditors are present.	15.3 The Board of Directors will be considered legitimately established even without summoning provided that all the Board members and regular Auditors are present.
16. Validity and recording of the minutes	16. Validity and recording of the minutes
16.1 The majority of appointed directors must be present for the deliberations of the Board to be valid.	16.1 The majority of appointed directors must be present for the deliberations of the Board to be valid.
16.2 The Board of Directors is presided over by the Chairman or, in his absence, the Vice Chairman, if nominated; in the presence of more than one Vice Chairman the meeting will be chaired by the most senior in rank of the Vice Chairmen, or in the case of equal ranking, the most senior in age; in the absence of the Chairman and of his Vice Chairman or Vice Chairmen, the meeting will be chaired by the Board member most senior in rank or, in the case of equal ranking, the most senior in age.	16.2 The Board of Directors is presided over by the Chairman or, in his absence, the Vice Chairman, if nominated; in the presence of more than one Vice Chairman the meeting will be chaired by the most senior in rank of the Vice Chairmen, or in the case of equal ranking, the most senior in age; in the absence of the Chairman and of his Vice Chairman or Vice Chairmen, the meeting will be chaired by the Board member most senior in rank or, in the case of equal ranking, the most senior in age.
16.3 The Board of Directors can appoint a Secretary, who can be chosen from outside the Board, and in which case has no voting rights.	16.3 The Board of Directors can appoint a Secretary, who can be chosen from outside the Board, and in which case has no voting rights.
16.4 The deliberations of the Board of Directors will be recorded in minutes by the Secretary, or in his/her absence by one of the Board members with the responsibilities of secretary; the minutes will be transcribed in an appropriate book and signed by the Secretary and the Chairman of the meeting. This book will be kept at the Company head office.	16.4 The deliberations of the Board of Directors will be recorded in minutes by the Secretary, or in his/her absence by one of the Board members with the responsibilities of secretary; the minutes will be transcribed in an appropriate book and signed by the Secretary and the Chairman of the meeting. This book will be kept at the Company head office.
17. Board of Directors: powers	17. Board of Directors: powers
17.1 The Board of Directors holds all powers for the ordinary and extra-ordinary management of the Company. They are responsible for all acts in practice of or appropriate to the pursuit of the company objective.	17.1 The Board of Directors holds all powers for the ordinary and extra-ordinary management of the Company. They are responsible for all acts in practice of or appropriate to the pursuit of the company objective.
The administrative body also holds the	

following powers: a) to agree mergers or de-mergers as provided for by art. 2505, 2505 (2) and 2506 (3), last paragraph, of the Civil Code; b) to establish or close ancillary offices; c) to select representative executives; d) to reduce share capital in the event of the withdrawal of shareholders; e) to supervise the by-laws and their regulatory provisions; f) to transfer the head office to another location within the Italian Republic;	The administrative body also holds the following powers: a) to agree mergers or de-mergers as provided for by art. 2505, 2505 (2) and 2506 (3), last paragraph, of the Civil Code; b) to establish or close ancillary offices; c) to select representative executives; d) to reduce share capital in the event of the withdrawal of shareholders; e) to supervise the by-laws and their regulatory provisions; f) to transfer the head office to another location within the Italian Republic;
17.2 The Board of Directors will decide by a majority vote of its members.	17.2 ~~The Board of Directors will decide by a majority vote of its members.~~ **The resolutions of the Board of Directors are adopted by absolute majority of the attending persons, except for the cases under which the law expressly requires a highest quorum. In the event of equality of votes, the Chairman has a casting vote.**
18. Chairman 18.1 The Chairman of the Board of Directors is the legal and procedural representative of the Company. The Chairman will report periodically to the Board of Directors on his ongoing activities. 18.2 In the interests of urgency the Chairman, with the proposal of the Managing Director or of one of the Managing Directors together with the Managing Director who made the proposal, may take any measure under the remit of the Board of Directors, reporting back to them at the next successive meeting. 18.3 The Board of Directors can also grant the representation and sanction of the company, including in judicial proceedings before a third party, with the same authorisation as indicated above, to the Vice Chairman and/or each of the Vice Chairmen and/or the Managing Director and/or each of the Managing Directors.	18. Chairman 18.1 The Chairman of the Board of Directors is the legal and procedural representative of the Company. The Chairman will report periodically to the Board of Directors on his ongoing activities. 18.2 In the interests of urgency the Chairman, with the proposal of the Managing Director or of one of the Managing Directors together with the Managing Director who made the proposal, may take any measure under the remit of the Board of Directors, reporting back to them at the next successive meeting. 18.3 The Board of Directors can also grant the representation and sanction of the company, including in judicial proceedings before a third party, with the same authorisation as indicated above, to the Vice Chairman and/or each of the Vice Chairmen and/or the Managing Director and/or each of the Managing Directors.
19. Managing Director and General Manager 19.1 The Managing Director or Managing Directors are appointed by the Board of Directors as per art. 14.2 of the current by-law. 19.2 The Managing Director or Managing Directors possess the powers granted to him/them by the Board of Directors. The	19. Managing Director and General Manager 19.1 The Managing Director or Managing Directors are appointed by the Board of Directors as per art. 14.2 of the current by-law. 19.2 The Managing Director or Managing Directors possess the powers granted to

Managing Director or each of the Managing Directors can make agenda proposals to the Chairman for discussion by the Board and the Executive Committee and can supervise the implementation of the relevant decisions of the corporate bodies.	him/them by the Board of Directors. The Managing Director or each of the Managing Directors can make agenda proposals to the Chairman for discussion by the Board and the Executive Committee and can supervise the implementation of the relevant decisions of the corporate bodies.
19.3 The Board of Directors can appoint one or more General Managers, who can be chosen from among the members of the Board of Directors, determining their rights, including the appointment of and the granting of a mandate to an attorney. The Board can confer the role of General Manager on a Managing Director, even where he/she is also currently a Vice Chairman as per art. 14.2 of the Civil Code. The Board of Directors can grant the Managing Director or each of the Managing Directors the right to appoint and remove one or more General Managers, with the power to delegate to them part of their respective powers and functions.	19.3 The Board of Directors can appoint one or more General Managers, who can be chosen from among the members of the Board of Directors, determining their rights, including the appointment of and the granting of a mandate to an attorney. The Board can confer the role of General Manager on ~~a~~ **the** Managing Director, **or on each of the Managing Directors,** even where he/she is also currently a Vice Chairman as per art. 14.2 of the Civil Code. The Board of Directors can grant the Managing Director or each of the Managing Directors the right to appoint and remove one or more General Managers, with the power to delegate to them part of their respective powers and functions.
19.4 The General Manager who does not simultaneously hold the position of Managing Director and is not a member of the Board of Directors, can attend the meetings of the Board of Directors and the Executive Committee, with the authority to express unrestricted opinions on the subjects under discussion.	19.4 The General Manager who does not simultaneously hold the position of Managing Director and is not a member of the Board of Directors, can attend the meetings of the Board of Directors and the Executive Committee, with the authority to express unrestricted opinions on the subjects under discussion.
	TITLE V – BOARD OF STATUTORY AUDITORS AND MANAGER IN CHARGE OF THE DRAWING UP OF THE ACCOUNTANCY DOCUMENTS
20. Statutory Auditors	20. **Appointment, composition and requirements of the Board of** Statutory Auditors
20.1 The Statutory Auditors are comprised of three regular Auditors and two deputies, appointed by the Shareholders Meeting.	20.1 The Statutory Auditors are comprised of three regular Auditors and two deputies, appointed by the Shareholders Meeting.
20.2 The auditors are appointed on the basis of lists presented to the Shareholders in which candidates are indexed by progressive numbering.	20.2 The auditors are appointed on the basis of lists presented ~~to~~ **by** the Shareholders in which candidates are indexed by progressive numbering, **where possible, specifying if the candidate presents himself/herself, as regular or deputy auditor.**
For this purpose, the Shareholders Meeting must be called with prior notification, as per art. 2366	~~For this purpose, the Shareholders Meeting must be called with prior notification, as per~~

of the Civil Code, no less than thirty days before the date set. The lists must be deposited at the head office and published in at least one daily national newspaper no less than ten days before the date set for the first meeting.	~~art. 2366 of the Civil Code, no less than thirty days before the date set.~~ The lists must be deposited at the head office and published in at least one daily national newspaper no less than ten days before the date set for the first meeting **and, accordingly, they must be forthwith published on the internet site of the Company at this latter's charge. Upon filing, they shall be accompanied by:** **A) exhaustive information on the personal and professional qualities of the candidates, on the acquired expertises and on their past experiences;** **B) a statement through which each candidate accepts to be candidate and certifies under his/her own responsibility that there are no reasons of ineligibility or incompatibility provided under the law, as well as that he/she possesses all requisites provided by the law.** **C) a copy of the certificates delivered by authorized intermediaries and certifying the ownership of the number of shares required to file the lists.**
Each Shareholder can put forward or contribute to only one list and each candidate can appear in only one list under penalty of disqualification. The number of candidates in each list must not be higher than the number of auditors indicated in the first paragraph of the current clause.	Each Shareholder can put forward or contribute to only one list and each candidate can appear in only one list under penalty of disqualification. The number of candidates in each list must not be higher than the number of auditors ~~indicated in the first paragraph of the current clause~~ **set out by art. 20.1 above.**
Only the Shareholders who singly or together with the other Shareholders represent at least 2% (two percent) of the shares with voting rights in ordinary meetings can present lists.	Only the Shareholders who singly or together with the other Shareholders represent at least 2% (two percent) of the shares with voting rights in ordinary meetings can present **lists or the different minimum percentage possible provided by the law.**
In order to substantiate entitlement to the number of shares necessary for the presentation of lists, the Shareholders must present and/or have delivered to the head office, at least two days before the date fixed for the Meeting in first summons, a copy of the certification in proof of the right to participate in the Meeting with respect to the rules of the current provisions. Before the above-mentioned respective deadlines, together with each list, each candidate must lodge a declaration accepting his own nomination and affirming, under his own	~~In order to substantiate entitlement to the number of shares necessary for the presentation of lists, the Shareholders must present and/or have delivered to the head office, at least two days before the date fixed for the Meeting in first summons, a copy of the certification in proof of the right to participate in the Meeting with respect to the rules of the current provisions.~~ ~~Before the above-mentioned respective deadlines, together with each list, each candidate must lodge a declaration accepting his own nomination and affirming, under his~~

responsibility, that there exists no cause for disqualification or incompatibility, as well as the existence of the necessary qualifications required by current legislation for their respective roles.	~~own responsibility, that there exists no cause for disqualification or incompatibility, as well as the existence of the necessary qualifications required by current legislation for their respective roles.~~
In order to ensure the presence in the Auditory body of persons of particular ability and experience, the presented lists should contain, at the end or in attachment, a description of the professional profile of the nominee, and of their proficiency and experience.	~~In order to ensure the presence in the Auditory body of persons of particular ability and experience, the presented lists should contain, at the end or in attachment, a description of the professional profile of the nominee, and of their proficiency and experience.~~
	The lists **or any candidate submission, the presentation of** which do not comply with all the above **provisions, except for those to be complied with by the Company,** are **deemed as non-submitted.**
Those lists which do not comply with all the requirements above are considered ineligible.	~~Those lists which do not comply with all the requirements above are considered ineligible.~~
All those having the right to vote can vote for only one list.	All those having the right to vote can vote for only one list.
The selection of the Auditors will proceed as follows:	The selection of the Auditors will proceed as follows:
a) 2 (two) auditors will be elected from the list which achieves the majority of the Shareholders' votes	a) 2 (two) **regular and 1 (one) deputy** auditor(s) will be elected from the list which achieves the majority of the Shareholders' votes**, following the progressive numbering of the list in case the candidates to regular auditor and deputy auditor have not been duly distinguished;**
b) the remaining auditor will be elected from the list which has the second highest number of votes and the person who obtained the most votes from this list will be elected.	b) the remaining **regular and deputy** auditors will be elected from the list which has the second highest number of votes~~, and the person who obtained the most votes from this list will be elected~~ **following the progressive numbering of the list in case the candidates to regular auditor and deputy auditor have not been duly distinguished. The regular auditor elected from such list will be Chairman of the Board of the Statutory Auditors.**
In the event of lists achieving an equal number of votes, there will be a new vote of the whole Meeting and the person obtaining the majority of the votes will be elected. In the event of an equal number of votes achieved by persons on the same list, the most senior in age of these will be elected.	In the event ~~of lists achieving an equal number of votes, there will be a new vote of the whole Meeting and the person obtaining the majority of the votes will be elected. In the event of an equal number of votes achieved by persons on the same list, the most senior in age of these will be elected.~~
However if, for whatever reason, one or more auditors cannot be appointed according to the above rules, the current regulations of the law	~~However if, for whatever reason, one or more auditors cannot be appointed according to the above rules, the current regulations of the law~~

will be applied. The deputy auditors will be taken from the list which obtained the majority votes.	~~will be applied.~~ ~~The deputy auditors will be taken from the list which obtained the majority votes.~~ **that, for whatever reason, the regular Auditor elected from one list cannot accept the office or, having it accepted, ceases such office, the deputy Auditor elected from the same list shall replace such Auditor, this latter being replaced in his/her turn, as deputy auditor, by the candidate belonging to the same list and expressly indicated as such or, alternatively, following the relevant progressive numbering.** **In the event that only one list is submitted or voted, all auditors, both regular and deputy, shall be elected therefrom.**
The Chairman of the Statutory Auditors will be chosen from the majority list; each presented list should indicate which of its members is designated as Chairman. 20.3 In compliance with the decree of the Ministry of Justice no. 162 of 30 March 2000, section 1, paragraph 1, at least one of the regular Auditors, out of a total of 3, or at least two if the total number is higher than 3, and in both cases at least one of the deputy Auditors, must be chosen from the Register of Accountancy Auditors and must have at least three years practice as a legal auditor. The Auditors not in possession of the requirements of paragraph 1 of the aforementioned Decree must be chosen from those which have a total of at least three years experience of: a) Management experience or executive responsibility in a limited company with share capital not less than two million euros; or b) Professional experience or university teaching in judicial, economic, financial or technical scientific subjects, directly pertinent to the activity of the company; or c) Management positions in public bodies or public administrations operating in the credit, financial and insurance sectors or in sectors directly pertinent to the activity of the company. As per the provisions of paragraph 2, section b) and c) and paragraph 3 of the aforementioned Decree the following subjects and activities are considered directly pertinent to those of the company:	~~The Chairman of the Statutory Auditors will be chosen from the majority list; each presented list should indicate which of its members is designated as Chairman.~~ 20.3 In compliance with the decree of the Ministry of Justice no. 162 of 30 March 2000, section 1, paragraph 1, at least one of the regular Auditors, out of a total of 3, or at least two if the total number is higher than 3, and in both cases at least one of the deputy Auditors, must be chosen from the Register of Accountancy Auditors and must have at least three years practice as a legal auditor. The Auditors not in possession of the requirements of paragraph 1 of the aforementioned Decree must be chosen from those which have a total of at least three years experience of: a) Management experience or executive responsibility in a limited company with share capital not less than two million euros; or b) Professional experience or university teaching in judicial, economic, financial or technical scientific subjects, directly pertinent to the activity of the company; or c) Management positions in public bodies or public administrations operating in the credit, financial and insurance sectors or in sectors directly pertinent to the activity of the company. As per the provisions of paragraph 2, section b) and c) and paragraph 3 of the aforementioned Decree the following subjects and activities are considered directly pertinent to those of the company:

– administrative law – public law – public economic – economic political law – financial sciences – management – statistics – information technology	– administrative law – public law – public economic – economic political law – financial sciences – management – statistics – information technology
20.4 according to the provisions of the law regarding situations of incompatibility, those who already hold the position of regular auditor in more than five companies quoted on the regular Italian stock exchange, excluding companies involved directly or indirectly with the Company, cannot be nominated as Auditors and if elected will be debarred from the role.	20.4 according to the provisions of the law regarding situations of incompatibility, those who already hold the position of regular auditor in more than five companies quoted on the regular Italian stock exchange, excluding companies involved directly or indirectly with the Company, cannot be nominated as Auditors and if elected will be debarred from the role. **The above without prejudice to the various limits to the plurality of offices provided under the law, in which case shall be accepted in the least of the possible extent.**
20.5 The appointment of Auditors to the body of Statutory Auditors under art. 2401 of the Civil Code, will be agreed by the Shareholders Meeting by legal majority, except for the rights of nomination and designation as per the second paragraph.	20.5 The appointment of Auditors to the body of Statutory Auditors under art. 2401 of the Civil Code, will be agreed by the Shareholders Meeting by legal majority, except for the rights of nomination and designation as per the second paragraph.
20.6 The Auditors will remain in office for three financial years ending on the date of the meeting called for the approval of the financial statement relating to the third financial year of their appointment. Auditors can serve for one or more term of office.	20.6 The Auditors will remain in office for three financial years ending on the date of the meeting called for the approval of the financial statement relating to the third financial year of their appointment. Auditors can serve for one or more term of office.
20.7 The Statutory Auditors will meet at least every 90 (ninety) days on the initiative of any one of the Auditors. The meeting will be legally established in the presence of the majority of the auditors and will resolve with the majority of the members present being in favour. Meetings can also be held by video conference and/or teleconference, provided that the exact identity of those legally taking part can be verified by the Chairman and the other participants, that all participants have the potential to verbally intervene, in real time, in all discussions, and have the ability to receive or transmit documents; however, the Chairman and the person recording the minutes must be present at the location of the meeting.	20.7 The Statutory Auditors will meet at least every 90 (ninety) days on the initiative of any one of the Auditors. The meeting will be legally established in the presence of the majority of the auditors and will resolve with the majority of the members present being in favour. Meetings can also be held by video conference and/or teleconference, provided that the exact identity of those legally taking part can be verified by the Chairman and the other participants, that all participants have the potential to verbally intervene, in real time, in all discussions, and have the ability to receive or transmit documents; however, the Chairman and the person recording the minutes must be present at the location of the meeting.
21. The Statutory Auditors Report 21.1 The Board of Directors, or their delegated	21. The Statutory Auditors Report

executives, will make timely reports to the Statutory Auditors, no less than quarterly, on their ongoing activities and on major economic, financial and property transactions undertaken by the Company or inter-group companies; reporting in particular on transactions in which they have a interest, directly or as a third party, or those which can have an influence on the management and coordination of the Company. This information will be communicated verbally by the directors to the Statutory Auditors at the appropriate meeting with the directors, or at the meeting of the Board of Directors or at the meeting of the Statutory Auditors as per art. 2404 of the Civil Code, or by transmission of written reports, with a frequency not less than quarterly, which will be kept in the book referred to in section 5 of art. 2421 of the Civil Code. 21.2 The frequency of the meetings of the Board also intends to encourage a united approach to the exercise of all the rights delegated by the Board of Directors to the executive committee, if appointed, to the Chairman, to the Vice Chairman or Vice Chairmen and to the Managing Director or the Managing Directors.	21.1 The Board of Directors, or their delegated executives, will make timely reports to the Statutory Auditors, no less than quarterly, on their ongoing activities and on major economic, financial and property transactions undertaken by the Company or inter-group companies; reporting in particular on transactions in which they have a interest, directly or as a third party, or those which can have an influence on the management and coordination of the Company. This information will be communicated verbally by the directors to the Statutory Auditors at the appropriate meeting with the directors, or at the meeting of the Board of Directors or at the meeting of the Statutory Auditors as per art. 2404 of the Civil Code, or by transmission of written reports, with a frequency not less than quarterly, which will be kept in the book referred to in section 5 of art. 2421 of the Civil Code. 21.2 The frequency of the meetings of the Board also intends to encourage a united approach to the exercise of all the rights delegated by the Board of Directors to the executive committee, if appointed, to the Chairman, to the Vice Chairman or Vice Chairmen and to the Managing Director or the Managing Directors. **22. Manager in charge of the drawing up of the accountancy documents** **The Board of Directors, upon mandatory consultation with the Board of Statutory Auditors, appoints a manager in charge of the drawing up of the accountancy documents among those managers having requisites and personal and professional qualifications, in case required by provisions of law or by corporate governance codes issued by stock exchange regulators where financial instruments issued by the Company are admitted to trading, and confer on such manager adequate authority and equipments to perform the duties assigned to him in accordance with the provisions of law. The manager in charge of the drawing up of the accountancy documents may be revoked by resolution of the Board of Directors upon mandatory**

	consultation with the Board of Statutory Auditors.
	TITLE VI – FINANCIAL ACCOUNTS AND PROFITS
22. Statement of Year End Accounts 22.1 The financial accounts will close annually on 31 December. 22.2 The ordinary Shareholders Meeting should be called within 120 (one hundred and twenty) days of the closing of the company year end for the approval of the financial statement except as provided for in the previous clause 11.2	**2~~2~~3**. Statement of Year End Accounts **2~~2~~3**.1 The financial accounts will close annually on 31 December. **2~~2~~3**.2 The ordinary Shareholders Meeting should be called within 120 (one hundred and twenty) days of the closing of the company year end for the approval of the financial statement except as provided for in the previous clause 11.2
23. Profits 23.1 Relative to the net profits of each financial year as per the approved financial statement: a) a minimum of 5%, but not exceeding a fifth of the share capital, is retained in legal reserves; b) the remainder is subject to the decision of the Shareholders Meeting. 23.2 The Board of Directors can, during the course of the financial year, distribute advances on dividend between the shareholders.	**2~~3~~4**. Profits **2~~3~~4**.1 Relative to the net profits of each financial year as per the approved financial statement: a) a minimum of 5%, but not exceeding a fifth of the share capital, is retained in legal reserves; b) the remainder is subject to the decision of the Shareholders Meeting. **2~~3~~4**.2 The Board of Directors can, during the course of the financial year, distribute advances on dividend between the shareholders.
	TITLE VII – WINDING UP, LIQUIDATION AND WITHDRAWAL
24. Winding up and Liquidation 24.1 The Company will be wound up for reasons contained in art. 2484 of the Civil Code. 24.2 Reaching an agreement on the liquidation of the Company at whatever time, the Shareholders Meeting will establish the means of the liquidation and will nominate one or more receivers, and decide on their relative powers and fees.	**2~~4~~5**. Winding up and Liquidation **2~~4~~5**.1 The Company will be wound up for reasons contained in art. 2484 of the Civil Code. **2~~4~~5**.2 Reaching an agreement on the liquidation of the Company at whatever time, the Shareholders Meeting will establish the means of the liquidation and will nominate one or more receivers, and decide on their relative powers and fees.
25. Withdrawal 25.1 Shareholders who are not party to the approval of resolutions regarding the extension of the duration have no right of withdrawal. However, the Company being subject to management and coordination as per art. 2497	**2~~5~~6**. Withdrawal **2~~5~~6**.1 Shareholders who are not party to the approval of resolutions regarding the extension of the duration have no right of withdrawal. However, the Company being subject to management and coordination as per art. 2497

and subsequent amendments of the Civil Code, the shareholders instead hold the right of withdrawal according to the assumptions of art. 2497(4) of the Civil Code.	and subsequent amendments of the Civil Code, the shareholders instead hold the right of withdrawal according to the assumptions of art. 2497(4) of the Civil Code.
	TITLE VIII – TRANSITIONAL AND FINAL REGULATIONS
26. Residency of the Shareholders – Conventional Forum	2~~6~~**7**. Residency of the Shareholders – Conventional Forum
26.1 The domicile of the shareholders as opposed to the Company, for all legal purposes, will be in the place chosen by the Register of Shareholders. All disputes between the shareholders and the Company will be decided by the Judicial Authority of the district in which the legal head office of the Company is situated.	2~~6~~**7**.1 The domicile of the shareholders as opposed to the Company, for all legal purposes, will be in the place chosen by the Register of Shareholders. 2~~6~~**7.2** All disputes between the shareholders and the Company will be decided by the Judicial Authority of the district in which the legal head office of the Company is situated.
27. Referral 27.1 Anything not provided for in these by-laws will be referred to the rules of law.	2~~7~~**8**. Referral 2~~7~~**8**.1 Anything not provided for in these by-laws will be referred to the rules of law.
Signature: Rosario Bifulco Notary Dr. Ignazio de Franchis (herein the seal)	Signature: Rosario Bifulco Notary Dr. Ignazio de Franchis (herein the seal)

3. DECLARATIONS OF THE BOARD OF DIRECTORS AS TO THE OCCURRENCE OR NON OCCURRENCE OF SHAREHOLDERS' RIGHT TO WITHDRAW

The proposals for amendment described here above do not legitimate any shareholder to withdraw from the Company pursuant to art. 2437 of the Italian Civil Code.

*** ***

Dear Shareholders,

based on the foregoing, the Board of Directors hereby proposes as follows:

"Lottomatica Shareholders Extraordinary Meeting:

- having examined and discussed the report of the Board of Directors;
- having acknowldged the proposed amendments to the By-Laws;

resolved

1. to amend arts. 2.2, 3.1, 5.1, 6.1, 8.3, 9.2, 9.3, 9.4, 11.1, 13, 15.2, 17.2, 19.3, 19.4, 20 of the By-Laws in accordance with the above said report;
2. to introduce new art. 22 headed "Manager engaged to prepare corporate financial statements and reports", and to renumber the following arts.;
3. to divide the By-laws sheme into 8 parts;
4. to grant the Chairman Mr. Lorenzo Pellicioli, the Managing Director – General Manager – CEO Mr. Bruce Turner and the Managing Director – General Manager Mr. Marco Sala such powers, to be severally exercised even through third parties, as to do anything necessary for purposes of executing the above said resolutions and to carry out all the consequent activities, including the enrollment with the register of enterprises pursuant to Section 2436 of the Civil Code and the faculty to amend the Directors' report in the event of any such request from the competent Authorities or if anyway held necessary or appropriate.

Rome, September 11, 2006

Lottomatica S.p.A.
For the Board of Directors

The Chairman

RECEIVED
2005 SEP 22 P 12:-5
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ATTACHMENT (16.2)

LOTTOMATICA S.p.A.

Registered office at Viale del Campo Boario, 56/d, Rome

Paid-up capital stock Euro 150.212.152

Rome Companies' Register, VAT and Tax Code no. 08028081001

Subject to the direction and control of De Agostini S.p.A.

ILLUSTRATIVE REPORT OF THE BOARD OF DIRECTORS ON THE PROPOSALS INCLUDED ON THE AGENDA OF THE EXTRAORDINARY STOCKHOLDERS' MEETING CALLED FOR 18 AND 19 OCTOBER 2006 IN RESPECTIVELY FIRST AND SECOND CALL

Point [•] on the agenda: *"Revocation of the resolution made by stockholders in the extraordinary general meeting held on September 21, 2005, whose object was to allocate powers to the Board of Directors, pursuant to article 2443, paragraph 2, of the Italian Civil Code, to increase capital stock by consideration. Delegation of powers to the Board of Directors, pursuant to article 2443, paragraph 2 of the Italian civil code, to increase capital stock, on one or more occasions, with the exclusion of the option rights pursuant to article 2441, paragraph 4, second sentence, of the Italian civil code, to be used for one or more stock option plans reserved for the directors and/or employees of Lottomatica S.p.A. and/or its subsidiaries and/or to be used to acquire equity investments (including by mergers and demergers) or companies or businesses. Consequent amendment to article 5 of the company's bylaws. Related and consequent resolutions"*

Ladies and Gentlemen,

We remind you that pursuant to article 5.2 of the company's bylaws, "*in the event of an increase of capital stock by consideration, option rights may be excluded through a resolution of shareholders in general meeting or, in the case that it has been delegated, by a resolution of the board of directors, within the limits and by the means provided in article 2441, paragraph 4, second sentence, of the Italian civil code*". In substance, the bylaws provide, in compliance with article 2441, paragraph 4, second sentence, of the Italian civil code, that the option rights may be excluded up to the limit of ten per cent of pre-existing capital stock, on condition that the issue price corresponds to the market value of the shares and that this is confirmed in an appropriate report of the auditors.

The Board of Directors of your company believes it appropriate that the legislation incorporated into article 5.2 of the current bylaws be used to allocate to the Board the possibility of resolving increases in capital to be used for one or more stock option plans reserved for the directors and/or employees of Lottomatica S.p.A. and/or its subsidiaries (including the stock option plan reserved for employees as per point [•] of the agenda of the Ordinary

Stockholders' Meeting) and/or to be used to acquire equity investments (including by mergers and demergers) or companies or businesses.

In this respect, it is recalled that stockholders in Extraordinary Meeting on September 21, 2005 resolved, amongst other things, to delegate the Board of Directors with the power for five years to increase stock capital for consideration by up to a nominal maximum of Euro 8,326,520, with the exclusion of option rights pursuant to article 2441, paragraph 4, second sentence of the Italian civil code, to be used to acquire equity investments or companies or businesses, without limit, and/or to be used for one or more stock option plans reserved for the directors of the company and for the managers of the company and/or its subsidiaries, by up to a maximum of 20% per year, equal to Euro 1,205,777.60 for the first year and Euro 1,780,185.60 for each subsequent year, without the possibility of being able to carry forward any unused portion in any given year to be used in future years together with the portions attributable to those years. As of today, the Board of Directors has not yet availed itself of the possibility allocated to it under this stockholders' resolution.

The Board of Directors is nevertheless proposing - in the light of the notable increase of the company's capital stock (which is now such as to enable a higher amount to be delegated) and the increased number of the employees of the Lottomatica group (the potential beneficiaries of the stock option plan) consequent upon the acquisition of GTECH Holdings Inc. - that a new delegation of powers to increase share capital be resolved pursuant to the laws and regulations referred to above, subject to the formal revocation of the delegation of powers resolved on September 21, 2005 mentioned shortly before. In addition, it is proposed that the stock option plans for which amongst other things the delegated new increases of capital can be resolved, should be reserved for broader categories of beneficiaries, including also directors of subsidiaries of Lottomatica S.p.A. and employees who are not necessarily in the managerial category (*dirigenti*).

Taking into consideration the above matters, you have been called to a stockholders' meeting to discuss and approve the delegation of powers to the

Board of Directors, pursuant to article 2443, paragraph 2, of the Italian civil code, for a period of five years from the date that the resolution is passed, to increase capital stock for consideration, on one or more occasions, by up to a nominal maximum of 10% of the subscribed capital at the date of the stockholders' meeting, with the exclusion of the option rights pursuant to article 2441, paragraph 4, second sentence, of the Italian civil code, to be used for one or more stock option plans reserved for the directors and/or employees of Lottomatica S.p.A. and/or its subsidiaries, up to a maximum of 33% of said amount per year with the possibility of being able to carry forward any unused portion in any given year to be used in future years together with the portions attributable to those years, and/or to be used to acquire equity investments (including by mergers and demergers) or companies or businesses which operate in sectors of strategic interest to the company, with no annual limit.

Any increases in capital stock that may be resolved by the Board of Directors in carrying out the delegated powers submitted for your approval will lead the company's stockholders to lose their option rights, but the sacrifice requested to them in terms of the dilution of their respective stockholdings, in the opinion of this Board of Directors, will be more than compensated by the benefits connected with the purposes of the capital increases and by precise requirements of corporate interest.

Referring in the first place to the stock option plans, the participation in the capital of Lottomatica S.p.A of persons having strategic and determinant roles in the success of the company and of the group responding to the company, or in any event of employees of the group, embodies a continuing incentive to make the company grow in value and an important factor in creating loyalty, judging also from the positive experience of previous years. We remind you in any event that in accordance with article 114 bis, paragraph 1, first part, of Legislative Decree no. 58/1998, stock option plans for which delegated increases in share capital can be resolved must be and shall be approved by stockholders in general meeting.

Secondly, the reasons supporting the suitability of delegating powers to the Board of Directors also to resolve increases in capital to be used to acquire equity investments (including by mergers and demergers) or companies or businesses which operate in sectors of strategic interest to the company, remain unchanged. These reasons consist in the need of the company to be in a position to respond in an efficient, timely and flexible manner to any opportunities that may arise to expand activities externally within the term provided for passing such a resolution.

As regards the issue price of the shares arising from the increases of capital that may be resolved by the Board of Directors in carrying out its delegated powers, we remind you that article 2441, paragraph 4, second sentence, of the Italian civil code, establishes as a means of protection for stockholders that the issue price must correspond to the market value of the shares and that this shall be confirmed in an appropriate report of the company's auditors.

The Board of Directors must therefore establish the issue price each time that it exercises its delegated powers, in compliance with the provisions of article 2441, paragraph 4, second sentence of the Italian civil code, and the report of the auditors shall be similarly requested each time that an increase in share capital is resolved by the Board of Directors in exercising its delegated powers.

In any event, it is believed opportune that stockholders in general meeting indicate from right now the criteria to be followed by the Board from time to time in determining the issue price of the shares, in a manner that may differ as to the various purposes for which the delegated increases in capital will be used. In particular, it is proposed that:

(i) in the case of increases in capital to be used for one or more stock option plans reserved for the directors and/or employees of Lottomatica S.p.A. and/or its subsidiaries, the company's Board of Directors shall determine an issue price that corresponds to the market price of the shares, taking into account the average stock exchange price of the company's shares over a significant period of time, and

which in any case shall not be lower than the arithmetic average of the official price of the company's ordinary shares on the Milan Stock Exchange in the month preceding the granting of the options by the Board of Directors (by preceding month is meant the period from the date on which the options are granted, excluding that date, to the same day of the preceding month, without changing the fact that for the purposes of determining the arithmetic average only those days on which the stock exchange is open and an official price of the company's share is actually quoted shall be taken into account during that period);

(ii) in the case of increases in capital to be used to acquire equity investments (including by mergers and demergers) or companies or businesses which operate in sectors of strategic interest to the company, the Board of Directors shall determine an issue price that corresponds to the market price of the shares, taking into account the average stock exchange price of the company's shares over a significant period of time, or by applying the most representative valuation criteria, such as, for example, the stock exchange quotation method, the discounted cash flow method or the method of market multiples.

No withdrawal rights pursuant to article 2437 of the Italian civil code apply with regard to the resolutions.

*** ***

If the stockholders' meeting agrees with the matters proposed, it is invited to approve the following resolutions:

" The Extraordinary Stockholders' Meeting of Lottomatica S.p.A.

- *having examined the illustrative report of the Board of Directors and the proposals contained therein, and*
- *having seen the representation of the Board of Statutory Auditors that the present share capital is fully paid up*

resolves

I. *to repeal the resolution of the Extraordinary Stockholders' Meeting of September 21, 2005, whose subject matter was to delegate powers to the Board of Directors, pursuant to article 2443, paragraph 2, of the Italian civil code, to increase capital stock by consideration with the exclusion of the option rights pursuant to article 2441, paragraph 4, second sentence, of the Italian civil code;*

II. *to delegate powers to the Board of Directors, pursuant to article 2443, paragraph 2, of the Italian civil code, for a period of five years from the date of this resolution, to increase capital stock by consideration, on one or more occasions, up to a maximum nominal amount of Euro [•]* ***[an amount equal to 10% of subscribed capital at the date of the stockholders' meeting]****, with the exclusion of the option rights pursuant to article 2441, paragraph 4, second sentence, of the Italian civil code, to be used for one or more stock option plans reserved for the directors and/or employees of Lottomatica S.p.A. and/or its subsidiaries, up to a maximum of 33% per year with the possibility of being able to carry forward any unused portion in any given year to be used in future years together with the portions attributable to those years, and/or to be used to acquire equity investments (including by mergers and demergers) or companies or businesses which operate in sectors of strategic interest to the company, with no annual limit.*

III. *that the Board of Directors, in compliance with the provisions of article 2441, paragraph 4, second sentence, of the Italian civil code, shall establish the issue price of the shares by conforming to the following criteria:*

(i) *in the case of increases in capital to be used for one or more stock option plans reserved for the directors and/or employees of Lottomatica S.p.A. and/or its subsidiaries, the company's Board of Directors shall determine an issue price that corresponds to the market price of the shares, taking into account the average stock exchange price of the company's shares over a significant period of time, and which in any case shall not be lower than the arithmetic average of the official price of the company's ordinary shares on the Milan Stock Exchange in the month preceding the granting of the options by the Board of Directors (by preceding month is meant the period from the date on which the options are granted, excluding that date, to the same day of the preceding month, without changing the fact that for the purposes of determining the arithmetic average only those days on which the stock exchange is open and an official price of the company's share is actually quoted shall be taken into account during that period);*

(ii) *in the case of increases in capital to be used to acquire equity investments (including by mergers and demergers) or companies or businesses which operate in sectors of strategic interest to the company, the Board of Directors shall determine an issue price that corresponds to the market price of the shares, taking into account the average stock exchange price of the company's shares over a significant period of time, or by applying the most representative valuation criteria, such as, for example, the stock exchange quotation method, the discounted cash flow method or the method of market multiples;*

IV. *to amend article 5 of the company's bylaws as follows:*

Article 5 (Capital stock) – Present text	***Article 5 (Capital stock) – Proposed text***

5.1 (omitted) *5.2 (omitted)* *5.3 The extraordinary stockholders' meeting of September 21, 2005 resolved, starting from the effective date of the merger of Fineurogames S.p.A. and Lottomatica S.p.A. into the company:* *(i) (omitted)* *(ii) (omitted)* *(iii) (omitted)* *(iv) (omitted)* *(v) (omitted)* *(vi) (omitted)* *(vii) to provide delegated powers to the board of directors, pursuant to article 2443, paragraph 2, of the Italian civil code, for a period of five years from the date of the resolution, to increase share capital for consideration, on one or more occasions, by a maximum nominal amount of Euro 8,326,520.00 (eight million three hundred and twenty six thousand five hundred and twenty), with the exclusion of the option rights pursuant to article 2441, paragraph 4, second sentence of the Italian civil code, to be used to acquire equity investments (including by mergers and demergers) or companies or businesses, without limit, and/or to be used for one or more stock option plans reserved for the directors of the company and for the managers of the company and/or its subsidiaries, by up to a maximum of 20% per year, equal to Euro 1,205,777.60 (one million two hundred and five thousand seven hundred and seventy seven point sixty) for the first year and Euro 1,780,185.60 (one million seven hundred and eighty thousand one hundred and eighty five point sixty) for each subsequent year, without the possibility of being able to carry forward any unused portion in any given year to be used in future years together with the portions attributable to those years. In compliance with the provisions of article 2441, paragraph 4, second sentence of the Italian Civil Code, the board of directors shall establish the issue price by conforming to the following criteria:* *a) in the case of increases in capital to be used for one or more stock option plans reserved for the directors of the company and for the managers of the company and/or its subsidiaries, the company's*	*5.1 (unchanged)* *5.2 (unchanged)* *5.3 The extraordinary shareholders' meeting of September 21, 2005 resolved, starting from the effective date of the merger of Fineurogames S.p.A. and Lottomatica S.p.A. into the company:* *(i) (unchanged)* *(ii) (unchanged)* *(iii) (unchanged)* *(iv) (unchanged)* *(v) (unchanged)* *(vi) (unchanged)* ***(vii) cancelled***

Board of Directors shall determine an issue price that corresponds to the market price of the shares, taking into account the average stock exchange price of the company's shares over a significant period of time, and which in any case shall not be lower than their normal value according to applicable fiscal legislation (the normal value shall be equal to the arithmetic average of the official price of the company's ordinary shares on the Milan Stock Exchange in the month preceding the granting of the options by the Board of Directors; by "preceding month" is meant the period from the date on which the options are granted, excluding that date, to the same day of the preceding month, without changing the fact that for the purposes of determining the arithmetic average only those days on which the stock exchange is open and an official price of the company's share is actually quoted shall be taken into account during that period); *b) in the case of increases in capital to be used to acquire equity investments (including by mergers and demergers) or companies or businesses which operate in sectors of strategic interest to the company, the board of directors shall determine an issue price that corresponds to the market price of the shares, taking into account the average stock exchange price of the company's shares over a significant period of time, or by applying the most representative valuation criteria, such as, for example, the stock exchange quotation method, the discounted cash flow method or the method of market multiples.* *5.4 (omitted)*	 *5.4 (unchanged)* ***5.5 On September [•], 2006 the stockholders' extraordinary meeting resolved to delegate powers to the Board of Directors, pursuant to article 2443, paragraph 2, of the Italian civil code, for a period of five years from the date of the resolution, to increase capital stock by consideration, on one or more occasions, up to a maximum nominal amount of Euro [•]*** *[an amount equal to 10% of subscribed capital at the date of the stockholders' meeting]*, ***with the exclusion of the option rights pursuant to article 2441, paragraph 4, second sentence, of the Italian civil code, to be used for one or***

	more stock option plans reserved for the directors and/or employees of Lottomatica S.p.A. and/or its subsidiaries, up to a maximum of 33% per year with the possibility of being able to carry forward any unused portion in any given year to be used in future years together with the portions attributable to those years, and/or to be used to acquire equity investments (including by mergers and demergers) or companies or businesses which operate in sectors of strategic interest to the company, with no annual limit. The Board of Directors, in compliance with the provisions of article 2441, paragraph 4, second sentence, of the Italian civil code, shall establish the issue price of the shares by conforming to the following criteria: *a) in the case of increases in capital to be used for one or more stock option plans reserved for the directors and/or employees of Lottomatica S.p.A. and/or its subsidiaries, the company's Board of Directors shall determine an issue price that corresponds to the market price of the shares, taking into account the average stock exchange price of the company's shares over a significant period of time, and which in any case shall not be lower than the arithmetic average of the official price of the company's ordinary shares on the Milan Stock Exchange in the month preceding the granting of the options by the Board of Directors (by preceding month is meant the period from the date on which the options are granted, excluding that date, to the same day of the preceding month, without changing the fact that for the purposes of determining the arithmetic average only those days on which the stock exchange is open and an official price of the company's share is actually quoted shall be taken into account during that period);* *b) in the case of increases in capital to be used to acquire equity investments (including by mergers and demergers) or companies or businesses which operate in sectors of strategic interest to the company, the Board of Directors shall determine an issue price that corresponds to the market price of the shares, taking into account the average stock exchange price of the company's shares over a significant period of time, or by applying*

	the most representative valuation criteria, such as, for example, the stock exchange quotation method, the discounted cash flow method or the method of market multiples.

V. *to entrust the Chairman and the Managing Director or Managing Directors in office pro tempore, also severally amongst themselves, with every power required to make the changes to article 5 of the company's bylaws resulting from the resolution, execution and finalization of the delegated increases in capital, arranging for all the steps to be taken and notices to be given in accordance with law;*

VI. *to entrust the Chairman and the Managing Director or Managing Directors in office pro tempore, also severally amongst themselves, with every power required to fulfil the formalities necessary for the resolutions adopted to be recorded with the Registrar of Companies, accepting and making any formal amendments that may be required to this end, together with every power that may be required to fulfil all legal and regulatory requirements resulting from the resolutions adopted."*

ATTACHMENT (16.3)

Point [•] on the agenda: *"Amendment to article 6 of the company's bylaws (insertion of the faculty for the stockholders in Extraordinary Meeting to issue shares or other financial instruments pursuant to article 2349 of the Italian civil code); related and consequent resolutions"*

Ladies and Gentlemen,

As ensues from the report regarding points [•] and [•] on the agenda of the Stockholders' Ordinary Meeting, the "Stock Allocation Plan" and the "Retention Plan" described at those points respectively envisage that one of the possible means by which shares may be allocated to the beneficiaries of those Plans consists of the free of charge allocation of ordinary shares pursuant to article 2349, paragraph 1, of the Italian civil code. In this respect, we remind you that this law explicitly requires that this possibility is provided for in the bylaws. The Board of Directors is therefore proposing that an amendment to the bylaws be approved which will enable stockholders in Extraordinary Meeting to resolve the allocation of profits (and of reserves that may be utilised for this purpose) to the employees of the company or its subsidiaries through the issue of ordinary shares or special categories of shares to be allocated individually the employees.

In addition, in order to deal with any future opportunities, the Board is proposing to extend this faculty, permitting stockholders in Extraordinary Meeting also to be able to resolve the allocation of other financial instruments to employees of the company or its subsidiaries, pursuant to paragraph 2 of article 2349 of the Italian civil code.

No withdrawal rights pursuant to article 2437 of the Italian civil code apply with regard to the resolutions.

*** ***

If the stockholders agree with the matters proposed, they are invited to approve the following resolutions:

" The Extraordinary Stockholders' Meeting of Lottomatica S.p.A.

- *having examined the illustrative report of the Board of Directors and the proposals contained therein*

resolves

I. *to insert the following text in article 6 of the company's bylaws:*

Article 6 (Shares) – Present text	Article 6 (Shares) – Proposed text
6.1 (omitted)	6.1 (unchanged) **6.2 The Extraordinary Meeting of Stockholders may resolve the issue of ordinary shares, special categories of shares or other financial instruments, to be allocated to employees of the company or its subsidiaries, pursuant to article 2349 of the civil code.**

II. *to entrust the Chairman and the Managing Director or Managing Directors in office pro tempore, also severally amongst themselves, with every power required to fulfil the formalities necessary for the resolution adopted to be recorded with the Registrar of Companies, accepting and making any formal amendments that may be required to this end, together with every power that may be required to fulfil all legal and regulatory requirements resulting from the resolution adopted."*

ATTACHMENT (16.4)

Lottomatica S.p.A.

Head Office Roma, Via del Campo Boario, 56/d

Paid up Share Capital Euro 150.212.152

Company Registration No. and Tax Code n. 08028081001

Subject to the direction and control of De Agostini S.p.A.

EXPLANATORY REPORT OF THE BOARD OF DIRECTORS, ON THE PROPOSAL TO MODIFY CERTAIN BY-LAWS ON THE AGENDA FOR THE EXTRAORDINARY SHAREHOLDERS MEETING FIRST AND SECOND SITTING ON 18 AND 19 OCTOBER RESPECTIVELY

Point [1] on the agenda – "Modification of art. 14.3 of the By-Law; related and consequent resolutions "

Dear Shareholders,

You are summonsed to this meeting to discuss and resolve on the proposal to modify a provision of the By-Law. This report has been drawn up by the Company Board of Directors, under art. 72, paragraph 1, of the Regulation approved by Consob n. 11971 of 14 May 1999 (with subsequent modifications), as well as under the Judicial Decree of 5 November 1998, n. 437, to explain and justify such proposal.

Justification of the proposal to modify the By-Law

The current By-Laws of Lottomatica S.p.A. state that the Board of Directors will elect one or more Vice Chairmen from amongst its members who will deputize for the Chairman in case of his absence or impediment.

In addition, currently Lottomatica By-Law, art.14.3, stipulates that such appointed Vice Chairman has the right to belong to the Executive Committee.

The new structure of the company following the acquisition of GTech Holding Corp and the appointment of new non-executive directors means that this provision is no longer necessary. In fact, conforming with the best practice of limited companies, the role of Vice Chairman is normally conferred on a non-executive director.

For the reasons stated above it is proposed to remove the provision under art. 14.3 of the By-Law which states that the Vice Chairman, where appointed, has the right to belong to the Executive Committee.

2. TEXT OF THE CURRENT BY-LAW AND PROPOSED MODIFICATION

Current Text	Proposed Text
Article 14 (Board of Directors: function)	*Article 14 (Board of Directors: function)*
14.3 In both cases the Board of Directors will establish the frequency, to be not less than every 3 months, of the meetings of the Directors called to approve the Company's accounts, and	*14.3 In both cases the Board of Directors will establish the frequency, to be not less than every 3 months, of the meetings of the Directors called to approve the Company's accounts, and the half-yearly*

the half-yearly and quarterly reports which these delegated bodies must make to the Board of Directors and the Statutory Auditors on the activities carried out in the exercise of the powers granted to them, on the general business of the company and potential developments, on transactions of major relevance in size or nature, carried out by the company and its subsidiaries and, for the Executive Committee, on the numbers of its members, on its duration and on the rules under which it governs its activities.. *As regards appointment to the Executive Committee, the following have a right to belong: the Chairman of the Board of Directors, the Vice Chairman or Vice Chairmen and Managing Director or Managing Directors.*	*and quarterly reports which these delegated bodies must make to the Board of Directors and the Statutory Auditors on the activities carried out in the exercise of the powers granted to them, on the general business of the company and potential developments, on transactions of major relevance in size or nature, carried out by the company and its subsidiaries and, for the Executive Committee, on the numbers of its members, on its duration and on the rules under which it governs its activities..* *As regards appointment to the Executive Committee, the following have a right to belong: the Chairman of the Board of Directors, the ~~Vice Chairman or Vice Chairmen~~ and the Managing Director or Managing Directors.*

3. Assessment of the Board of Directors

The proposed modifications do not in any way involve art. 2437 of the Civil Code. Therefore this excludes the right of withdrawal.

* * *

If you are in agreement with this proposal, we ask you to approve the following resolutions:

"The Extra-Ordinary Meeting of the Shareholders of Lottomatica S.p.A.:

Having considered and discussed the explanatory report of the Board of Directors;
acknowledge the proposal to modify the By-Law;

resolves

1. *to modify art..14.3 of the current By-Law by the following text:*

14.3 In both cases the Board of Directors will establish the frequency, to be not less than every 3 months, of the meetings of the Directors called to approve the Company's accounts, and the half-yearly and quarterly reports which these delegated bodies must make to the Board of Directors and the Statutory Auditors on the activities carried out in the exercise of the powers granted to them, on the general business of the company and potential developments, on transactions of major relevance in size or nature, carried out by the company and its subsidiaries and, for the Executive Committee, on the numbers of its members, on its duration and on the rules under which it governs its activities..

As regards appointment to the Executive Committee, the following have a right to belong: the Chairman of the Board of Directors, the Vice Chairman or Vice Chairmen and Managing Director or Managing Directors.

2. *to confer pro-tem to the Chairman and the Managing Directors separately all the powers necessary for the execution of this resolution and for the implementation of regulatory and legal requirements".*

Lottomatica S.p.A.

On Behalf of the Board of Directors

The Chairman

ATTACHMENT (16.5)

Lottomatica S.p.A.

Head Office Roma, Viale del Campo Boario, 56/d

Paid up share capital Euro 150.212.152

Registration and tax code no. 08028081001

Subject to the direction and control of De Agostini S.p.A.

EXPLANATORY REPORT OF THE BOARD OF DIRECTORS ON THE PROPOSAL FOR THE AGENDA OF THE FIRST AND SECOND SITTING OF THE ORDINARY SHAREHOLDERS MEETING OF 18 AND 19 OCTOBER, RESPECTIVELY, CONCERNING THE INCREASED REMUNERATION OF THE BOARD OF DIRECTORS

Point [ ] of the agenda – "proposed resolutions under art. 2389 of the civil code"

Dear Shareholders,

You are meeting to discuss and resolve on the proposal to increase the remuneration of the Board of Directors of Lottomatica S.p.A.. This report has been drawn up by the Board of Directors under Judicial Decree no. 437 of 5 November 1998, to explain and justify such proposal.

Justification

Following the acquisition of GTech Holding Corp., and the consequent increase in the size and activities of Lottomatica, the workload and responsibilities of the Board of Directors have increased proportionately in such a way, we believe, to justify an increase on the current basic annual remuneration of Euro 15.000 gross for each Director as agreed by the Ordinary Shareholders Meeting of [21 settembre] 2005.

To this end, as approved by the Remuneration Committee, we propose to increase the annual remuneration for each Director to Euro 50.000 gross.

* * *

If you are in agreement with this proposal, we would ask you to approve the following:

"The Ordinary Meeting of Shareholders of Lottomatica S.p.A.,

- have considered and discussed the explanatory report of the Board of Directors;

- taking into account the justifications hereby expressed and the approval of the Remuneration Committee

resolve

to increase the basic annual remuneration for each Director of the Board of Lottomatica S.p.A. from Euro 15.000 to Euro 50.000 gross under art. 2389, paragraph 1 of the civil code".

Lottomatica S.p.A.

On Behalf of the Board of Directors

The Chairman

ATTACHMENT 16.6

LOTTOMATICA S.p.A.

Registered office at Viale del Campo Boario, 56/d, Rome

Paid-up capital stock Euro 150.212.152

Rome Companies' Register, VAT and Tax Code no. 08028081001

Subject to the direction and control of De Agostini S.p.A.

ILLUSTRATIVE REPORT OF THE BOARD OF DIRECTORS ON THE PROPOSALS INCLUDED ON THE AGENDA OF THE ORDINARY STOCKHOLDERS' MEETING CALLED FOR 18AND 19 OCTOBER 2006 IN RESPECTIVELY FIRST AND SECOND CALL

the company have a share in its capital, or in any case if employees have a share in the company's capital, then this constitutes a continuing incentive for making the company grow in value, taking also into account the positive experience of previous years. The main objectives of the Stock Option Plan are to focus the attention of the beneficiaries on factors of strategic interest, to encourage loyalty by providing an incentive to remain in the bosom of the company or its subsidiaries, to link remuneration to the creation of value for stockholders, to increase the competitiveness of the company and the group headed by the company, enabling predetermined objectives to be reached, and to favour the need for the remuneration earned by the beneficiaries to remain competitive on the market.

The Code of Self-Discipline of listed companies moreover recommends that part of the overall compensation given to managers with strategic responsibilities should be linked to the economic results obtained by the company and/or to the achievement of specific objectives in the knowledge that *"the use of variable systems of remuneration, linked to results, including amongst these stock options, makes it easier to provide incentives and to obtain the loyalty of the whole of top management"*.

The final aim of the Stock Option Plan is to enable a certain number of managers of GTECH Holdings Inc. to benefit from the company's stock incentive plans following its acquisition by the company, moreover as the result of agreements reached in that sense with certain of these persons.

Beneficiaries

The Stock Option Plan is reserved for the employees of Lottomatica S.p.A. and/or its subsidiaries. Within the maximum quantity of options available, the beneficiaries and the number of options to be allocated to each of these will be identified by the Board of Directors in the company's interest, taking into consideration the role carried out by each individual beneficiary and his contribution to the development of business activities.

Subject and term

The Stock Option Plan has as its subject a maximum number of [•] options which may be exercised to subscribe an equal number of the company's ordinary shares, equivalent to approximately [•] % of the present capital stock, deriving from the increase in capital stock, with the exclusion of option rights pursuant to article 2441, paragraph 4, second sentence, of the Italian civil code (the "Capital Increase") which may be resolved by the Board of Directors availing itself of the delegated powers as per point [•] of the agenda of the Extraordinary Stockholders' Meeting. The Stock Option Plan will expire not later than {December 31, 2011}.

Characteristics of the options

Under the Stock Option Plan, option rights for the subscription of shares deriving from the Capital Increase are granted to beneficiaries free of charge at a price established by the Board of Directors in compliance with procedures described below.

In addition, the Stock Option Plan envisages that the options may be exercised in pre-determined periods during the term of the Plan, as shall be indicated in the respective regulations, and for amounts that the Board of Directors will establish, which may differ from one beneficiary to another.

The Stock Option Plan establishes moreover that the options cannot be transferred in any manner whatsoever by a deed between living persons; in any case, the options may not be given in pledge or be the subject of any other deed of arrangement, either free of charge or for compensation, either by law or otherwise; in addition, they cannot be the subject of third party executory deeds or precautionary measures.

Exercise price of the options

The Board of Directors shall determine the exercise price, being the price of subscribing to the shares deriving from the Capital Increase rights pursuant to article 2441, paragraph 4, second sentence, of the Italian civil code, in an amount that corresponds to their market price, taking into account the average stock exchange price of the company's shares over a significant period of time, and

which in any case shall not be lower than the arithmetic average of the official price of the company's ordinary shares on the Milan Stock Exchange in the month preceding the granting of the options by the Board of Directors (by preceding month is meant the period from the date on which the options are granted, excluding that date, to the same day of the preceding month, without changing the fact that for the purposes of determining the arithmetic average only those days on which the stock exchange is open and an official price of the company's share is actually quoted shall be taken into account during that period). For further details regarding the determination of the issue price of the shares deriving from the Capital Increase, reference should be made to the illustrative report regarding point [•] of the agenda of the Extraordinary Stockholders' Meeting.

Objectives

The exercise of the options shall be subject to and correlated with the achievement by the company of pre-determined results at a consolidated level for the years 2006, 2007 and 2008, considered overall, in accordance with details that will be more specifically established by the Board of Directors. If the said results are not achieved or if they are only partially achieved, this will affect the right to exercise the options.

On granting the options to individual beneficiaries, the Board of Directors may establish conditions that are in addition to or different from the express provisions of the respective regulations of the Stock Option Plan, regarding results and/or performance indicators to which the exercise of the options is subordinated.

The options in the event of the termination of the employment relationship

The regulations of the Stock Option Plan shall, amongst other things, govern the situation regarding the Plan in the event of the termination of the employee relationship, including the case of the death of the beneficiary.

Modifications to the regulations of the Stock Option Plan

The regulations of the Stock Option Plan shall also govern modifications and/or integrations to the regulations themselves, which may become necessary or opportune in the case that there are changes in the applicable laws and regulations or if specific or extraordinary events take place such as are likely to affect the

Stock Option Plan, including the provision for the Board of Directors to be able to make such modifications and/or integrations.

Delegation of powers to the Board of Directors to execute the Stock Option Plan

We propose finally to grant the Board of Directors with all the powers necessary and opportune for executing the Stock Option Plan. In particular, by way of mere example, the Board of Directors shall have the power, with the possibility of sub-delegating, to (i) identify the beneficiaries within the employees of Lottomatica S.p.A. and/or its subsidiaries and establish the number of options to be allocated to each one of them, in the company's interest but also on the basis of the role carried out by each individual beneficiary and of their contribution to the development of the company's activities; (ii) determine the results and/or performance indicators on which the exercise of the options is dependant; this may be done in a different way for each beneficiary; (iii) establish each and every other term and condition in order that the Stock Option Plan may be put into effect, in a different way for each beneficiary if necessary, including any possibility for the company to settle in cash the rights of beneficiaries resulting from their participation in the Stock Option Plan as a substitute for the exercise of options.

To this purpose we request that you grant an explicit mandate to the Board of Directors in order that it may draw up and approve the regulations of the Stock Option Plan and may modify and/or integrate the Plan on the basis of the contents of the previous paragraph in respect of changes to the regulations themselves, with the faculty of being able to draw up different sets of regulations for different categories or bands of beneficiaries.

The Board of Directors will take the appropriate resolutions having heard the Compensation Committee, if such is the case.

*** ***

If the stockholders agree with the matters proposed, they are invited to approve the following resolutions:

" The Ordinary Stockholders' Meeting of Lottomatica S.p.A.

- *having examined the illustrative report of the Board of Directors and the proposals contained therein*

resolves

I. *to approve the 2006 - {2011} stock option plan reserved for employees of Lottomatica S.p.A. and/or its subsidiaries (the "Stock Option Plan") in accordance with the matters indicated in the illustrative report of the Board of Directors;*

II. *to entrust the Board of Directors with every power necessary and opportune for executing the Stock Option Plan. In particular, by way of mere example, the Board of Directors will have the power, with the possibility of subdelegating, to (i) identify the beneficiaries within the employees of Lottomatica S.p.A. and/or its subsidiaries and establish the number of options to be allocated to each one of them, in the company's interest but also on the basis of the role carried out by each individual beneficiary and of their contribution to the development of the company's activities; (ii) determine the results and/or performance indicators on which the exercise of the options is dependant; this may be done in a different way for each beneficiary; (iii) establish each and every other term and condition in order that the Stock Option Plan may be put into effect, in a different way for each beneficiary if necessary, including any possibility for the company to settle in cash the rights of beneficiaries resulting from their participation in the Stock Option Plan as a substitute for the exercise of options; (iv) draw up and approve the operating regulations of the Stock Option Plan and modify and/or integrate them on the basis of the contents of the illustrative report of the Board of Directors with the faculty of being able to draw up different sets of regulations for different categories or bands of beneficiaries. The Board of Directors may avail itself of delegated powers to increase capital stock to be used for the Stock Option Plan - with the exclusion of the option rights pursuant to article 2441, paragraph 4, second sentence, of the Italian civil code - as*

per point [•] of the agenda of the Extraordinary Stockholders' Meeting;

III. *to entrust the Chairman and the Managing Director or Managing Directors in office pro tempore, also severally amongst themselves, with every power that may be required, with the possibility of subdelegating, to fulfil all the legal and regulatory requirements resulting from the resolutions adopted."*

ATTACHMENT (16.7)

Point [•] on the agenda: *"Approval of the 2006 - 2009 plan for the allocation of shares reserved for the employees of Lottomatica S.p.A. and/or its subsidiaries and delegation of powers to the Board of Directors for its execution; related and consequent resolutions"*

Ladies and Gentlemen,

We should above all like to draw your attention to the fact that, as described in the illustrative report relating to preceding point [•] of the agenda of the Ordinary Stockholders' Meeting, the legal framework regarding the allocation of shares to representatives, employees or collaborators of listed companies or of their controlling companies or subsidiaries has been amended as a result of the coming into effect of Law no. 262 of December 28, 2005; this legislation introduces provisions for the protection of savings and for the regulation of the financial markets. In particular, it introduces the regulations of article 114 bis into Legislative Decree no. 58/1998 (the so-called consolidated financial law) which, in the first part of its first paragraph, provides that stock-based or financial instrument-based compensation plans in favour of the above-mentioned persons must be approved by stockholders in general meeting.

Taking this change in legislation into consideration and the suitability of establishing a plan to allocate shares to certain employees of the company's and/or its subsidiaries for the period 2006 – 2009 (the "Stock Allocation Plan"), the Board of Directors intends to submit the Stock Allocation Plan for the approval of stockholders, requesting in addition that the appropriate powers be granted to the Board to be able to execute the Plan, including for example the power to prepare the operating regulations and to change or integrate these.

Reasoning behind the Stock Allocation Plan

The Board of Directors believes that it is appropriate to establish incentive plans for 2006 based on the company's stock which are reserved for the employees and linked to the achievement of pre-determined objectives, and that these should consist on the one hand of a stock option plan - for which reference should be made to the illustrative report relating to preceding point [•] of the agenda of the

Ordinary Stockholders' Meeting - and, on the other, of the present Stock Allocation Plan. The formula of dividing the incentive plans into two different types reflects amongst other things the agreements reached in that sense with certain managers of GTECH Holdings Inc., which was recently acquired by the company.

In any event, resuming the matters already described in the illustrative report relating to preceding point [•] of the agenda of the Ordinary Stockholders' Meeting, the Board of Directors maintains that if persons having roles that are strategic and determinant for the success of Lottomatica S.p.A. and the group headed by the company have a share in its capital, or in any case if employees have a share in the company's capital, then this constitutes a continuing incentive for making the company grow in value. The main objectives of the Stock Allocation Plan, likewise, are therefore to focus the attention of the beneficiaries on factors of strategic interest, to encourage loyalty by providing an incentive to remain in the bosom of the company or its subsidiaries, to link remuneration to the creation of value for stockholders, to increase the competitiveness of the company and the group headed by the company, enabling predetermined objectives to be reached, and to favour the need for the remuneration earned by the beneficiaries to remain competitive on the market.

The Code of Self-Discipline of listed companies moreover recommends that part of the overall compensation given to managers with strategic responsibilities should be linked to the economic results obtained by the company and/or to the achievement of specific objectives in the knowledge that *"the use of variable systems of remuneration, linked to results, including amongst these stock options, makes it easier to provide incentives and to obtain the loyalty of the whole of top management"*.

Beneficiaries

The Stock Allocation Plan is reserved for the employees of Lottomatica S.p.A. and/or its subsidiaries. Within the maximum quantity of shares available, the beneficiaries and the number of shares to be allocated to each of these will be identified by the Board of Directors in the company's interest, taking into

consideration the role carried out by each individual beneficiary and his contribution to the development of business activities.

Subject and term

The subject of the Stock Allocation Plan is a maximum number of [•] ordinary shares of the company, equal to approximately [•] % of the present capital stock; such shares, at the company's discretion, will be made up of shares to be issued and assigned free of charge to beneficiaries pursuant to article 2349, paragraph 1, of the Italian civil code, or of treasury stock to be transferred free of charge to the beneficiaries.

The Board of Directors will have the faculty to increase the aforesaid maximum number of shares by an amount corresponding (in value terms) to that of any dividends and reserves which may be distributed by the company to the holders of ordinary shares in the period between the notification given to the beneficiaries of their participation in the Stock Allocation Plan and the actual allocation of the shares following the attainment of the pre-determined objectives and the other envisaged conditions; in substance, the Board may establish that once the pre-determined objectives have been reached and all the other envisaged conditions have been satisfied, a number of additional shares should be allocated having a value equivalent to the dividends and reserves that would have been distributed if the shares had been allocated to the beneficiaries at the beginning of the Stock Allocation Plan term.

The Stock Allocation Plan envisages that the allocation of the shares shall be carried out, by the means described above, once the objectives have been reached and once all the other pre-established conditions have been satisfied, and during the period to be described in the respective regulations. The Stock Allocation Plan shall expire not later than ~~[•]~~December 31, 2009.

Conditions

In consideration of the matters described in the preceding paragraph, the execution of the Stock Allocation Plan is subject to the requirement that once all the pre-established conditions included in the Plan have been satisfied, the company must find itself in the necessary circumstances provided by law to be

able to issue the shares and allocate them free of charge to the beneficiaries, pursuant to article 2349, paragraph 1 of the Italian civil code, or to purchase and subsequently transfer the necessary treasury stock to the beneficiaries free of charge. In the event that the said legal circumstances do not exist, the Board of Directors must be aware in advance that there is the obligation for the company to pay the beneficiaries in cash for the rights they have as members of the Stock Allocation Plan, as a substitute for the allocation of shares in their favour. The Board of Directors may also in any event provide that the company make a payment in cash as an alternative in other situations.

Allocation free of charge

The shares considered in the Stock Allocation Plan shall be allocated to the beneficiaries free of charge, subject to the conditions of the Plan itself.

Objectives

The allocation of the shares shall be subject to and correlated with the achievement by the company of pre-determined results at a consolidated level for the years 2006, 2007 and 2008, considered overall, in accordance with details that will be more specifically established by the Board of Directors. If the said results are not achieved or if they are only partially achieved, this will affect the allocation of the shares.

The Board of Directors may establish conditions for individual beneficiaries that are in addition to or different from the express provisions of the respective regulations of the Stock Allocation Plan, regarding results and/or performance indicators to which the allocation of the shares is subordinated.

The Stock Allocation Plan in the event of the termination of the employment relationship

The regulations of the Stock Allocation Plan shall, amongst other things, govern the situation regarding the Plan in the event of the termination of the employee relationship, including the case of the death of the beneficiary.

Modifications to the regulations of the Stock Allocation Plan

The regulations of the Stock Allocation Plan shall also govern modifications and/or integrations to the regulations themselves, which may become necessary or opportune in the case that there are changes in the applicable laws and regulations or if specific or extraordinary events take place such as are likely to affect the Stock Allocation Plan, including the provision for the Board of Directors to be able to make such modifications and/or integrations.

Delegation of powers to the Board of Directors to execute the Stock Allocation Plan

We propose finally to grant the Board of Directors with all the powers necessary and opportune for executing the Stock Allocation Plan. In particular, by way of mere example, the Board of Directors shall have the power, with the possibility of sub-delegating, to (i) identify the beneficiaries from amongst the employees of Lottomatica S.p.A. and/or its subsidiaries and establish the number of shares to be allocated to each one of them, in the company's interest but also on the basis of the role carried out by each individual beneficiary and of their contribution to the development of the company's activities; (ii) determine the results and/or performance indicators on which the allocation of the shares is dependant; this may be done in a different way for each beneficiary; (iii) establish each and every other term and condition in order that the Stock Allocation Plan may be put into effect, in a different way for each beneficiary if necessary, including any possibility or obligation for the company to settle in cash the rights of beneficiaries resulting from their participation in the Stock Allocation Plan as a substitute for the allocation of shares in their favour.

To this purpose we request that you grant an explicit mandate to the Board of Directors in order that it may draw up and approve the regulations of the Stock Allocation Plan and may modify and/or integrate the Plan on the basis of the contents of the previous paragraph in respect of changes to the regulations themselves, with the faculty of being able to draw up different sets of regulations for different categories or bands of beneficiaries.

The Board of Directors will take the appropriate resolutions having heard the Compensation Committee, if such is the case.

*** ***

If the stockholders agree with the matters proposed, they are invited to approve the following resolutions:

" The Ordinary Stockholders' Meeting of Lottomatica S.p.A.

- *having examined the illustrative report of the Board of Directors and the proposals contained therein*

resolves

I. *to approve the 2006 - ~~[•]~~2009 stock allocation plan reserved for employees of Lottomatica S.p.A. and/or its subsidiaries (the "Stock Allocation Plan") in accordance with the matters indicated in the illustrative report of the Board of Directors;*

II. *to entrust the Board of Directors with every power necessary and opportune for executing the Stock Allocation Plan. In particular, by way of mere example, the Board of Directors will have the power, with the possibility of subdelegating, to (i) identify the beneficiaries from amongst the employees of Lottomatica S.p.A. and/or its subsidiaries and establish the number of shares to be allocated to each one of them, in the company's interest but also on the basis of the role carried out by each individual beneficiary and of their contribution to the development of the company's activities; (ii) determine the results and/or performance indicators on which the allocation of the shares is dependant; this may be done in a different way for each beneficiary; (iii) establish each and every other term and condition in order that the Stock Allocation Plan may be put into effect, in a different way for each beneficiary if necessary, including any possibility or obligation for the company to settle in cash the rights of beneficiaries resulting from their participation in the Stock Allocation Plan as a substitute for the allocation of shares in their favour; (iv) draw up and approve the operating regulations of the Stock Allocation Plan and modify and/or integrate them on the basis of the contents of the illustrative*

report of the Board of Directors with the faculty of being able to draw up different sets of regulations for different categories or bands of beneficiaries;

III. *to entrust the Chairman and the Managing Director or Managing Directors in office pro tempore, also severally amongst themselves, with every power that may be required, with the possibility of subdelegating, to fulfil all the legal and regulatory requirements resulting from the resolutions adopted."*

ATTACHMENT (16.8)

Point [•] on the agenda: ***"Approval of the 2006 - 2011 plan for the allocation of shares reserved for the employees of Lottomatica S.p.A. and/or its subsidiaries and delegation of powers to the Board of Directors for its execution; related and consequent resolutions"***

Ladies and Gentlemen,

We should above all like to draw your attention again to the fact that, as described in the illustrative report relating to preceding point [•] of the agenda of the Ordinary Stockholders' Meeting, the legal framework regarding the allocation of shares to representatives, employees or collaborators of listed companies or of their controlling companies or subsidiaries has been amended as a result of the coming into effect of Law no. 262 of December 28, 2005; this legislation introduces provisions for the protection of savings and for the regulation of the financial markets. In particular, it introduces the regulations of article 114 bis into Legislative Decree no. 58/1998 (the so-called consolidated financial law) which, in the first part of its first paragraph, provides that stock-based or financial instrument-based compensation plans in favour of the above-mentioned persons must be approved by stockholders in general meeting.

Taking this change in legislation into consideration and the suitability of establishing a plan to allocate shares to certain employees of the company's and/or its subsidiaries for the period 2006 – 2011 (the "Retention Plan"), the Board of Directors intends to submit the Retention Plan for the approval of stockholders, requesting in addition that the appropriate powers be granted to the Board to be able to execute the Plan, including for example the power to prepare the operating regulations and to change or integrate these.

The substantial difference between the Retention Plan and the stock allocation plan discussed at point [•] of the agenda of the Ordinary Stockholders' Meeting lies in the fact that the Retention Plan is not linked to the achievement of specific objectives, as it is exclusively subject to the duration of the employment relationship between the beneficiary and the company and/or its subsidiaries.

Reasoning behind the Retention Plan

The Board of Directors maintains that if persons having roles that are strategic and determinant for the success of Lottomatica S.p.A. and the group headed by the company have a share in its capital, or in any case if employees have a share in the company's capital, then this constitutes a continuing incentive for making the company grow in value. The main objectives of the Retention Plan are therefore to encourage the loyalty of beneficiaries by providing an incentive to remain in the bosom of the company or its subsidiaries and to favour the need for the remuneration earned by the beneficiaries to remain competitive on the market. There is, in addition, the need to implement the Retention Plan as the result of the agreements reached in that sense with certain managers of GTECH Holdings Inc., which was recently acquired by the company.

Beneficiaries

The Retention Plan is reserved for the employees of Lottomatica S.p.A. and/or its subsidiaries. Within the maximum quantity of shares available, the beneficiaries and the number of shares to be allocated to each of these will be identified by the Board of Directors in the company's interest, taking into consideration the role carried out by each individual beneficiary and his contribution to the development of business activities.

Subject and term

The subject of the Retention Plan is a maximum number of [•] ordinary shares of the company, equal to approximately [•] % of the present capital stock; such shares, at the company's discretion, will be made up of shares to be issued and assigned free of charge to beneficiaries pursuant to article 2349, paragraph 1, of the Italian civil code, or of treasury stock to be transferred free of charge to the beneficiaries.

The Retention Plan provides that shares will be allocated, by the means described above, in five annual instalments, during a period to be indicated in the respective regulations; at the present time it is envisaged that the first instalment will be allocated in the Summer of 2007. The Retention Plan will expire no later than December 31, 2011.

Conditions

In consideration of the matters described in the preceding paragraph, the execution of the Retention Plan is subject to the requirement that at the envisaged due dates the company must find itself in the necessary circumstances provided by law to be able to issue the shares and allocate them free of charge to the beneficiaries, pursuant to article 2349, paragraph 1 of the Italian civil code, or to purchase and subsequently transfer the necessary treasury stock to the beneficiaries free of charge. In the event that the said legal circumstances do not exist, the Board of Directors must be aware in advance that there is the obligation for the company to pay the beneficiaries in cash for the rights they have as members of the Retention Plan, as a substitute for the allocation of shares in their favour. The Board of Directors may also in any event provide that the company make a payment in cash as an alternative in other situations.

Allocation free of charge

The shares considered in the Retention Plan shall be allocated to the beneficiaries free of charge. The Board of Directors may establish conditions for individual beneficiaries that are in addition to or different from the express provisions of the respective regulations of the Retention Plan to which the allocation of the shares is subordinated.

The Retention Plan in the event of the termination of the employment relationship

The regulations of the Retention Plan shall, amongst other things, govern the situation regarding the Plan in the event of the termination of the employee relationship, including the case of the death of the beneficiary.

Modifications to the regulations of the Retention Plan

The regulations of the Retention Plan shall also govern modifications and/or integrations to the regulations themselves, which may become necessary or opportune in the case that there are changes in the applicable laws and regulations or if specific or extraordinary events take place such as are likely to affect the Retention Plan, including the provision for the Board of Directors to be able to make such modifications and/or integrations.

Delegation of powers to the Board of Directors to execute the Retention Plan

We propose finally to grant the Board of Directors with all the powers necessary and opportune for executing the Retention Plan. In particular, by way of mere example, the Board of Directors shall have the power, with the possibility of sub-delegating, to (i) identify the beneficiaries from amongst the employees of Lottomatica S.p.A. and/or its subsidiaries and establish the number of shares to be allocated to each one of them, in the company's interest but also on the basis of the role carried out by each individual beneficiary and of their contribution to the development of the company's activities; (ii) establish each and every term and condition in order that the Retention Plan may be put into effect, in a different way for each beneficiary if necessary, including any possibility or obligation for the company to settle in cash the rights of beneficiaries resulting from their participation in the Stock Allocation Plan as a substitute for the allocation of shares in their favour.

To this purpose we request that you grant an explicit mandate to the Board of Directors in order that it may draw up and approve the regulations of the Retention Plan and may modify and/or integrate the Plan on the basis of the contents of the previous paragraph in respect of changes to the regulations themselves, with the faculty of being able to draw up different sets of regulations for different categories or bands of beneficiaries.

The Board of Directors will take the appropriate resolutions having heard the Compensation Committee, if such is the case.

*** ***

If the stockholders agree with the matters proposed, they are invited to approve the following resolutions:

" The Ordinary Stockholders' Meeting of Lottomatica S.p.A.

- *having examined the illustrative report of the Board of Directors and the proposals contained therein*

resolves

I. to approve the 2006- 2011 stock allocation plan reserved for employees of

Lottomatica S.p.A. and/or its subsidiaries (the "Retention Plan") in accordance with the matters indicated in the illustrative report of the Board of Directors;

II. *to entrust the Board of Directors with every power necessary and opportune for executing the Retention Plan. In particular, by way of mere example, the Board of Directors will have the power, with the possibility of subdelegating, to (i) identify the beneficiaries from amongst the employees of Lottomatica S.p.A. and/or its subsidiaries and establish the number of shares to be allocated to each one of them, in the company's interest but also on the basis of the role carried out by each individual beneficiary and of their contribution to the development of the company's activities; (ii) establish each and every term and condition in order that the Retention Plan may be put into effect, in a different way for each beneficiary if necessary, including any possibility or obligation for the company to settle in cash the rights of beneficiaries resulting from their participation in the Retention Plan as a substitute for the allocation of shares in their favour; (iii) draw up and approve the operating regulations of the Retention Plan and modify and/or integrate them on the basis of the contents of the illustrative report of the Board of Directors with the faculty of being able to draw up different sets of regulations for different categories or bands of beneficiaries;*

III. *to entrust the Chairman and the Managing Director or Managing Directors in office pro tempore, also severally amongst themselves, with every power that may be required, with the possibility of subdelegating, to fulfil all the legal and regulatory requirements resulting from the resolutions adopted."*

ATTACHMENT (17)

Tuesday - 09/12/2006

Internal dealing

Internal dealing Patel - pdf file

ATTACHMENT
(pursuant to Article 152-octies, par. 7 of Issuers' regulation)

1. RELEVANT UNDERSIGNED PERSON								
1.1 PERSONAL DATA								
INDIVIDUALS								
SURNAME	**PATEL**		NAME	**JAYMIN**		SEX	**M**	
TAX CODE		BIRTH DATE		BIRTH PLACE		(PV)	COUNTRY	
DOMICILE	**GTECH Holdings Corporation 55 Technology Way West Greenwich, Rhode Island 02817**							
ENTITIES								
CORPORATE NAME								
TAX CODE		CORPORATE SHAPE		DATE OF INCORPORATION (dd/mm/yyyy)				
HEADQUARTERS								

1.2. RELATIONSHIP WITH THE CONCERNED ISSUER	
C.1) MEMBER OF THE MANAGING BODY OR OF THE CONTROLLING BODY OR GENERAL OFFICER OR VICE GENERAL OFFICER OF THE ISSUER	Y/N **N**
C.2) OFFICER HAVING ACCESS TO PRIVILEGED INFORMATION ON A REGULAR BASIS AN EMPOWERED TO TAKE MANAGEMENT DECISIONS THAT ARE LIKELY TO AFFECT THE DEVELOPMENT AND THE PROSPECTIVES OF THE ISSUER	Y/N **Y**
C.3) INDIVIDUAL OR ENTITY ACTING IN THE CAPACITY AS SET FORTH UNDER C.1) OR C.2 ABOVE WITHIN AN ISSUER'S SUBSIDIARY	Y/N **Y**
C.4) HOLDER OF AT LEAST 10% OF THE ISSUER'S SHARE CAPITAL OR OF THE RELEVANT CONTROLLING INDIVIDUAL OR ENTITY	Y/N **N**

2. ISSUER (OF LISTED SECURITIES)			
CORPORATE NAME	**LOTTOMATICA S.P.A.**	TAX CODE	**8028081001**

3. AUTHOR OF TRANSACTIONS	
3.1 NATURE OF THE AUTHOR OF THE TRANSACTIONS	
RELEVANT PERSON	**Y**
INDIVIDUAL STRICTLY RELATED TO A RELEVANT PERSON (SPOUSE, DEPENDENT CHILD, PARENT, COHABITING RELATIVE OR RELATIVE-IN-LAW)	Y/N **N**
ENTITY, PARTNERSHIP OR TRUST STRICTLY RELATED TO A RELEVANT INDIVIDUAL OR ENTITY OR TO ANY OF THE ABOVE SAID INDIVIDUALS	Y/N **N**

3.2 PERSONAL DATA							
INDIVIDUALS							
SURNAME	**PATEL**		NAME	**JAYMIN**		SEX	**M**
TAX CODE		BIRTH DATE (gg/mm/aaaa)		BIRTH PLACE		(PV)	COUNTRY
PLACE OF RESIDENCE	**c/o GTECH Holdings Corporation 55 Technology Way West Greenwich, Rhode Island 0281**						
ENTITY, PARTNERSHIP, OR TRUST							
CORPORATE NAME							
TAX CODE		CORPORATE SHAPE		DATE OF INCORPORATION (dd/mm/yyyy)			
HEADQUARTERS							

4.TRANSACTIONS

SECTION A) : SHARES AND EQUIVALENT FINANCIAL INSTRUMENTS AND RELATED CONVERTIBLE BONDS

DATE	TRNS	ISIN CODE	SECURITY	NATURE	QUANTITY	PRICE (in €)	VALUE (in €)	EXECUTIONS	Notes
05/09/2006	S	IT0003990402	LOTTOMATICA	AZO	175.136	25,425	4.452.832,80	ESE-SO	
TOTAL SECTION A (in €)							4.452.832,80		

SECTION B) : OTHER FINANCIAL INSTRUMENTS RELATED TO SHARE PURSUANT TO ART. 152-sexies, par. 1, lett. b)

DATE	TRNS	NATURE	FACULTY	FIN. INSTRUMENT		UNDERLYING SHARE		EFFECT. INVESTMENT /DIVESTMENT (NOTIONAL)			POT. INVESTMENT /DIVESTMENT (NOTIONAL)			EXP. DATE	Notes
				ISIN CODE	NAME	ISIN CODE	NAME	Q.TY	PR. €	VALUE €	Q.TY	PRICE €	VALUE €		
TOTAL SECTION B (in €)															
TOTAL SECTION A + B (in €)											4.452.832,80				

Note

ATTACHMENT (18)

Tuesday - 09/12/2006

Internal dealing

Internal dealing Harkin - pdf file

ATTACHMENT
(pursuant to Article 152-octies, par. 7 of Issuers' regulation)

1. RELEVANT UNDERSIGNED PERSON							
1.1 PERSONAL DATA							
INDIVIDUALS							
SURNAME	**HARKIN**	NAME	**DECLAN**			SEX	**M**
TAX CODE		BIRTH DATE		BIRTH PLACE	(PV)	COUNTRY	
DOMICILE	**GTECH Holdings Corporation 55 Technology Way West Greenwich, Rhode Island 02817**						
ENTITIES							
CORPORATE NAME							
TAX CODE		CORPORATE SHAPE		DATE OF INCORPORATION (dd/mm/yyyy)			
HEADQUARTERS							

1.2. RELATIONSHIP WITH THE CONCERNED ISSUER	
C.1) MEMBER OF THE MANAGING BODY OR OF THE CONTROLLING BODY OR GENERAL OFFICER OR VICE GENERAL OFFICER OF THE ISSUER	Y/N **N**
C.2) OFFICER HAVING ACCESS TO PRIVILEGED INFORMATION ON A REGULAR BASIS AN EMPOWERED TO TAKE MANAGEMENT DECISIONS THAT ARE LIKELY TO AFFECT THE DEVELOPMENT AND THE PROSPECTIVES OF THE ISSUER	Y/N **N**
C.3) INDIVIDUAL OR ENTITY ACTING IN THE CAPACITY AS SET FORTH UNDER C.1) OR C.2 ABOVE WITHIN AN ISSUER'S SUBSIDIARY	Y/N **Y**
C.4) HOLDER OF AT LEAST 10% OF THE ISSUER'S SHARE CAPITAL OR OF THE RELEVANT CONTROLLING INDIVIDUAL OR ENTITY	Y/N **N**

2. ISSUER (OF LISTED SECURITIES)			
CORPORATE NAME	**LOTTOMATICA S.P.A.**	TAX CODE	**8028081001**

3. AUTHOR OF TRANSACTIONS	
3.1 NATURE OF THE AUTHOR OF THE TRANSACTIONS	
RELEVANT PERSON	**Y**
INDIVIDUAL STRICTLY RELATED TO A RELEVANT PERSON (SPOUSE, DEPENDENT CHILD, PARENT, COHABITING RELATIVE OR RELATIVE-IN-LAW)	Y/N **N**
ENTITY, PARTNERSHIP OR TRUST STRICTLY RELATED TO A RELEVANT INDIVIDUAL OR ENTITY OR TO ANY OF THE ABOVE SAID INDIVIDUALS	Y/N **N**

3.2 PERSONAL DATA							
INDIVIDUALS							
SURNAME	**HARKIN**	NAME	**DECALN**			SEX	**M**
TAX CODE		BIRTH DATE (gg/mm/aaaa)		BIRTH PLACE	(PV)	COUNTRY	
PLACE OF RESIDENCE	**c/o GTECH Holding Corporation 55 Technology Way West Greenwich, Rhode Island 0281**						
ENTITY, PARTNERSHIP, OR TRUST							
CORPORATE NAME							
TAX CODE		CORPORATE SHAPE		DATE OF INCORPORATION (dd/mm/yyyy)			
HEADQUARTERS							

4.TRANSACTIONS

SECTION A) : SHARES AND EQUIVALENT FINANCIAL INSTRUMENTS AND RELATED CONVERTIBLE BONDS

DATE	TRNS	ISIN CODE	SECURITY	NATURE	QUANTITY	PRICE (in €)	VALUE (in €)	EXECUTIONS	Notes
05/09/2006	S	IT0003990402	LOTTOMATICA	AZO	4.518	25,425	114.870,15	ESE-SO	
TOTAL SECTION A (in €)							**114.870,15**		

SECTION B) : OTHER FINANCIAL INSTRUMENTS RELATED TO SHARE PURSUANT TO ART. 152-sexies, par. 1, lett. b)

DATE	TRNS	NATURE	FACULTY	FIN. INSTRUMENT		UNDERLYING SHARE		EFFECT. INVESTMENT /DIVESTMENT (NOTIONAL)			POT. INVESTMENT /DIVESTMENT (NOTIONAL)			EXP. DATE	Notes
				ISIN CODE	NAME	ISIN CODE	NAME	Q.TY	PR. €	VALUE €	Q.TY	PRICE €	VALUE €		
TOTAL SECTION B (in €)															
TOTAL SECTION A + B (in €)												**114.870,15**			

Note

ATTACHMENT (19)

Tuesday - 09/12/2006

Internal dealing

Internal dealing - Eland

ATTACHMENT
(pursuant to Article 152-octies, par. 7 of Issuers' regulation)

1. RELEVANT UNDERSIGNED PERSON							
1.1 PERSONAL DATA							
INDIVIDUALS							
SURNAME	**ELAND**		NAME	**ALAN**		SEX	**M**
TAX CODE		BIRTH DATE		BIRTH PLACE	(PV)	COUNTRY	
DOMICILE	**GTECH Holdings Corporation 55 Technology Way West Greenwich, Rhode Island 02817**						
ENTITIES							
CORPORATE NAME							
TAX CODE		CORPORATE SHAPE		DATE OF INCORPORATION (dd/mm/yyyy)			
HEADQUARTERS							

1.2. RELATIONSHIP WITH THE CONCERNED ISSUER	
C.1) MEMBER OF THE MANAGING BODY OR OF THE CONTROLLING BODY OR GENERAL OFFICER OR VICE GENERAL OFFICER OF THE ISSUER	Y/N **N**
C.2) OFFICER HAVING ACCESS TO PRIVILEGED INFORMATION ON A REGULAR BASIS AN EMPOWERED TO TAKE MANAGEMENT DECISIONS THAT ARE LIKELY TO AFFECT THE DEVELOPMENT AND THE PROSPECTIVES OF THE ISSUER	Y/N **N**
C.3) INDIVIDUAL OR ENTITY ACTING IN THE CAPACITY AS SET FORTH UNDER C.1) OR C.2 ABOVE WITHIN AN ISSUER'S SUBSIDIARY	Y/N **Y**
C.4) HOLDER OF AT LEAST 10% OF THE ISSUER'S SHARE CAPITAL OR OF THE RELEVANT CONTROLLING INDIVIDUAL OR ENTITY	Y/N **N**

2. ISSUER (OF LISTED SECURITIES)			
CORPORATE NAME	**LOTTOMATICA S.P.A.**	TAX CODE	**8028081001**

3. AUTHOR OF TRANSACTIONS	
3.1 NATURE OF THE AUTHOR OF THE TRANSACTIONS	
RELEVANT PERSON	**Y**
INDIVIDUAL STRICTLY RELATED TO A RELEVANT PERSON (SPOUSE, DEPENDENT CHILD, PARENT, COHABITING RELATIVE OR RELATIVE-IN-LAW)	Y/N **N**
ENTITY, PARTNERSHIP OR TRUST STRICTLY RELATED TO A RELEVANT INDIVIDUAL OR ENTITY OR TO ANY OF THE ABOVE SAID INDIVIDUALS	Y/N **N**

3.2 PERSONAL DATA							
INDIVIDUALS							
SURNAME	**ELAND**		NAME	**ALAN**		SEX	**M**
TAX CODE		BIRTH DATE (gg/mm/aaaa)		BIRTH PLACE	(PV)	COUNTRY	
PLACE OF RESIDENCE	**c/o GTECH Holding Corporation 55 Technology Way West Greenwich, Rhode Island 0281**						
ENTITY, PARTNERSHIP, OR TRUST							
CORPORATE NAME							
TAX CODE		CORPORATE SHAPE		DATE OF INCORPORATION (dd/mm/yyyy)			
HEADQUARTERS							

4.TRANSACTIONS

SECTION A) : SHARES AND EQUIVALENT FINANCIAL INSTRUMENTS AND RELATED CONVERTIBLE BONDS

DATE	TRNS	ISIN CODE	SECURITY	NATURE	QUANTITY	PRICE (in €)	VALUE (in €)	EXECUTIONS	Notes
05/09/2006	S	IT0003990402	LOTTOMATICA	AZO	6.323	25,425	160.762,28	ESE-SO	
TOTAL SECTION A (in €)							160.762,28		

SECTION B) : OTHER FINANCIAL INSTRUMENTS RELATED TO SHARE PURSUANT TO ART. 152-sexies, par. 1, lett. b)

DATE	TRNS	NATURE	FACULTY	FIN. INSTRUMENT		UNDERLYING SHARE		EFFECT. INVESTMENT /DIVESTMENT (NOTIONAL)			POT. INVESTMENT /DIVESTMENT (NOTIONAL)			EXP. DATE	Notes
				ISIN CODE	NAME	ISIN CODE	NAME	Q.TY	PR. €	VALUE €	Q.TY	PRICE €	VALUE €		
TOTAL SECTION B (in €)															
TOTAL SECTION A + B (in €)												160.762,28			

Note

ATTACHMENT (20)

Tuesday - 09/12/2006

Internal dealing

Internal dealing Duarte - pdf file

ATTACHMENT
(pursuant to Article 152-octies, par. 7 of Issuers' regulation)

1. RELEVANT UNDERSIGNED PERSON						
1.1 PERSONAL DATA						
INDIVIDUALS						
SURNAME	**DUARTE**	NAME	**VICTOR**		SEX	**M**
TAX CODE		BIRTH DATE	BIRTH PLACE	(PV)	COUNTRY	
DOMICILE	**GTECH Holdings Corporation 55 Technology Way West Greenwich, Rhode Island 02817**					
ENTITIES						
CORPORATE NAME						
TAX CODE		CORPORATE SHAPE		DATE OF INCORPORATION (dd/mm/yyyy)		
HEADQUARTERS						
1.2. RELATIONSHIP WITH THE CONCERNED ISSUER						
C.1) MEMBER OF THE MANAGING BODY OR OF THE CONTROLLING BODY OR GENERAL OFFICER OR VICE GENERAL OFFICER OF THE ISSUER					Y/N **N**	
C.2) OFFICER HAVING ACCESS TO PRIVILEGED INFORMATION ON A REGULAR BASIS AN EMPOWERED TO TAKE MANAGEMENT DECISIONS THAT ARE LIKELY TO AFFECT THE DEVELOPMENT AND THE PROSPECTIVES OF THE ISSUER					Y/N **N**	
C.3) INDIVIDUAL OR ENTITY ACTING IN THE CAPACITY AS SET FORTH UNDER C.1) OR C.2 ABOVE WITHIN AN ISSUER'S SUBSIDIARY					Y/N **Y**	
C.4) HOLDER OF AT LEAST 10% OF THE ISSUER'S SHARE CAPITAL OR OF THE RELEVANT CONTROLLING INDIVIDUAL OR ENTITY					Y/N **N**	

2. ISSUER (OF LISTED SECURITIES)			
CORPORATE NAME	**LOTTOMATICA S.P.A.**	TAX CODE	**8028081001**

3. AUTHOR OF TRANSACTIONS						
3.1 NATURE OF THE AUTHOR OF THE TRANSACTIONS						
RELEVANT PERSON					**Y**	
INDIVIDUAL STRICTLY RELATED TO A RELEVANT PERSON (SPOUSE, DEPENDENT CHILD, PARENT, COHABITING RELATIVE OR RELATIVE-IN-LAW)					Y/N **N**	
ENTITY, PARTNERSHIP OR TRUST STRICTLY RELATED TO A RELEVANT INDIVIDUAL OR ENTITY OR TO ANY OF THE ABOVE SAID INDIVIDUALS					Y/N **N**	
3.2 PERSONAL DATA						
INDIVIDUALS						
SURNAME	**DUARTE**	NAME	**VICTOR**		SEX	**M**
TAX CODE		BIRTH DATE (gg/mm/aaaa)	BIRTH PLACE	(PV)	COUNTRY	
PLACE OF RESIDENCE	**c/o GTECH Holdings Corporation 55 Technology Way West Greenwich, Rhode Island 02817**					
ENTITY, PARTNERSHIP, OR TRUST						
CORPORATE NAME						
TAX CODE		CORPORATE SHAPE		DATE OF INCORPORATION (dd/mm/yyyy)		
HEADQUARTERS						

4.TRANSACTIONS

SECTION A) : SHARES AND EQUIVALENT FINANCIAL INSTRUMENTS AND RELATED CONVERTIBLE BONDS

DATE	TRNS	ISIN CODE	SECURITY	NATURE	QUANTITY	PRICE (in €)	VALUE (in €)	EXECUTIONS	Notes
05/09/2006	S	IT0003990402	LOTTOMATICA	AZO	1.535	25,425	39.027,38	ESE-SO	
TOTAL SECTION A (in €)							**39.027,38**		

SECTION B) : OTHER FINANCIAL INSTRUMENTS RELATED TO SHARE PURSUANT TO ART. 152-sexies, par. 1, lett. b)

DATE	TRNS	NATURE	FACULTY	FIN. INSTRUMENT		UNDERLYING SHARE		EFFECT. INVESTMENT /DIVESTMENT (NOTIONAL)			POT. INVESTMENT /DIVESTMENT (NOTIONAL)			EXP. DATE	Notes
				ISIN CODE	NAME	ISIN CODE	NAME	Q.TY	PR. €	VALUE €	Q.TY	PRICE €	VALUE €		
TOTAL SECTION B (in €)															
TOTAL SECTION A + B (in €)												39.027,38			

Note

ATTACHMENT (21)

Tuesday - 09/12/2006

Internal dealing

Internal dealing De Socio - pdf file

ATTACHMENT
(pursuant to Article 152-octies, par. 7 of Issuers' regulation)

1. RELEVANT UNDERSIGNED PERSON							
1.1 PERSONAL DATA							
INDIVIDUALS							
SURNAME	**DESOCIO**		NAME	**WALTER**		SEX	**M**
TAX CODE		BIRTH DATE		BIRTH PLACE	(PV)	COUNTRY	
DOMICILE	**GTECH Holdings Corporation 55 Technology Way West Greenwich, Rhode Island 02817**						
ENTITIES							
CORPORATE NAME							
TAX CODE		CORPORATE SHAPE		DATE OF INCORPORATION (dd/mm/yyyy)			
HEADQUARTERS							

1.2. RELATIONSHIP WITH THE CONCERNED ISSUER	
C.1) MEMBER OF THE MANAGING BODY OR OF THE CONTROLLING BODY OR GENERAL OFFICER OR VICE GENERAL OFFICER OF THE ISSUER	Y/N **N**
C.2) OFFICER HAVING ACCESS TO PRIVILEGED INFORMATION ON A REGULAR BASIS AN EMPOWERED TO TAKE MANAGEMENT DECISIONS THAT ARE LIKELY TO AFFECT THE DEVELOPMENT AND THE PROSPECTIVES OF THE ISSUER	Y/N **Y**
C.3) INDIVIDUAL OR ENTITY ACTING IN THE CAPACITY AS SET FORTH UNDER C.1) OR C.2 ABOVE WITHIN AN ISSUER'S SUBSIDIARY	Y/N **Y**
C.4) HOLDER OF AT LEAST 10% OF THE ISSUER'S SHARE CAPITAL OR OF THE RELEVANT CONTROLLING INDIVIDUAL OR ENTITY	Y/N **N**

2. ISSUER (OF LISTED SECURITIES)			
CORPORATE NAME	**LOTTOMATICA S.P.A.**	TAX CODE	**8028081001**

3. AUTHOR OF TRANSACTIONS							
3.1 NATURE OF THE AUTHOR OF THE TRANSACTIONS							
RELEVANT PERSON							**Y**
INDIVIDUAL STRICTLY RELATED TO A RELEVANT PERSON (SPOUSE, DEPENDENT CHILD, PARENT, COHABITING RELATIVE OR RELATIVE-IN-LAW)							Y/N **N**
ENTITY, PARTNERSHIP OR TRUST STRICTLY RELATED TO A RELEVANT INDIVIDUAL OR ENTITY OR TO ANY OF THE ABOVE SAID INDIVIDUALS							Y/N **N**
3.2 PERSONAL DATA							
INDIVIDUALS							
SURNAME	**DESOCIO**		NAME	**WALTER**		SEX	**M**
TAX CODE		BIRTH DATE (gg/mm/aaaa)		BIRTH PLACE	(PV)	COUNTRY	
PLACE OF RESIDENCE	**c/o GTECH Holdings Corporation 55 Technology Way West Greenwich, Rhode Island 02817**						
ENTITY, PARTNERSHIP, OR TRUST							
CORPORATE NAME							
TAX CODE		CORPORATE SHAPE		DATE OF INCORPORATION (dd/mm/yyyy)			
HEADQUARTERS							

4.TRANSACTIONS

SECTION A) : SHARES AND EQUIVALENT FINANCIAL INSTRUMENTS AND RELATED CONVERTIBLE BONDS

DATE	TRNS	ISIN CODE	SECURITY	NATURE	QUANTITY	PRICE (in €)	VALUE (in €)	EXECUTIONS	Notes
05/09/2006	S	IT0003990402	LOTTOMATICA	AZO	4.668	25,425	118.683,90	ESE-SO	
TOTAL SECTION A (in €)							118.683,90		

SECTION B) : OTHER FINANCIAL INSTRUMENTS RELATED TO SHARE PURSUANT TO ART. 152-sexies, par. 1, lett. b)

DATE	TRNS	NATURE	FACULTY	FIN. INSTRUMENT		UNDERLYING SHARE		EFFECT. INVESTMENT /DIVESTMENT (NOTIONAL)			POT. INVESTMENT /DIVESTMENT (NOTIONAL)			EXP. DATE	Notes
				ISIN CODE	NAME	ISIN CODE	NAME	Q.TY	PR. €	VALUE €	Q.TY	PRICE €	VALUE €		
TOTAL SECTION B (in €)															
TOTAL SECTION A + B (in €)											118.683,90				

Note

ATTACHMENT (22)

Tuesday - 09/12/2006

Internal dealing

Internal dealing Caffrey - pdf file

ATTACHMENT
(pursuant to Article 152-octies, par. 7 of Issuers' regulation)

1. RELEVANT UNDERSIGNED PERSON							
1.1 PERSONAL DATA							
INDIVIDUALS							
SURNAME	**CAFFREY**		NAME	**THOMAS**		SEX	**M**
TAX CODE		BIRTH DATE		BIRTH PLACE	(PV)	COUNTRY	
DOMICILE	**GTECH Holdings Corporation 55 Technology Way West Greenwich, Rhode Island 02817**						
ENTITIES							
CORPORATE NAME							
TAX CODE		CORPORATE SHAPE		DATE OF INCORPORATION (dd/mm/yyyy)			
HEADQUARTERS							

1.2. RELATIONSHIP WITH THE CONCERNED ISSUER	
C.1) MEMBER OF THE MANAGING BODY OR OF THE CONTROLLING BODY OR GENERAL OFFICER OR VICE GENERAL OFFICER OF THE ISSUER	Y/N **N**
C.2) OFFICER HAVING ACCESS TO PRIVILEGED INFORMATION ON A REGULAR BASIS AN EMPOWERED TO TAKE MANAGEMENT DECISIONS THAT ARE LIKELY TO AFFECT THE DEVELOPMENT AND THE PROSPECTIVES OF THE ISSUER	Y/N **N**
C.3) INDIVIDUAL OR ENTITY ACTING IN THE CAPACITY AS SET FORTH UNDER C.1) OR C.2 ABOVE WITHIN AN ISSUER'S SUBSIDIARY	Y/N **Y**
C.4) HOLDER OF AT LEAST 10% OF THE ISSUER'S SHARE CAPITAL OR OF THE RELEVANT CONTROLLING INDIVIDUAL OR ENTITY	Y/N **N**

2. ISSUER (OF LISTED SECURITIES)			
CORPORATE NAME	**LOTTOMATICA S.P.A.**	TAX CODE	**8028081001**

3. AUTHOR OF TRANSACTIONS	
3.1 NATURE OF THE AUTHOR OF THE TRANSACTIONS	
RELEVANT PERSON	**Y**
INDIVIDUAL STRICTLY RELATED TO A RELEVANT PERSON (SPOUSE, DEPENDENT CHILD, PARENT, COHABITING RELATIVE OR RELATIVE-IN-LAW)	Y/N **N**
ENTITY, PARTNERSHIP OR TRUST STRICTLY RELATED TO A RELEVANT INDIVIDUAL OR ENTITY OR TO ANY OF THE ABOVE SAID INDIVIDUALS	Y/N **N**

3.2 PERSONAL DATA							
INDIVIDUALS							
SURNAME	**CAFFREY**		NAME	**THOMAS**		SEX	**M**
TAX CODE		BIRTH DATE (gg/mm/aaaa)		BIRTH PLACE	(PV)	COUNTRY	
PLACE OF RESIDENCE	**c/o GTECH Holdings Corporation 55 Technology Way West Greenwich, Rhode Island 02817**						
ENTITY, PARTNERSHIP, OR TRUST							
CORPORATE NAME							
TAX CODE		CORPORATE SHAPE		DATE OF INCORPORATION (dd/mm/yyyy)			
HEADQUARTERS							

4.TRANSACTIONS

SECTION A) : SHARES AND EQUIVALENT FINANCIAL INSTRUMENTS AND RELATED CONVERTIBLE BONDS

DATE	TRNS	ISIN CODE	SECURITY	NATURE	QUANTITY	PRICE (in €)	VALUE (in €)	EXECUTIONS	Notes
05/09/2006	S	IT0003990402	LOTTOMATICA	AZO	4.606	25,425	117.107,55	ESE-SO	
TOTAL SECTION A (in €)							117.107,55		

SECTION B) : OTHER FINANCIAL INSTRUMENTS RELATED TO SHARE PURSUANT TO ART. 152-sexies, par. 1, lett. b)

DATE	TRNS	NATURE	FACULTY	FIN. INSTRUMENT		UNDERLYING SHARE		EFFECT. INVESTMENT /DIVESTMENT (NOTIONAL)			POT. INVESTMENT /DIVESTMENT (NOTIONAL)			EXP. DATE	Notes
				ISIN CODE	NAME	ISIN CODE	NAME	Q.TY	PR. €	VALUE €	Q.TY	PRICE €	VALUE €		
TOTAL SECTION B (in €)															
TOTAL SECTION A + B (in €)											117.107,55				

Note

ATTACHMENT (23)

Tuesday - 09/12/2006

Internal dealing

Internal dealing Bali - pdf file

ATTACHMENT
(pursuant to Article 152-octies, par. 7 of Issuers' regulation)

1. RELEVANT UNDERSIGNED PERSON							
1.1 PERSONAL DATA							
INDIVIDUALS							
SURNAME	**BALI**	NAME	**ATUL**			SEX	**M**
TAX CODE		BIRTH DATE		BIRTH PLACE	(PV)	COUNTRY	
DOMICILE	**GTECH Holdings Corporation 55 Technology Way West Greenwich, Rhode Island 02817**						
ENTITIES							
CORPORATE NAME							
TAX CODE		CORPORATE SHAPE		DATE OF INCORPORATION (dd/mm/yyyy)			
HEADQUARTERS							

1.2. RELATIONSHIP WITH THE CONCERNED ISSUER	
C.1) MEMBER OF THE MANAGING BODY OR OF THE CONTROLLING BODY OR GENERAL OFFICER OR VICE GENERAL OFFICER OF THE ISSUER	Y/N **N**
C.2) OFFICER HAVING ACCESS TO PRIVILEGED INFORMATION ON A REGULAR BASIS AN EMPOWERED TO TAKE MANAGEMENT DECISIONS THAT ARE LIKELY TO AFFECT THE DEVELOPMENT AND THE PROSPECTIVES OF THE ISSUER	Y/N **N**
C.3) INDIVIDUAL OR ENTITY ACTING IN THE CAPACITY AS SET FORTH UNDER C.1) OR C.2 ABOVE WITHIN AN ISSUER'S SUBSIDIARY	Y/N **Y**
C.4) HOLDER OF AT LEAST 10% OF THE ISSUER'S SHARE CAPITAL OR OF THE RELEVANT CONTROLLING INDIVIDUAL OR ENTITY	Y/N **N**

2. ISSUER (OF LISTED SECURITIES)			
CORPORATE NAME	**LOTTOMATICA S.P.A.**	TAX CODE	**8028081001**

3. AUTHOR OF TRANSACTIONS	
3.1 NATURE OF THE AUTHOR OF THE TRANSACTIONS	
RELEVANT PERSON	**Y**
INDIVIDUAL STRICTLY RELATED TO A RELEVANT PERSON (SPOUSE, DEPENDENT CHILD, PARENT, COHABITING RELATIVE OR RELATIVE-IN-LAW)	Y/N **N**
ENTITY, PARTNERSHIP OR TRUST STRICTLY RELATED TO A RELEVANT INDIVIDUAL OR ENTITY OR TO ANY OF THE ABOVE SAID INDIVIDUALS	Y/N **N**

3.2 PERSONAL DATA							
INDIVIDUALS							
SURNAME	**BALI**	NAME	**ATUL**			SEX	**M**
TAX CODE		BIRTH DATE (gg/mm/aaaa)		BIRTH PLACE	(PV)	COUNTRY	
PLACE OF RESIDENCE	**c/o GTECH Holdings Corporation 55 Technology Way West Greenwich, Rhode Island 02817**						
ENTITY, PARTNERSHIP, OR TRUST							
CORPORATE NAME							
TAX CODE		CORPORATE SHAPE		DATE OF INCORPORATION (dd/mm/yyyy)			
HEADQUARTERS							

4.TRANSACTIONS

SECTION A) : SHARES AND EQUIVALENT FINANCIAL INSTRUMENTS AND RELATED CONVERTIBLE BONDS

DATE	TRNS	ISIN CODE	SECURITY	NATURE	QUANTITY	PRICE (in €)	VALUE (in €)	EXECUTIONS	Notes
05/09/2006	S	IT0003990402	LOTTOMATICA	AZO	14.320	25,425	364.086,00	ESE-SO	
TOTAL SECTION A (in €)							364.086,00		

SECTION B) : OTHER FINANCIAL INSTRUMENTS RELATED TO SHARE PURSUANT TO ART. 152-sexies, par. 1, lett. b)

DATE	TRNS	NATURE	FACULTY	FIN. INSTRUMENT		UNDERLYING SHARE		EFFECT. INVESTMENT /DIVESTMENT (NOTIONAL)			POT. INVESTMENT /DIVESTMENT (NOTIONAL)			EXP. DATE	Notes
				ISIN CODE	NAME	ISIN CODE	NAME	Q.TY	PR. €	VALUE €	Q.TY	PRICE €	VALUE €		
TOTAL SECTION B (in €)															
TOTAL SECTION A + B (in €)												364.086,00			

Note

ATTACHMENT (24)

Tuesday - 09/12/2006

Internal dealing

Internal dealing Prescott - pdf file

ATTACHMENT
(pursuant to Article 152-octies, par. 7 of Issuers' regulation)

1. RELEVANT UNDERSIGNED PERSON							
1.1 PERSONAL DATA							
INDIVIDUALS							
SURNAME	**PRESCOTT**		NAME	**MICHAEL**		SEX	**M**
TAX CODE		BIRTH DATE		BIRTH PLACE	(PV)	COUNTRY	
DOMICILE	**GTECH Holdings Corporation 55 Technology Way West Greenwich, Rhode Island 02817**						
ENTITIES							
CORPORATE NAME							
TAX CODE		CORPORATE SHAPE		DATE OF INCORPORATION (dd/mm/yyyy)			
HEADQUARTERS							

1.2. RELATIONSHIP WITH THE CONCERNED ISSUER	
C.1) MEMBER OF THE MANAGING BODY OR OF THE CONTROLLING BODY OR GENERAL OFFICER OR VICE GENERAL OFFICER OF THE ISSUER	Y/N **N**
C.2) OFFICER HAVING ACCESS TO PRIVILEGED INFORMATION ON A REGULAR BASIS AN EMPOWERED TO TAKE MANAGEMENT DECISIONS THAT ARE LIKELY TO AFFECT THE DEVELOPMENT AND THE PROSPECTIVES OF THE ISSUER	Y/N **N**
C.3) INDIVIDUAL OR ENTITY ACTING IN THE CAPACITY AS SET FORTH UNDER C.1) OR C.2 ABOVE WITHIN AN ISSUER'S SUBSIDIARY	Y/N **Y**
C.4) HOLDER OF AT LEAST 10% OF THE ISSUER'S SHARE CAPITAL OR OF THE RELEVANT CONTROLLING INDIVIDUAL OR ENTITY	Y/N **N**

2. ISSUER (OF LISTED SECURITIES)			
CORPORATE NAME	**LOTTOMATICA S.P.A.**	TAX CODE	**8028081001**

3. AUTHOR OF TRANSACTIONS	
3.1 NATURE OF THE AUTHOR OF THE TRANSACTIONS	
RELEVANT PERSON	**Y**
INDIVIDUAL STRICTLY RELATED TO A RELEVANT PERSON (SPOUSE, DEPENDENT CHILD, PARENT, COHABITING RELATIVE OR RELATIVE-IN-LAW)	Y/N **N**
ENTITY, PARTNERSHIP OR TRUST STRICTLY RELATED TO A RELEVANT INDIVIDUAL OR ENTITY OR TO ANY OF THE ABOVE SAID INDIVIDUALS	Y/N **N**

3.2 PERSONAL DATA							
INDIVIDUALS							
SURNAME	**PRESCOTT**		NAME	**MICHAEL**		SEX	**M**
TAX CODE		BIRTH DATE (gg/mm/aaaa)		BIRTH PLACE	(PV)	COUNTRY	
PLACE OF RESIDENCE	**c/o GTECH Holdings Corporation 55 Technology Way West Greenwich, Rhode Island 0281**						
ENTITY, PARTNERSHIP, OR TRUST							
CORPORATE NAME							
TAX CODE		CORPORATE SHAPE		DATE OF INCORPORATION (dd/mm/yyyy)			
HEADQUARTERS							

4.TRANSACTIONS

SECTION A) : SHARES AND EQUIVALENT FINANCIAL INSTRUMENTS AND RELATED CONVERTIBLE BONDS

DATE	TRNS	ISIN CODE	SECURITY	NATURE	QUANTITY	PRICE (in €)	VALUE (in €)	EXECUTIONS	Notes
05/09/2006	S	IT0003990402	LOTTOMATICA	AZO	6.144	25,425	156.211,20	ESE-SO	
TOTAL SECTION A (in €)							156.211,20		

SECTION B) : OTHER FINANCIAL INSTRUMENTS RELATED TO SHARE PURSUANT TO ART. 152-sexies, par. 1, lett. b)

DATE	TRNS	NATURE	FACULTY	FIN. INSTRUMENT		UNDERLYING SHARE		EFFECT. INVESTMENT /DIVESTMENT (NOTIONAL)			POT. INVESTMENT /DIVESTMENT (NOTIONAL)			EXP. DATE	Notes
				ISIN CODE	NAME	ISIN CODE	NAME	Q.TY	PR. €	VALUE €	Q.TY	PRICE €	VALUE €		
TOTAL SECTION B (in €)															
TOTAL SECTION A + B (in €)												156.211,20			

Note

ATTACHMENT (25)

Tuesday - 09/12/2006

Internal dealing

Internal dealing Pothin - pdf file

ATTACHMENT
(pursuant to Article 152-octies, par. 7 of Issuers' regulation)

1. RELEVANT UNDERSIGNED PERSON							
1.1 PERSONAL DATA							
INDIVIDUALS							
SURNAME	**POTHIN**		NAME	**JOHN**		SEX	**M**
TAX CODE		BIRTH DATE		BIRTH PLACE	(PV)	COUNTRY	
DOMICILE	**GTECH Holdings Corporation 55 Technology Way West Greenwich, Rhode Island 02817**						
ENTITIES							
CORPORATE NAME							
TAX CODE		CORPORATE SHAPE		DATE OF INCORPORATION (dd/mm/yyyy)			
HEADQUARTERS							
1.2. RELATIONSHIP WITH THE CONCERNED ISSUER							
C.1) MEMBER OF THE MANAGING BODY OR OF THE CONTROLLING BODY OR GENERAL OFFICER OR VICE GENERAL OFFICER OF THE ISSUER						Y/N **N**	
C.2) OFFICER HAVING ACCESS TO PRIVILEGED INFORMATION ON A REGULAR BASIS AN EMPOWERED TO TAKE MANAGEMENT DECISIONS THAT ARE LIKELY TO AFFECT THE DEVELOPMENT AND THE PROSPECTIVES OF THE ISSUER						Y/N **N**	
C.3) INDIVIDUAL OR ENTITY ACTING IN THE CAPACITY AS SET FORTH UNDER C.1) OR C.2 ABOVE WITHIN AN ISSUER'S SUBSIDIARY						Y/N **Y**	
C.4) HOLDER OF AT LEAST 10% OF THE ISSUER'S SHARE CAPITAL OR OF THE RELEVANT CONTROLLING INDIVIDUAL OR ENTITY						Y/N **N**	

2. ISSUER (OF LISTED SECURITIES)			
CORPORATE NAME	**LOTTOMATICA S.P.A.**	TAX CODE	**8028081001**

3. AUTHOR OF TRANSACTIONS							
3.1 NATURE OF THE AUTHOR OF THE TRANSACTIONS							
RELEVANT PERSON						**Y**	
INDIVIDUAL STRICTLY RELATED TO A RELEVANT PERSON (SPOUSE, DEPENDENT CHILD, PARENT, COHABITING RELATIVE OR RELATIVE-IN-LAW)						Y/N **N**	
ENTITY, PARTNERSHIP OR TRUST STRICTLY RELATED TO A RELEVANT INDIVIDUAL OR ENTITY OR TO ANY OF THE ABOVE SAID INDIVIDUALS						Y/N **N**	
3.2 PERSONAL DATA							
INDIVIDUALS							
SURNAME -	**POTHIN**		NAME	**JOHN**		SEX	**M**
TAX CODE		BIRTH DATE (gg/mm/aaaa)		BIRTH PLACE	(PV)	COUNTRY	
PLACE OF RESIDENCE	**c/o GTECH Holdings Corporation 55 Technology Way West Greenwich, Rhode Island 0281**						
ENTITY, PARTNERSHIP, OR TRUST							
CORPORATE NAME							
TAX CODE		CORPORATE SHAPE		DATE OF INCORPORATION (dd/mm/yyyy)			
HEADQUARTERS							

4.TRANSACTIONS

SECTION A) : SHARES AND EQUIVALENT FINANCIAL INSTRUMENTS AND RELATED CONVERTIBLE BONDS

DATE	TRNS	ISIN CODE	SECURITY	NATURE	QUANTITY	PRICE (in €)	VALUE (in €)	EXECUTIONS	Notes
05/09/2006	S	IT0003990402	LOTTOMATICA	AZO	1.103	25,425	28.043,78	ESE-SO	
TOTAL SECTION A (in €)							28.043,78		

SECTION B) : OTHER FINANCIAL INSTRUMENTS RELATED TO SHARE PURSUANT TO ART. 152-sexies, par. 1, lett. b)

DATE	TRNS	NATURE	FACULTY	FIN. INSTRUMENT		UNDERLYING SHARE		EFFECT. INVESTMENT /DIVESTMENT (NOTIONAL)			POT. INVESTMENT /DIVESTMENT (NOTIONAL)			EXP. DATE	Notes
				ISIN CODE	NAME	ISIN CODE	NAME	Q.TY	PR. €	VALUE €	Q.TY	PRICE €	VALUE €		
TOTAL SECTION B (in €)															
TOTAL SECTION A + B (in €)												28.043,78			

Note

RECEIVED
2006 SEP 22 P 12:55
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ATTACHMENT (26)

Tuesday - 09/12/2006

Internal dealing

Internal dealing Plourde - pdf file

ATTACHMENT
(pursuant to Article 152-octies, par. 7 of Issuers' regulation)

1. RELEVANT UNDERSIGNED PERSON						
1.1 PERSONAL DATA						
INDIVIDUALS						
SURNAME	**PLOURDE**	NAME	**ROBERT**		SEX	**M**
TAX CODE		BIRTH DATE	BIRTH PLACE	(PV)	COUNTRY	
DOMICILE	**GTECH Holdings Corporation 55 Technology Way West Greenwich, Rhode Island 02817**					
ENTITIES						
CORPORATE NAME						
TAX CODE		CORPORATE SHAPE		DATE OF INCORPORATION (dd/mm/yyyy)		
HEADQUARTERS						

1.2. RELATIONSHIP WITH THE CONCERNED ISSUER	
C.1) MEMBER OF THE MANAGING BODY OR OF THE CONTROLLING BODY OR GENERAL OFFICER OR VICE GENERAL OFFICER OF THE ISSUER	Y/N **N**
C.2) OFFICER HAVING ACCESS TO PRIVILEGED INFORMATION ON A REGULAR BASIS AN EMPOWERED TO TAKE MANAGEMENT DECISIONS THAT ARE LIKELY TO AFFECT THE DEVELOPMENT AND THE PROSPECTIVES OF THE ISSUER	Y/N **N**
C.3) INDIVIDUAL OR ENTITY ACTING IN THE CAPACITY AS SET FORTH UNDER C.1) OR C.2 ABOVE WITHIN AN ISSUER'S SUBSIDIARY	Y/N **Y**
C.4) HOLDER OF AT LEAST 10% OF THE ISSUER'S SHARE CAPITAL OR OF THE RELEVANT CONTROLLING INDIVIDUAL OR ENTITY	Y/N **N**

2. ISSUER (OF LISTED SECURITIES)			
CORPORATE NAME	**LOTTOMATICA S.P.A.**	TAX CODE	**8028081001**

3. AUTHOR OF TRANSACTIONS	
3.1 NATURE OF THE AUTHOR OF THE TRANSACTIONS	
RELEVANT PERSON	**Y**
INDIVIDUAL STRICTLY RELATED TO A RELEVANT PERSON (SPOUSE, DEPENDENT CHILD, PARENT, COHABITING RELATIVE OR RELATIVE-IN-LAW)	Y/N **N**
ENTITY, PARTNERSHIP OR TRUST STRICTLY RELATED TO A RELEVANT INDIVIDUAL OR ENTITY OR TO ANY OF THE ABOVE SAID INDIVIDUALS	Y/N **N**

3.2 PERSONAL DATA						
INDIVIDUALS						
SURNAME	**PLOURDE**	NAME	**ROBERT**		SEX	**M**
TAX CODE		BIRTH DATE (gg/mm/aaaa)	BIRTH PLACE	(PV)	COUNTRY	
PLACE OF RESIDENCE	**c/o GTECH Holdings Corporation 55 Technology Way West Greenwich, Rhode Island 0281**					
ENTITY, PARTNERSHIP, OR TRUST						
CORPORATE NAME						
TAX CODE		CORPORATE SHAPE		DATE OF INCORPORATION (dd/mm/yyyy)		
HEADQUARTERS						

4.TRANSACTIONS

SECTION A) : SHARES AND EQUIVALENT FINANCIAL INSTRUMENTS AND RELATED CONVERTIBLE BONDS

DATE	TRNS	ISIN CODE	SECURITY	NATURE	QUANTITY	PRICE (in €)	VALUE (in €)	EXECUTIONS	Notes
05/09/2006	S	IT0003990402	LOTTOMATICA	AZO	13.939	25,425	354.399,08	ESE-SO	
TOTAL SECTION A (in €)							354.399,08		

SECTION B) : OTHER FINANCIAL INSTRUMENTS RELATED TO SHARE PURSUANT TO ART. 152-sexies, par. 1, lett. b)

DATE	TRNS	NATURE	FACULTY	FIN. INSTRUMENT		UNDERLYING SHARE		EFFECT. INVESTMENT /DIVESTMENT (NOTIONAL)			POT. INVESTMENT /DIVESTMENT (NOTIONAL)			EXP. DATE	Notes
				ISIN CODE	NAME	ISIN CODE	NAME	Q.TY	PR. €	VALUE €	Q.TY	PRICE €	VALUE €		
TOTAL SECTION B (in €)															
TOTAL SECTION A + B (in €)												354.399,08			

Note

ATTACHMENT (27)

Tuesday - 09/12/2006

Internal dealing

Internal dealing Pieri - pdf file

ATTACHMENT
(pursuant to Article 152-octies, par. 7 of Issuers' regulation)

1. RELEVANT UNDERSIGNED PERSON

1.1 PERSONAL DATA

INDIVIDUALS

SURNAME	**PIERI**	NAME	**WILLIAM**			SEX	**M**
TAX CODE		BIRTH DATE		BIRTH PLACE	(PV)	COUNTRY	
DOMICILE	**GTECH Holdings Corporation 55 Technology Way West Greenwich, Rhode Island 02817**						

ENTITIES

CORPORATE NAME					
TAX CODE		CORPORATE SHAPE		DATE OF INCORPORATION (dd/mm/yyyy)	
HEADQUARTERS					

1.2. RELATIONSHIP WITH THE CONCERNED ISSUER

C.1) MEMBER OF THE MANAGING BODY OR OF THE CONTROLLING BODY OR GENERAL OFFICER OR VICE GENERAL OFFICER OF THE ISSUER	Y/N N
C.2) OFFICER HAVING ACCESS TO PRIVILEGED INFORMATION ON A REGULAR BASIS AN EMPOWERED TO TAKE MANAGEMENT DECISIONS THAT ARE LIKELY TO AFFECT THE DEVELOPMENT AND THE PROSPECTIVES OF THE ISSUER	Y/N N
C.3) INDIVIDUAL OR ENTITY ACTING IN THE CAPACITY AS SET FORTH UNDER C.1) OR C.2 ABOVE WITHIN AN ISSUER'S SUBSIDIARY	Y/N Y
C.4) HOLDER OF AT LEAST 10% OF THE ISSUER'S SHARE CAPITAL OR OF THE RELEVANT CONTROLLING INDIVIDUAL OR ENTITY	Y/N N

2. ISSUER (OF LISTED SECURITIES)

CORPORATE NAME	**LOTTOMATICA S.P.A.**	TAX CODE	**8028081001**

3. AUTHOR OF TRANSACTIONS

3.1 NATURE OF THE AUTHOR OF THE TRANSACTIONS

RELEVANT PERSON	**Y**
INDIVIDUAL STRICTLY RELATED TO A RELEVANT PERSON (SPOUSE, DEPENDENT CHILD, PARENT, COHABITING RELATIVE OR RELATIVE-IN-LAW)	Y/N N
ENTITY, PARTNERSHIP OR TRUST STRICTLY RELATED TO A RELEVANT INDIVIDUAL OR ENTITY OR TO ANY OF THE ABOVE SAID INDIVIDUALS	Y/N N

3.2 PERSONAL DATA

INDIVIDUALS

SURNAME	**PIERI**	NAME	**WILLIAM**			SEX	**M**
TAX CODE		BIRTH DATE (gg/mm/aaaa)		BIRTH PLACE	(PV)	COUNTRY	
PLACE OF RESIDENCE	**c/o GTECH Holdings Corporation 55 Technology Way West Greenwich, Rhode Island 02817**						

ENTITY, PARTNERSHIP, OR TRUST

CORPORATE NAME					
TAX CODE		CORPORATE SHAPE		DATE OF INCORPORATION (dd/mm/yyyy)	
HEADQUARTERS					

4.TRANSACTIONS

SECTION A) : SHARES AND EQUIVALENT FINANCIAL INSTRUMENTS AND RELATED CONVERTIBLE BONDS

DATE	TRNS	ISIN CODE	SECURITY	NATURE	QUANTITY	PRICE (in €)	VALUE (in €)	EXECUTIONS	Notes
05/09/2006	S	IT0003990402	LOTTOMATICA	AZO	17.194	25,425	437.157,45	ESE-SO	
TOTAL SECTION A (in €)							437.157,45		

SECTION B) : OTHER FINANCIAL INSTRUMENTS RELATED TO SHARE PURSUANT TO ART. 152-sexies, par. 1, lett. b)

DATE	TRNS	NATURE	FACULTY	FIN. INSTRUMENT		UNDERLYING SHARE		EFFECT. INVESTMENT /DIVESTMENT (NOTIONAL)			POT. INVESTMENT /DIVESTMENT (NOTIONAL)			EXP. DATE	Notes
				ISIN CODE	NAME	ISIN CODE	NAME	Q.TY	PR. €	VALUE €	Q.TY	PRICE €	VALUE €		
TOTAL SECTION B (in €)															
TOTAL SECTION A + B (in €)												437.157,45			

Note

ATTACHMENT (28)

Tuesday - 09/12/2006

Internal dealing

Internal dealing Turner - pdf file

ATTACHMENT
(pursuant to Article 152-octies, par. 7 of Issuers' regulation)

1. RELEVANT UNDERSIGNED PERSON						
1.1 PERSONAL DATA						
INDIVIDUALS						
SURNAME	**TURNER**	NAME	**W.BRUCE**		SEX	**M**
TAX CODE		BIRTH DATE	BIRTH PLACE	(PV)	COUNTRY	
DOMICILE	**GTECH Holdings Corporation 55 Technology Way West Greenwich, Rhode Island 02817**					
ENTITIES						
CORPORATE NAME						
TAX CODE		CORPORATE SHAPE		DATE OF INCORPORATION (dd/mm/yyyy)		
HEADQUARTERS						
1.2. RELATIONSHIP WITH THE CONCERNED ISSUER						
C.1) MEMBER OF THE MANAGING BODY OR OF THE CONTROLLING BODY OR GENERAL OFFICER OR VICE GENERAL OFFICER OF THE ISSUER					Y/N **Y**	
C.2) OFFICER HAVING ACCESS TO PRIVILEGED INFORMATION ON A REGULAR BASIS AN EMPOWERED TO TAKE MANAGEMENT DECISIONS THAT ARE LIKELY TO AFFECT THE DEVELOPMENT AND THE PROSPECTIVES OF THE ISSUER					Y/N **Y**	
C.3) INDIVIDUAL OR ENTITY ACTING IN THE CAPACITY AS SET FORTH UNDER C.1) OR C.2 ABOVE WITHIN AN ISSUER'S SUBSIDIARY					Y/N **Y**	
C.4) HOLDER OF AT LEAST 10% OF THE ISSUER'S SHARE CAPITAL OR OF THE RELEVANT CONTROLLING INDIVIDUAL OR ENTITY					Y/N **N**	
2. ISSUER (OF LISTED SECURITIES)						
CORPORATE NAME	**LOTTOMATICA S.P.A.**		TAX CODE	**8028081001**		
3. AUTHOR OF TRANSACTIONS						
3.1 NATURE OF THE AUTHOR OF THE TRANSACTIONS						
RELEVANT PERSON					**Y**	
INDIVIDUAL STRICTLY RELATED TO A RELEVANT PERSON (SPOUSE, DEPENDENT CHILD, PARENT, COHABITING RELATIVE OR RELATIVE-IN-LAW)					Y/N **N**	
ENTITY, PARTNERSHIP OR TRUST STRICTLY RELATED TO A RELEVANT INDIVIDUAL OR ENTITY OR TO ANY OF THE ABOVE SAID INDIVIDUALS					Y/N **N**	
3.2 PERSONAL DATA						
INDIVIDUALS						
SURNAME	**TURNER**	NAME	**W.BRUCE**		SEX	**M**
TAX CODE		BIRTH DATE (gg/mm/aaaa)	BIRTH PLACE	(PV)	COUNTRY	
PLACE OF RESIDENCE	**c/o GTECH Holdings Corporation 55 Technology Way West Greenwich, Rhode Island 0281**					
ENTITY, PARTNERSHIP, OR TRUST						
CORPORATE NAME						
TAX CODE		CORPORATE SHAPE		DATE OF INCORPORATION (dd/mm/yyyy)		
HEADQUARTERS						

4.TRANSACTIONS

SECTION A) : SHARES AND EQUIVALENT FINANCIAL INSTRUMENTS AND RELATED CONVERTIBLE BONDS

DATE	TRNS	ISIN CODE	SECURITY	NATURE	QUANTITY	PRICE (in €)	VALUE (in €)	EXECUTIONS	Notes
05/09/2006	S	IT0003990402	LOTTOMATICA	AZO	249.843	25,425	6.352.258,28	ESE-SO	
TOTAL SECTION A (in €)							6.352.258,28		

SECTION B) : OTHER FINANCIAL INSTRUMENTS RELATED TO SHARE PURSUANT TO ART. 152-sexies, par. 1, lett. b)

DATE	TRNS	NATURE	FACULTY	FIN. INSTRUMENT		UNDERLYING SHARE		EFFECT. INVESTMENT /DIVESTMENT (NOTIONAL)			POT. INVESTMENT /DIVESTMENT (NOTIONAL)			EXP. DATE	Notes
				ISIN CODE	NAME	ISIN CODE	NAME	Q.TY	PR. €	VALUE €	Q.TY	PRICE €	VALUE €		
TOTAL SECTION B (in €)															
TOTAL SECTION A + B (in €)												6.352.258,28			

Note

ATTACHMENT (29)

Tuesday - 09/12/2006

Internal dealing

Internal dealing Sweitzer - pdf file

ATTACHMENT
(pursuant to Article 152-octies, par. 7 of Issuers' regulation)

1. RELEVANT UNDERSIGNED PERSON							
1.1 PERSONAL DATA							
INDIVIDUALS							
SURNAME	**SWEITZER**	NAME	**DON**			SEX	**M**
TAX CODE		BIRTH DATE		BIRTH PLACE	(PV)	COUNTRY	
DOMICILE	**GTECH Holdings Corporation 55 Technology Way West Greenwich, Rhode Island 02817**						
ENTITIES							
CORPORATE NAME							
TAX CODE		CORPORATE SHAPE		DATE OF INCORPORATION (dd/mm/yyyy)			
HEADQUARTERS							
1.2. RELATIONSHIP WITH THE CONCERNED ISSUER							
C.1) MEMBER OF THE MANAGING BODY OR OF THE CONTROLLING BODY OR GENERAL OFFICER OR VICE GENERAL OFFICER OF THE ISSUER						Y/N **N**	
C.2) OFFICER HAVING ACCESS TO PRIVILEGED INFORMATION ON A REGULAR BASIS AN EMPOWERED TO TAKE MANAGEMENT DECISIONS THAT ARE LIKELY TO AFFECT THE DEVELOPMENT AND THE PROSPECTIVES OF THE ISSUER						Y/N **N**	
C.3) INDIVIDUAL OR ENTITY ACTING IN THE CAPACITY AS SET FORTH UNDER C.1) OR C.2 ABOVE WITHIN AN ISSUER'S SUBSIDIARY						Y/N **Y**	
C.4) HOLDER OF AT LEAST 10% OF THE ISSUER'S SHARE CAPITAL OR OF THE RELEVANT CONTROLLING INDIVIDUAL OR ENTITY						Y/N **N**	

2. ISSUER (OF LISTED SECURITIES)			
CORPORATE NAME	**LOTTOMATICA S.P.A.**	TAX CODE	**8028081001**

3. AUTHOR OF TRANSACTIONS							
3.1 NATURE OF THE AUTHOR OF THE TRANSACTIONS							
RELEVANT PERSON						**Y**	
INDIVIDUAL STRICTLY RELATED TO A RELEVANT PERSON (SPOUSE, DEPENDENT CHILD, PARENT, COHABITING RELATIVE OR RELATIVE-IN-LAW)						Y/N **N**	
ENTITY, PARTNERSHIP OR TRUST STRICTLY RELATED TO A RELEVANT INDIVIDUAL OR ENTITY OR TO ANY OF THE ABOVE SAID INDIVIDUALS						Y/N **N**	
3.2 PERSONAL DATA							
INDIVIDUALS							
SURNAME	**SWEITZER**	NAME	**DON**			SEX	**M**
TAX CODE		BIRTH DATE		BIRTH PLACE	(PV)	COUNTRY	
PLACE OF RESIDENCE	**c/o GTECH Holdings Corporation 55 Technology Way West Greenwich, Rhode Island 0281**						
ENTITY, PARTNERSHIP, OR TRUST							
CORPORATE NAME							
TAX CODE		CORPORATE SHAPE		DATE OF INCORPORATION (dd/mm/yyyy)			
HEADQUARTERS							

4.TRANSACTIONS

SECTION A) : SHARES AND EQUIVALENT FINANCIAL INSTRUMENTS AND RELATED CONVERTIBLE BONDS

DATE	TRNS	ISIN CODE	SECURITY	NATURE	QUANTITY	PRICE (in €)	VALUE (in €)	EXECUTIONS	Notes
05/09/2006	S	IT0003990402	LOTTOMATICA	AZO	30.708	25,425	780.750,90	ESE-SO	
TOTAL SECTION A (in €)							780.750,90		

SECTION B) : OTHER FINANCIAL INSTRUMENTS RELATED TO SHARE PURSUANT TO ART. 152-sexies, par. 1, lett. b)

DATE	TRNS	NATURE	FACULTY	FIN. INSTRUMENT		UNDERLYING SHARE		EFFECT. INVESTMENT /DIVESTMENT (NOTIONAL)			POT. INVESTMENT /DIVESTMENT (NOTIONAL)			EXP. DATE	Notes
				ISIN CODE	NAME	ISIN CODE	NAME	Q.TY	PR. €	VALUE €	Q.TY	PRICE €	VALUE €		
TOTAL SECTION B (in €)															
TOTAL SECTION A + B (in €)											780.750,90				

Note

RECEIVED
2006 OCT 22 P 12:
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ATTACHMENT (30)

Tuesday - 09/12/2006

Internal dealing

Internal dealing Reilly - pdf file

ATTACHMENT
(pursuant to Article 152-octies, par. 7 of Issuers' regulation)

1. RELEVANT UNDERSIGNED PERSON							
1.1 PERSONAL DATA							
INDIVIDUALS							
SURNAME	**REILLY**	NOME	**DONALD**		SESSO	**M**	
TAX CODE		BIRTH DATE	BIRTH PLACE	(PV)	COUNTRY		
DOMICILE	**GTECH Holdings Corporation 55 Technology Way West Greenwich, Rhode Island 02817**						
ENTITIES							
CORPORATE NAME							
TAX CODE		CORPORATE SHAPE		DATE OF INCORPORATION (dd/mm/yyyy)			
HEADQUARTERS							

1.2. RELATIONSHIP WITH THE CONCERNED ISSUER	
C.1) MEMBER OF THE MANAGING BODY OR OF THE CONTROLLING BODY OR GENERAL OFFICER OR VICE GENERAL OFFICER OF THE ISSUER	Y/N **N**
C.2) OFFICER HAVING ACCESS TO PRIVILEGED INFORMATION ON A REGULAR BASIS AN EMPOWERED TO TAKE MANAGEMENT DECISIONS THAT ARE LIKELY TO AFFECT THE DEVELOPMENT AND THE PROSPECTIVES OF THE ISSUER	Y/N **N**
C.3) INDIVIDUAL OR ENTITY ACTING IN THE CAPACITY AS SET FORTH UNDER C.1) OR C.2 ABOVE WITHIN AN ISSUER'S SUBSIDIARY	Y/N **Y**
C.4) HOLDER OF AT LEAST 10% OF THE ISSUER'S SHARE CAPITAL OR OF THE RELEVANT CONTROLLING INDIVIDUAL OR ENTITY	Y/N **N**

2. ISSUER (OF LISTED SECURITIES)			
CORPORATE NAME	**LOTTOMATICA S.P.A.**	TAX CODE	**8028081001**

3. AUTHOR OF TRANSACTIONS	
3.1 NATURE OF THE AUTHOR OF THE TRANSACTIONS	
RELEVANT PERSON	**Y**
INDIVIDUAL STRICTLY RELATED TO A RELEVANT PERSON (SPOUSE, DEPENDENT CHILD, PARENT, COHABITING RELATIVE OR RELATIVE-IN-LAW)	Y/N **N**
ENTITY, PARTNERSHIP OR TRUST STRICTLY RELATED TO A RELEVANT INDIVIDUAL OR ENTITY OR TO ANY OF THE ABOVE SAID INDIVIDUALS	Y/N **N**

3.2 PERSONAL DATA							
INDIVIDUALS							
SURNAME	**REILLY**	NOME	**DONALD**		SESSO	**M**	
TAX CODE		DATA DI NASCITA (gg/mm/aaaa)	COMUNE DI NASCITA	(PV)	STATO		
PLACE OF RESIDENCE	**c/o GTECH Holdings Corporation 55 Technology Way West Greenwich, Rhode Island 0281**						
ENTITY, PARTNERSHIP, OR TRUST							
CORPORATE NAME							
TAX CODE		CORPORATE SHAPE		DATE OF INCORPORATION (dd/mm/yyyy)			
HEADQUARTERS							

4.TRANSACTIONS

SECTION A) : SHARES AND EQUIVALENT FINANCIAL INSTRUMENTS AND RELATED CONVERTIBLE BONDS

DATE	TRNS	ISIN CODE	SECURITY	NATURE	QUANTITY	PRICE (in €)	VALUE (in €)	EXECUTIONS	Notes
05/09/2006	S	IT0003990402	LOTTOMATICA	AZO	3.531	25,43	89.775,68	ESE-SO	
TOTAL SECTION A (in €)							**89.775,68**		

SECTION B) : OTHER FINANCIAL INSTRUMENTS RELATED TO SHARE PURSUANT TO ART. 152-sexies, par. 1, lett. b)

DATE	TRNS	NATURE	FACULTY	FIN. INSTRUMENT		UNDERLYING SHARE		EFFECT. INVESTMENT /DIVESTMENT (NOTIONAL)			POT. INVESTMENT /DIVESTMENT (NOTIONAL)			EXP. DATE	Notes
				ISIN CODE	NAME	ISIN CODE	NAME	Q.TY	PR. €	VALUE €	Q.TY	PRICE €	VALUE €		
TOTAL SECTION B (in €)															
TOTAL SECTION A + B (in €)												**89.775,68**			

Note

ATTACHMENT (31)

NOTICE CONVENING SHAREHOLDERS' MEETING

LOTTOMATICA S.p.A.

Viale del Campo Boario, 56/d - 00153 ROMA

Share Capital: Euro 150,412,152.00 (fully paid-in)

VAT Number,Tax Code and Rome Companies' Register No. 08028081001

Subject to the activity of direction and coordination of De Agostini S.p.A.

NOTICE OF CALL

TO EXTRAORDINARY AND ORDINARY GENERAL MEETING

Holders of Lottomatica S.p.A. ordinary shares are hereby called to attend the Extraordinary and Ordinary General Meeting, to be held in Rome, viale Tupini, 65, at the *Auditorium della Tecnica*, on October 18, 2006 at [11:00 a.m.] in first call and, if necessary, on October 19, 2006, at the same time and place, on second call, to discuss and vote on the following

AGENDA

1. proposals for amendment to the following articles of the Company By-Laws: art. 2.2 (Registered office); art. 3.1 (Duration), art. 5.1 (Corporate capital); article 6.1 (Shares); art. 8.3 (Call for shareholders' meeting); artt. 9.2, 9.3 and 9.4 (Right to intervene and right to vote); art. 11.1 (Competences and majorities of the shareholders' meeting); art. 13 (Appointment of the Board of Directors); art. 15.2 (Meetings of the Board of Directors); art. 17.2 (Powers of the Board of Directors); artt. 19.3 and 19.4 (Executive Officer and Director General); art. 20 (Board of Auditors). Proposal for introduction of an additional clause 6.2 concerning the power of the Extraordinary Shareholders' Meeting to issue shares or other financial instruments pursuant to art. 2349 of the Italian Civil Code; proposal for introduction of an additional article (Art. 22) relating to the manager charged with preparing the Company's financial reports, and renumbering of the following articles. New layout of the By-Laws. Relating and resulting resolutions;

2. proposal for revocation of the Extraordinary Shareholders' Meeting resolution passed by Newgames S.p.A. - (now Lottomatica S.p.A.) - on September 21, 2005, whereby the Board of Directors was vested with the authority to increase the share capital against payment pursuant to art. 2443, paragraph 2, of the Italian Civil Code; proposal to vest the Board of Directors as per art. 2443, paragraph 2 of the Civil Code, with the authority to increase the share capital against payment in several issues, with the exclusion of the right to options as per art. 2441 paragraph 4, second sentence of the Civil Code, and serving one or more stock options plans reserved for the executives of the Company and/or the employees of Lottomatica S.p.A. and/or its subsidiaries, and/or for the acquisition of equity investments (including through mergers or de-merger transactions) or businesses or branches of businesses and subsequent amendment to art. 5 of the By-Laws. Relating and resulting resolutions;

3. **expiry of the mandate of the co-opted Directors pursuant to art. 2368 of the Civil Code: relating and resulting resolutions;**

4. **proposal for revocation of the Ordinary Shareholders' Meeting resolution passed by Newgames S.p.A. - (now Lottomatica S.p.A.) - on September 21, 2005 and determination of the Directors' compensation pursuant to art. 2389 of the Civil Code;**

5. **proposal for approval of the stock-option plan 2006-2014 reserved for the employees of Lottomatica S.p.A. and/or its subsidiaries and attribution of powers to the Board of Directors. Relating and resulting resolutions;**

6. **proposal for approval of the stock-option plan 2006-2009 reserved for the employees of Lottomatica S.p.A. and/or its subsidiaries and attribution of powers to the Board of Directors. Relating and resulting resolutions;**

7. **proposal for approval of the stock-option plan 2006-2011 ("Retention Plan") reserved for the employees of Lottomatica S.p.A. and/or its subsidiaries and attribution of powers to the Board of Directors. Relating and resulting resolutions.**

Pursuant to Article 126-*bis* of Legislative Decree 58/1998, shareholders who, separately or jointly, represent at least one fortieth of the voting share capital may request, within five days of the publication of this notice, additions to the agenda, specifying in the request the additional items they propose. Additions to the agenda may not be made, however, for matters on which the shareholders' meeting is required by law to resolve on proposals put forward by the directors or on the basis of a plan or report the latter have prepared. In the event of any such additions, the amended agenda will be published in the same way as this notice, at least ten business days before the meeting is convened.

In accordance with the applicable laws and regulations, are entitled to attend the meeting, those shareholders for whom the Company has received the notification for participation issued by authorized intermediaries charged with keeping the relevant accounts at least two days before the date set for the meeting.

Such notification, received by the Company in compliance with the abovementioned provisions, is valid for successive meetings.

The Company does not require shareholders to block their shares to be eligible to attend a meeting, instead they must give the intermediary charged with keeping the relevant accounts instructions to make the necessary notifications to the Company at least two days before the date of the meeting. This does not prevent the subsequent withdrawal of the shares, the intermediary who sent said notification shall inform the Company without delay of any transfers, in whole or in part, of the corresponding financial instruments before the shareholders' meeting is held.

Any requests for advance notice to perform the relevant formalities in good time or unavailability of shares to be deposited as a consequence of intermediaries' market practices may not be imputed in any way to the Company.

Each shareholder being entitled to intervene in the meeting can be represented, pursuant to art. 9 of the By-Laws and in compliance with art. 2372 of the Civil Code.

Shareholders are invited to arrive before the scheduled start of the meeting in order to facilitate the registration formalities. It is also important that they bring a copy of the notification that the intermediary is required to send in accordance with the aforementioned provisions.

The registration of participants will begin at [9.00] a.m.

In accordance with the applicable laws and regulations, the reports and proposed resolutions for all the items on the agenda are available to the public at the Company's registered office and at Borsa Italiana S.p.A. and shareholders may obtain a copy thereof at their own expense. The documentation for the meeting will also be posted on the Company's website (http:/www.gruppolottomatica.it).

Rome, [•]

LOTTOMATICA S.p.A.

p. the Board of Directors

The Chairman

ATTACHMENT (32)

Monday - 09/18/2006

Internal dealing

Internal dealing Salvemini - pdf file

ATTACHMENT
(pursuant to Article 152-octies, par. 7 of Issuers' regulation)

1. RELEVANT UNDERSIGNED PERSON							
1.1 PERSONAL DATA							
INDIVIDUALS							
SURNAME	**SALVEMINI**		NAME	**SEVERINO**		SEX	**M**
TAX CODE		BIRTH DATE		BIRTH PLACE	(PV)	COUNTRY	
DOMICILE							
ENTITIES							
CORPORATE NAME							
TAX CODE		CORPORATE SHAPE		DATE OF INCORPORATION (dd/mm/yyyy)			
HEADQUARTERS							
1.2. RELATIONSHIP WITH THE CONCERNED ISSUER							
C.1) MEMBER OF THE MANAGING BODY OR OF THE CONTROLLING BODY OR GENERAL OFFICER OR VICE GENERAL OFFICER OF THE ISSUER						Y/N **Y**	
C.2) OFFICER HAVING ACCESS TO PRIVILEGED INFORMATION ON A REGULAR BASIS AN EMPOWERED TO TAKE MANAGEMENT DECISIONS THAT ARE LIKELY TO AFFECT THE DEVELOPMENT AND THE PROSPECTIVES OF THE ISSUER						Y/N **N**	
C.3) INDIVIDUAL OR ENTITY ACTING IN THE CAPACITY AS SET FORTH UNDER C.1) OR C.2 ABOVE WITHIN AN ISSUER'S SUBSIDIARY						Y/N **N**	
C.4) HOLDER OF AT LEAST 10% OF THE ISSUER'S SHARE CAPITAL OR OF THE RELEVANT CONTROLLING INDIVIDUAL OR ENTITY						Y/N **N**	
2. ISSUER (OF LISTED SECURITIES)							
CORPORATE NAME	**LOTTOMATICA S.P.A.**			TAX CODE	**8028081001**		
3. AUTHOR OF TRANSACTIONS							
3.1 NATURE OF THE AUTHOR OF THE TRANSACTIONS							
RELEVANT PERSON						**Y**	
INDIVIDUAL STRICTLY RELATED TO A RELEVANT PERSON (SPOUSE, DEPENDENT CHILD, PARENT, COHABITING RELATIVE OR RELATIVE-IN-LAW)						Y/N **N**	
ENTITY, PARTNERSHIP OR TRUST STRICTLY RELATED TO A RELEVANT INDIVIDUAL OR ENTITY OR TO ANY OF THE ABOVE SAID INDIVIDUALS						Y/N **N**	
3.2 PERSONAL DATA							
INDIVIDUALS							
SURNAME	**SALVEMINI**		NAME	**SEVERINO**		SEX	**M**
TAX CODE		BIRTH DATE (gg/mm/aaaa)		BIRTH PLACE	(PV)	COUNTRY	
PLACE OF RESIDENCE							
ENTITY, PARTNERSHIP, OR TRUST							
CORPORATE NAME							
TAX CODE		CORPORATE SHAPE		DATE OF INCORPORATION (dd/mm/yyyy)			
HEADQUARTERS							

4.TRANSACTIONS

SECTION A) : SHARES AND EQUIVALENT FINANCIAL INSTRUMENTS AND RELATED CONVERTIBLE BONDS

DATE	TRNS	ISIN CODE	SECURITY	NATURE	QUANTITY	PRICE (in €)	VALUE (in €)	EXECUTIONS	Notes
18/09/2006	V	IT0003990402	LOTTOMATICA	AZO	1.000	30,00	30.000,00	MERC-IT	
TOTAL SECTION A (in €)							**30.000,00**		

SECTION B) : OTHER FINANCIAL INSTRUMENTS RELATED TO SHARE PURSUANT TO ART. 152-sexies, par. 1, lett. b)

DATE	TRNS	NATURE	FACULTY	FIN. INSTRUMENT		UNDERLYING SHARE		EFFECT. INVESTMENT /DIVESTMENT (NOTIONAL)			POT. INVESTMENT /DIVESTMENT (NOTIONAL)			EXP. DATE	Notes
				ISIN CODE	NAME	ISIN CODE	NAME	Q.TY	PR. €	VALUE €	Q.TY	PRICE €	VALUE €		
TOTAL SECTION B (in €)															
TOTAL SECTION A + B (in €)												**30.000,00**			